Form 10-K, Exhibit 13
period 1994-12-31
YELLOW CORP
filed 1995-03-28
CIK 716006

                                                                    Exhibit (13)





                               Yellow Corporation


                               1994 Annual Report


                                to Shareholders

                             NARRATIVE DESCRIPTION
                          OF PICTURES AND CHARTS FROM
                     YELLOW CORPORATION 1994 ANNUAL REPORT


Front Cover --          Picture of steering wheel with Yellow Corporation logo
                        in the middle.

Inside Front Cover --   Photograph of stretch of highway.

Page 3 --               Small inset picture of Yellow Freight System trailer on
                        rail flatcar.

Page 4 --               Inset picture of a portion of a steering wheel.

Page 5 --               Inset picture of George E. Powell III, President and
                        Chief Executive Officer of the Company

Page 6 --               Entire page is a picture of a Yellow Freight System
                        driver adjusting a rear-view mirror

Page 7 --               Small inset picture of a Yellow Freight System tractor
                        and trailer

Page 8 --               Small inset picture of a Preston Trucking Company
                        tractor and trailer

Page 9 --               Entire page is a picture of a driver entering his
                        tractor

Page 10 --              Entire page is a picture of a driver shifting gears

Page 11 --              Small inset picture of a Saia Motor Freight Line
                        tractor and trailer

Page 12 --              Small inset picture of an interstate highway cloverleaf
                        intersection

Page 13 --              Entire page is a picture of a driver polishing his
                        tractor's radiator grill

Page 14-15 --           Small inset picture running on both pages of a tractor
                        steering wheel

Page 35 --              Small inset pictures of each of the Company's Directors
                        and the Secretary to the Board

Inside Back Cover --    Picture of a Yellow Freight System tractor and dual
                        trailers

YELLOW CORPORATION 1994 ANNUAL REPORT TEXT


CONTENTS

This is Yellow Corporation
and Financial Highlights

Letter To Shareholders

Serving Our Customers

Management's Discussion
and Analysis

Financial Summary

Consolidated Financial
Statements

Notes To Consolidated
Financial Statements

Report Of Independent
Public Accountants

Supplementary Information

Senior Officers

Directors

FINANCIAL HIGHLIGHTS
Yellow Corporation and Subsidiaries
(Amounts in thousands except per share data)
                                                            1994            1993(a)             1992
Operating revenue                                        $ 2,867,492      $ 2,856,505        $ 2,262,676
Income from operations                                        11,011           53,893             82,814
         Income (loss) before extraordinary item and
         cumulative effect of accounting change               (3,848)          18,801             41,040
Net income (loss)                                             (7,906)          18,801             29,540

Per share data:
         Income (loss) before extraordinary item and
          cumulative effect of accounting change                (.14)             .67               1.46
         Net income (loss)                                      (.28)             .67               1.05
         Cash dividends                                          .94              .94                .94
Total debt                                                   247,760          226,503            134,077
Shareholders' equity                                         460,843          486,453            485,496

(a) -    1993 amounts include the operating results of Preston Corporation effective March 1, 1993. The 1993 results also include a network development charge of $11.2 million after taxes ($.40 per share) and a charge of $1.6 million ($.06 per share) to reflect the impact of a higher tax rate on the company's deferred tax liabilities.


YELLOW CORPORATION
is a holding company whose subsidiaries offer customers an array of high-service, value-added transportation products that competitively position each subsidiary for growth.

YELLOW FREIGHT SYSTEM, INC.
Yellow Freight System, headquartered in Overland Park, KS is the corporation's largest subsidiary with 1994 operating revenue of $2.2 billion. As the largest provider of less-than-truckload services in the nation, Yellow Freight System employs 25,400 people throughout a network of 509 facilities. Direct service is available to more than 35,000 points in the United States and Canada. The company also provides service to Mexico, the Caribbean, and, via an alliance, to Europe.

PRESTON TRUCKING COMPANY, INC.
Preston Trucking Company, headquartered in Preston, MD provides regional less-than-truckload services in the upper Midwest and Northeast. A network of 71 facilities throughout this geographic region is operated by 5,900 employees who focus on one and two-day service. The company recorded operating revenue of $417 million in 1994.

SAIA MOTOR FREIGHT LINE, INC.
Saia Motor Freight Line, headquartered in Houma, LA also provides regional less-than-truckload services. Its market consists of nine states in the South. Providing premier regional service, Saia's 2,300 employees operate a network of 58 facilities. This year, Saia absorbed the operations of its sister company, Smalley Transportation Company, adding full coverage for the state of Florida and parts of Georgia. Combined revenue in 1994 was $178 million.

CSI/REEVES, INC.

CSI/Reeves, headquartered in Calhoun, GA is a specialty carrier providing transportation, warehousing and distribution services to the carpet and floor covering industry. Almost 400 people are employed by CSI/Reeves with 1994 revenue of $36 million.

WESTEX,
WestEx, formerly Johnson's Freightlines, headquartered in Phoenix, AZ is a recent acquisition. This regional less-than-truckload carrier provides mostly overnight service to the states of Arizona, New Mexico and parts of Texas and Nevada. Over 300 people are employed at WestEx with 1994 operating revenue of $17 million.* The company plans to expand into California and adjoining Western states.

YELLOW LOGISTICS SERVICES, INC.
Yellow Logistics Services, headquartered in Overland Park, KS offers a full range of integrated logistics management services including transportation management, warehousing, information systems, distribution, package design and testing.

YELLOW TECHNOLOGY SERVICES, INC.
Yellow Technology Services, headquartered in Overland Park, KS employs 300 people and ensures that the operating companies--primarily Yellow Freight System--have access to advanced information systems that are now required to meet the ever-increasing information demands of transportation customers.

*This acquisition was completed in November 1994, resulting in only two months of revenue reflected in the consolidated results.

LETTER TO SHAREHOLDERS

One dominant event had a material impact on Yellow Corporation in 1994. The 24-day national labor strike against our largest subsidiary, Yellow Freight System, cast a shadow over our perfor-mance in the first half of the year. During the second half, however, we regained momentum with an improved performance allowing us to resume progress on our long-term strategy.
         That strategy is straightforward: maximize profitability at our core operations while lever-aging our management experience and reputation to selectively acquire and build new transportation businesses. Having transformed in the last two years from the owner of a single motor carrier to a transportation holding company, we are confident about 1995 and beyond.

1994 PERFORMANCE
         Yellow Corporation lost $7.9 million, or $.28 per share in 1994, compared to a profit of $18.8 million, or $.67 per share, in 1993. The loss was due directly to the national strike by the International Brotherhood of Teamsters in April. The work stoppage at Yellow Freight had a negative earnings impact of an estimated $1.24 per share. Harsh winter weather in the first quarter and a one-time, after tax charge of $4.1 million, or $.14 per share, in the third quarter to write-off the value of intrastate operating rights also contributed to lower corporate earnings. Yellow Freight and Preston Trucking Company were adversely affected by the strike. Yellow Freight, however, regained more than 98 percent of pre-strike revenue by year's end. Cost control, continued diversification of its product offering and marketplace pricing stability also contributed to a positive second half performance by Yellow Freight.
         Preston Trucking, fortunate to endure only six idle days during the national strike, saw revenue increase dramatically during April as shippers turned to the carrier as one of few alternatives to move their goods. Preston Trucking was, however, adversely affected by the event when the heavy volumes strained its system. Service performance and profitability suffered in the remainder of the second quarter and the third quarter. Preston Trucking's fourth quarter showed improvement with revenue gains and further cost control.
         Saia Motor Freight enjoyed significant revenue growth throughout the year as it acquired new business through geographic expansion. In addition, the company received modest benefit from the labor strike as shippers sought alternative transportation capacity. Revenue increased 15 percent year over year. Saia will also grow as a result of its recent merger with sister company Smalley Transportation Company. The merger, completed in January 1995, created a $180 million company.
         Yellow Logistics Services successfully expanded logistics activity for existing customers and attracted new customers. Through this subsidiary, we are offering services such as transportation management, warehousing, special integrated services, package testing and optimization, and transportation and distribution process reengineering. CSI/Reeves, our specialty-carpet logistics carrier, benefited from yield improvement and market expansion and penetration. CSI had revenue growth of 28 percent and posted its first operating profit since 1988.

THE PLAN
         Yellow Freight provides 80 percent of our corporate revenue. As the greatest contributor to revenue and earnings, it is essential that we maximize the earning power of this core business. Strategically, Yellow Freight will reduce costs by fully implementing provisions of its new labor agreement, continuing to reconfigure its terminal network and investing in technology to improve productivity. Revenue will be enhanced with improved yield management and continued new product introduction. Profitability will also benefit from Yellow's continued commitment to pricing stability.
         Terminal network changes are streamlining operations. While over 100 facilities have been consolidated, geographic coverage remains unchanged and service has improved at reduced costs. Annual cost savings are currently running in excess of $10 million.
         Yellow Freight is taking full advantage of the flexibility available in its new labor agreement. In October, the company conducted operational changes to implement new intermodal provisions available in the contract. When the benefits of the provisions are fully realized, annual savings are expected to approach $30 million. Add the elimination of forced overtime for dockworkers and a lower new-hire compensation scale, and total savings are expected to exceed $40 million annually by the fourth and final year of the pact, offsetting annual increases in wages and benefits agreed to in the contract.
         Earning power will also be enhanced over the next three years at Yellow Freight with a $100 million investment in technology to further automate information flows, capture information at its source and streamline freight movement. Because our business is intensely transactional, the reengineering of these processes presents significant opportunities to reduce administrative costs and improve productivity through enhanced freight flow planning. As well, the centralization of customer service functions will provide more timely and more valuable customer information. Partial benefits of this investment are already evident and we expect to realize full benefits in two to three years.
         In addition to removing costs and improving processes, Yellow Freight continues to create new revenue streams to maintain its market leadership position. For example, Yellow Integrated Services(TM) provides shippers with customized solutions such as warehousing, special pick up and delivery or return goods coordination. Yellow Express Services(TM) includes a guaranteed service and an expansion of reduced transit time services. Yellow Information Technology(TM) offers customers technology products ranging from electronic data interchange to imaging, to PC-based tracing and rating. Additionally, Yellow Freight will continue to pursue target markets such as the exhibit and chemical markets. Yellow International Services(TM) will expand in 1995 with plans to launch service to the Pacific Rim and add an air product to its existing transatlantic European service.
         Evidenced by its emphasis on cost control, technology investment and attention to revenue opportunities, Yellow Freight is a company determined to maintain its position as a leader in the transportation marketplace.
         Preston Trucking continues its financial turnaround. In 1994, employees gave the company overwhelming support by voting to continue a wage reduction at 7 percent below the national union standard. The percentage will be reduced to 5 percent in April 1995. Full wages will be restored in April 1996. The wage reduction will save an estimated $25 million and provides the necessary time for new productivity programs and a new service offering to take hold.
         Investment at Preston Trucking is directed toward activities that provide dramatic service improvements. A $5 million, 170-door distribution center near Cleveland, Ohio is the centerpiece of the new SuperRegion service which offers reduced transit times in an expanded geographic region. To date, competitors have been unable to match the service on a comprehensive basis and customers are enthusiastic about the superior product. As a result, Preston Trucking's revenue and profitability are expected to improve throughout 1995.
         Saia responded to market demands for high quality regional service in the South by opening 20 new facilities during the year. Saia also recently absorbed the business of Smalley Transportation. The combined operation, marketed as Saia, now has 58 facilities stretching from Texas to Florida. Saia will leverage the merger and recent intrastate deregulation to offer customers full-state and overnight coverage in nine states, as well as a comprehensive regional service across the South.
         Consistent with our corporate strategy to expand our regional less-than-truckload business, Yellow Corporation acquired a regional carrier based in Phoenix, AZ. Johnson's Freightlines serves Arizona, New Mexico and parts of Texas and Nevada. The company was renamed WestEx and will expand its presence in the Western United States. Plans for expansion into California and adjoining states are underway.

THE FUTURE
         What used to be exceptional service is becoming the norm. It is no longer acceptable to simply keep pace. Our companies must set the pace by redefining exceptional service. To do so, our management and employees have discarded old ways of doing business in favor of unprecedented approaches to problem solving. In the following pages of this report, you'll read examples of these new approaches and how they will lead to improved profitability.
         As we mark the halfway point of the decade, history continues to record rapid change in the transportation industry. Global competitive pressures are pushing customers toward optimization of their total logistics costs, requiring faster and more reliable transit times. In many instances, customers are completely re-configuring their distribution patterns to meet these demands, resulting in the need for transportation suppliers to change. This, combined with the effects of intrastate deregulation, means that we must be prepared for increased competition.
         Yellow Corporation companies have anticipated these challenges and are continuing to implement changes that strengthen their position as transportation suppliers of choice. We are equipped with the assets, technology, management experience and employee commitment to successfully execute our plans. Our companies will make their customers more competitive. The result will be enhanced shareholder value.

GEORGE E. POWELL III
President and Chief Executive Officer

YELLOW FREIGHT'S VISION IS CLEAR
In early 1994, Yellow Freight System assembled a plan called Blueprint for Change that would positively alter its activities for years to come. The "blueprint" outlines dramatic changes in the company's processes, management approach and employee skills.

PHOTO COPY: Yellow Freight's vision is clear: to be the fastest, most convenient and reliable transportation partner of the 21st century.

         Supported by a $100 million investment in technology, Yellow Freight is reconstructing the way it does business. Centralized customer service facilities are being established. Billing and stating will move onto the information highway available to customers in various electronic formats, and rating will be automated. Dispatch will be computer-assisted with pick up and delivery needs recorded electronically or by fax. Integrated information systems will make routine requests for shipment tracing, rating or proof of deliveries an automated reality. The automation and systemization of these activities will improve service, reduce costs, increase labor productivity and give customers better information, quicker.
         But the true test of superior customer service lies in how efficiently Yellow Freight can move both freight and freight information. The process is called freight flow and dramatic improvements are scheduled. The improvements are based on the guiding principle that shipment information must stay ahead of the physical flow of freight at all times. Receiving information ahead of time can accelerate freight flow because information will work as a catalyst to "pull" freight through the system rather than slow the movement as shipments wait on information.
         Again, technology is key. Computer Assisted Dispatch (CAD) equipment will electronically communicate with drivers for customer pick up and deliveries. Drivers receive messages on Mobile Data Terminals (MDTs) for pick ups and respond with data about the shipments that begin the process of "pulling" freight with information. Employees plan movements using real-time information available from the computerized Shipment Transfer and Tracking System (STATS). Dockworkers use a computer-aided Dock Operations Control System (DOCS) to manage the movement of trailers to and from dock doors. Finally, bar code scanners are used to update shipment information--eliminating the need to wait on paper to move freight.
         Technology advancements are a business requirement, but the performance of people will be the distinguishing factor in our future success. The contractual employees of our companies stepped up to the changing marketplace by overwhelmingly ratifying a new labor agreement that incorporates unprecedented flexibilities--flexibilities that will result in better service to customers.


YELLOW FREIGHT EMBRACES CHANGE
         The new four-year agreement with the International Brotherhood of Teamsters allows use of more intermodal rail transportation when it makes sense for the company and customers. Operational efficiencies are gained and customer service is enhanced. The contract also includes a combination of flexible overtime rules, greater options for adding staff in peak periods and lower new-hire rates. Now, our companies can extend pick up and delivery times and move freight faster while better managing costs.
         Most importantly though, the new agreement creates a true partnership between contractual employees and our companies. A provision in the contract referred to as Article 20 recognizes that it is the customer not the company nor the union that creates jobs and job security. It states "...the union and the companies agree to work together to provide the kind of quality service and products that the ultimate employer, the customer, demands."


PHOTO COPY: Preston Trucking has established itself as a leader in high-service regional transportation with the advent of the SuperRegion.

PRESTON: DIRECT TO DESTINATION
         Increased global competition is causing businesses to change distribution patterns and further reduce the time it takes to make and distribute products. The result is the need for more regional transportation services. Preston Trucking Company has established itself as a leader in high-service regional transportation with the advent of SuperRegion, a geographically comprehensive one and two-day service in the Northeast and upper Midwest.
         This expansive, faster service was created when Preston Trucking replaced its hub and spoke system with a single-hub regional concept. The strategic location of a consol-idation center near Cleveland allows Preston Trucking to load more freight direct to destination rather than pushing shipments through a multi-sort configuration. Less freight handling removes costly time and reduces the opportunity for damage.
         Over 1,200 lanes in Preston Trucking's service area experienced improvements in transit time standards to one and two days when the SuperRegion service was launched in October. Shipment activity for the system is computerized and tightly scheduled. This data combined with information on daily pick ups tells individual coordinators working in Cleveland the precise characteristics of the freight and when it will arrive. Stacking and loading plans are made accordingly, utilizing the specially designed narrow dock that eliminates space and saves time.

         Next, teams rapidly and systematically consolidate shipments for their final destination. Transfer time is recorded at four to six hours, dramatically below industry levels. Transfer time is the amount of time it takes to unload, sort and reload freight at a consolidation site. On-time service performance is running at record highs. Internal measures verify that freight is also more likely to be damage-free.

PHOTO COPY: Saia is a key provider of transportation services in an explosive market and well-positioned for growth over the next several years.


GROWING SAIA
         The Southeast quadrant of the United States is one of the largest markets in the world. Saia Motor Freight is a key provider of transportation services in this explosive market and well-positioned for growth over the next several years.
         Saia's competitive advantage lies in its quality heritage and flexible workforce. In 1994, Saia employees opened 20 facilities in Texas, Georgia and Tennessee. Simultaneously, it merged its $140 million operation with the $40 million Smalley Transportation operation, a sister company. Information systems were successfully integrated, processes were blended and personnel reassigned. No small task for the 2,300 Saia employees, but all the more impressive when records confirm continued high on-time service and remarkably low freight-damage claims.
         In 1995, Saia is scheduled to complete an expansion plan that will add North Carolina and South Carolina to its present nine-state service area.
         As Saia expands, the company will focus on continual reduction in transit times, direct service to all points within its region and enhancement of information systems. This focus is highly compatible with its customers' focus on reduced cycle time, lower costs and more accessible information. Customers now have a premier option for their regional transportation needs in the South as Saia becomes larger.
         Saia gives Yellow Corporation a significant regional presence in the South. Preston Trucking provides such a presence across the Northeast and upper Midwest. WestEx, a regional carrier based in Phoenix, AZ will expand to give the corporation the same presence in the extensive Western regional market. While growth will be managed to assure high quality customer service, WestEx will soon expand services beyond Arizona, New Mexico, Texas and Nevada into California.


MEETING CUSTOMERS' UNIQUE NEEDS
         Businesses continued to recognize a need for logistics support in 1994. In an effort to strategically locate its expertise closer to the marketplace, Yellow Logistics Services opened regional sales offices in major metropolitan areas. Business Development staff members are located in Chicago, Kansas City, Philadelphia and Pittsburgh. As well, the company created special niche units that deliver a unique combination of transportation, warehousing and information systems above and beyond the core logistics management services.

         These units include Return Product Management which provides an organized system for the return of goods that are outdated or in need of refurbishment or repair. Yellow Logistics manages the packaging, pick up, transportation, shipment tracking, inspection, repair or disposal of the merchandise.
         Yellow Logistics also offers customized logistics modeling, which is a planning tool that is offered to companies so they may determine strategic facility locations and transportation strategies based on cost and service parameters. The modeling tools use actual company data to analyze needs and project future growth.


PHOTO COPY: Technology advancements are a business requirement, but the performance of people will be the distinguishing factor in our future success.


DEVELOPING TOMORROW'S TECHNOLOGY
         The collection, organization and dissemination of information is a critical component of success for all Yellow Corporation companies. Advanced, innovative information systems will drive our success. That's why a reengineering effort at Yellow Technology Services is underway that will dramatically enhance customer satisfaction and improve the application of technology in the next few years. Specifically, Yellow Technology is moving from an environment that was dependent on mainframe com-puters to a more flexible environment which will make information more accessible to employees and customers.
         This renaissance of Yellow Technology will enable it to ensure that Yellow Corporation companies have the information technology necessary to anticipate and meet the information needs of customers.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS
1994 VS. 1993
         Operating revenue for Yellow Corporation (the company) totaled $2.87 billion in 1994, an increase of $11.0 million from 1993. The flat revenue was due to a 24-day national labor strike in April by the International Brotherhood of Teamsters (Teamsters) against the company's largest subsidiary, Yellow Freight System, Inc. (Yellow Freight), which essentially offset other revenue increases. The strike also impacted most of Yellow Freight's major unionized competitors. The company realized $85 million more revenue from the inclusion of Preston Corporation (Preston) for twelve months in 1994 versus ten months in 1993. An additional $105 million of increased revenue was generated by full year growth at the subsidiaries, exclusive of the labor strike impact. This revenue growth came from rate increases and geographic expansion and was split evenly between Yellow Freight and the other subsidiaries as a group.
         The company had a net loss of $7.9 million, or $.28 per share, in 1994 compared to net income of $18.8 million, or $.67 per share in 1993. The 1994 net loss resulted primarily from the labor strike which reduced earnings by an estimated $1.24 per share. A special charge of $4.1 million after taxes, or $.14 per share, to write-off the value of intrastate operating rights also negatively impacted 1994 results. This write-off was necessitated by federal legislation that deregulated the entry and rates for intrastate operations of all transportation companies. Net income in 1993 included an $11.2 million, or $.40 per share, charge for network development at Yellow Freight as well as a reduction of $1.6 million, or $.06 per share, from the impact of the statutory increase in the U.S. federal tax rate on the company's deferred tax liabilities.
         As a result of the labor strike, Yellow Freight experienced a 6% decrease in revenue for 1994 ($2.22 billion) versus 1993 ($2.36 billion). Rate increases in January 1994 were offset by a 7% decrease in tonnage levels and a 12% decline in the number of shipments handled from 1993. However, the new four-year labor contract provides Yellow Freight greater operational flexibility while giving Teamster employees increased wages, benefits and job security. The increased flexibility means that Yellow Freight has the ability to lower operating costs by gaining the right to use more rail transportation and dock casual workers whose rate of pay is fixed during the contract. In return, the carriers agreed to a 14% increase in wages and benefits over the four-year contract term.
         Yellow Freight's earnings were also negatively impacted by severe winter weather experienced in the first quarter of 1994 which caused significant business disruptions and higher operating expenses. Salaries, wages and employees' benefits expense as a percentage of revenue was essentially the same in 1994 and 1993. Slightly lower employee levels were offset by wage and benefit increases of approximately 3% effective April 1 under the new labor
agreement.     Operating expenses and supplies increased as a percent of
revenue, primarily due to the fixed component of certain of these costs and increases in equipment maintenance and general expenses. In the third quarter, Yellow Freight implemented a change of linehaul operations, which allows substantially more freight to be transported via rail. This change, which was made possible by the new labor agreement, will hold down operating costs, reduce capital expenditures for revenue equipment and improve service for customers. Purchased transportation costs were higher in 1994 as a result of this increased rail usage in the third and fourth quarters. Other nonoperating expenses decreased $4.1 million due primarily to gains on revenue equipment sales and less expense related to nonoperating facilities.
         Preston Trucking Company, Inc. (Preston Trucking) had revenue of $416.8 million in 1994, an annualized revenue increase of 5% compared to 1993. However, their operating margin deteriorated slightly during the year as a result of severe winter weather in the Northeast during the first quarter, the impact of the second quarter strike and shipper uncertainty concerning approval of the wage reduction agreement described below. Preston Trucking saw a dramatic increase in revenue during the second quarter of 1994 as they returned to work under an interim agreement with the Teamsters after only six days on strike. The increased business adversely affected service performance and costs, reducing profitability in the latter part of the second quarter and into the third quarter. In mid-1994, the Teamster employees of Preston Trucking approved a plan to reduce wages in return for a share of profits if certain operating results are achieved. The plan lessens pay by seven percent from standard wages under the new contract for the period April 1, 1994 to March 31, 1995 and by five percent for the period April 1, 1995 to March 31, 1996. Pay levels return to standard contract wages on April 1, 1996. This plan replaced a one year, nine percent wage reduction approved in March 1993, shortly after Preston Trucking was acquired by the company. Significant service improvements were achieved in the fourth quarter through the implementation of a new regional concept featuring a 170-door distribution center near Cleveland, Ohio. Called the SuperRegion, it provides reduced transit times and superior service across an expanded geographic area. This service began attracting new revenue during the quarter.

         Saia Motor Freight Line, Inc. (Saia) maintained an operating ratio of
92.0 in 1994 as it expanded geographically in Texas, Tennessee and Georgia. Start up costs for these expansions burdened 1994 operating expenses while the full revenue benefits will not be realized until 1995 and subsequent years. Saia, with revenue of $137.8 million in 1994, achieved a 15% increase in revenue compared to 1993 due to growth and second quarter benefits from the labor strike. Smalley Transportation Company (Smalley) continued to improve its operating ratio, 98.8 for 1994, while maintaining 4% revenue growth to $40.3 million. Effective January 1, 1995, Smalley was merged into Saia to offer customers more comprehensive regional coverage and to reduce costs. Merger-related costs in 1994 are estimated to have negatively impacted Saia and Smalley's operating expenses by $1 million.


1993 VS. 1992
         Operating revenue for the company totaled $2.86 billion in 1993 versus $2.26 billion in 1992, an increase of 26.2%. A significant portion of the increase in 1993 revenue ($500 million) is attributable to the March 1, 1993 acquisition of Preston. The remaining revenue growth came from increases in rates and the number of shipments handled as well as contributions from new services started in 1992. Yellow Freight had revenue of $2.36 billion in 1993, up 4.2% from 1992, with a 4.9% increase in total tonnage. Tonnage levels in 1993 were essentially the same as 1990 due to the growth in the economy during that period, offset by Yellow Freight's commitment to improving account profitability and resisting discounting.
         Net income for 1993 was $18.8 million, or $.67 per share, compared to 1992 net income of $29.5 million, or $1.05 per share. Earnings for 1993 reflect an $11.2 million, or $.40 per share, charge for network development at Yellow Freight as well as a reduction of $1.6 million, or $.06 per share, from the impact of the statutory increase in the U.S. federal tax rate on the company's deferred tax liabilities. Net income for 1992 was reduced $11.5 million, or $.41 per share, due to a change in the company's revenue recognition policy.
         Earnings declined in 1993 largely because of competitive pricing pressures, especially in the first half of the year, and severe winter weather across the nation in the first quarter. The operations of the Preston subsidiaries had a small negative impact on earnings in 1993, although they showed steady improvement during the year and contributed $.02 per share to fourth quarter earnings.
         The company's operating ratio was 98.1 in 1993 compared to 96.3 in 1992. Purchased transportation increased as a percentage of revenue due to increased use of rail transportation and the Preston subsidiaries' heavier usage of purchased transportation. Salaries, wages and employees' benefits decreased as a percent of revenue despite wage and benefit increases of approximately 3% effective April 1 for Teamster employees. This is due to a wage reduction of 9% effective April 1 for employees of Preston Trucking, a small decrease in the total number of employees and a reduction in workers' compensation expense. Due to moderate capital expenditures during the last three years and more efficient use of equipment, depreciation expense also decreased as a percent of revenue. This resulted in higher equipment maintenance costs which negated a portion of the depreciation expense savings.
         During 1993, Yellow Freight instituted an extensive network development process by consolidating and realigning terminals to improve customer service and reduce costs. A charge of $11.2 million after taxes was recorded for the costs to close certain facilities and dispose of excess property. This network development will result in better use of assets, reduced overhead, improved transit times and lower freight handling costs without reducing customer service.

         Interest expense increased $5.5 million primarily due to increased debt levels related to the Preston acquisition. Other nonoperating expenses decreased $4.3 million due to gains on facility sales, lower levels of losses related to equipment sales and less expense related to nonoperating facilities.


1992 VS. 1991
         Operating revenue for the company totaled $2.26 billion in 1992, down 3.5% from $2.34 billion in 1991. Rate increases of approximately 5% were offset by a decrease in total tonnage of 5.5% in 1992 compared to 1991, reflecting a commitment to improving account profitability and resisting discounting.
         Net income for 1992, before a charge for the cumulative effect of a change in revenue recognition policy, was $41.0 million, or $1.46 per share, compared to 1991 net income of $26.7 million, or $.95 per share. The nonoperating charge of $11.5 million after taxes, or $.41 per share, reduced full year net income to $1.05 per share and had no impact on cash flow. Yellow Freight was able to retain most of its January 1, 1992 rate increase, a key ingredient in improving profitability during 1992. The company's operating ratio for 1992 improved to 96.3 from 97.6 in 1991 despite decreased revenue and tonnage. The improvement in costs came primarily in the area of operating expenses and supplies. Fuel expense decreased as a result of declining prices and fewer miles operated. General operating expenses also decreased significantly in a number of key areas as a result of continued cost control efforts and decreased operating volume. Increased efficiencies and decreased operating volume resulted in lower employee levels. Additionally, workers' compensation costs were reduced in 1992. These reductions allowed total salaries, wages and employees' benefits expense to remain constant as a percentage of revenue from 1991 to 1992 despite a 3.5% increase in labor costs on April 1 under the Teamsters' agreement.


FUTURE OUTLOOK
         With business near pre-strike levels, a stable pricing environment, and a new four-year labor agreement which will help reduce costs and improve efficiency, the company expects improved operating performance in 1995. Revenue growth is expected to come from rate increases, continued development of existing services, introduction of new services and expansion of the regional carrier's service area. Rate increases of between 4% and 5% were implemented by the motor carrier subsidiaries on January 1, 1995. Yellow Freight expects that rate increases and tonnage growth coupled with cost savings from the labor agreement, investments in technology and other programs will result in improved operating performance in 1995. Preston Trucking plans to continue to leverage its new SuperRegion concept and expects improvement in both revenue growth and operating profit. Revenue growth, improved service and improved productivity are expected to produce benefits in excess of the phase down of the wage reduction agreement. Saia, following the completion of its merger with Smalley, anticipates strong revenue growth by expanding both within and outside of their present service area. Expansion costs and pricing pressures related to the deregulation of intrastate operations may have some negative impact on operating performance in 1995. However, benefits are expected from cost savings as a result of the merger and revenue opportunities from the 1994 and 1995 expansions, including access to new intrastate markets.

OTHER

         In November 1994 the company acquired Johnson's Freightlines, a Phoenix, AZ-based regional less-than-truckload carrier. Renamed WestEx, this acquisition gives the company an established base as it plans to expand into California and adjoining states.
         The company uses heating oil swap and fixed price diesel fuel agreements to reduce a portion of the exposure to fluctuating diesel prices. The heating oil swap agreements provide for payments to be made or received based on the difference between fixed prices and variable prices. Gains and losses on the agreements are recognized as a component of fuel expense when the corresponding fuel is purchased.
         The effective income tax rate was 14.0% in 1994, 46.8% in 1993 and 37.2% in 1992. The decrease in 1994 primarily resulted from a pre-tax loss and a higher relative impact from the statutory change in deductibility of certain business expenses. The increase in 1993 was due primarily to the impact of a higher U.S. federal tax rate on the company's deferred tax liabilities. The notes to consolidated financial statements contain an analysis of the income tax provision and the effective income tax rate.


FINANCIAL CONDITION
         Working capital decreased $9.5 million during 1994, resulting in a $27.4 million positive working capital position at December 31, 1994. The company's total debt level at December 31, 1994 increased $21.3 million compared to that of December 31, 1993, primarily due to a higher level of capital expenditures in 1994 and the impact on cash flow of lower earnings. Commercial paper borrowings and medium-term note issuances were used to meet these cash needs and scheduled maturities of other debt. The company maintains credit availability under a $100 million credit agreement to support the commercial paper program and provide additional borrowing capacity.
         Capital expenditures are financed primarily with internally-generated funds. It is anticipated that 1995 capital expenditures will be similarly financed. Actual and projected net capital expenditures are summarized below (in millions):


                                  Projected        Actual
                                  1995     1994    1993     1992
Land and structures               $ 25     $  3      $12      $16
Revenue equipment                   85       98       34       49
Other operating property            65       50       21       14
                          Total   $175     $151      $67      $79

         Projected facility expenditures will target maintenance and expansion of existing locations and the construction or purchase of new locations to improve efficiency and enter new markets in selected areas. Facility expenditures in 1994 were offset by the sale of a number of facilities at Yellow Freight and Preston Trucking, resulting in lower net expenditures than projected. Revenue equipment expenditures are estimated to consist mostly of replacement units, similar to 1994. The anticipated increase in rail use by Yellow Freight for 1995 resulted in lower projected revenue equipment expenditures. There is expected to be an even split in revenue equipment expenditures between Yellow Freight and the regional companies as a group for 1995. Other property expenditures are primarily for improving efficiency through technological enhancements and advanced information systems.
         The company's cash dividends paid to shareholders have been $.94 per share ($26 million) in each of the last three years.

FINANCIAL SUMMARY

Yellow Corporation and Subsidiaries
(Amounts in thousands except per share data)


FOR THE YEAR:                                        1994              1993(a)               1992            1991
Operating revenue                                  $2,867,492          $2,856,505         $2,262,676       $2,344,143
Income from operations                                 11,011              53,893             82,814           56,907
Depreciation                                          133,970             132,371            118,419          124,687
Interest expense                                       18,433              17,668             12,150           14,159
Income (loss) before income taxes                      (3,375)             35,358             65,393           40,348
Income (loss) before extraordinary items and
   cumulative effect of accounting changes             (3,848)             18,801             41,040           26,654
Net income (loss)                                      (7,906)             18,801             29,540           26,654
Net cash from operating activities                    157,448             138,802            139,438          146,954
Net operating property additions                      150,940              66,786             78,651          104,668

AT YEAR-END:
Net operating property                                877,284             855,870            775,080          816,174
Total assets                                        1,307,221           1,265,654          1,061,012        1,097,771
Long-term debt                                        240,019             214,176            123,027          145,584
Total debt                                            247,760             226,503            134,077          156,707
Shareholders' equity                                  460,843             486,453            485,496          475,869

MEASUREMENTS:
Per share data:
   Income (loss) before extraordinary items and
    cumulative effect of accounting changes              (.14)                .67               1.46              .95
   Net income (loss)                                     (.28)                .67               1.05              .95
   Cash dividends                                         .94                 .94                .94              .94
   Shareholders' equity                                 16.40               17.31              17.28            16.94
Total debt as a % of total capitalization                35.0%               31.8%              21.6%            24.8%
Return on average shareholders'
  equity                                                 (1.7)%               3.9%               6.1%             5.6%
Market price range:
         High                                            30-1/4             29-7/8             32-3/8           33-1/2
         Low                                             16-3/4             16-7/8             21-3/4           23-3/4
Average number of employees                              33,400             35,000             26,800           28,700


(a) -    1993 amounts include the operating results of Preston Corporation effective March 1, 1993. The 1993 results also include a network development charge of $11.2 million after taxes ($.40 per share) and a charge of $1.6 million ($.06 per share) to reflect the impact of a higher tax rate on the company's deferred tax liabilities.

1990             1989     (b)         1988             1987             1986             1985             1984
$2,302,421       $2,219,755       $2,016,466       $1,759,992       $1,713,731       $1,530,313       $1,380,042
   119,774           48,041          117,786           78,089          135,619          106,424           77,274
   128,134          123,268          108,353           98,982           86,850           75,771           59,125
    15,763           15,452           12,254            9,172            7,441           10,290            6,160
   101,905           26,533          104,997           64,360          123,259           95,493           72,907

    65,319           18,585           68,962           41,284           67,084           55,536           44,103
    65,319           47,785           68,962           41,284           69,719           55,536           44,103
   219,463          179,481          204,943          140,163          169,745          156,153          120,430
   162,316          182,232          180,587          152,684          176,622          143,842          193,599


   836,599          803,402          748,613          676,869          623,019          533,703          466,210
 1,116,005        1,081,665        1,020,724          923,867          862,359          747,904          666,380
   163,703          186,680          168,902          126,241           75,390           66,581           64,341
   174,169          192,067          174,223          144,189          112,253           82,961           82,600
   468,944          438,588          408,986          392,923          376,370          321,871          280,070


      2.31              .65             2.40             1.44             2.35             1.95             1.55
      2.31             1.66             2.40             1.44             2.44             1.95             1.55
       .82              .73              .66              .62              .58              .52              .48
     16.70            15.24            14.21            13.82            13.14            11.27             9.84
      27.1%            30.5%            29.9%            26.8%            23.0%            20.5%            22.8%
      14.4%            11.3%            17.2%            10.7%            20.0%            18.5%            16.7%

    31-1/4           32-7/8           34               42-1/2           41-1/8           29-1/2           22-5/8
    18-3/4           23-7/8           23-7/8           20-7/8           27-1/2           15-7/8           11-3/4
    28,900           29,200           27,200           25,500           23,400           20,750           19,550


(b) - 1989 results include an increase in reserves for workers' compensation and other reserves of $27.7 million after taxes ($.96 per share).

CONSOLIDATED BALANCE SHEETS

Yellow Corporation and Subsidiaries
December 31, 1994 and 1993
(Amounts in thousands except share data)

ASSETS                                                                         1994                   1993

CURRENT ASSETS:
         Cash                                                                 $17,613               $13,937
         Short-term investments                                                 7,305                 6,777
         Accounts receivable, less allowances of $13,082 and $10,674          295,332               276,223
         Tires on equipment                                                    40,817                36,730
         Fuel and operating supplies                                           21,381                19,183
         Deferred income taxes                                                  1,586                 9,024
         Other current assets                                                  19,323                17,519
                          Total current assets                                403,357               379,393

OPERATING PROPERTY:
         Land                                                                 141,134               154,264
         Structures                                                           613,530               604,759
         Revenue equipment                                                    897,426               838,171
         Other operating property                                             214,475               168,798
                                                                            1,866,565             1,765,992
         Less - Accumulated depreciation                                      989,281               910,122
                          Net operating property                              877,284               855,870

OTHER ASSETS                                                                   26,580                30,391
                                                                           $1,307,221            $1,265,654



The notes to consolidated financial statements are an integral part of these balance sheets.

LIABILITIES AND SHAREHOLDERS' EQUITY                                1994                      1993
CURRENT LIABILITIES:

         Accounts payable                                           $118,412                  $71,580
         Wages, vacations and employees' benefits                    118,364                  117,723
         Accrued income taxes                                             --                    6,044
         Claims and insurance accruals                                84,823                   86,804
         Other current and accrued liabilities                        46,651                   48,006
         Current maturities of long-term debt                          7,741                   12,327
                          Total current liabilities                  375,991                  342,484

OTHER LIABILITIES:
         Long-term debt                                              240,019                  214,176
         Deferred income taxes                                        54,481                   58,911
         Claims, insurance and other                                 175,887                  163,630
                          Total other liabilities                    470,387                  436,717

SHAREHOLDERS' EQUITY:
         Series A $10 Preferred stock, $1 par value -
             authorized 750,000 shares, none issued                       --                       --
         Preferred stock, $1 par value - authorized
             4,250,000 shares, none issued                                --                       --
         Common stock, $1 par value - authorized 120,000,000
             shares, issued 28,857,537 and 28,849,837 shares          28,858                   28,850
         Capital surplus                                               6,678                    6,469
         Retained earnings                                           447,887                  483,586
         Shares held by Stock Sharing Plan                            (4,961)                 (14,880)
         Treasury stock, at cost (751,674 and 749,489 shares)        (17,619)                 (17,572)
                          Total shareholders' equity                 460,843                  486,453
                                                                  $1,307,221               $1,265,654

STATEMENTS OF CONSOLIDATED INCOME

Yellow Corporation and Subsidiaries
For the Years Ended December 31
(Amounts in thousands except per share data)


                                                                            1994                 1993               1992
OPERATING REVENUE                                                        $2,867,492           $2,856,505         $2,262,676

OPERATING EXPENSES:
         Salaries, wages and employees' benefits                          1,918,406            1,919,197          1,540,175
         Operating expenses and supplies                                    433,789              410,679            314,202
         Operating taxes and licenses                                       110,004              104,588             83,903
         Claims and insurance                                                76,953               70,206             52,051
         Communications and utilities                                        41,064               38,643             30,994
         Depreciation                                                       133,970              132,371            118,419
         Purchased transportation                                           142,295              108,928             40,118
         Network development                                                     --               18,000                 --
                 Total operating expenses                                 2,856,481            2,802,612          2,179,862

INCOME FROM OPERATIONS                                                       11,011               53,893             82,814

NONOPERATING (INCOME) EXPENSES:
         Interest expense                                                    18,433               17,668             12,150
         Interest income                                                     (2,202)              (1,446)            (1,310)
         Other, net                                                          (1,845)               2,313              6,581
                 Nonoperating expenses, net                                  14,386               18,535             17,421

INCOME (LOSS) BEFORE INCOME TAXES                                            (3,375)              35,358             65,393
PROVISION FOR INCOME TAXES                                                      473               16,557             24,353
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM AND
         CUMULATIVE EFFECT OF ACCOUNTING CHANGE                              (3,848)              18,801             41,040
EXTRAORDINARY ITEM - WRITE-OFF OPERATING RIGHTS                              (4,058)                  --                 --
CUMULATIVE EFFECT OF CHANGE IN REVENUE RECOGNITION                               --                   --            (11,500)
NET INCOME (LOSS)                                                          $ (7,906)             $18,801           $ 29,540

AVERAGE COMMON SHARES OUTSTANDING                                            28,107               28,105             28,093

EARNINGS (LOSS) PER SHARE:
         Income (loss) before extraordinary item and
                 cumulative effect of accounting change                       $(.14)                $.67              $1.46
         Extraordinary item - write-off operating rights                       (.14)                  --                 --
         Cumulative effect of change in revenue recognition                      --                   --               (.41)
         Net income (loss)                                                    $(.28)                $.67              $1.05

The notes to consolidated financial statements are an integral part of these statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS

Yellow Corporation and Subsidiaries
For the Years Ended December 31
(Amounts in thousands)


                                                                  1994                    1993                   1992
OPERATING ACTIVITIES:
  Net income (loss)                                            $ (7,906)               $ 18,801               $ 29,540
  Noncash items included in income (loss):
    Depreciation                                                133,970                 132,371                118,419
    Network development                                              --                  18,000                     --
    Write-off operating rights                                    4,058                      --                     --
    Deferred income tax provision (benefit)                       4,147                 (10,819)               (14,345)
  Changes in assets and liabilities, net of acquisitions:
    Accounts receivable                                         (17,263)                (27,095)                12,137
    Accounts payable                                             46,060                   1,113                 (3,859)
    Other working capital items                                 (17,564)                  9,139                (10,630)
    Claims, insurance and other                                  12,007                    (277)                19,055
    Other, net                                                      (61)                 (2,431)               (10,879)
  Net cash from operating activities                            157,448                 138,802                139,438

INVESTING ACTIVITIES:
  Acquisition of operating property                            (182,885)                (76,886)               (86,248)
  Proceeds from disposal of operating property                   31,945                  10,100                  7,597
  Purchases of short-term investments                            (8,957)                 (8,086)               (16,740)
  Proceeds from maturities of short-term investments              8,429                  14,693                 11,341
  Acquisitions, net of cash acquired                             (6,244)                (23,898)                    --
    Net cash used in investing activities                      (157,712)                (84,077)               (84,050)

FINANCING ACTIVITIES:
  Proceeds from issuance of long-term debt                       14,000                  37,250                     --
  Repayment of long-term debt                                   (17,701)                (95,553)                (3,241)
  Commercial paper borrowings, net                               33,981                  24,968                (11,498)
  Cash dividends paid to shareholders                           (26,416)                (26,405)               (26,380)
  Other, net                                                         76                     (64)                   (88)
    Net cash from (used in) financing activities                  3,940                 (59,804)               (41,207)

NET INCREASE (DECREASE) IN CASH                                   3,676                  (5,079)                14,181

CASH, BEGINNING OF YEAR                                          13,937                  19,016                  4,835
CASH, END OF YEAR                                               $17,613                 $13,937                $19,016

SUPPLEMENTAL CASH FLOW INFORMATION:
         Income taxes paid                                      $ 1,245                 $25,354                $45,523
         Interest paid                                          $18,103                 $17,715                $12,301

The notes to consolidated financial statements are an integral part of these statements.

STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY
Yellow Corporation and Subsidiaries
(Amounts in thousands except share data)

                                                                                                    Shares Held
                                                     Common         Capital        Retained          by Stock         Treasury
                                                     Stock          Surplus        Earnings         Sharing Plan       Stock
BALANCE, DECEMBER 31, 1991                         $ 28,816         $5,691         $490,627          $(32,241)        $(17,024)
  Net income                                             --             --           29,540                --               --
  Cash dividends, $.94 per share                         --             --          (26,380)               --               --
  Exercise of stock options, 21,300 shares               21            311               --                --               --
  Restricted stock awards, 8,886 shares                   9             (9)              --                --               --
  Amortization of unearned compensation                  --            255               --                --               --
  Reduction of Stock Sharing Plan debt guarantee         --             --               --             7,891               --
  Purchase of treasury stock                             --             --               --                --             (420)
  Foreign equity translation adjustment                  --             --           (1,591)               --               --

BALANCE,  DECEMBER 31, 1992                          28,846          6,248          492,196           (24,350)         (17,444)
  Net income                                             --             --           18,801                --               --
  Cash dividends, $.94 per share                         --             --          (26,405)               --               --
  Exercise of stock options, 3,820 shares                 4             60               --                --               --
  Amortization of unearned compensation                  --            161               --                --               --
  Reduction of Stock Sharing Plan debt guarantee         --             --               --             9,470               --
  Purchase of treasury stock                             --             --               --                --             (128)
  Foreign equity translation adjustment                  --             --           (1,006)               --               --

BALANCE, DECEMBER 31, 1993                           28,850          6,469          483,586           (14,880)         (17,572)
  Net loss                                               --             --           (7,906)               --               --
  Cash dividends, $.94 per share                         --             --          (26,416)               --               --
  Exercise of stock options, 7,700 shares                 8            117               --                --               --
  Amortization of unearned compensation                  --             92               --                --               --
  Reduction of Stock Sharing Plan debt guarantee         --             --               --             9,919               --
  Purchase of treasury stock                             --             --               --                --              (47)
  Foreign equity translation adjustment                  --             --           (1,377)               --               --

BALANCE, DECEMBER 31, 1994                          $28,858         $6,678         $447,887           $(4,961)        $(17,619)

The notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Yellow Corporation and Subsidiaries

PRINCIPLES OF CONSOLIDATION AND SUMMARY OF ACCOUNTING POLICIES

         The accompanying consolidated financial statements include the accounts of Yellow Corporation and its wholly-owned subsidiaries (the company). All significant intercompany accounts and transactions have been eliminated in consolidation. The company provides transportation services primarily to the less-than-truckload (LTL) market throughout North America.
         Major accounting policies and practices used in the preparation of the accompanying financial statements not covered in other notes to consolidated financial statements are as follows:

         Cash includes demand deposits and highly liquid investments purchased with original maturities of three months or less. All other investments, with maturities less than one year, are classified as short-term investments and are stated at cost which approximates market.

         The cost of tires on equipment is amortized over the estimated tire lives.

         Fuel is carried at cost. The company uses heating oil swap and fixed price diesel fuel agreements to reduce a portion of the exposure to fluctuating diesel prices. The heating oil swap agreements provide for payments to be made or received based on the difference between fixed prices and variable prices. Gains and losses on the agreements are recognized as a component of fuel expense when the corresponding fuel is purchased.

         Operating property is carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method based on the following service lives:

                                                            Years
                                                            -----
             Structures                                     10-40
             Revenue equipment                               5-10
             Other operating property                        2-10



         Maintenance and repairs are charged to operations currently; replacements and improvements are capitalized. When revenue equipment is traded, the basis of the new equipment is reduced when the trade-in allowance exceeds the basis of the old equipment. The gain or loss for all other dispositions is reflected in other nonoperating (income) expense.

         Acquisitions have been accounted for by the purchase method. Earnings of the acquired companies are included in the accompanying consolidated financial statements since the date of acquisition. The excess of the purchase price over net assets acquired is included with other long-term assets and is being amortized over 20 years using the straight-line method.

         Claims and insurance accruals, both current and long-term, reflect the estimated cost of claims for workers' compensation, cargo loss and damage, and bodily injury and property damage not covered by insurance. These costs are included in claims and insurance expense except for workers' compensation which is included in employees' benefits expense.
         Reserves for workers' compensation are based upon actuarial analyses prepared by independent actuaries and are discounted to present value using a risk-free rate. The risk-free rate is the U.S. Treasury rate for maturities that match the expected pay-out of workers' compensation liabilities. The process of determining reserve requirements utilizes historical trends and involves an evaluation of claim frequency, severity and other factors. The effect of future inflation for both medical costs and lost wages is implicitly considered in the actuarial analyses. Adjustments to previously established reserves, if required, are included in operating results.
         At December 31, 1994 and 1993, estimated future payments for workers' compensation claims aggregated $162.0 million and $162.1 million. The present value of these estimated future payments was $139.8 million at December 31, 1994 and $142.3 million at December 31, 1993.

         Revenue is recognized on a percentage completion basis while expenses are recognized as incurred.

         Certain reclassifications have been made to the prior year consolidated financial statements to conform with current presentation.

ACQUISITIONS

         In November 1994 the company acquired Johnson's Freightlines (renamed WestEx), a Phoenix, AZ-based regional LTL carrier with annual revenue of approximately $17.0 million.
         In February 1993 the company acquired the stock of Preston Corporation (Preston) for $25.3 million, including related expenses. Preston is the holding company for principally three regional LTL carriers serving the Northeast, upper Midwest and Southeast United States. Preston's total debt at the date of acquisition was $135.0 million, of which $78.1 million was repaid with funds advanced to Preston by the company. The company recorded fair values at the date of acquisition of $246.3 million for assets acquired and $232.4 million for liabilities assumed, resulting in an excess of the purchase price over net assets acquired of $11.4 million. The accompanying consolidated financial statements include the results of Preston effective March 1, 1993. Assuming the acquisition of Preston had occurred on January 1, 1992, the company's unaudited results of operations are as follows (in thousands, except per share data) for the twelve months ended December 31:

                                                                    1993                      1992
Operating revenue                                                $2,943,613                $2,843,768
Income before cumulative effect of accounting change                 12,739                    31,047
Net income                                                           11,634                    18,710

Earnings per share:
Income before cumulative effect of accounting change             $      .45                $     1.11
Net income                                                              .41                       .67

         The unaudited pro forma results are not necessarily indicative of what would have occurred if the Preston acquisition had been consummated at the beginning of each year, nor are they necessarily indicative of future results.

SPECIAL CHARGES

         In the third quarter of 1994, the company recorded a charge to earnings of $6.7 million, $4.1 million after taxes, or $.14 per share. This charge, recorded as an extraordinary item, was to write-off the book value of its intrastate operating rights. The non-cash charge resulted from the passage of the Trucking Industry Regulatory Reform Act of 1994 which deregulated the entry and rates for intrastate operations of all transportation companies.
         In the second quarter of 1993, the company's primary subsidiary, Yellow Freight System, Inc., began an extensive multi-year network development process by consolidating and realigning terminals to improve customer service and reduce costs. A charge of $18.0 million, $11.2 million after taxes, or $.40 per share, was recorded for the costs to close certain facilities and dispose of excess property.
         In the first quarter of 1992, the company recorded a nonoperating charge of $18.4 million, $11.5 million after taxes, or $.41 per share. This charge, which had no impact on cash flow, is the cumulative effect of a change in revenue recognition policy. Since January 1, 1992, revenue has been recognized on a percentage completion basis. Prior to that time, revenue was recognized when a shipment was picked up.

DEBT

         At December 31, long-term debt consisted of the following (in thousands):

                                                            1994              1993
Commercial paper                                           $58,949          $24,968
Medium-term notes                                          114,250          111,250
Stock Sharing Plan debt guarantee                            4,961           14,880
Industrial development bonds                                32,100           32,883
Capital leases and other                                    12,334           17,583
Subordinated debentures                                     25,166           24,939
         Total debt                                        247,760          226,503
Less - current maturities                                    7,741           12,327
         Total long-term debt                             $240,019         $214,176

         The company has a five year $100 million credit agreement with a group of banks which expires May 31, 1997. Interest is based, at the company's option, on competitive bidding among the banks, at a fixed increment over the London interbank offered rate, or at the agent bank's base rate. There are no compensating balances required but a facility fee is charged. There were no borrowings under this agreement in 1994 or 1993.
         The company maintains credit availability under the credit agreement to support the commercial paper program and provide additional borrowing capacity. Accordingly, commercial paper and medium-term notes maturing within one year, and intended to be refinanced, are classified as long-term. The weighted average interest rates on commercial paper outstanding at December 31, 1994 and 1993 were 6.4% and 3.5%. Medium-term notes have scheduled maturities through 2008 with interest rates ranging from 5.7% to 9.7% per annum.
         The company has guaranteed the debt of the Stock Sharing Plan (see Employee Benefits). This debt bears interest at a rate of 7.9% and is payable by the Stock Sharing Plan in 1995.
         The company has loan guarantees, mortgages and lease contracts in connection with the issuance of industrial development bonds used to acquire, construct or expand terminal facilities. Interest rates on some issues are variable and rates currently range from 5.0% to 6.1% per annum, with principal payments due through 2016.
         Certain subsidiaries lease operating equipment under capital leases with scheduled maturities through 1998 and interest rates ranging from 9.0% to 9.9% per annum.
         The subordinated debentures have an interest rate of 7.0% and are due in installments from 1997 to 2011.
        The aggregate amounts of principal maturities of long-term debt (excluding commercial paper and medium-term notes due within one year) for the next five years are as follows: 1995 - $7,741,000, 1996 - $26,640,000, 1997 -
$14,636,000, 1998 - $4,031,000, 1999 - $2,816,000.
        The company has short-term unsecured credit lines with domestic and foreign banks totaling $135 million. There are no compensating balance requirements or fees associated with these credit lines and the lines can be cancelled by either the banks or the company at any time. There were no borrowings outstanding under these lines at December 31, 1994 or 1993.
        Based on the borrowing rates currently available to the company for debt with similar terms and remaining maturities, the fair value of total debt at December 31, 1994 and 1993 was approximately $242 million and $234 million.

INCOME TAXES

         The company accounts for income taxes in accordance with the liability method. Deferred income taxes are determined based upon the difference between the book and the tax basis of the company's assets and liabilities. Deferred taxes are provided at the enacted tax rates expected to be in effect when these differences reverse.

         Deferred tax liabilities (assets) are comprised of the following at December 31 (in thousands):

                                                     1994                      1993
Depreciation                                       $118,469                  $123,787
Prepaids                                             19,555                    17,345
Revenue                                               8,783                     8,806
Other                                                11,486                     6,067
         Gross liabilities                          158,293                   156,005

Claims and insurance                                (84,425)                  (81,577)
NOL and AMT credit carryovers                        (3,582)                   (5,856)
Bad debts                                            (5,466)                   (4,797)
Other                                               (11,925)                  (13,888)
         Gross assets                              (105,398)                 (106,118)
         Net liability                              $52,895                   $49,887

         The provision for income taxes is computed based on the following amounts of income (loss) before income taxes (in thousands):

                                                            1994             1993             1992
Domestic                                                    $(7,276)         $31,175          $62,553
Foreign                                                       3,901            4,183            2,840
  Total income (loss) before income taxes                   $(3,375)         $35,358          $65,393

         The provision for income taxes consists of the following (in thousands):

                                           1994             1993            1992
Current:
         U.S. federal                     $(4,158)         $21,407         $32,701
         State                             (1,870)           4,814           4,768
         Foreign                            2,354            2,216           2,211
         Total current                     (3,674)          28,437          39,680
Deferred:
         U.S. federal                       4,235           (9,214)        (11,408)
         State                                768           (3,244)         (2,131)
         Foreign                             (856)              --            (806)
         Change in U.S. federal tax rate       --            1,639              --
                 Total deferred             4,147          (10,819)        (14,345)
Investment tax credit amortization             --           (1,061)           (982)
Total provision                              $473          $16,557         $24,353

         A reconciliation between income taxes at the federal statutory rate (35% in 1994 and 1993, 34% in 1992) and the consolidated provision follows:

                                                            1994             1993             1992
Provision (benefit) at federal statutory rate              $(1,181)         $12,375         $22,234
State income taxes, net                                       (716)           1,021           1,740
Change in U.S. federal tax rate                                 --            1,639              --
Foreign tax rate differential                                  133              752             439
Nondeductible business expenses                              2,571            1,331             909
Amortization of investment tax credits                          --           (1,061)           (982)
Other, net                                                    (334)             500              13
         Total provision                                   $   473          $16,557         $24,353

         Effective tax rate                                   14.0%            46.8%           37.2%

EMPLOYEE BENEFITS

         Certain subsidiaries provide defined benefit pension plans for employees not covered by collective bargaining agreements. The benefits are based on years of service and the employees' final average earnings. The company's funding policy is to contribute the minimum required tax-deductible contribution for the year. The plans' assets consist primarily of U.S. Government and equity securities.
         The following tables set forth the plans' funded status and components of net pension cost (in thousands):

Funded status at December 31:                                 1994             1993
Actuarial present value of benefits at current
 salary levels and service rendered to date:
         Vested benefits                                    $114,788         $120,843
         Non-vested benefits                                   1,624            2,422
                 Accumulated benefit obligation              116,412          123,265
Effect of anticipated future salary increases                 22,165           23,449
                 Projected benefit obligation                138,577          146,714
Plan assets at fair value                                    118,080          122,092
Plan assets less than projected benefit obligation           (20,497)         (24,622)
Unrecognized net loss                                          4,153           17,188
Unrecognized initial net asset being amortized
 over 17 years                                               (20,445)         (22,833)
 Pension cost accrued, not funded                           $(36,789)        $(30,267)

Net pension cost:                                           1994             1993             1992
Service cost - benefits earned during the period           $8,313           $6,919           $8,072
Interest cost on projected benefit obligation              11,109            9,954           10,018
Actual return on plan assets                                  393           (8,177)          (8,333)
Amortization of unrecognized net assets                    (2,197)          (2,393)          (2,251)
Net deferral                                              (10,818)          (1,683)            (800)
                 Net pension cost                          $6,800           $4,620           $6,706



Assumptions used in the accounting at December 31:                  1994    1993     1992
Discount rate                                                       8.5%     7.5%    8.5%
Rate of increase in compensation levels                             4.0%     5.5%    7.8%
Expected rate of return on assets                                   9.0%     9.0%    9.0%

         The company contributes to multi-employer health, welfare and pension plans for employees covered by collective bargaining agreements. The health and welfare plans provide health care and disability benefits to active employees and retirees. The pension plans provide defined benefits to retired participants. The company charged to expense and contributed the following amounts to these plans (in thousands):

                                             1994             1993             1992
Health and welfare                         $142,695         $138,448         $112,370
Pension                                     129,321          126,449          104,560
         Total                             $272,016         $264,897         $216,930

         The company has a Stock Sharing Plan for employees of participating domestic affiliates not covered by collective bargaining agreements. The Stock Sharing Plan used proceeds of a bank loan to purchase shares of the company's common stock. The loan is guaranteed by the company and the outstanding balance is reflected in the financial statements as long-term debt (see Debt) and as a reduction in shareholders' equity. The company's contribution to the Stock Sharing Plan is determined annually by the Board of Directors. These contributions combined with plan earnings must be sufficient to meet the plan's debt service requirements. Expense is recorded as funds are contributed or committed to be contributed. Shares are allocated in accordance with the principal and interest method as defined by the Internal Revenue Code. Expenses and dividends related to the Stock Sharing Plan were (in thousands):

                                           1994             1993             1992
Employees' benefits expense                $6,735           $   --           $7,185
Interest expense                              979            1,746            2,417
         Total expense                     $7,714           $1,746           $9,602
Dividends                                  $1,456           $1,532           $1,591

         Certain subsidiaries also sponsor defined contribution plans, primarily for employees not covered by collective bargaining agreements. The plans principally consist of noncontributory profit sharing plans and contributory 401(k) savings plans. Company contributions to the profit sharing plans are discretionary and are determined annually by the Board of Directors of each participating company. Contributions for each of the three years in the period ended December 31, 1994 were not material to the operations of the company.
         The company has reserved 800,000 shares of its common stock for issuance to key employees under a stock option incentive plan. This plan permits three types of awards: grants of stock options, both qualified and nonqualified, grants of stock options coupled with a grant of stock appreciation rights, and grants of restricted stock awards. At December 31, 1994 there were 791,114 shares available for future grants and no options were outstanding.

COMMITMENTS AND CONTINGENCIES

         The company leases certain terminals and equipment. At December 31, 1994, the company was committed under noncancellable lease agreements requiring minimum annual rentals aggregating $90,279,000 payable as follows: 1995 - $32,800,000, 1996 - $22,916,000, 1997 - $12,991,000, 1998 - $7,354,000, 1999 -
$3,126,000 and thereafter, $11,092,000.
         Projected 1995 net capital expenditures are $175 million, of which $66 million was committed at December 31, 1994.
         Various claims and legal actions are pending against the company. It is the opinion of management that these matters will have no significant impact upon the financial condition or results of operations of the company.

SERIES A $10 PREFERRED STOCK AND RIGHTS

         Each share of the company's common stock carries with it one preferred stock purchase right. Under certain circumstances, each right may be exercised to purchase 1/100th of a share of Series A $10 Preferred stock at an exercise price of $120, subject to adjustment. The rights, which are nonvoting, expire on December 8, 1996 and may be redeemed by the company at a price of $.05 per right at any time prior to ten days after public announcement of the acquisition of 20% or more of the outstanding common stock.
         If a person acquires 20% of the company's voting stock or if certain other transactions occur, each right not owned by a 20% shareholder will entitle the holder to purchase at the exercise price a number of shares of the common stock of the company or, depending on the nature of the transaction, the stock of an acquiring company, having a market value equal to twice the exercise price of such right.
         Dividends and voting rights on each 1/100th share of the Series A $10 Preferred stock will be equal to that of one share of common stock.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
To The Shareholders of Yellow Corporation:

         We have audited the accompanying consolidated balance sheets of Yellow Corporation (a Delaware corporation) and Subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, cash flows and shareholders' equity for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Yellow Corporation and Subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Kansas City, Missouri
January 31, 1995

SUPPLEMENTARY INFORMATION

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)


              (Amounts in thousands except per share data)
                                                  First            Second           Third            Fourth
1994                                             Quarter           Quarter         Quarter           Quarter
Operating revenue                               $748,159         $592,211         $769,259         $757,863
Income (loss) from operations                     (4,418)         (30,049)          27,176           18,302
Income (loss) before extraordinary item           (6,384)         (21,876)          13,204           11,208
Net income (loss)                                 (6,384)         (21,876)           9,146(a)        11,208
Earnings per share:
         Income (loss) before extraordinary item    (.23)            (.78)             .47              .40
         Net income (loss)                          (.23)            (.78)             .33(a)           .40

1993(b)
Operating revenue                               $602,220         $732,901         $761,706         $759,678
Income from operations                             1,757            2,887 (c)       25,634           23,615
Net income (loss)                                 (1,749)          (1,886)(c)       10,468(d)        11,968
Earnings (loss) per share                           (.06)            (.07)(c)          .37(d)           .43

(a) - Includes an extraordinary item of $4.1 million after taxes ($.14 per share) to write-off intrastate operating rights.
(b) - 1993 amounts include the operating results of Preston Corporation effective March 1, 1993.
(c) - Includes network development charge of $18.0 million, $11.2 million after taxes ($.40 per share).
(d) - Includes charge for the tax rate change of $1.6 million after taxes ($.06 per share).

COMMON STOCK

         Yellow Corporation's stock is held by approximately 3,400 shareholders of record. The company's only class of stock outstanding is common stock, traded in over-the-counter markets. Trading activity averaged about 218,000 shares per day during the year, up from 168,000 shares per day in 1993. Prices are quoted by the National Association of Securities Dealers Automatic Quotation System National Market (NASDAQ-NMS) under the symbol YELL.

Quarter Ended
                                     Dividends                                               Dividends
1994             High        Low     Per Share     1993            High             Low      Per Share
March 31         30-1/4     23-1/2   $  .235     March 31          29-7/8           22-1/4     $.235
June 30          24-1/8     16-3/4      .235     June 30           24-1/4           16-7/8      .235
September 30     21-5/8     17          .235     September 30      24-7/8           17-1/8      .235
December 31      24-1/4     18-1/4      .235     December 31       25-7/8           22-3/8      .235
                                     $  .940                                                   $.940

SENIOR OFFICERS

YELLOW CORPORATION

       George E. Powell III
       President and Chief Executive Officer
       Robert W. Burdick
       Senior Vice President - Corporate Development and Public
Affairs
       William F. Martin, Jr.
       Senior Vice President - Legal/Corporate Secretary
       H. A. Trucksess, III
       Senior Vice President - Finance and Chief Financial Officer

YELLOW FREIGHT SYSTEM, INC.

       M. Reid Armstrong
       President
       Robert L. Bostick
       Senior Vice President - Operations
       J. Kevin Grimsley
       Senior Vice President - Marketing and Sales
       Gail A. Parris
       Senior Vice President - Administration

PRESTON TRUCKING COMPANY, INC.

       Leo H. Suggs
       President
       J. Sean Callahan
       Senior Vice President - Finance and Administration
       Gordon S. MacKenzie
       Senior Vice President - Operations and Sales

SAIA MOTOR FREIGHT LINE, INC.

       Jimmy D. Crisp
       President

CSI/REEVES, INC.

       Thor N. Edman, Jr.
       President

WESTEX, INC.

       Frank E. Myers
       President

YELLOW LOGISTICS SERVICES, INC.

       Robert G. Olterman
       General Manager

YELLOW TECHNOLOGY SERVICES, INC.

       William F. Martin, Jr.
       President

BOARD OF DIRECTORS / YELLOW CORPORATION

       GEORGE E. POWELL, JR.
           Director since 1952
           Chairman of the Board of the Company

       KLAUS E. AGTHE
           Director since 1984
           Director, VIAG North America

       M. REID ARMSTRONG
           Director since 1992
           President of Yellow Freight System, Inc.

       HOWARD M. DEAN
           Director since 1987
           Chairman and Chief Executive Officer of Dean Foods Company

+      DAVID H. HUGHES
           Director since 1973
           Retired Vice Chairman of Hallmark Cards, Inc.

       RONALD T. LEMAY
           Director since 1994
           President and Chief Operating Officer of Sprint Corporation Long Distance Division

+      JOHN C. McKELVEY
           Director since 1977
           President and Chief Executive Officer of Midwest Research
           Institute

       GEORGE E. POWELL III
           Director since 1984
           President and Chief Executive Officer of the Company

+      WILLIAM L. TRUBECK
           Director since 1994
           Senior Vice President and Chief Financial Officer of SPX
             Corporation

       WILLIAM F. MARTIN, JR.
           Secretary to the Board


+      Member, Audit Committee

CORPORATE  INFORMATION

YELLOW CORPORATION
10777 Barkley, P.O. Box 7563
Overland Park, Kansas 66207
(913) 967-4300

INDEPENDENT PUBLIC ACCOUNTANTS
Arthur Andersen LLP
Kansas City, Missouri

TRANSFER AGENT AND REGISTRAR
Mellon Securities Trust Company
Shareholder Relations Department
P.O. Box 305
Pittsburgh, Pennsylvania 15230
(800) 526-0801

ANNUAL MEETING
April 19, 1995, at 9:30 a.m.
Overland Park Marriott
10800 Metcalf Avenue
Overland Park, Kansas 66210

10-K REPORT
Please write to:
Treasurer

Yellow Corporation
P.O. Box 7563
Overland Park, Kansas 66207