Form 10-K, Exhibit 13
period 1995-12-31
YELLOW CORP
filed 1996-03-28
CIK 716006

                                                                    Exhibit (13)





                               Yellow Corporation


                               1995 Annual Report


                                to Shareholders

IMPROVING THE SERVICE YELLOW CORPORATION
1995 ANNUAL REPORT




YELLOW CORPORATION

Yellow Corporation is a holding company with operating subsidiaries specializing in national, regional, and international less-than-truckload transportation.

     YELLOW FREIGHT SYSTEM, INC.

Yellow Freight System, headquartered in Overland Park, KS is the corporation's largest subsidiary with 1995 operating revenue of $2.4 billion. As the largest provider of less-than-truckload services in the nation, Yellow Freight System employs 24,700 people throughout a network of 445 facilities. It provides national and regional two-day service as well as international service to Mexico, Canada and, via alliances, Europe and the Asia/Pacific region.

     PRESTON TRUCKING COMPANY, INC.

Preston Trucking Company, headquartered in Preston, MD provides regional less-than-truckload services in the upper Midwest and Northeast. A network of 75 terminals throughout this geo-graphic region is operated by 5,400 employees. Preston markets the SuperRegion (TM)--one and two-day service in an expanded geo-graphic region. It recorded 1995 operating revenue of $411 million.

     SAIA MOTOR FREIGHT LINE, INC.

Saia Motor Freight Line, will relocate its headquarters to Atlanta, GA from Houma, LA in April. Its regional less-than-truckload market consists of eleven states in the south where it operates 73 terminals and employs 3,500 people. Saia offers comprehensive overnight and two-day service in its market and recorded operating revenue of $210 million in 1995.

     WESTEX, INC.

WestEx, the newest regional carrier in the corporate family is headquartered in Phoenix, AZ and provides one and two-day service in California, Arizona and New Mexico as well as parts of Nevada and Texas. WestEx employs 440 people and recorded 1995 operating revenue of $17 million.

     YELLOW TECHNOLOGY SERVICES, INC.

Yellow Technology Services, headquartered in Overland Park, KS employs 360 people and ensures that the operating companies--primarily Yellow Freight System--have access to advanced information systems to meet the informational demands of transportation customers.



FINANCIAL HIGHLIGHTS
Yellow Corporation and Subsidiaries

(Amounts in thousands except per share data)


                                            1995                  1994                    1993(a)
Operating revenue                         $3,056,640            $2,867,492              $2,856,505
Income (loss) from operations                (21,588)               11,011                  53,893
Income (loss) before extraordinary item      (30,122)               (3,848)                 18,801
Net income (loss)                            (30,122)               (7,906)                 18,801

Per share data:
Income (loss) before extraordinary item        (1.07)                 (.14)                    .67
       Net income (loss)                       (1.07)                 (.28)                    .67
       Cash dividends                            .47                   .94                     .94

Total debt                                   353,573               247,760                 226,503
Shareholders' equity                         422,677               460,843                 486,453



(a) 1993 amounts include the operating results of Preston Corporation effective March 1, 1993. The 1993 results also include a network development charge of $11.2 million after taxes and a charge of $1.6 million to reflect the impact of a higher tax rate on the company's deferred tax liabilities.




TABLE  of CONTENTS


Letter To Shareholders                   2

Management's Discussion                  6
and Analysis

Financial Summary                       12

Consolidated Financial                  14
Statements and Notes

Report of Independent                   26
Public Accountants

Supplementary Information               27

Officers/Directors                      28




LETTER TO SHAREHOLDERS
Company Performance

For the less-than-truckload transportation industry, 1995 was arguably the worst year since it was deregulated in 1980. Barely recovered from the financial blow dealt by the 24-day Teamsters' strike in 1994, the industry faced overcapacity and a faltering economy that triggered the most extreme price discounting in a decade. The result was a financial stall for the entire industry segment.
     Yellow Corporation was significantly impacted by these circumstances, recording a loss of $30.1 million, or $1.07 per share, in 1995, compared to a loss of $7.9 million, or $.28 per share, in 1994.
     In mid-year the Yellow Corporation Board of Directors suspended the company dividend until a return to consistent profitability is attained and trimmed previously planned capital expenditures. The company's principal subsidiary, Yellow Freight, began to work aggressively on a focused plan to address three key issues: transit time improvement, expense reduction and price improvement. The regional companies, Preston, Saia and WestEx, completed previously planned expansions, turning their attention to margin improvement.

IMPROVING THE SERVICE

     Yellow Freight System, which contributes nearly 80 percent of corporate revenue, progressed its extensive technological reengineering program. That effort, in combination with an ongoing terminal consolidation program, created the foundation for sweeping transit time improvements in the last half of the year. Yellow's two new services... Further, FasterTM and 2-Day USA,TM shaved delivery times of one or more days off 70 percent of the shipments delivered by the company. By the end of the year, Yellow Freight--a national LTL carrier--was delivering up to 40 percent of its shipments in two days or less with the most comprehensive transit time reduction program in the industry.
     Clearly, these improvements required considerable investment. Keeping promises to customers for better transit times, trucks were frequently required to leave terminals with partial loads because it was simply "time to go", resulting in lower load averages and higher labor costs. Some costs were offset by reduced shipment handling resulting from increased direct loading. Furthermore, as customer awareness of these new services grew and employees embraced the new "time-sensitive" attitude, the company added more business and began correcting operational inefficiencies. While these new services are expected to elevate ongoing costs, the company expects a net benefit from improved prices and volume.
     To support the new services, Yellow Freight opened two state-of-the-art customer service centers during the year replacing terminal-based customer service functions. This centralization enabled the company to lower fixed overhead costs while instituting the most convenient, responsive customer service in the industry. More than 200 highly trained representatives provide customers a way to expedite their business requests 24 hours a day, seven days a week.
     The investment in transit time improvement combined with weak industry fundamentals negatively impacted Yellow Freight's overall financial performance, yet it exceeded the perform-ance of principal competitors throughout much of the year.
     Preston Trucking Company, the company's second largest operation-- a regional LTL provider serving the northeast and central states--experienced pressures similar to Yellow Freight from the economy and price discounting. Yet it provided consistently superior on-time service throughout the year. Bolstered by this service performance, Preston added North Carolina to its well-received SuperRegionTM which provides customers with one and two-day transit times over an expanded geographic region. During its 15 months of operation, the SuperRegionTM has reduced transit time by 12 percent while length of haul has increased 18 percent. Preston anticipates improved revenue in 1996 from its new guaranteed, expedited service for time-sensitive shipments and new direct service to Canada. Market circumstances kept Preston's financial performance in the red in 1995, but its trends outpaced many competitors--a tribute to management's attention to cost control and employee commitment to the customer.

     Saia Motor Freight, serving the southern tier of the United States, was a small but valuable contributor to the corporation in 1995. As one of two non-union, regional carriers in the family, Saia saw over 17 percent revenue growth as it recorded full-year benefits from 1994 expansion activity, broadened service in the state of Texas and entered the states of North and South Carolina. While expansion costs and pricing pressures squeezed operating margins, Saia continued its high service performance and recorded a profitable year.
     California was the 1995 target for WestEx, the company's newest non-union regional subsidiary. It expanded throughout California providing overnight intrastate service and two-day service between that state and the southwest. Twelve facilities were opened in California and Reno, Nevada, expanding the terminal network to three states and portions of Nevada and Texas. WestEx is similar to a start-up operation, and as such, is a small contributor to overall corporate revenue. Nevertheless, it grew according to plan and is expected to be profitable in 1997.

IMPROVING THE COST

All Yellow companies delivered service improvements in 1995, but in the highly competitive transportation arena these achievements mean little without internal expense reduction. It simply isn't good enough any more to have the best service. You have to have the best service and be highly cost-efficient.
     In the third quarter, Yellow Freight initiated a rigorous cost reduction process that is expected to save $75 million in 1996. Adjustments were made in the administrative, finance, and sales and marketing areas in December. Linehaul and terminal operations will be the focus of efficiency and productivity improvements this year. The company took a one-time, 1995 fourth quarter charge of $6.6 million, or $.23 per share, related to the implementation of these cost reduction programs, realignment of the company's logistics operations and other nonrecurring expenses primarily relating to severance costs.
     Among the cost improvement efforts
at Preston was a majority vote by union employees in February to continue their current five percent wage reduction and forego scheduled April 1 increases for the duration of the current National Master Freight Agreement, which will expire the end of March 1998. This demonstration of employee commitment is expected to generate more than $15 million in savings in 1996.
     Saia and WestEx will turn their attention to performance improvement as each company focuses on harvesting business from the expansion activities of 1995. The revenue anticipated in 1996 will improve lane density for the carriers resulting in more efficient operations. Additionally, each company has the opportunity to reduce expenses as they apply greater cost control in terminal and linehaul operations. We expect revenue increases combined with cost containment to produce improved margins for these companies in the coming year.

IMPROVING THE PRICE

     Overcapacity has plagued the LTL industry, if not all trucking modes, and triggered severe price discounting that has eroded profits. Much of the industry reacted to this erosion by further discounting rates to protect market share. The Yellow companies opted for a more long-term strategy--improve the product and lower internal costs, thereby improving the value customers receive. With these efforts underway, the companies are now prepared to negotiate better prices for their services which will help improve profitability.
     In January, rate increases were announced, representing a step toward closing the gap between the price Yellow companies charge their customers and the value they offer. For example, over the past ten years the Consumer Price Index grew by nearly 50 percent while the average price per hundred weight for Yellow's companies, adjusted for freight mix changes, remained nearly the same. We are committed to price improvement, in view of our service enhancements and the need to improve shareholder returns.

CHANGE AND COMMITMENT

     After twenty-five years of service to the organization, President and CEO George E. Powell III announced in January his intention to resign. At this writing the Board of Directors is awaiting the results of a search for a successor, which we are confident will be concluded shortly.
     The outlook for 1996 will be initially marred by the winter blizzards that idled operations for a few days in various parts of the country and slowed the movement of freight. Weather complications can be costly and distracting, but the focus of our management and employees remains sharp. We will build on 1995. We will maximize the investment in service improvements, further scrutinize expenses and attain better prices for our services.
     Though change is sure to become the hallmark of 1996, our commitment to improve the business performance of our companies is a constant, as is our goal of generating positive returns for shareholders.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Results of Operations

1995 vs. 1994

     Operating revenue for Yellow Corporation (the company) totaled $3.06 billion in 1995, up 6.6% from $2.87 billion in 1994. The increase in revenue primarily resulted from the recovery of lost revenue due to the 24-day labor strike in 1994 by the International Brotherhood of Teamsters (Teamsters) against the company's primary subsidiary, Yellow Freight System, Inc. (Yellow Freight). Excluding the impact of the strike, operating revenue increased only nominally due to other volume gains being substantially offset by lower prices. The lower prices resulted from competitive discounting and industry overcapacity.
     The company had a net loss of $30.1 million, or $1.07 per share, compared to the strike-induced net loss of $7.9 million, or $.28 per share, last year. The 1995 loss resulted from the deterioration in prices and a variety of cost increases. The cost increases varied by operating subsidiary, but in general involved the following areas: annual labor cost increases; increased expenses resulting from service enhancements; corporate development costs including business expansions at Saia Motor Freight Line, Inc. (Saia) and WestEx, Inc. (WestEx); and certain nonrecurring costs.
     Yellow Freight's revenue was $2.36 billion, an increase of 6.4% over 1994. Yellow Freight experienced a deterioration in its operating ratio from 99.2 in 1994 to 100.1 in 1995. Tonnage increased 7.7%, demonstrating the recovery of business from the strike-impacted 1994 levels. Despite significant service enhancements and other cost increases, prices declined for the year. A January 1995 tariff increase of approximately 5.0%, which applied to about half of Yellow Freight's customers, and attempts to increase contract term rates on remaining customers were more than offset by price discounting. Overall, less-than-truckload (LTL) revenue per hundredweight declined 1.5% from $15.77 in 1994 to $15.53 in 1995.
     Prices declined and volumes, adjusted for the 1994 strike, remained relatively static, yet operating costs increased. Approximately 67% of Yellow Freight's costs pertain to salaries, wages and benefits. On April 1, 1995, union wages and benefits increased approximately 3.2%. In addition, Yellow Freight incurred higher expenses in the third and fourth quarters when it implemented a transit time improvement program to enhance its competitive position in the market. These transit time improvements were made possible by an on-going network development program, that in the last three years has reduced the number of terminals at Yellow Freight from 608 to 448 while still maintaining full market coverage. For 1995 compared to 1994, transit times improved by approximately one day, resulting in higher costs associated with a 5.7% lower load average and a 14.0% increase in total linehaul miles. Some cost savings were obtained by an increase in direct loadings which reduced rehandlings by 8.7%. Additional savings were achieved through an increased use of rail transportation from 13.1% of total miles in 1994 to 17.5% in 1995 and the elimination of forced overtime for dockworkers, both provisions of the 1994 labor contract. While Yellow Freight is working to lessen the cost premiums of the improved service, it is likely that this new service will carry a higher ongoing cost structure. However, Yellow Freight intends to receive future benefits through improved pricing, better customer service and business volume growth. Through reengineering and the use of new technology, Yellow Freight began achieving administrative cost reductions in 1995 by consolidating customer service and cashiering functions from its individual terminals to two centralized locations.
     Preston Trucking Company, Inc. (Preston Trucking) had revenue of $411.2 million, a decrease of 1.3% from 1994. Preston Trucking's operating ratio in 1995 was 101.4 compared to 101.3 in 1994. The 1994 performance was subject to severe winter weather, impacts from the second quarter strike, including benefits from an early return to work, and shipper uncertainty concerning a wage reduction process (see 1994 vs. 1993 discussion), all of which did not recur in 1995. However, 1995 was subject to severe industry-wide price discounting as well as a relatively greater labor cost increase. Under the terms of Preston Trucking's wage reduction program approved in 1994, union wages and benefits increased approximately 4.9% on April 1, 1995. The higher wage increase resulted from Preston Trucking employees receiving both the contractual wage and benefit increases as well as a step-down in the wage reduction from 7.0% to 5.0%. Improved productivity, positive cargo claims experience and reductions in purchased transportation expense contributed to offsetting the higher wage and benefit costs.
     Saia revenue grew 17.7% to $209.6 million due to geographical expansions in Texas, Tennessee and Georgia in mid-1994 and North and South Carolina in mid-1995. Saia's operating ratio increased to 96.3 in 1995 from 93.5 in 1994. Saia was impacted by industry price discounting, but the margin deterioration was primarily caused by increased wages and the expense impacts of the expansion activities including lighter initial business densities in the new markets. The deregulation of intrastate markets in January 1995 also increased competition in Louisiana and Texas, where Saia held operating rights advantages. This was partially offset by new access for Saia in various other states' intrastate markets.
     The remaining operating entities of the company comprise less than 3% of consolidated revenue and include Yellow Logistics Services, Inc. (Yellow Logistics), CSI/ Reeves, Inc. (CSI), WestEx and the Yellow Corporation holding company. During 1995, Yellow Logistics was realigned and CSI was sold. WestEx commenced an expansion from its traditional Arizona and New Mexico market into the state of California, but remains immaterial to overall company results. Holding company expenses were comparable to 1994 levels.
     Corporate interest expense increased from $18.4 million in 1994 to $23.4 million in 1995 due to increased debt levels, primarily resulting from lower net income, increased working capital requirements, and capital expenditures. The working capital impacts on interest expense primarily pertained to increased accounts receivable days outstanding at Yellow Freight due to both market forces and transition implementation issues related to a new system for customer billing and stating.

     The fourth quarter 1995 results included nonrecurring charges of $6.6 million after income taxes pertaining to implementation of cost reduction programs, the realignment of Yellow Logistics and other expenses primarily related to severance costs.


1994 vs. 1993

     Operating revenue for the company totaled $2.87 billion in 1994, an increase of $11.0 million from 1993. The flat revenue was due to a 24-day national labor strike in April by the Teamsters against Yellow Freight, which essentially offset other revenue increases. The strike also impacted most of Yellow Freight's major unionized competitors. The company realized $85 million more revenue from the inclusion of Preston Corporation (Preston) for twelve months in 1994 versus ten months in 1993. An additional $105 million of increased revenue was generated by full-year growth at the subsidiaries, exclusive of the labor strike impact. This revenue growth came from rate increases and geographic expansion and was split evenly between Yellow Freight and the other subsidiaries as a group.
     The company had a net loss of $7.9 million, or $.28 per share, in 1994, compared to net income of $18.8 million, or $.67 per share in 1993. The 1994 net loss resulted primarily from the labor strike which reduced earnings by an estimated $1.24 per share. A special charge of $4.1 million after taxes, or $.14 per share, to write-off the value of intrastate operating rights, also negatively impacted 1994 results. This write-off was necessitated by federal legislation that deregulated the entry and rates for intrastate operations of all transportation companies. Net income in 1993 included an $11.2 million, or $.40 per share, charge for network development at Yellow Freight as well as a reduction of $1.6 million, or $.06 per share, from the impact of the statutory increase in the U.S. federal tax rate on the company's deferred tax liabilities.
     As a result of the labor strike, Yellow Freight experienced a 5.8% decrease in revenue for 1994 ($2.22 billion) versus 1993 ($2.36 billion). Rate increases in January 1994 were offset by a 6.6% decrease in tonnage levels and a 12.3% decline in the number of shipments handled from 1993. However, the new four-year labor contract provides Yellow Freight greater operational flexibility while giving Teamster employees increased wages, benefits and job security. The increased flexibility means that Yellow Freight has the ability to lower operating costs by gaining the right to use more rail transportation and dock casual workers whose rate of pay is fixed during the contract. In return, the carriers agreed to a 14% increase in wages and benefits over the four-year contract term.
     Yellow Freight's earnings were also negatively impacted by severe winter weather experienced in the first quarter of 1994 which caused significant business disruptions and higher operating expenses. Salaries, wages and employees' benefits expense as a percentage of revenue was essentially the same in 1994 and 1993. Slightly lower employee levels were offset by wage and benefit increases of approximately 3% effective April 1 under the new labor agreement. Operating expenses and supplies increased as a percent of revenue, primarily due to the fixed component of certain of these costs and increases in equipment maintenance and general expenses. In the third quarter, Yellow Freight implemented a change of linehaul operations, which allows substantially more freight to be transported via rail. This change, which was made possible by the new labor agreement, will hold down operating costs, reduce capital expenditures for revenue equipment and improve service for customers. Purchased transportation costs were higher in 1994 as a result of this increased rail usage in the third and fourth quarters.
     Preston Trucking had revenue of $416.8 million in 1994, an annualized revenue increase of 4.9% compared to 1993. However, their operating margin deteriorated slightly during the year as a result of severe winter weather in the Northeast during the first quarter, the impact of the second quarter strike and shipper uncertainty concerning approval of the wage reduction agreement described below. Preston Trucking saw a dramatic increase in revenue during the second quarter of 1994 as they returned to work under an interim agreement with the Teamsters after only six days on strike. The increased business adversely affected service performance and costs, reducing profitability in the latter part of the second quarter and into the third quarter. In mid-1994, the Teamster employees of Preston Trucking approved a plan to reduce wages in return for a share of profits if certain operating results are achieved. The plan lessened pay by 7.0% from standard wages under the new contract for the period April 1, 1994 to March 31, 1995 and by 5.0% for the period April 1, 1995 to March 31, 1996. Pay levels would return to standard contract wages on April 1, 1996. This plan replaced a one year, 9.0% wage reduction approved in March 1993, shortly after Preston Trucking was acquired by the company. Significant service improvements were achieved in the fourth quarter through the implementation of a new regional concept featuring a 170-door distribution center near Cleveland, Ohio. Called the SuperRegion,TM it provides reduced transit times and superior service across an expanded geographic area. This service began attracting new revenue during the quarter.
     Saia maintained an operating ratio of 92.0 in 1994 as it expanded geographically in Texas, Tennessee and Georgia. Start up costs for these expansions burdened 1994 operating expenses while benefits were realized in 1995 and are expected to continue in subsequent years. Saia, with revenue of $137.8 million in 1994, achieved a 14.7% increase in revenue compared to 1993 due to growth and second quarter benefits from the labor strike. Smalley Transportation Company (Smalley) continued to improve its operating ratio, 98.8 for 1994, while maintaining 4.4% revenue growth to $40.3 million. Effective January 1, 1995, Smalley was merged into Saia to offer customers more comprehensive regional coverage and to reduce costs. Merger-related costs in 1994 are estimated to have negatively impacted Saia and Smalley's operating expenses by $1 million.


1993 vs. 1992

     Operating revenue for the company totaled $2.86 billion in 1993 versus $2.26 billion in 1992, an increase of 26.2%. A significant portion of the increase in 1993 revenue ($500 million) is attributable to the March 1, 1993 acquisition of Preston. The remaining revenue growth came from increases in rates and the number of shipments handled as well as contributions from new services started in 1992. Yellow Freight had revenue of $2.36 billion in 1993, up 4.2% from 1992, with a 4.9% increase in total tonnage. Tonnage levels in 1993 were essentially the same as 1990 due to the growth in the economy during that period, offset by Yellow Freight's commitment to improving account profitability and resisting discounting.
     Net income for 1993 was $18.8 million, or $.67 per share, compared to 1992 net income of $29.5 million, or $1.05 per share. Earnings for 1993 reflect an $11.2 million, or $.40 per share, charge for network development at Yellow Freight as well as a reduction of $1.6 million, or $.06 per share, from the impact of the statutory increase in the U.S. federal tax rate on the company's deferred tax liabilities. Net income for 1992 was reduced $11.5 million, or $.41 per share, due to a change in the company's revenue recognition policy.
     Earnings declined in 1993 largely because of competitive pricing pressures, especially in the first half of the year, and severe winter weather across the nation in the first quarter. The operations of the Preston subsidiaries had a small negative impact on earnings in 1993, although they showed steady improvement during the year and contributed $.02 per share to fourth quarter earnings.
     The company's operating ratio was 98.1 in 1993 compared to 96.3 in 1992. Purchased transportation increased as a percentage of revenue due to increased use of rail transportation and the Preston subsidiaries' heavier usage of purchased transportation. Salaries, wages and employees' benefits decreased as a percent of revenue despite wage and benefit increases of approximately 3% effective April 1 for Teamster employees. This is due to a wage reduction of 9.0% effective April 1 for employees of Preston Trucking, a small decrease in the total number of employees and a reduction in workers' compensation expense. Due to moderate capital expenditures during the last three years and more efficient use of equipment, depreciation expense also decreased as a percent of revenue. This resulted in higher equipment maintenance costs which negated a portion of the depreciation expense savings.
     During 1993, Yellow Freight instituted an extensive network development process by consolidating and realigning terminals to improve customer service and reduce costs. A charge of $18.0 million, or $11.2 million after taxes, was recorded for the costs to close certain facilities and dispose of excess property.


FUTURE OUTLOOK

     The company has initiated processes to improve earnings performance and financial position in 1996 and future years. The subsidiaries implemented general LTL rate increases in January 1996 in amounts averag-ing in excess of 5.8% and will also seek improved pricing in negotiations with contract customers during the year. While the company expects pricing to remain highly competitive, it is cautiously optimistic that the extent of destructive price discounting that prevailed in 1995 will not recur in 1996, particularly in view of the service enhancements and the need for virtually all trucking sectors to improve their shareholder returns.
     In addition to pricing improvements, Yellow Freight intends to strengthen performance through cost reduction initiatives and increased benefits from the 1995 transit time improvements. The cost reduction programs are projected to save $75 million in 1996 and include administrative staff reductions and operational efficiency improvements. Yellow Freight believes its transit time improvements will enhance its price negotiating posture as well as benefit business volumes through better customer retention and generating new business. Additionally, Yellow Freight will continue to decrease the cost premiums associated with the improved service and will pursue other network development opportunities. On April 1, Yellow Freight's wages and benefits will increase approximately 3.8% under the terms of the industry collective bargaining agreement which extends through March 31, 1998. A portion of this increase is expected to be offset by continuing to leverage advantages of the 1994 labor agreement. Yellow Freight believes that significant opportunities are still available to further reduce costs and increase service through ongoing technological and reengineering investments.
     Preston Trucking plans to improve its performance due to pricing gains and a plan approved in February 1996 by its union employees to freeze wages at current levels through the remaining term of the industry collective bargaining agreement. This wage freeze not only maintains the existing 5.0% reduction from full-scale pay levels but also avoids the scheduled wage increases due April 1 of both 1996 and 1997. However, health, welfare and pension benefit costs will increase by 9.0% on April 1, 1996 and 8.2% on April 1, 1997.
     Saia plans to improve 1996 performance through pricing gains and density benefits from additional business and improved cost efficiency. No significant expansions are planned for 1996. Similarly, WestEx plans to improve its performance through increased business density benefits although a profit is not expected until 1997.
     Holding company expenses are expected to be significantly lower than prior year, mainly due to cost reduction initiatives. The company has previously announced the pending resignation of its current president and CEO. The company believes this announcement has had no significant adverse impact on its financial condition or results of operations. A search for a successor is in process and is expected to be completed shortly.
     Success of the improvement initiatives will be dependent on the strength of the economy, competitive conditions including pricing stability, the ability to hold down costs and the promptness of the management transition. The company is encouraged that recent announcements by competitors of reduced capital expenditure plans and the curtailing of expansions will begin to moderate the industry's overcapacity in 1996. However, the severe winter weather experienced in the first quarter of 1996 is expected to have an adverse impact on first quarter results of operations.


OTHER

     In March 1995, the Financial Accounting Standards Board issued its Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires adoption in 1996. The company has not yet determined the impact the adoption will have on its financial condition or results of operations.
     The company uses heating oil swap and fixed price diesel fuel agreements to manage a portion of its expo-sure to fluctuating diesel prices. Approximately 50% of the company's anticipated annual fuel usage is covered by such agreements. Under the heating oil swap and option agreements, the company receives or makes payments based on the difference between a fixed and a variable price for heating oil. Historically, the fair values of the hedge positions have not been materially different from the purchase price. Gains and losses on the agreements are recognized as a component of fuel expense when the corresponding fuel is purchased.
     The effective income tax rate was (33.1)% in 1995, 14.0% in 1994 and 46.8% in 1993. The notes to con-solidated financial statements contain an analysis of the income tax provision and the effective income tax rate.


FINANCIAL CONDITION

     The company's liquidity needs arise primarily from capital investment in new equipment and information technology, and funding working capital requirements.
     Working capital increased from a deficit of $13.5 million in 1994 to a positive $42.2 million in 1995. Both prepaid expenses and checks outstanding were significantly increased by the establishment of a Voluntary Employees' Beneficiary Association (VEBA) near year-end 1995. The VEBA was used to partially prefund certain benefit expenditures for the company's contract employees. Other significant working capital changes were increases in accounts receivable and refundable income taxes. Capital expenditures in 1995 totaled $140.3 million, down from $150.9 million in 1994. About two-thirds of these expenditures were made for the benefit of Yellow Freight. The 1995 total was lower than originally planned because management reduced capital expenditures during the year as economic and industry conditions weakened. Projected expenditures for 1996 will be for information technology and replacement of revenue equipment. Actual and projected net capital expenditures are summarized below (in millions):



                        Projected     Actual
                        1996   1995   1994    1993
Land and structures     $ --   $(3)   $  3    $ 12
Revenue equipment       27     74     98      34
Other                   38     69     50      21
            Total       $65    $140   $151    $67



     Capital expenditures are usually financed by internally generated funds, with depreciation totaling $135.3 million in 1995 and $134.0 million in 1994. Funds provided by operations, however, were much lower in 1995 at $44.2 million compared to $157.4 million in 1994. This was due to a higher net loss in 1995, an increase in accounts receivable and an increase in refundable income taxes.
     As a result of the low levels of cash generated by operations in 1995, total debt levels increased by $105.8 million. The additional debt was funded by the company's commercial paper program, whose authorized maximum was increased to $150 million, and by the issuance of medium-term notes. During 1995 the company entered into a $200 million multi-year bank credit agreement, replacing a $100 million agreement, to provide additional liquidity backup for the commercial paper program and for other borrowing needs.
     Early in 1996 a major rating agency lowered its rating on the company's commercial paper. While management intends to continue to finance short-term working capital needs primarily with the issuance of commercial paper, the lower rating may require the company to draw on its bank credit agreement from time to time. This change is not expected to have a material impact on interest expense.
     Management anticipates the company's liquidity and financial position will improve significantly in 1996 for several reasons. First, planned capital expenditures for 1996 are only $65 million as the company intends to improve its asset utilization through transit time improvements and more efficient operations including the greater use of rail transportation. Also, receivables are expected to decline as additional efforts are made to accelerate customer collections and a large income tax refund is due to be received during the year. In addition, the company suspended its dividend in July 1995. No dividends are expected to be paid in 1996. Dividend payments of $.47 per share ($13 million) were made in 1995 and $.94 per share ($26 million) in 1994 and 1993. Finally, operating results should improve in 1996 as a result of cost reduction efforts, transit time improvements and better industry conditions. Management expects a substantial reduction in total debt outstanding by year-end.



FINANCIAL SUMMARY
Yellow Corporation and Subsidiaries
(Amounts in thousands except per share data)


                                                  1995            1994            1993(a)         1992
FOR THE YEAR:
Operating revenue                               $3,056,640      $2,867,492      $2,856,505      $2,262,676

Income (loss) from operations                      (21,588)         11,011          53,893          82,814
        Depreciation                               135,265         133,970         132,371         118,419

Interest expense                                    23,395          18,433          17,668          12,150
Income (loss) before income taxes                  (45,021)         (3,375)         35,358          65,393
Income (loss) before extraordinary items and
cumulative effect of accounting changes            (30,122)         (3,848)         18,801          41,040
Net income (loss)                                  (30,122)         (7,906)         18,801          29,540
Net cash from operating activities                  44,166         157,448         138,802         139,438
Capital expenditures, net                          140,254         150,940          66,786          78,651

AT YEAR-END:
Net property and equipment                         921,848         918,101         892,600         803,779
Total assets                                     1,434,897       1,307,221       1,265,654       1,061,012
Long-term debt                                     341,648         240,019         214,176         123,027
Total debt                                         353,573         247,760         226,503         134,077


Shareholders' equity                               422,677         460,843         486,453         485,496

MEASUREMENTS:
Per share data:
        Income (loss) before extraordinary
        items and  cumulative effect of
        accounting changes                           (1.07)           (.14)            .67            1.46
        Net income (loss)                            (1.07)           (.28)            .67            1.05
        Cash dividends                                 .47             .94             .94             .94
        Shareholders' equity                         15.04           16.40           17.31           17.28
Total debt as a % of total capitalization            45.5%           35.0%           31.8%           21.6%
Return on average shareholders' equity               (6.8)%          (1.7)%           3.9%            6.1%
Market price range:
        High                                        24 3/8          30 1/4          29 7/8          32 3/8
        Low                                         11 7/8          16 3/4          16 7/8          21 3/4
Average number of employees                         34,700          33,400          35,000          26,800



(a) 1993 amounts include the operating results of Preston Corporation effective March 1, 1993. The 1993 results also include a network development charge of $11.2 million after taxes and a charge of $1.6 million to reflect the impact of a higher tax rate on the company's deferred tax liabilities.



   1991          1990         1989(b)       1988         1987        1986           1985
-----------   -----------   -----------  -----------  -----------  -----------  -------------
$2,344,143    $2,302,421    $2,219,755   $2,016,466   $1,759,992   $1,713,731    $1,530,313
    56,907       119,774        48,041      117,786       78,089      135,619       106,424
   124,687       128,134       123,268      108,353       98,982       86,850        75,771
    14,159        15,763        15,452       12,254        9,172        7,441        10,290
    40,348       101,905        26,533      104,997       64,360      123,259        95,493

    26,654        65,319        18,585       68,962       41,284       67,084        55,536
    26,654        65,319        47,785       68,962       41,284       69,719        55,536
   146,954       219,463       179,481      204,943      140,163      169,745       156,153
   104,668       162,316       182,232      180,587      152,684      176,622       143,842


   842,849       862,272       829,447      774,642      702,664      649,552       554,233
 1,097,771     1,116,005     1,081,665    1,020,724      923,867      862,359       747,904
   145,584       163,703       186,680      168,902      126,241       75,390        66,581
   156,707       174,169       192,067      174,223      144,189      112,253        82,961
   475,869       468,944       438,588      408,986      392,923      376,370       321,871




       .95          2.31           .65         2.40         1.44         2.35          1.95
       .95          2.31          1.66         2.40         1.44         2.44          1.95
       .94           .82           .73          .66          .62          .58           .52
     16.94         16.70         15.24        14.21        13.82        13.14         11.27
      24.8%         27.1%         30.5%        29.9%        26.8%        23.0%         20.5%
       5.6%         14.4%         11.3%        17.2%        10.7%        20.0%         18.5%

    33 1/2        31 1/4        32 7/8           34       42 1/2       41 1/8        29 1/2
    23 3/4        18 3/4        23 7/8       23 7/8       20 7/8       27 1/2        15 7/8
    28,700        28,900        29,200       27,200       25,500       23,400        20,750

(b) 1989 results include an increase in reserves for workers' compensation and other reserves of $27.7 million after taxes.


CONSOLIDATED BALANCE SHEETS
Yellow Corporation and Subsidiaries
December 31, 1995 and 1994
(Amounts in thousands except share data)

ASSETS                                          1995            1994
CURRENT ASSETS:
        Cash                                   $25,861        $17,613
        Short-term investments                   5,414          7,305
        Accounts receivable, less
         allowances of $16,781 and $13,082     323,814        295,332
        Fuel and operating supplies             16,909         21,381
        Refundable income taxes                 49,529            -
        Deferred income taxes                     -             1,586
        Prepaid expenses                        63,483         19,323
              Total current assets             485,010        362,540

PROPERTY AND EQUIPMENT:
        Land                                   137,112        141,134
        Structures                             611,284        613,530
        Revenue equipment                      969,960        938,243
        Other                                  271,033        214,475
                                             1,989,389      1,907,382
        Less - Accumulated
         depreciation                        1,067,541        989,281
        Net property and
         equipment                             921,848        918,101

OTHER ASSETS                                    28,039         26,580
                                            $1,434,897     $1,307,221



The notes to consolidated financial statements are an integral part of these balance sheets.

LIABILITIES AND SHAREHOLDERS' EQUITY                                    1995             1994
CURRENT LIABILITIES:
        Unsecured bank credit lines                                     $9,000          $     -
        Checks outstanding                                              72,667           23,706
        Accounts payable                                                81,986           94,706
        Wages, vacations and employees' benefits                       134,178          118,364
        Deferred income taxes                                           19,818                -
        Claims and insurance accruals                                   79,853           84,823
        Other current and accrued liabilities                           42,369           46,651
        Current maturities of long-term debt                             2,925            7,741
                Total current liabilities                              442,796          375,991

OTHER LIABILITIES:
        Long-term debt                                                 341,648          240,019
        Deferred income taxes                                           56,032           54,481
        Claims, insurance and other                                    171,744          175,887
                Total other liabilities                                569,424          470,387

SHAREHOLDERS' EQUITY:
        Series A $10 Preferred stock, $1 par value -
           authorized 750,000 shares, none issued                            -                -
        Preferred stock, $1 par value - authorized
           4,250,000 shares, none issued                                     -                -
        Common stock, $1 par value - authorized
           120,000,000 shares, issued 28,857,537 shares                 28,858           28,858
        Capital surplus                                                  6,678            6,678
        Retained earnings                                              404,761          447,887
        Shares held by Stock Sharing Plan                                    -           (4,961)
        Treasury stock, at cost (751,740 and 751,674 shares)           (17,620)         (17,619)
                Total shareholders' equity                             422,677          460,843
                                                                   $ 1,434,897      $ 1,307,221

STATEMENTS OF CONSOLIDATED INCOME
YELLOW CORPORATION AND SUBSIDIARIES
FOR THE YEARS ENDED DECEMBER 31
(AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)
                                                                        1995             1994           1993
OPERATING REVENUE                                                   $3,056,640       $2,867,492      $2,856,505

OPERATING EXPENSES:
        Salaries, wages and employees' benefits                      2,051,277        1,918,406       1,919,197
        Operating expenses and supplies                                473,356          433,789         410,679
        Operating taxes and licenses                                   115,120          110,004         104,588
        Claims and insurance                                            70,376           76,953          70,206
        Communications and utilities                                    44,412           41,064          38,643
        Depreciation                                                   135,265          133,970         132,371
        Purchased transportation                                       188,422          142,295         108,928
        Network development                                                  -                -          18,000
                Total operating expenses                             3,078,228        2,856,481       2,802,612

INCOME (LOSS) FROM OPERATIONS                                          (21,588)          11,011          53,893


NONOPERATING (INCOME) EXPENSES:
        Interest expense                                                23,395           18,433          17,668
        Interest income                                                 (2,100)          (2,202)         (1,446)
        Other, net                                                       2,138           (1,845)          2,313
                Nonoperating expenses, net                              23,433           14,386          18,535

INCOME (LOSS) BEFORE INCOME TAXES                                      (45,021)          (3,375)         35,358
INCOME TAX PROVISION (BENEFIT)                                         (14,899)             473          16,557
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM                                (30,122)          (3,848)         18,801
EXTRAORDINARY ITEM - WRITE-OFF OPERATING RIGHTS                              -           (4,058)              -

NET INCOME (LOSS)                                                     $(30,122)         $(7,906)        $18,801

AVERAGE COMMON SHARES OUTSTANDING                                       28,106           28,107          28,105

EARNINGS (LOSS) PER SHARE:
       Income (loss) before extraordinary item                          $(1.07)           $(.14)           $.67
       Extraordinary item - write-off operating rights                       -             (.14)              -
       Net income (loss)                                                $(1.07)           $(.28)           $.67

The notes to consolidated financial statements are an integral part of these statements.


STATEMENTS OF CONSOLIDATED CASH FLOWS
Yellow Corporation and Subsidiaries
For the Years Ended December 31
(Amounts in thousands)


                                                                        1995             1994           1993
OPERATING ACTIVITIES:
Net income (loss)                                                      $(30,122)        $(7,906)        $18,801
Noncash items included in income (loss):
        Depreciation                                                    135,265         133,970         132,371
        Network development                                                   -               -          18,000
        Write-off operating rights                                            -           4,058               -
        Deferred income tax provision (benefit)                          29,641           4,147         (10,819)
        Changes in assets and liabilities, net of
        acquisitions and dispositions:
                Accounts receivable                                     (34,064)        (17,263)        (27,095)
                Accounts payable and checks outstanding                  40,273          46,060           1,113
                Other working capital items                             (82,593)        (13,477)          9,227
                Claims, insurance and other                              (3,437)         12,007            (277)
                Other, net                                              (10,797)         (4,148)         (2,519)
                     Net cash from operating activities                  44,166         157,448         138,802

INVESTING ACTIVITIES:
        Acquisition of property and equipment                          (163,426)       (182,885)        (76,886)
        Proceeds from disposal of property and equipment                 23,172          31,945          10,100
        Purchases of short-term investments                              (7,759)         (8,957)         (8,086)
        Proceeds from maturities of short-term investments                9,650           8,429          14,693
        Proceeds from sale of CSI/Reeves, Inc., net                       5,106               -               -
        Acquisitions, net of cash acquired                                    -          (6,244)        (23,898)

                     Net cash used in investing activities             (133,257)       (157,712)        (84,077)

FINANCING ACTIVITIES:
        Proceeds from unsecured bank credit lines, net                    9,000               -               -
        Commercial paper borrowings, net                                 69,510          33,981          24,968
        Proceeds from issuance of long-term debt                         56,497          14,000          37,250
        Repayment of long-term debt                                     (24,457)        (17,701)        (95,553)
        Cash dividends paid to shareholders                             (13,210)        (26,416)        (26,405)
        Other, net                                                           (1)             76             (64)
                     Net cash from (used in) financing activities        97,339           3,940         (59,804)

NET INCREASE (DECREASE) IN CASH                                           8,248           3,676          (5,079)
CASH, BEGINNING OF YEAR                                                  17,613          13,937          19,016
CASH, END OF YEAR                                                       $25,861         $17,613         $13,937

SUPPLEMENTAL CASH FLOW INFORMATION:
        Income taxes paid                                               $10,793          $1,245         $25,354
        Interest paid                                                   $21,018         $18,103         $17,715


The notes to consolidated financial statements are an integral part of these statements.


STATEMENTS OF CONSOLIDATED
SHAREHOLDERS' EQUITY
Yellow Corporation and Subsidiaries
(Amounts in thousands except share data)


                                                                                          Shares Held
                                        Common             Capital         Retained         by Stock        Treasury
                                         Stock             Surplus         Earnings       Sharing Plan       Stock

BALANCE, DECEMBER 31, 1992              $28,846            $6,248          $492,196        $(24,350)       $(17,444)

Net income                                  -                 -              18,801              -               -
Cash dividends, $.94 per share              -                 -             (26,405)             -               -
Exercise of stock options, 3,820 shares       4                60               -                -               -
Amortization of unearned compensation       -                 161               -                -               -
Reduction of Stock Sharing Plan debt
  guarantee                                 -                 -                 -             9,470              -
Purchase of treasury stock                  -                 -                 -                -             (128)
Foreign equity translation adjustment       -                 -              (1,006)             -               -

BALANCE, DECEMBER 31, 1993                28,850             6,469          483,586         (14,880)         (17,572)
Net loss                                    -                 -              (7,906)             -               -

Cash dividends, $.94 per share                       -           -        (26,416)              -               -
Exercise of stock options, 7,700 shares
                                                     8         117              -               -               -
Amortization of unearned compensation                -          92              -               -               -
Reduction of Stock Sharing Plan debt guarantee       -           -              -           9,919               -
Purchase of treasury stock                           -           -              -               -             (47)
Foreign equity translation adjustment                -           -         (1,377)              -               -
BALANCE, DECEMBER 31, 1994                      28,858       6,678        447,887          (4,961)        (17,619)
             Net loss                                -           -        (30,122)              -               -
             Cash dividends, $.47 per share          -           -        (13,210)              -               -
             Reduction of Stock Sharing Plan
                debt guarantee                       -           -              -           4,961               -
             Purchase of treasury stock              -           -              -               -              (1)
             Foreign equity translation
                adjustment                           -           -            206               -               -
BALANCE, DECEMBER 31, 1995                     $28,858      $6,678       $404,761        $      -        $(17,620)



The notes to consolidated financial statements are an integral part of these statements.




NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Yellow Corporation and Subsidiaries

PRINCIPLES OF CONSOLIDATION AND SUMMARY OF ACCOUNTING POLICIES

     The accompanying consolidated financial statements include the accounts of Yellow Corporation and its wholly-owned subsidiaries (the company). All significant intercompany accounts and transactions have been eliminated in consolidation. Management makes estimates and assumptions which affect the amounts reported in the financial statements and footnotes. Actual results could differ from those estimates.
     The company provides transportation services primarily to the less-than-truckload (LTL) market throughout North America. Principal operating subsidiaries are Yellow Freight System, Inc. (Yellow Freight), Preston Trucking Company, Inc. (Preston Trucking) and Saia Motor Freight Line, Inc. (Saia).
     Major accounting policies and practices used in the preparation of the accompanying financial statements not covered in other notes to consolidated financial statements are as follows:
- Cash includes demand deposits and highly liquid investments purchased with original maturities of three months or less. All other investments, with maturities less than one year, are classified as short-term invest-ments and are stated at cost which approximates market. The company had cash and short-term investments held in Canada of US$24.9 million at December 31, 1995 and US$18.5 million at December 31, 1994.
- Fuel is carried at cost. The company uses heating oil swap and fixed price agreements to manage a portion of its exposure to fluctuating diesel prices. Under the heating oil swap and option agreements the company receives or makes payments based on the difference between a fixed and a variable price for heating oil. These agreements provide protection from rising fuel prices, but limit the ability to benefit from price decreases below the purchase price of the agreement. At December 31, 1995 the company had agreements with financial institutions and oil companies to exchange payments on 83.3 million gallons at a fixed cost averaging $.50 per gallon over the next 14 months, representing 50% of anticipated fuel usage. At December 31, 1994 the company had agreements on 61.9 million gallons at a fixed cost averaging $.50 per gallon over the next 11 months, representing 50% of anticipated fuel usage. Based on quoted market prices, the fair value of the hedge position at December 31, 1995 and 1994 was $2.0 million and $.2 million above its purchase price. Gains and losses on the agreements are recognized as a component of fuel expense when the corresponding fuel is purchased.
- Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method based on the following service lives:


                          Years
Structures                10-40
Revenue equipment          5-10
Other operating property   2-10



- Maintenance and repairs are charged to operations currently; replacements and improvements are capitalized. When revenue equipment is traded, the basis of the new equipment is reduced when the trade-in allowance exceeds the basis of the old equipment. The gain or loss for all other dispositions is reflected in other nonoperating (income) expense.
- The company had previously announced plans to invest over $100 million in technology over a three year period. The investment was designed to enable significant improvements in the customer service and freight management areas. The investment consists primarily of advanced communications equipment and related software. As of December 31, 1995, the company had invested over $54 million in the projects. Of that amount $22 million has been placed into service. The remaining $32 million represents other systems applications in various stages of completion. It is management's intent to continue the projects; however, economic conditions may restrict the full implemetation on a system-wide basis in the near term. A substantial delay in implementation may materially reduce the value of a portion of the investment.
- Acquisitions have been accounted for by the purchase method. Earnings of the acquired companies are included in the accompanying consolidated financial statements since the date of acquisition. The excess of the purchase price over net assets acquired is included with other long-term assets and is being amortized over 20 years using the straight-line method.
- Claims and insurance accruals, both current and long-term, reflect the estimated cost of claims for workers' compensation, cargo loss and damage, and bodily injury and property damage not covered by insurance. These costs are included in claims and insurance expense except for workers' compensation which is included in employees' benefits expense.
- Reserves for workers' compensation are based upon actuarial analyses prepared by independent actuaries and are discounted to present value using a risk-free rate. The risk-free rate is the U.S. Treasury rate for maturities that match the expected pay-out of workers' compensation liabilities. The process of determining reserve requirements utilizes historical trends and involves an evaluation of claim frequency, severity and other factors. The effect of future inflation for both medical costs and lost wages is implicitly considered in the actuarial analyses. Adjustments to previously established reserves, if required, are included in operating results.
     At December 31, 1995 and 1994, estimated future payments for workers' compensation claims aggregated $164.9 million and $162.0 million. The present value of these estimated future payments was $142.6 million at December 31, 1995 and $139.8 million at December 31, 1994.

- Revenue is recognized on a percentage completion basis while expenses are recognized as incurred.

- Certain reclassifications have been made to the prior year consolidated financial statements to conform with current presentation.


ACQUISITIONS

     In November 1994 the company acquired Johnson's Freightlines (renamed WestEx), a Phoenix, AZ-based regional LTL carrier.
     In February 1993 the company acquired the stock of Preston Corporation (Preston) for $25.3 million, including related expenses. Preston's total debt at the date of acquisition was $135.0 million, of which $78.1 million was repaid with funds advanced to Preston by the company. The company recorded fair values at the date of acquisition of $246.3 million for assets acquired and $232.4 million for liabilities assumed, resulting in an excess of the purchase price over net assets acquired of $11.4 million.
     The accompanying consolidated financial statements include the results of Preston effective March 1, 1993. Assuming the acquisition of Preston had occurred on January 1, 1993, the company's unaudited results of operations for the twelve months ended December 31, 1993 would have reported operating revenue of $2.94 billion. Income before the cumulative effect of accounting change would have been $12.7 million, or $.45 per share, and net income would have been $11.6 million, or $.41 per share. These results are not necessarily indicative of what would have occurred if the Preston acquisition had been consummated at the beginning of 1993, nor are they necessarily indicative of future results.


DEBT

     At December 31, debt consisted of the following (in thousands):


                                     1995            1994
Unsecured bank credit lines          $9,000         $     -
Commercial paper                    128,459          58,949
Medium-term notes                   148,500         114,250
Stock Sharing Plan debt guarantee         -           4,961
Industrial development bonds         32,100          32,100
Capital leases and other             10,124          12,334
Subordinated debentures              25,390          25,166
       Total debt                   353,573         247,760
Less - Unsecured bank credit lines    9,000               -
         Current maturities           2,925           7,741
       Total long-term debt        $341,648        $240,019

     On June 23, 1995, the company entered into a five- year $200 million credit agreement with a group of banks. Interest is based, at the company's option, on competitive bidding among the banks, at a fixed increment over the London interbank offered rate, or at the agent bank's base rate. There are no compensating balances required but a facility fee is charged. Under the terms of the credit agreement, the company must maintain a minimum consolidated tangible net worth and annual cash flow, as defined in the agreement, must be at least a specified ratio of total debt. There were no borrowings under credit agreements in 1995 or 1994, and at December 31, 1995, the company was in compliance with all terms of the credit agreement.
     The company maintains credit availability under the credit agreement to support the commercial paper program and provide additional borrowing capacity. Accordingly, commercial paper and medium-term notes maturing within one year, and intended to be refinanced, are classified as long-term. The weighted average interest rates on commercial paper outstanding at December 31, 1995 and 1994 were 6.2% and 6.4%. Medium-term notes have scheduled maturities through 2008 with interest rates ranging from 5.7% to 9.3%.
     The company has loan guarantees, mortgages and lease contracts in connection with the issuance of industrial development bonds used to acquire, construct or expand terminal facilities. Interest rates on some issues are variable and rates currently range from 3.6% to 8.0%, with principal payments due through 2016.
     Certain subsidiaries lease operating equipment under capital leases with scheduled maturities through 1998 and interest rates ranging from 9.0% to 9.9%.
     The subordinated debentures have an interest rate of 7.0% and are due in installments from 1997 to 2011.
     The aggregate amounts of principal maturities of long-term debt (excluding commercial paper and medium-term notes due within one year) for the next five years are as follows: 1996 - $2,925,000, 1997 - $14,748,000, 1998 - $4,063,000,
1999 - $2,849,000, 2000 - $30,956,000.
     The company has short-term unsecured credit lines with domestic and foreign banks totaling $205 million. There are no compensating balance requirements or fees associated with these credit lines and the lines can be cancelled by either the banks or the company at any time. At December 31, 1995, $9.0 million was outstanding under these lines with a weighted average interest rate of 6.0%.
     Based on the borrowing rates currently available to the company for debt with similar terms and remaining maturities, the fair value of total debt at December 31, 1995 and 1994 was approximately $355 million and $242 million.



SPECIAL CHARGES

     In the third quarter of 1994, the company recorded a charge to earnings of $6.7 million, or $4.1 million after taxes. This charge, recorded as an extraordinary item, was to write-off the book value of its intrastate operating rights. The non-cash charge resulted from the passage of legislation in 1994 which deregulated the entry and rates for intrastate operations of all transportation companies.
     In the second quarter of 1993, the company's pri-mary subsidiary, Yellow Freight, recorded a charge of $18.0 million, or $11.2 million after taxes, for the costs to close certain facilities and dispose of excess property.



INCOME TAXES

     The company accounts for income taxes in accordance with the liability method. Deferred income taxes are determined based upon the difference between the book and the tax basis of the company's assets and liabilities. Deferred taxes are provided at the enacted tax rates expected to be in effect when these differences reverse.

     Deferred tax liabilities (assets) are comprised of the following at December 31 (in thousands):


                                   1995                1994
Depreciation                     $128,810            $118,469
Employee benefits                  19,357               2,148
Prepaids                           19,022              19,555
Revenue                             7,038               6,040
Other                               5,489               9,338
        Gross liabilities         179,716             155,550

Claims and insurance              (84,779)            (84,425)
Bad debts                          (7,554)             (5,466)
Other                             (11,533)            (12,764)
        Gross assets             (103,866)           (102,655)
        Net liability             $75,850             $52,895



     The income tax provision (benefit) is computed based on the following amounts of income (loss) before income taxes (in thousands):


                                 1995        1994        1993
Domestic                        $(51,120)   $(7,276)    $31,175
Foreign                            6,099      3,901       4,183
        Total income (loss)
        before income taxes     $(45,021)   $(3,375)    $35,358


The income tax provision (benefit) consists of the following (in thousands):


                                            1995                1994              1993
Current:
        U.S. federal                       $(40,370)           $(4,158)          $21,407
        State                                (7,094)            (1,870)            4,814
        Foreign                               2,924              2,354             2,216
                Total current               (44,540)            (3,674)           28,437
Deferred:
        U.S. federal                         24,703              4,235            (9,214)
        State                                 4,645                768            (3,244)
        Foreign                                 293               (856)                -
        Change in U.S. federal tax rate           -                  -             1,639
                Total deferred               29,641              4,147           (10,819)
Investment tax credit amortization                -                  -            (1,061)
        Total provision (benefit)          $(14,899)             $ 473          $ 16,557



     A reconciliation between income taxes at the federal statutory rate (35%) and the consolidated provision (benefit) follows:

                                            1995                1994              1993
Provision (benefit) at
federal statutory rate                     $(15,757)           $(1,181)         $12,375
State income taxes, net                      (1,592)              (716)           1,021
Change in U.S. federal tax rate                   -                  -            1,639
Foreign tax rate differential                 1,082                133              752
Nondeductible business expenses               3,103              2,571            1,331
Amortization of investment tax credits            -                  -           (1,061)
Other, net                                   (1,735)              (334)             500
        Total provision (benefit)          $(14,899)              $473          $16,557

        Effective tax rate                    (33.1)%             14.0%            46.8%



COMMITMENTS AND CONTINGENCIES

     The company leases certain terminals and equipment. At December 31, 1995, the company was committed under noncancellable lease agreements requiring minimum annual rentals aggregating $82.7 million payable as follows: 1996 - $32.1 million, 1997 - $18.1 million, 1998 - $10.8 million, 1999 - $5.5 million,
2000 - $3.3 million and thereafter, $12.9 million.
     Projected 1996 net capital expenditures are $65 million, of which $14 million was committed at December 31, 1995.
     Various claims and legal actions are pending against the company. It is the opinion of management that these matters will have no significant impact upon the financial condition or results of operations of the company.


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


Funded status at December 31:         1995                        1994
Actuarial present value of benefits at current salary levels and service rendered to date:
       Vested benefits             $148,691                      $114,788
       Non-vested benefits            1,042                         1,624
                Accumulated
                benefit obligation  149,733                       116,412
Effect of anticipated future
salary increases                     25,824                        22,165
        Projected benefit
        obligation                  175,557                       138,577
Plan assets at fair value           141,442                       118,080
Plan assets less than projected
benefit obligation                  (34,115)                      (20,497)
Unrecognized net loss                 8,618                         4,153
Unrecognized initial net asset
being amortized over 17 years       (18,058)                      (20,445)
Pension cost accrued, not funded   $(43,555)                     $(36,789)


Net pension cost:                                       1995           1994           1993
Service cost - benefits earned during the period       $7,412          $8,313          $6,919
Interest cost on projected benefit obligation          12,429          11,109           9,954
Actual return on plan assets                          (27,205)            393          (8,177)
Amortization of unrecognized net assets                (2,420)         (2,197)         (2,393)
Net deferral                                           16,550         (10,818)         (1,683)
        Net pension cost                               $6,766          $6,800          $4,620

Assumptions used in the accounting at December 31:      1995            1994          1993
Discount rate                                           7.5%            8.5%          7.5%
Rate of increase in compensation levels                 5.0%            4.0%          5.5%
Expected rate of return on assets                       9.0%            9.0%          9.0%


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


                      1995      1994      1993
Health and welfare  $160,512  $142,695  $138,448
Pension              142,906   129,321   126,449
       Total        $303,418  $272,016  $264,897



     Under current legislation regarding multi-employer pension plans, a termination, withdrawal or partial withdrawal from any multi-employer plan that is in an under-funded status would render the company liable for a proportionate share of such multi-employer plans' unfunded vested liabilities. This potential unfunded pension liability applies equally to the company's unionized competitors who contribute to multi-employer plans. Based on the limited information available from plan administrators, which the company cannot independently validate, the company believes that its portion of the contingent liability would be material to its financial condition and results of operations. The company's unionized subsidiaries have no intention of taking any action that would subject the company to obligations under the legislation.
     The company had a Stock Sharing Plan for employees of participating domestic affiliates not covered by collective bargaining agreements. In 1995 this plan merged into another company defined contribution plan. Company contributions combined with plan earnings were used to meet the plan's debt service requirements. Expense was recorded as funds were contributed or committed to be contributed. During 1995, the final debt payment was made and the remaining shares were allocated to participants in accordance with the principal and interest method as defined by the Internal Revenue Code. Expenses and dividends related to the Stock Sharing Plan were (in thousands):


                               1995            1994            1993
Employees' benefits expense  $4,241           $6,735             $-
Interest expense                195              979          1,746
       Total expense         $4,436           $7,714         $1,746

Dividends                      $693           $1,456         $1,532

     Certain subsidiaries also sponsor defined contribution plans, primarily for employees not covered by collective bargaining agreements. The plans principally consist of noncontributory profit sharing plans and contributory 401(k) savings plans. Company contributions to the profit sharing plans are discretionary and are determined annually by the Board of Directors of each participating company. Contributions for each of the three years in the period ended December 31, 1995 were not material to the operations of the company.
     The company has reserved 800,000 shares of its common stock for issuance to key employees under a stock option incentive plan. This plan permits three types of awards: grants of stock options, both qualified and nonqualified, grants of stock options coupled with a grant of stock appreciation rights, and grants of restricted stock awards. At December 31, 1995 there were 791,114 shares available for future grants and no options were outstanding.


SERIES A $10 PREFERRED STOCK AND RIGHTS

     Each share of the company's common stock carries with it one preferred stock purchase right. Under certain circumstances, each right may be exercised to purchase 1/100th of a share of Series A $10 Preferred stock at an exercise price of $120, subject to adjustment. The rights, which are nonvoting, expire on December 8, 1996 and may be redeemed by the company at a price of $.05 per right at any time prior to ten days after public announcement of the acquisition of 20% or more of the outstanding common stock. During 1995, the company's Board of Directors voted not to renew the rights upon their scheduled 1996 expiration.
     If a person acquires 20% of the company's voting stock or if certain other transactions occur, each right not owned by a 20% shareholder will entitle the holder to purchase at the exercise price a number of shares of the common stock of the company or, depending on the nature of the transaction, the stock of an acquiring company, having a market value equal to twice the exercise price of such right.
     Dividends and voting rights on each 1/100th share of the Series A $10 Preferred stock will be equal to that of one share of common stock.




REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
To The Shareholders of Yellow Corporation:

     We have audited the accompanying consolidated balance sheets of Yellow Corporation (a Delaware corporation) and Subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, cash flows and shareholders' equity for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Yellow Corporation and Subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.




ARTHUR ANDERSEN LLP

Kansas City, Missouri
January 31, 1996


SUPPLEMENTARY INFORMATION

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)




(Amounts in thousands except per share data)
                                                 First          Second          Third             Fourth
                                                Quarter         Quarter         Quarter           Quarter
1995                                                                              (a)               (a)
Operating revenue                               $764,998        $773,825        $771,965        $745,852
Income (loss) from operations                      8,601           5,866         (12,366)        (23,689)
Net income (loss)                                  3,198           1,039         (11,634)        (22,725)
Earnings (loss) per share                            .11             .04            (.41)           (.81)

1994                                                 (b)             (c)              (d)
Operating revenue                               $748,159        $592,211         $769,259       $757,863
Income (loss) from operations                     (4,418)        (30,049)          27,176         18,302
Income (loss) before extraordinary item           (6,384)        (21,876)          13,204         11,208
Net income (loss)                                 (6,384)        (21,876)           9,146         11,208
Earnings per share:
      Income (loss) before extraordinary item       (.23)           (.78)             .47            .40
      Net income (loss)                             (.23)           (.78)             .33            .40


(a) Includes the impact of price discounting and excess industry capacity which severely diminished operating margins.
(b) Includes the effect of severe winter weather which caused significant business disruptions and higher operating expenses.
(c) Includes the effect of the 24-day Teamster strike at Yellow Freight.
(d) Includes an extraordinary item of $4.1 million after taxes to write-off intrastate operating rights.


COMMON STOCK

     Yellow Corporation's stock is held by approximately 3,400 shareholders of record. The company's only class of stock outstanding is common stock, traded in over-the-counter markets. Trading activity averaged about 130,000 shares per day during the year, down from 218,000 shares per day in 1994. Prices are quoted by the National Association of Securities Dealers Automatic Quotation System National Market (NASDAQ-NMS) under the symbol YELL.

Quarter Ended
                                     Dividends          Dividends
1995            High     Low         Per Share          1994            High      Low       Per Share
March 31        24 3/8  15 7/8          $.235           March 31        30 1/4   23 1/2         $.235
June 30         20 1/8  15 7/8           .235           June 30         24 1/8   16 3/4          .235
September 30    20      13 1/2              -           September 30    21 5/8   17              .235
December 31     13 7/8  11 7/8              -           December 31     24 1/4   18 1/4          .235
                                        $.470                                                   $.940



SENIOR OFFICERS

YELLOW CORPORATION
      George E. Powell III
      President and Chief Executive Officer
      William F. Martin
      Senior Vice President - Legal/Corporate Secretary
      H.A. Trucksess, III
      Senior Vice President - Finance/
      Chief Financial Officer and Treasurer

YELLOW FREIGHT SYSTEM, INC.
     M. Reid Armstrong
     President
     Robert L. Bostick
     Senior Vice President - Operations Administration
     J. Kevin Grimsley
     Senior Vice President - Marketing and Sales
     Ralph P. Nowell
     Senior Vice President - Operations
     C. Kermit Scarborough
     Senior Vice President - Human Resources

PRESTON TRUCKING COMPANY, INC.
     Leo H. Suggs
     President
     J. Sean Callahan
     Senior Vice President - Finance and Administration
     Gordon S. MacKenzie
     Senior Vice President - Operations
     Nicholas J. Marino
     Senior Vice President - Sales and Marketing

SAIA MOTOR FREIGHT LINE, INC.
     Jimmy D. Crisp
     President

WESTEX, INC.
     Frank E. Myers
     President

YELLOW TECHNOLOGY SERVICES, INC.

     Gail A. Parris
     President


BOARD OF DIRECTORS

GEORGE E. POWELL, JR.
     Director since 1952
     Chairman of the Board of the Company

KLAUS E. AGTHE
     Director since 1984
     Director, VIAG North America

M. REID ARMSTRONG
     Director since 1992
     President of Yellow Freight System, Inc.

HOWARD M. DEAN    *
     Director since 1987
     Chairman and Chief Executive Officer of
     Dean Foods Company

DAVID H. HUGHES    *
     Director since 1973
     Retired Vice Chairman of Hallmark Cards, Inc.

RONALD T. LEMAY
     Director since 1994
     President and Chief Operating Officer of
     Sprint Corporation

JOHN C. MCKELVEY
     Director since 1977
     President and Chief Executive Officer of
     Midwest Research Institute

GEORGE E. POWELL III
     Director since 1984
     President and Chief Executive Officer of the Company

WILLIAM L. TRUBECK    *
     Director since 1994
     Senior Vice President and Chief Financial
     Officer of SPX Corporation

WILLIAM F. MARTIN
     Secretary to the Board




     *  Member, Audit Committee

CORPORATE INFORMATION

YELLOW CORPORATION
P.O. Box 7563
Overland Park, Kansas 66207
(913) 967-4300

INDEPENDENT PUBLIC ACCOUNTANTS
Arthur Andersen LLP
Kansas City, Missouri

TRANSFER AGENT AND REGISTRAR
Chemical Mellon Shareholder Services, L.L.C.
P.O. Box 590
Ridgefield Park, NJ 07660
(800) 526-0801

ANNUAL MEETING
April 25, 1996, at 9:30 a.m.
Radisson Hotel of Overland Park
I-35 & 87th Street
Overland Park, Kansas 66214

10-K REPORT
Please write to:
Treasurer, Yellow Corporation





YELLOW CORPORATION
P.O. BOX 7563
OVERLAND PARK, KANSAS 66207

PRINTED IN THE U.S.A. #505