Form 10-K, Exhibit 13
period 1996-12-31
YELLOW CORP
filed 1997-03-28
CIK 716006

                                                                    Exhibit (13)







                               Yellow Corporation
                               ------------------

                               1996 Annual Report
                               ------------------

                                to Shareholders
                                ---------------

                               YELLOW CORPORATION
                               1996 Annual Report

                               [PICTURE OF GLOBE]

                               TABLE OF CONTENTS


Letter To Shareholders                                6

Management's Discussion and Analysis                 10

Subsidiary Profiles                                  17

Financial Summary                                    18

Consolidated Financial Statements and Notes          20

Report of Independent Public Accountants             33

Supplementary Information                            34

Officers                                             35

Directors                                            36

                           1996 REVENUE CONTRIBUTION


Yellow Freight System, Inc.         77%
Preston Trucking Company, Inc.      13%
Saia Motor Freight Line, Inc.        9%
WestEx, Inc.                         1%


              The Yellow Corporation Family of Operating Companies

Yellow Freight System, Inc. is the nation's largest less-than-truckload carrier providing comprehensive transportation solutions for shippers throughout North America, Europe and Asia/Pacific. In 1996, Yellow Freight recorded operating revenue of $2.4 billion and had an operating ratio of 98.5 (before a special charge).

Preston Trucking Company, Inc. is a premium service less-than-truckload carrier providing highly reliable overnight and two-day delivery in 21 northeastern and upper midwestern states, Puerto Rico, Ontario and Quebec. In 1996, Preston recorded operating revenue of $418 million and had an operating ratio of 101.4.

Saia Motor Freight Line, Inc. is a premium service less-than-truckload carrier providing highly reliable, time-definite freight delivery in 11 southeastern states and Puerto Rico. In 1996, Saia recorded operating revenue of $264 million and had an operating ratio of 95.9.

WestEx, Inc. is an emerging premium service less-than-truckload carrier providing highly reliable overnight and two-day service in California, Arizona, New Mexico and parts of Texas and Nevada. In 1996, WestEx recorded operating revenue of $33 million.

                                     PEOPLE

Our people are our primary competitive weapon. They understand the freight business like no one else. Their mission is to satisfy the customer, no matter what. Our people are why the Yellow companies will be the carriers of choice for the new millennium.










                                       2
                        Yellow Corporation Annual Report

     [FULL PAGE PICTURE OF MARIO ESTRADA - INTERNATIONAL CUSTOMER SERVICE]

                                     VALUE

Moving freight is not a commodity service when it is backed by a commitment to listen to customers, understand their needs and meet expectations. This is the material that builds shareholder value. By creating value for the customer, we will create value for our shareholders.




     [HALF PAGE PICTURE OF DAVE BILKE - YELLOW FREIGHT SYSTEM CITY DRIVER]

             [HALF PAGE PICTURE OF JANE BONILLA - ACCOUNT MANAGER]





                                 PROFITABILITY

When carrier and shipper work in partnership to unleash hidden values, mutual profitability is assured. We will negotiate fair prices based on customer understanding of the real value we bring to them. And we will continuously manage our costs and seek new opportunities for additional efficiencies.

TO OUR SHAREHOLDERS

                                   [GRAPHIC]

Our goals in 1996 were clear. We had to begin the steps that would restore profitability and shareholder returns. We made a good start.

Our focus was to rebuild and renew Yellow Corporation's base of strength.

Those strengths are easy to identify. Yellow is among the most recognized brand names in freight transportation. Yellow Freight System, our largest operating subsidiary, operates a highly efficient national transportation network and utilizes state-of-the-art customer service technology. At the same time, our regional carriers have established themselves in their niche markets.

As the year progressed, we saw steady improvements in performance. Key factors were significant operating improvements at Yellow Freight, Preston, Saia and WestEx. Each company focused on higher margin accounts and each made strides toward effectively managing their costs.

FINANCIAL PERFORMANCE

Excluding a nonrecurring special charge taken in the fourth quarter, we reported 1996 net income of $1.1 million, or $.04 per share. This is compared to a net loss of $30.1 million, or $1.07 per share, in 1995.


          [PICTURE OF YELLOW FREIGHT SYSTEM TRACTOR AND TWIN TRAILERS]

The fourth quarter special charge amounted to $46.1 million ($28.3 million after taxes) and reduced earnings per share by $1.01. As a result, the company recorded a net loss of $27.2 million, or $.97 per share.

The charge was pivotal in positioning the company for additional service improvements and cost reductions. It reflected the write down of certain Yellow Freight real estate and computer software assets, a reduction of a company car program, the expenses of an early retirement program and other organizational redesign impacts.

We made progress in strengthening our balance sheet in 1996, far exceeding our original goal of reducing debt by $100 million. Total debt reported on our balance sheet decreased $158 million and went from $354 million at year-end 1995 to $196 million at year-end 1996. This was accomplished through a significant reduction in capital expenditures, a $45 million off-balance-sheet financing program, a $45 million federal tax refund received in April and a one-time $23 million cash dividend from our Canadian operations.


                                       6
                        Yellow Corporation Annual Report

                                  [GRAPHIC]

Our net capital expenditures totaled $46 million in 1996 and were well below our $130 million in depreciation. We expect 1997 net capital expenditures to total $109 million. This investment will be focused on the replacement of tractor and trailer equipment and the attain-ment of improved operating efficiencies.

YELLOW FREIGHT SYSTEM

After a first quarter marred by severe winter weather, Yellow Freight improved operations and margins. Yellow Freight, which accounts for 77 percent of our revenue, benefited from improved account management, a diesel fuel surcharge and a stabilized pricing environment. This helped drive a 2.4 percent increase in revenue per ton. Despite higher labor and fuel costs, our costs per ton were essentially the same as in 1995 because of improvements in linehaul operations and achievement of a $75 million cost reduction program.

The cost reduction program involved efficiency improvements in pickup and delivery, dock transfers and linehaul movement. Reductions in general sales and administrative expenses and more attention to working safer also were factors.

[Picture of Jim Ramick & Pete Peoples - Linehaul Management]

Excluding the special charge, Yellow Freight realized an operating ratio of 98.5, compared with 100.1 in 1995.

COMPETITIVE ADVANTAGES

Yellow Freight is increasingly capitalizing on competitive advantages created by its broad coverage, highly efficient national linehaul system and optimized network of terminals.

Yellow's technological capabilities and customer service centers are another advantage. These centers, located in Des Moines, Iowa and Sioux Falls, South Dakota, give us better information delivery and problem solving capability than anyone else in the industry. Our 330 employees at Yellow Technology Services provide the technology solutions support to meet customers' ever-increasing information needs.

Yellow Freight is using its competitive advantages to become a global transportation services provider. In 1996, we substantially completed our expansion into the Asia/Pacific markets, complementing the European service we have offered since 1992. Continuing our international expansion is a key priority for 1997.


                                       7
                        Yellow Corporation Annual Report

                                   [GRAPHIC]


The Yellow Freight organization redesign was a key step that will focus all of our operational and technology advantages where they should be -- on the customer. Our people on the front lines now have more resources and greater authority to respond quickly to customer requests.

PRESTON TRUCKING COMPANY

Our second largest subsidiary, Preston Trucking Company made substantial progress in increasing revenue and gaining profitable business, particularly during the second half of 1996. First quarter performance was particularly weak due primarily to severe winter storms that paralyzed the northeastern United States. Preston recorded an operating ratio of 99.4 in the second half of the year, a 3.7 point improvement over the ratio in the last half of 1995. The operating ratio for the entire year was 101.4, the same as in the prior year.

REGIONAL MARKET EXPANSION

It was another year of growth for Saia Motor Freight Line. Saia finished 1996 with operating revenue of $264 million, a 26.1 percent increase over 1995 revenue of $210 million. The operating ratio improved to 95.9, versus 96.3 in 1995. As a result of prior year expansions, Saia has established a strong competitive position in the overnight and second-day-delivery market in the Southeast. Saia will focus on productivity and margin improvement in 1997.

                  [Picture of Yellow Freight Storage Boxes]

WestEx completed an aggressive expansion plan in 1996. WestEx recorded revenue of $33 million, nearly double its revenue in 1995. WestEx has been in a rapid expansion mode since it was acquired in November 1994. It focuses on overnight and second-day-delivery markets in California, Arizona, New Mexico and parts of Texas and Nevada.

OUTLOOK FOR SUCCESS

Our people have been the driving force behind our progress in 1996. Yellow employs some of the most experienced and talented people in the trucking industry.

A new pay for performance philosophy is another way we intend to motivate the improvements in company and share price performance that you expect.

A sizable portion of my compensation and that of about 100 key management personnel is now linked directly with the goals of shareholders. During 1996 an initial grant of 1.5 million shares was made to top management under a stock


                                       8
                        Yellow Corporation Annual Report
option program. The options gain value as company performance improves and share price increases.

It's only right that most of my compensation, and that of the senior management team, be at risk and tied to goals for a reasonable return on your investment. This creates an incentive for management to do whatever it takes to build a stronger company. Our middle managers and professional staff also now have reasonable bonus plans that are tied more directly to company performance. The bonus plan was introduced in the wake of a salary freeze for all managers during 1996.

All of our subsidiaries -- Yellow Freight, Preston, Saia, WestEx and Yellow Technology -- have realigned their organizations to better meet the needs of our customers. Shippers in every industry are looking for ways to reduce inventory carrying costs by increasing inventory turns. The trend toward smaller, more time-definite shipments is definitely increasing. Our specialty -- LTL transportation -- fills that need precisely.

One thing is certain about the freight transportation business. We have entered a new era of dramatic change. Competition continues to increase from all quarters and will be unrelenting in 1997.

Sure, the competition is tough. And our customers expect more value from the dollars they spend with us. But that's how it should be. We have largely moved through our cycle of deregulation. If we expect to prosper, we must adjust and adapt to the rigor of the marketplace. We welcome it. And you can be assured that Yellow Corporation is positioned to thrive and prosper.

                   [Picture of Yellow Corporation Officer]

Sincerely,

A. Maurice Myers

A. Maurice Myers
Chairman, President and
Chief Executive Officer
Yellow Corporation


                                       9
                        Yellow Corporation Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

1996 VS. 1995


CONSOLIDATED RESULTS (in millions)


                         1996
                  Includes  Excludes
                  Special   Special
                  Charge    Charge      1995

Revenue            $3,073    $3,073    $3,057
Net Income (Loss)  $(27.2)   $  1.1    $(30.1)
EPS                $ (.97)   $  .04    $(1.07)


     Operating revenue in 1996 totaled $3.07 billion for Yellow Corporation (the company) essentially unchanged from the $3.06 billion in 1995. The company recorded a net loss of $27.2 million, or $.97 per share, which included a $46.1 million special charge ($28.3 million after taxes, or $1.01 per share) incurred by Yellow Freight System, Inc. (Yellow Freight), the company's largest subsidiary. The charge included the write down of certain nonoperating real estate and computer software assets, an early retirement program, the reduction of a company car program and other organizational design impacts, primarily severance. Excluding the special charge, the company had 1996 net income of $1.1 million, or $.04 per share, compared to a net loss of $30.1 million, or $1.07 per share, in 1995.

     Management and organizational changes designed to sharpen customer focus and improve profitability at Yellow Freight preceded the special charge. Over a four month period nearly every facet of the organization was thoroughly examined. In early December 1996 Yellow Freight announced it was restructuring into five business units organized by geographic region.

     Real estate write downs are part of an ongoing program to improve customer service and reduce operating expenses which has reduced the number of full terminals at Yellow Freight from 449 at the beginning of 1995 to 334 at the end of 1996. The write off of computer software involved specific technology developed in 1994 and the first half of 1995 which has not nor is intended to be placed in use in the foreseeable future. It represents a small portion of the company's investment in technology, the vast majority of which has achieved the desired results. Early retirement was taken by 130 employees while severance costs related to the layoff of 70 managerial and general office employees. Normal attrition is expected to result in further reductions of between 65 and 70 employees. Overall the organizational design changes lay the foundation for additional service improvements and cost reductions in all phases of Yellow Freight's future performance.

     Yellow Freight's revenue was $2.36 billion, down 0.3 percent from 1995. The operating ratio, before the special charge impact, improved from 100.1 in 1995 to 98.5. Including the special charge, the operating ratio was 100.4. Tonnage declined by 2.8 percent while revenue per ton increased by 2.4 percent. The tonnage decline was due to market forces and Yellow Freight's efforts to improve pricing stability. In January 1996 Yellow Freight implemented a general rate increase averaging 5.8 percent which applied to its customers who do not have contracts. The 1996 revenue per ton improvement would have been greater but the intense price discounting experienced in the second half of 1995 resulted in the January 1996 rate increase being calculated on a depressed rate base. Revenue at Yellow Freight also increased from a fuel surcharge program implemented in September 1996 to offset higher fuel costs. Yellow Freight's less-than-truckload (LTL) revenue per ton in the fourth quarter of 1996 was 4.7 percent higher than the fourth quarter of 1995.

     Benefiting from aggressive cost reduction programs, operating expenses for Yellow Freight on a per ton basis were up only 0.6 percent in 1996. This was in spite of higher fuel costs throughout the year, severe winter weather experienced in the first quarter and a 3.8 percent increase on April 1 in union wages and benefits. Higher productivity, including an improvement in load average, helped moderate other increases in operating costs. The improvement in load average was especially evident when compared to the last half of 1995. Load average trended down significantly in that period due to the transit time improvement program implemented in the third quarter of 1995. As this program was adjusted, the down trend in load average was reversed and by the end of the second quarter of 1996 had substantially improved to levels being achieved prior to the program.

     A series of focused cost reduction initiatives were begun at the end of 1995 which included employee reductions, general and administrative expense cutbacks, the implementation of a "best practices" program and a variety of other initiatives. The best practices program involves the use of those procedures being practiced at the most successful terminals throughout the
network.  During 1996 these programs achieved   a targeted $75 million in cost
reductions and involve a running rate which should benefit future years by a greater amount.

     During 1996, price increases in fuel cost Yellow Freight about $15 million. These additional costs were offset by a fuel hedging program and the fuel surcharge.

     Preston Trucking Company, Inc. (Preston Trucking) had operating revenue of $418 million in 1996, a 1.5 percent increase over the $411 recorded in 1995. The operating ratio for Preston Trucking in 1996 was 101.4, the same as in the prior year. Preston Trucking was adversely impacted by the severe winter weather in the first quarter of 1996 because of the concentration of its business in the Northeast and upper Midwest. In addition, first quarter results suffered from shipper uncertainty regarding a union vote on a company proposal to freeze wages which at that time were already 5.0 percent below full contract rates. In February, union members approved the wage proposal enabling Preston Trucking to avoid a 1.8 percent wage increase scheduled to be effective April 1, 1996, thus increasing the discount from full rates to 6.8 percent. Health, welfare and pension costs for union employees were not frozen and increased 9.0 percent on April 1, 1996.

     In the second quarter, a new management team took over at Preston Trucking. As the year progressed, Preston Trucking's results improved and were stronger than comparable 1995 periods. Preston recorded an operating ratio of
99.4 in the second half of the year, a 3.7 point improvement over the ratio in the last half of 1995. Nonunion employee turnover, which had been a significant problem, also improved dramatically to more reasonable levels.

     Preston Trucking's revenue per ton improved 3.0 percent in 1996 over 1995. The improvement largely occurred in the second half of the year due to specific rate actions and programs to improve revenue quality. Preston Trucking implemented a fuel surcharge in June and a general rate increase that averaged 5.2 percent in late November. LTL revenue per ton was up 6.6 percent in the fourth quarter of 1996 compared to the fourth quarter of 1995. Preston Trucking was also able to offset higher fuel costs through a combination of a fuel hedging program and the fuel surcharge.

     Saia Motor Freight Line, Inc. (Saia) again grew at double digit rates in 1996 recording revenue of $264 million compared to 1995 revenue of $210 million, an increase of 26.1 percent. Total tonnage increased by 17.4 percent with LTL tonnage up 24.6 percent and truckload tonnage up 1.9 percent. The higher revenue and tonnage resulted from the full year impact of Saia's significant growth in geographical coverage during 1994 and 1995 as well as an overall improvement in lane density. Saia also benefited from a 7.4 percent improvement in revenue per ton partially due to a 2.4 percent increase in LTL revenue per hundredweight as well as a higher concentration of LTL freight in the freight mix.

     Saia's operating ratio improved to 95.9 compared to 96.3 in 1995. The improved yield was partially offset by higher salaries and wages which went from 58.8 percent of revenue to 59.8 percent of revenue in 1996 due to wage increases and a higher mix of LTL freight. Higher fuel costs and claims and insurance expense increases were offset by lower purchased transportation expense which declined due to the purchase of additional equipment and better asset utilization.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Continued

     WestEx, Inc. (WestEx) the company's only other operating subsidiary, continued to enjoy rapid growth, almost doubling its annual revenue to $33 million in 1996.

     Corporate interest expense declined from $23.4 million to $21.0 million primarily due to lower borrowing levels.

1995 VS. 1994


CONSOLIDATED RESULTS (in millions)


                   1995     1994

Revenue            $3,057   $2,867
Net Income (Loss)  $(30.1)  $(7.9)
EPS                $(1.07)  $(.28)


     Operating revenue for Yellow Corporation totaled $3.06 billion in 1995, up
6.6 percent from $2.87 billion in 1994. The increase in revenue primarily resulted from the recovery of lost revenue due to the 24-day labor strike in 1994 by the International Brotherhood of Teamsters (Teamsters) against Yellow Freight. Excluding the impact of the strike, operating revenue increased only nominally due to other volume gains being substantially offset by lower prices. The lower prices resulted from competitive discounting and industry overcapacity.

     The company had a net loss of $30.1 million, or $1.07 per share in 1995, compared to the strike-induced net loss of $7.9 million, or $.28 per share, in 1994. The 1995 loss resulted from the deterioration in prices and a variety of cost increases. The cost increases in general involved the following areas: annual labor cost increases; increased expenses resulting from service enhancements; corporate development costs including business expansions at Saia and WestEx; and certain nonrecurring costs.

     Yellow Freight's revenue was $2.36 billion in 1995, an increase of 6.4 percent over 1994. Yellow Freight experienced a deterioration in its operating ratio from 99.2 in 1994 to 100.1 in 1995. Tonnage increased 7.7 percent, demonstrating the recovery of business from the strike-impacted 1994 levels, although rate increases were more than offset by price discounting with LTL revenue per ton declining by 1.5% in 1995.

     On April 1, 1995, union wages and benefits increased approximately 3.2 percent. In addition, Yellow Freight incurred higher expenses in the third and
fourth quarters when it implemented    a transit time improvement program.  For
1995 compared to 1994, transit times improved by approximately one day, resulting in higher costs associated with a 5.7 percent lower load average and a
14.0 percent increase in total linehaul miles. Some cost savings were obtained by an increase in direct loadings which reduced rehandlings by 8.7 percent. Additional savings were achieved through an increased use of rail transportation from 13.1 percent of total miles in 1994 to 17.5 percent in 1995 and the elimination of forced overtime for dockworkers, both provisions of the 1994 labor contract. Through reengineering and the use of new technology, Yellow Freight began achieving administrative cost reductions in 1995 by consolidating customer service and cashiering functions from its individual terminals into two centralized locations.

     Preston Trucking had revenue of $411 million, a decrease of 1.3 percent from 1994. Preston Trucking's operating ratio in 1995 was 101.4 compared to
101.3 in 1994. The 1994 performance was subject to severe winter weather, impacts from the second quarter strike, including benefits from an early return to work, and shipper uncertainty concerning a wage reduction process (see 1994 vs. 1993 discussion), all of which did not recur in 1995. However, 1995 was subject to severe industry-wide price discounting as well as a relatively greater labor cost increase. Improved productivity, positive cargo claims experience and reductions in purchased transportation expense contributed to offsetting the higher wage and benefit costs.

     Saia revenue grew 17.7 percent to $210 million due to geographical expansions in several states in 1994 and 1995. Saia's operating ratio increased to 96.3 in 1995 from 93.5 in 1994. Saia was impacted by industry price discounting, but the margin deterioration was primarily caused by increased wages and the impacts of the expansions. The deregulation of intrastate markets in January 1995 also increased competition in Louisiana and Texas, where Saia held operating rights advantages. This was partially offset by new access for Saia in various other states' intrastate markets.

     The remaining operating entities of the company comprised less than 3 percent of consolidated 1995 revenue and include Yellow Logistics Services, Inc. (Yellow Logistics), CSI/ Reeves, Inc. (CSI), WestEx and the Yellow Corporation holding company. During 1995, Yellow Logistics was realigned and CSI was sold. WestEx expanded from its traditional Arizona and New Mexico market into California.

     Corporate interest expense increased from $18.4 million in 1994 to $23.4 million in 1995 due to increased debt levels, primarily resulting from lower net income, increased working capital requirements, and capital expenditures. Accounts receivable days outstanding increased at Yellow Freight due to both market forces and transition implementation issues related to a new system for customer billing and stating.

     The fourth quarter 1995 results included a nonrecurring charge of $6.6 million after taxes, or $.23 per share, pertaining to implementation of cost reduction programs, the realignment of Yellow Logistics and other expenses primarily related to severance costs.

1994 VS. 1993


CONSOLIDATED RESULTS (in millions)


                   1994        1993

Revenue            $2,867     $2,857
Net Income (Loss)  $ (7.9)    $ 18.8
EPS                $ (.28)    $  .67


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

     The company had a net loss of $7.9 million, or $.28 per share, in 1994, compared to net income of $18.8 million, or $.67 per share in 1993. The 1994 net loss resulted primarily from the labor strike which reduced earnings by an estimated $1.24 per share. An extraordinary item of $4.1 million after taxes, or $.14 per share, to write off the value of intrastate operating rights, also negatively impacted 1994 results. Net income in 1993 included an $11.2 million, or $.40 per share, charge for network development at Yellow Freight as well as a reduction of $1.6 million, or $.06 per share, from the impact of the statutory increase in the U.S. federal tax rate on the company's deferred tax liabilities.

     As a result of the labor strike, Yellow Freight experienced a 5.8 percent decrease in revenue for 1994 ($2.22 billion) versus 1993 ($2.36 billion). Rate increases in January 1994 were offset by a 6.6 percent decrease in tonnage levels and a 12.3 percent decline in the number of shipments handled from 1993. However, the new four-year labor contract provides Yellow Freight greater operational flexibility while giving Teamster employees increased wages, benefits and job security.

     Yellow Freight's earnings were also negatively impacted by severe winter weather experienced in the first quarter of 1994 which caused significant business disruptions and higher operating expenses. Slightly lower employee levels were offset by wage and benefit increases of approximately 3 percent effective April 1 under the new labor agreement. Operating expenses and supplies increased as a percent of revenue, primarily due to the fixed component of certain of these costs and increases in equipment

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Continued

maintenance and general expenses. Purchased transportation costs were higher in 1994 as a result of increased rail usage in the third and fourth quarters.

     Preston Trucking had revenue of $417 million in 1994, an increase of 4.9 percent compared to 1993. However, their operating margin deteriorated slightly during the year as a result of severe winter weather in the Northeast during the first quarter, the impact of the second quarter strike and shipper uncertainty concerning approval of the wage reduction agreement described below. Preston Trucking saw a dramatic increase in revenue during the second quarter of 1994 as they returned to work under an interim agreement with the Teamsters after only six days on strike. The increased business adversely affected service performance and costs, reducing profitability in the latter part of the second quarter and into the third quarter. In mid-1994, the Teamster employees of Preston Trucking approved a plan to reduce wages in return for a share of profits if certain operating results are achieved. The plan lessened pay by 7.0 percent from standard wages under the new contract for the period April 1, 1994 to March 31, 1995 and by 5.0 percent for the period April 1, 1995 to March 31, 1996.

     Saia maintained an operating ratio of 92.0 in 1994 as it expanded geographically in Texas, Tennessee and Georgia. Start up costs for these expansions increased 1994 operating expenses. Saia, with revenue of $138 million in 1994, achieved a 14.7 percent increase in revenue compared to 1993 due to growth and second quarter benefits from the labor strike. Effective January 1, 1995, Smalley Transportation Company, which had revenue of $40 million in 1994, was merged into Saia to offer customers more comprehensive regional coverage and to reduce costs.

FINANCIAL CONDITION

     The company's liquidity needs arise primarily from capital investment in new equipment and information technology, and funding working capital requirements.

     Net capital expenditures in 1996 totaled only $46 million, down from $140 million in 1995. This dramatic reduction in capital expenditures was designed to decrease capacity and limit reinvestment in the business given recent year losses. As a result, the company used internally generated funds to aggressively pay down debt. Capital expenditures were primarily for additional and replacement revenue equipment to support the growth at Saia and to replace some revenue equipment at Yellow Freight. Additional expenditures were used to fund technology investments. Projected net capital expenditures for 1997 are $109 million and will mainly be used for replacement of revenue equipment at Yellow Freight and Saia and for additional investments in information technology. Actual and projected net capital expenditures are summarized below (in millions):


                                                   Actual
                           Projected       ---------------------
                                1997      1996      1995    1994
------------------------------------      ----      ----    ----
Land and structures:
   Additions                   $ 10       $ 11      $ 13     $28
   Sales                        (17)       (10)      (16)    (25)
Revenue equipment                89         26        74      98
Other                            27         19        69      50
------------------------------------      ----      ----    ----
Total                          $109       $ 46      $140    $151
====================================      ====      ====    ====

     Debt reduction has been a priority at the company throughout 1996. Management committed to reducing debt by at least $100 million by year-end. Total debt declined from $354 million to $196 million at year-end 1996. Almost $117 million of commercial paper was repaid, $9 million of unsecured bank lines were paid off and medium term notes were reduced by over $23 million. Historically, the company has generated strong cash flows from operating activities. The decreased capital spending described above provided the largest source of funding for debt paydown. A portion of the reduction was also achieved through the sale of $45 million under an accounts receivable sales agreement described below. Additionally, the company received a federal income tax refund totaling $45 million and repatriated approximately $23 million from a Canadian subsidiary.

TOTAL DEBT (in millions)/DEBT TO CAPITAL

           Total Debt  Debt to Capital

1996          196         33.1
1995          354         45.5
1994          248         35.0
1993          227         31.8
1992          134         21.6


     Early in 1996 a major rating agency lowered its rating on the company's commercial paper. While the company continued to issue commercial paper throughout 1996 it became a less cost effective way to finance short-term working capital needs. In August 1996 the company entered into an $150 million, three year accounts receivable revolving sales agreement with a major bank. This agreement permits the sale of accounts receivable to a wholly owned special purpose corporation which in turn sells an undivided interest to a third party affiliate of the bank. Funds raised by this method are less expensive to the company than issuing commercial paper.

     Working capital declined from a positive $42 million at year-end 1995 to a negative $34 million at year-end 1996. The company can operate with negative working capital because of the quick turnover of its accounts receivable and its ready access to sources of short-term liquidity.

     Management anticipates that the company's liquidity will be adequate and that its financial condition will continue to improve in 1997. Operating results should improve in 1997 and capital expenditures, while higher than in 1996, will still be below the expected depreciation for the year, thus allowing some additional debt reduction. To ensure short-term liquidity, the company has a $200 million bank credit agreement that expires in June 2000. While this facility is also used to provide letters of credit, approximately $145 million remained available at year-end 1996. In addition, $105 million of capacity remained available under the accounts receivable sales agreement at year-end 1996. Access to this facility, however, is dependent on the company having adequate eligible receivables, as defined under the agreement, available for sale. Finally, the company also expects to continue to have access to the commercial paper market and to short-term unsecured bank credit lines.

OTHER

     The company uses heating oil swaps and fixed price diesel fuel agreements to manage a portion of its exposure to fluctuating diesel prices. About 50 percent of the company's total annual fuel usage was covered by such agreements
in 1996.  Due to   the high cost of diesel fuel, however, the company has chosen not to enter into new contracts at current prices, resulting in a lower overall percentage of anticipated fuel consumption being covered by these agreements to date. Approximately 20 percent of the company's total anticipated 1997 fuel usage is currently covered. Under the heating oil swap and option agreements, the company receives or makes payments based on the difference between a fixed price and a variable price for heating oil. The fair value of the hedge position at December 31, 1996 was $3.1 million above the purchase price. Gains and losses on the agreements are recognized as a component of fuel expense when the corresponding fuel is purchased.

     A "pay for performance" incentive compensation plan was initiated by the company which will reward employees based on operating income and return on capital goals. Additionally, the company adopted a stock option program granting an initial 1.5 million shares to approximately 100 key management personnel to better align compensation to shareholder performance.

     The effective income tax rate was (20.8) percent in 1996, (33.1) percent in 1995 and 14.0 percent in 1994. The notes to consolidated financial statements contain an analysis of the income tax provision and the effective tax rate.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Continued

FUTURE OUTLOOK

     Throughout 1996 the company has made many changes designed to improve future performance, especially at Yellow Freight. The restructuring of Yellow Freight into five business units is designed to decentralize responsibility for critical business processes. Decisions that touch the customer will be made more quickly in order to be more responsive to their shipping expectations.
The new alignment will also allow more efficient use of the leading edge technology Yellow Freight has developed to react more quickly to customer needs.

     Cost reduction initiatives begun at Yellow Freight in late 1995 were successfully pursued and achieved targeted savings of $75 million in 1996. These programs will have a full year impact in 1997 and are expected to save in excess of $90 million. A second phase of cost reduction initiatives, based on recommendations of employee teams who studied various operational areas at Yellow Freight, will be implemented in 1997 and should further reduce costs by an additional increment. In connection with some of these recommendations, Yellow Freight filed a change of operations with the Teamsters on January 31, 1997. The operations change is expected to be implemented in April 1997, and is projected to increase the use of rail transportation from 18 percent to 27 percent of over the road miles thereby lowering costs. The increased use of rail, improved productivity and continued terminal network enhancements seek to improve the company's asset utilization and return on capital.

     On April 1, 1997 Yellow Freight's wages and benefits will increase approximately 3.8 percent as required by the terms of the industry collective bargaining agreement with the Teamsters. This agreement extends through March 31, 1998.

     Effective January 1997 Yellow Freight implemented a general rate increase of 5.2 percent and maintained a separate fuel surcharge program. These increases seek to not only offset ongoing cost increases but also help improve shareholder returns which continue to be inadequate. Similar rate increases for the other operating subsidiaries were implemented in late 1996. The LTL trucking industry remains highly competitive and the company intends to improve its shareholder returns through aggressive cost management, improved asset utilization and an increased focus on marketing and customer service.

     Preston Trucking seeks to continue its positive momentum in 1997. Plans to further improve performance in 1997 focus on pricing discipline, improved marketing, and improvements in labor productivity. The wage freeze plan approved by its union employees in 1996 means it will not have to raise wages on April 1. This will then leave Preston Trucking wages 8.9 percent below full-scale pay levels. Health, welfare and pension benefit costs, however, will increase by 8.2 percent on April 1, 1997. Preston's labor agreement also extends until March 31, 1998.

     Saia plans to improve its margins and leverage the benefits of recent year expansions and tonnage increases. Productivity improvements are an important priority as well as better pricing, improved marketing and further tonnage growth. This growth, however, is expected to come more from building business density in existing service areas rather than from geographical expansion. WestEx expects to continue to grow rapidly through increased business density. A small operating profit is planned for WestEx in 1997.

     The foregoing information contains forward-looking statements that are based on current expectations and are subject to a number of risks and uncertainties. Actual results could differ materially from current expectations due to a number of factors. The strength of the national economy, the actions of competitors especially as they affect pricing stability, the impact of weather on company operations, union relations, actual future costs of operating expenses such as fuel and related taxes, self-insurance claims and employee wages and benefits, actual costs of continuing investments in revenue equipment and technology, availability and cost of capital and the ability of the company to implement the cost reduction programs discussed are all significant variables affecting future performance.

                              SUBSIDIARY PROFILES

                               FINANCIAL SUMMARY

                                       18

                  CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

                                       20

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                                       33

                           SUPPLEMENTARY INFORMATION

                                       34

                                    OFFICERS

                                       35

                                   DIRECTORS

       COMPANY                        SERVICES                                             PROFILE
[YELLOW FREIGHT LOGO]               National LTL                                 24,000 employees
                                    International LTL/LCL                        397 terminals, substations
                                    Express LTL                                  & service centers
                                    Rail Intermodal                              9,100 tractors / 34,000 trailers
                                    Heavy Load / Truckload                       300,000 customers
                                    Chemical LTL                                 Delivered 8.3 million tons
                                    Exhibit LTL                                  of freight in 1996.
                                    Integrated Logistics                         Web address:
                                    Information Technology Services              http://www.yellowfreight.com


[PRESTON TRUCKING LOGO]             Regional LTL - Northeast and                 5,500 employees
                                    upper Midwest                                77 terminals, substations
                                    Overnight & Second-Day delivery              & service centers
                                    Guaranteed expedited service                 190,000 customers
                                    Canadian service                             2,100 tractors / 6,200 trailers
                                                                                 Delivered 2.3 million tons
                                                                                 of freight in 1996.
                                                                                 Web address:
                                                                                 http://www.yellowcorp.com
                                                                                 /preston/index.htm

[SAIA LOGO]                         Regional LTL - Southeast                     3,900 employees
                                    Overnight & Second-Day delivery              73 terminals, substations
                                    Guaranteed expedited service                 & service centers
                                    Canadian service                             90,000 customers
                                                                                 1,700 tractors / 4,000 trailers
                                                                                 Delivered 2.0 million tons
                                                                                 of freight in 1996
                                                                                 Web address
                                                                                 http://www.saia.com

[WEST EX]                           Regional LTL - Southwest                     700 employees
                                    Overnight & Second-Day delivery              30 terminals, substations
                                    Guaranteed expedited service                 & service centers
                                                                                 3,000 customers
                                                                                 170 tractors / 740 trailers
                                                                                 Delivered 204,000 million tons
                                                                                 of freight in 1996
                                                                                 Web address
                                                                                 http://www.westex-inc.com


FINANCIAL SUMMARY

Yellow Corporation and Subsidiaries
(Amounts in thousands except per share data)


                                                   1996 (a)            1995              1994(b)          1993(c)
                                                 -----------        ----------        ----------        ----------
FOR THE YEAR:
Operating revenue                                $3,072,550         $3,056,640        $2,867,492        $2,856,505
Income (loss) from operations                       (13,515)           (21,588)           11,011            53,893
Depreciation                                        130,098            135,265           133,970           132,371
Interest expense                                     21,036             23,395            18,433            17,668
Income (loss) before income taxes                   (34,301)           (45,021)           (3,375)           35,358
Income (loss) before extraordinary items and
       cumulative effect of accounting changes      (27,180)           (30,122)           (3,848)           18,801
Net income (loss)                                   (27,180)           (30,122)           (7,906)           18,801
Net cash from operating activities                  197,521             44,166           157,448           138,802
Capital expenditures, net                            46,358            140,254           150,940            66,786

AT YEAR-END:
Net property and equipment                          812,690            921,848           918,101           892,600
Total assets                                      1,227,807          1,434,897         1,307,221         1,265,654
Long-term debt                                      192,492            341,648           240,019           214,176
Total debt                                          196,153            353,573           247,760           226,503
Shareholders' equity                                395,700            422,677           460,843           486,453

MEASUREMENTS:
Per share data:
Income (loss) before extraordinary items and
         cumulative effect of accounting
         changes                                       (.97)             (1.07)             (.14)              .67
         Net income (loss)                             (.97)             (1.07)             (.28)              .67
         Cash dividends                                   -                .47               .94               .94
         Shareholders' equity                         14.08              15.04             16.40             17.31
Total debt as a % of total capitalization              33.1 %             45.5 %            35.0 %            31.8%
Return on average shareholders' equity                 (6.6)%             (6.8)%            (1.7)%             3.9%
Market price range:
          High                                       16 3/8             24 3/8            30 1/4            29 7/8
          Low                                        10 1/4             11 7/8            16 3/4            16 7/8
Average number of employees                          34,100             34,700            33,400            35,000


(a) 1996 results include a special charge of $28.3 million after taxes resulting from the write down of certain nonoperating real estate and computer software assets, an early retirement program, the reduction of a company car program and other organizational design impacts, primarily severance.

(b) 1994 results include the effect of a 24-day Teamster strike at Yellow Freight System.

(c) 1993 amounts include the operating results of Preston Corporation effective March 1, 1993. The 1993 results also include a network development charge of $11.2 million after taxes and a charge of $1.6 million to reflect the impact of a higher tax rate on the company's deferred tax liabilities.

                        Yellow Corporation Annual Report

      1992              1991              1990               1989(d)            1988               1987                   1986
----------        ----------        ----------         ----------         ----------         ----------             ----------
$2,262,676        $2,344,143        $2,302,421         $2,219,755         $2,016,466         $1,759,992             $1,713,731
    82,814            56,907           119,774             48,041            117,786             78,089                135,619
   118,419           124,687           128,134            123,268            108,353             98,982                 86,850
    12,150            14,159            15,763             15,452             12,254              9,172                  7,441
    65,393            40,348           101,905             26,533            104,997             64,360                123,259

    41,040            26,654            65,319             18,585             68,962             41,284                 67,084
    29,540            26,654            65,319             47,785             68,962             41,284                 69,719
   139,438           146,954           219,463            179,481            204,943            140,163                169,745
    78,651           104,668           162,316            182,232            180,587            152,684                176,622


   803,779           842,849           862,272            829,447            774,642            702,664                649,552
 1,061,012         1,097,771         1,116,005          1,081,665          1,020,724            923,867                862,359
   123,027           145,584           163,703            186,680            168,902            126,241                 75,390
   134,077           156,707           174,169            192,067            174,223            144,189                112,253
   485,496           475,869           468,944            438,588            408,986            392,923                376,370




      1.46               .95              2.31                .65               2.40               1.44                   2.35
      1.05               .95              2.31               1.66               2.40               1.44                   2.44
       .94               .94               .82                .73                .66                .62                    .58
     17.28             16.94             16.70              15.24              14.21              13.82                  13.14
      21.6%             24.8%             27.1%              30.5%              29.9%              26.8%                  23.0%
       6.1%              5.6%             14.4%              11.3%              17.2%              10.7%                  20.0%

    32 3/8            33 1/2            31 1/4             32 7/8             34                 42 1/2                 41 1/8
    21 3/4            23 3/4            18 3/4             23 7/8             23 7/8             20 7/8                 27 1/2
    26,800            28,700            28,900             29,200             27,200             25,500                 23,400


(d) 1989 results include an increase in reserves for workers' compensation and other reserves of $27.7 million after taxes.

CONSOLIDATED BALANCE SHEETS

Yellow Corporation and Subsidiaries
December 31, 1996 and 1995
(Amounts in thousands except share data)




ASSETS                                                                                 1996          1995
--------------------------------------------------------------------------------------------    ---------
CURRENT ASSETS:
     Cash                                                                            $24,800    $  25,861
     Short-term investments                                                                -        5,414
     Accounts receivable, less allowances of $13,819 and $16,781                     280,758      323,814
     Fuel and operating supplies                                                      15,426       16,909
     Refundable income taxes                                                           6,150       49,529
     Prepaid expenses                                                                 62,874       63,483
----------------------------------------------------------------------------------------------  ---------
                        Total current assets                                         390,008      485,010
----------------------------------------------------------------------------------------------  ---------


PROPERTY AND EQUIPMENT:
     Land                                                                            120,172      137,112
     Structures                                                                      607,104      611,284
     Revenue equipment                                                               963,442      969,960
     Other                                                                           275,080      271,033
--------------------------------------------------------------------------------------------   ----------
                                                                                   1,965,798    1,989,389
     Less - Accumulated depreciation                                               1,153,108    1,067,541
--------------------------------------------------------------------------------------------   ----------
     Net property and equipment                                                      812,690      921,848
--------------------------------------------------------------------------------------------   ----------

OTHER ASSETS                                                                          25,109       28,039
--------------------------------------------------------------------------------------------   ----------
                                                                                  $1,227,807   $1,434,897
----------------------------------------------------------------------------------==========   ==========



The notes to consolidated financial statements are an integral part of these balance sheets.

LIABILITIES AND SHAREHOLDERS' EQUITY              1996             1995
-------------------------------------------------------       -----------

CURRENT LIABILITIES:
  Unsecured bank credit lines                $        -       $     9,000
  Checks outstanding                             75,250            72,667
  Accounts payable                               76,288            81,986
  Wages, vacations and employees' benefits      132,255           134,178
  Deferred income taxes                          17,658            19,818
  Claims and insurance accruals                  79,541            79,853
  Other current and accrued liabilities          39,052            42,369
  Current maturities of long-term debt            3,661             2,925
-------------------------------------------------------       -----------
     Total current liabilities                  423,705           442,796
-------------------------------------------------------       -----------

OTHER LIABILITIES:
  Long-term debt                                192,492           341,648
  Deferred income taxes                          31,555            56,032
  Claims, insurance and other                   184,355           171,744
-------------------------------------------------------       -----------
     Total other liabilities                    408,402           569,424
-------------------------------------------------------       -----------

SHAREHOLDERS' EQUITY:
  Series A $10 Preferred stock, $1 par value -
    authorized 750,000 shares, none issued            -                 -
  Preferred stock, $1 par value - authorized
    4,250,000 shares, none issued                     -                 -
  Common stock, $1 par value - authorized
    120,000,000 shares, issued 28,863,285
    and 28,857,537 shares                        28,863            28,858
  Capital surplus                                 6,745             6,678
  Retained earnings                             377,712           404,761
  Treasury stock, at cost (751,740 shares)      (17,620)          (17,620)
-------------------------------------------------------       -----------
     Total shareholders' equity                 395,700           422,677
-------------------------------------------------------       -----------
                                             $1,227,807        $1,434,897
=======================================================       ===========

STATEMENTS OF CONSOLIDATED OPERATIONS

Yellow Corporation and Subsidiaries
For the Years Ended December 31
(Amounts in thousands except per share data)


                                                      1996                 1995               1994
-------------------------------------------------------------           ----------         ----------
OPERATING REVENUE                                  $3,072,550           $3,056,640         $2,867,492
-------------------------------------------------------------           ----------         ----------

OPERATING EXPENSES:
  Salaries, wages and employees' benefits           2,040,950            2,051,277          1,918,406
  Operating expenses and supplies                     472,413              473,356            433,789
  Operating taxes and licenses                        113,942              115,120            110,004
  Claims and insurance                                 74,931               70,376             76,953
  Communications and utilities                         42,740               44,412             41,064
  Depreciation                                        130,098              135,265            133,970
  Purchased transportation                            164,853              188,422            142,295
  Special charge                                       46,138                    -                  -
-------------------------------------------------------------           ----------         ----------
     Total operating expenses                       3,086,065            3,078,228          2,856,481
-------------------------------------------------------------           ----------         ----------

INCOME (LOSS) FROM OPERATIONS                         (13,515)             (21,588)            11,011
-------------------------------------------------------------           ----------         ----------

NONOPERATING (INCOME) EXPENSES:
  Interest expense                                     21,036               23,395             18,433
  Interest income                                      (2,287)              (2,100)            (2,202)
  Other, net                                            2,037                2,138             (1,845)
-------------------------------------------------------------           ----------         ----------
     Nonoperating expenses, net                        20,786               23,433             14,386
-------------------------------------------------------------           ----------         ----------
INCOME (LOSS) BEFORE INCOME TAXES                     (34,301)             (45,021)            (3,375)
INCOME TAX PROVISION (BENEFIT)                         (7,121)             (14,899)               473
-------------------------------------------------------------           ----------         ----------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM               (27,180)             (30,122)            (3,848)
EXTRAORDINARY ITEM - WRITE-OFF OPERATING RIGHTS             -                    -             (4,058)
-------------------------------------------------------------           ----------         ----------
NET INCOME (LOSS)                                  $  (27,180)          $  (30,122)        $   (7,906)
---------------------------------------------------==========           ==========         ==========

AVERAGE COMMON SHARES OUTSTANDING                      28,110               28,106             28,107
---------------------------------------------------==========           ==========         ==========
EARNINGS (LOSS) PER SHARE:
  Income (loss) before extraordinary item          $     (.97)          $    (1.07)        $     (.14)
  Extraordinary item - write-off operating rights           -                    -               (.14)
-------------------------------------------------------------           ----------         ----------
  Net income (loss)                                $     (.97)          $    (1.07)        $     (.28)
---------------------------------------------------==========           ==========         ==========

The notes to consolidated financial statements are an integral part of these statements.

                                           STATEMENTS OF CONSOLIDATED CASH FLOWS
                                             Yellow Corporation and Subsidiaries
                                                 For the Years Ended December 31
                                                          (Amounts in thousands)



                                                   1996          1995          1994
------------------------------------------------------------   ----------   ----------
OPERATING ACTIVITIES:
  Net income (loss)                               $ (27,180)    $(30,122)    $  (7,906)
  Noncash items included in income (loss):
    Depreciation                                    130,098      135,265       133,970
    Special charge                                   46,138            -             -
    Write-off operating rights                            -            -         4,058
    Deferred income tax provision (benefit)         (26,481)      29,641         4,147
    Accounts receivable securitizations, net         45,000            -             -
    Changes in assets and liabilities, net:
      Accounts receivable                            (1,944)     (34,064)      (17,263)
      Accounts payable and checks outstanding        (3,115)      40,273        46,060
      Other working capital items                    30,661      (82,593)      (13,477)
      Claims, insurance and other                      (245)      (3,437)       12,007
      Other, net                                      4,589      (10,797)       (4,148)
------------------------------------------------------------   ----------   ----------
        Net cash from operating activities          197,521       44,166       157,448
------------------------------------------------------------   ----------   ----------

INVESTING ACTIVITIES:
  Acquisition of property and equipment             (58,384)    (163,426)     (182,885)
  Proceeds from disposal of property and equipment   12,026       23,172        31,945
  Purchases of short-term investments                (1,684)      (7,759)       (8,957)
  Proceeds from maturities of short-term
   investments                                        7,098        9,650         8,429
  Other, net                                              -        5,106        (6,244)
------------------------------------------------------------   ----------   ----------
        Net cash used in investing activities       (40,944)    (133,257)     (157,712)
------------------------------------------------------------   ----------   ----------

FINANCING ACTIVITIES:
  Unsecured bank credit lines, net                   (9,000)       9,000             -
  Commercial paper, net                            (116,627)      69,510        33,981
  Proceeds from issuance of long-term debt                -       56,497        14,000
  Repayment of long-term debt                       (32,011)     (24,457)      (17,701)
  Cash dividends                                          -      (13,210)      (26,416)
  Other, net                                              -           (1)           76
------------------------------------------------------------   ----------   ----------
        Net cash from (used in)
        financing activities                       (157,638)      97,339         3,940
------------------------------------------------------------   ----------   ----------

NET INCREASE (DECREASE) IN CASH                      (1,061)       8,248         3,676
CASH, BEGINNING OF YEAR                              25,861       17,613        13,937
------------------------------------------------------------   ----------   ----------
CASH, END OF YEAR                                  $ 24,800      $25,861     $  17,613
---------------------------------------------------=========   ==========   ==========

SUPPLEMENTAL CASH FLOW INFORMATION:
  Income taxes (received) paid, net                $(23,508)     $10,793     $   1,245
---------------------------------------------------=========   ==========   ==========
  Interest paid                                    $ 20,642      $21,018     $  18,103
---------------------------------------------------=========   ==========   ==========


The notes to consolidated financial statements are an integral part of these statements.

STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY

Yellow Corporation and Subsidiaries
(Amounts in thousands except share data)



                                                                                                 Shares Held
                                               Common       Capital             Retained            by Stock         Treasury
                                                Stock       Surplus             Earnings        Sharing Plan         Stock
-----------------------------------------------------       -------            ---------         -----------        --------
BALANCE, DECEMBER 31, 1993                    $ 28,850      $6,469             $483,586          $(14,880)          $(17,572)
     Net loss                                        -           -               (7,906)                -                  -
     Cash dividends, $.94 per share                  -           -              (26,416)                -                  -
     Exercise of stock options, 7,700 shares         8         117                    -                 -                  -
     Amortization of unearned compensation           -          92                    -                 -                  -
     Reduction of Stock Sharing
     Plan debt guarantee                             -           -                    -             9,919                  -
     Purchase of treasury stock                      -           -                    -                 -                (47)
     Foreign equity translation
     adjustment                                      -           -               (1,377)                -                  -
------------------------------------------------------      ------             --------          --------           --------


BALANCE, DECEMBER 31, 1994                      28,858       6,678              447,887            (4,961)           (17,619)
     Net loss                                        -           -              (30,122)                -                  -
     Cash dividends, $.47 per share                  -           -              (13,210)                -                  -
     Reduction of Stock Sharing
     Plan debt guarantee                             -           -                    -             4,961                  -
     Purchase of treasury stock                      -           -                    -                 -                 (1)
     Foreign equity translation
     adjustment                                      -           -                  206                 -                  -
------------------------------------------------------      ------             --------          --------           --------

BALANCE, DECEMBER 31, 1995                      28,858       6,678              404,761                 -            (17,620)
     Net loss                                       -            -              (27,180)                -                  -
     Restricted stock awards, 5,748 shares          5           (5)                   -                 -                  -
     Amortization of unearned compensation          -           72                    -                 -                  -
     Foreign equity translation adjustment          -            -                  131                 -                  -
------------------------------------------------------      ------             --------          --------           --------

BALANCE, DECEMBER 31, 1996                    $28,863       $6,745             $377,712          $      -           $(17,620)
--------------------------------------------- =======       ======             ========          ========           ========



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

- Fuel is carried at cost. The company uses heating oil swap and fixed price agreements to manage a portion of its exposure to fluctuating diesel prices. Under the heating oil swap and option agreements the company receives or makes payments based on the difference between a fixed and a variable price for heating oil. These agreements provide protection from rising fuel prices, but limit the ability to benefit from price decreases below the purchase price of the agreement. At December 31, 1996 the company had agreements with financial institutions and oil companies to exchange payments on 31.4 million gallons at a fixed cost averaging $.54 per gallon over the next 11 months, representing 20% of total anticipated annual fuel usage. At December 31, 1995 the company had agreements on 83.3 million gallons at a fixed cost averaging $.50 per gallon over the next 14 months, representing 50% of total anticipated annual fuel usage. Based on quoted market prices, the fair value of the hedge position at December 31, 1996 and 1995 was $3.1 million and $2.0 million above its purchase price. Gains and losses on the agreements are recognized as a component of fuel expense when the corresponding fuel is purchased.

- Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method based on the following service lives:

                                                  Years
-------------------------------------------------------
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

- The company had previously announced plans to invest over $100 million in technology over a multi-year period. The investment was designed to enable significant improvements in the customer service and freight management areas. The investment consists primarily of advanced communications equipment and related software. In the fourth quarter of 1996, management determined that a portion of the software related to the freight management area would not be placed in use in the foreseeable future and recognized an impairment loss of $8 million as part of the special charge at Yellow Freight.
     As of December 31, 1996, the company had an investment of $50 million in the projects. Of that amount $29 million has been placed into service. The remaining $21 million represents other systems applications in various stages of completion. These applications are expected to be placed in service and management believes the related costs are realizable. The company is still evaluating future investments in mobile data terminals which will impact whether the total technology investment will meet or exceed $100 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Continued

PRINCIPLES OF CONSOLIDATION AND SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

- Acquisitions have been accounted for by the purchase method. Earnings of the acquired companies are included in the accompanying consolidated financial statements since the date of acquisition. The excess of the purchase price over net assets acquired is included with other long-term assets and is being amortized over 20 years using the straight-line method.

- Claims and insurance accruals, both current and long-term, reflect the estimated cost of claims for workers' compensation, cargo loss and damage, and bodily injury and property damage not covered by insurance. These costs are included in claims and insurance expense except for workers' compensation which is included in employees' benefits expense.
     Reserves for workers' compensation are based upon actuarial analyses prepared by independent actuaries and are discounted to present value using a risk-free rate. The risk-free rate is the U.S. Treasury rate for maturities that match the expected pay-out of workers' compensation liabilities. The process of determining reserve requirements utilizes historical trends and involves an evaluation of claim frequency, severity and other factors. The effect of future inflation for both medical costs and lost wages is implicitly considered in the actuarial analyses. Adjustments to previously established reserves are included in operating results.
     At December 31, 1996 and 1995, estimated future payments for workers' compensation claims aggregated $156.5 million and $164.9 million. The present value of these estimated future payments was $130.0 million at December 31, 1996 and $142.6 million at December 31, 1995.

- Revenue is recognized on a percentage completion basis while expenses are recognized as incurred.

- Certain reclassifications have been made to the prior year consolidated financial statements to conform with current presentation.

- The earnings per share data is computed based on the weighted average number of shares of common stock outstanding. The exercise of outstanding stock options would not result in a material dilution of the earnings per share.




DEBT AND FINANCING

At December 31, debt consisted of the following (in thousands):


                                                1996            1995
------------------------------------------------------     ----------
       Unsecured bank credit lines         $         -     $    9,000
       Commercial paper                         11,832        128,459
       Medium term notes                       125,000        148,500
       Industrial development bonds             26,600         32,100
       Capital leases and other                  7,113         10,124
       Subordinated debentures                  25,608         25,390
------------------------------------------------------     ----------
              Total debt                       196,153        353,573
       Less - Unsecured bank credit lines            -          9,000
                Current maturities               3,661          2,925
------------------------------------------------------     ----------
              Total long-term debt         $   192,492     $  341,648
-------------------------------------------===========     ==========

     The company has a five year $200 million unsecured credit agreement with a group of banks which expires June 23, 2000. The agreement may be used for short-term borrowings or for the issuance of standby letters of credit. Interest on borrowings is based, at the company's option, at a fixed increment over the London interbank offered rate, or at the agent bank's base rate. The company may also solicit competitive bids from the bank group. There are no compensating balances required but a facility fee is charged. Under the terms of the agreement the company must maintain a minimum consolidated tangible net worth and annual cash flow must be a specified ratio of total debt. At December 31, 1996 and 1995, the company was in compliance with all terms of the credit agreement. At December 31, 1996 there were no borrowings outstanding, but $55 million of letters of credit had been issued under the agreement. There were no borrowings under this credit agreement or its predecessor in 1995.

     Effective August 2, 1996, the company entered into a $150 million, three year accounts receivable sales agreement with a major bank. The agreement involves the sale of accounts receivable to a wholly owned, special purpose corporation (SPC). The SPC in turn sells an undivided interest in a revolving pool of eligible receivables as funding is required. Under terms of the agreement, the SPC's assets are available to satisfy its obligations prior to any distribution to its shareholders. The company maintains responsibility for processing and collecting all receivables. Accounts receivable at December 31, 1996 are net of $45 million of receivables sold. All costs associated with this agreement are recorded in Other, net nonoperating expense.

     The company maintains financing flexibility under the credit agreement and the accounts receivable sales agreement to support the commercial paper program and provide additional liquidity if needed. Accordingly, commercial paper and medium term notes maturing within one year, and intended to be refinanced, are classified as long-term. The weighted average interest rates on commercial paper outstanding at December 31, 1996 and 1995 were 6.0% and 6.2%. Medium term notes have scheduled maturities through 2008 with interest rates ranging from 5.7% to 9.3%.

     The company has loan guarantees, mortgages and lease contracts in connection with the issuance of industrial development bonds used to acquire, construct or expand terminal facilities. Interest rates on some issues are variable and rates currently range from 4.6% to 8.0%, with principal payments due through 2016.

     Certain subsidiaries lease operating equipment under capital leases with scheduled maturities through 1998 and interest rates ranging from 9.0% to 10.2%.

     The subordinated debentures have an interest rate of 7.0% and are due in installments from 1997 to 2011.

     The aggregate amounts of principal maturities of long-term debt (excluding commercial paper and medium term notes due within one year) for the next five years are as follows: 1997 - $3,661,000, 1998 - $4,063,000, 1999 - $2,849,000,
2000 - $30,956,000, 2001 - $8,481,000.

     Based on the borrowing rates currently available to the company for debt with similar terms and remaining maturities, the fair value of total debt at December 31, 1996 and 1995 was approximately $193 million and $355 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Continued


SPECIAL CHARGES

     In the fourth quarter of 1996, the company's Yellow Freight subsidiary recorded a special charge of $46.1 million, or $28.3 million after taxes. The charge was the result of management and organizational changes designed to sharpen customer focus and improve profitability by reducing operating expenses. As part of these changes Yellow Freight was restructured into five geographic business units designed to decentralize responsibility for critical business processes. The major components of the charge are as follows (amounts in thousands):


                Write down nonoperating real estate  $    16,548
                Write off computer software                8,359
                Early retirement program                  13,731
                Company car program reduction              3,600
                Severance and organization design          3,900
                ------------------------------------------------
                       Total charge before taxes     $    46,138
                -------------------------------------===========


     A total of 13 parcels of property held for sale were written down to their estimated fair values, as determined by independent appraisal, less selling costs. The write off of computer software related to a portion of the freight management project that was determined to be impaired. In 1996, an early retirement program was announced that offered unreduced retirement benefits to employees over age 55 with at least 20 years of service. The cost primarily represents the pension benefit obligation for the 130 employees electing this program. The reduction in the company car program related to a decrease in the number of employees eligible and the costs associated with reducing the program. The severance and organization design costs relate primarily to the layoff of 70 managerial and general office employees.

     In the third quarter of 1994, the company recorded a charge to earnings of $6.7 million, or $4.1 million after taxes. This charge, recorded as an extraordinary item, was to write off the book value of its intrastate operating rights. The non-cash charge resulted from the passage of legislation in 1994 which deregulated the entry and rates for intrastate operations of all transportation companies.


INCOME TAXES

     The company accounts for income taxes in accordance with the liability method. Deferred income taxes are determined based upon the difference between the book and the tax basis of the company's assets and liabilities. Deferred taxes are provided at the enacted tax rates expected to be in effect when these differences reverse.

     Deferred tax liabilities (assets) are comprised of the following at December 31 (in thousands):


                                       1996           1995
-------------------------------------------      ---------
  Depreciation                    $ 111,608      $ 128,810
  Prepaids                           17,711         19,022
  Employee benefits                  12,501         19,357
  Revenue                             8,287          7,038
  Other                               9,511          5,489
-------------------------------------------      ---------
        Gross liabilities           159,618        179,716
-------------------------------------------      ---------

  Claims and insurance              (81,261)       (84,779)
  Bad debts                         (10,995)        (7,554)
  NOL and AMT credit carryforwards   (9,492)        (4,043)
  Other                              (8,657)        (7,490)
-------------------------------------------      ---------
         Gross assets              (110,405)      (103,866)
-------------------------------------------      ---------
         Net liability            $  49,213      $  75,850
----------------------------------=========      =========

     The income tax provision (benefit) is computed based on the following amounts of income (loss) before income taxes (in thousands):


                                                        1996              1995            1994
------------------------------------------------------------         ---------        --------
Domestic                                          $  (41,007)        $ (51,120)       $ (7,276)
Foreign                                                6,706             6,099           3,901
------------------------------------------------------------         ---------        --------
   Total loss before income taxes                 $  (34,301)        $ (45,021)       $ (3,375)
--------------------------------------------------==========         =========        ========

   The income tax provision (benefit) consists of the following (in thousands):

                                                        1996              1995            1994
------------------------------------------------------------         ---------        --------
Current:
   U.S. federal                                   $    8,639         $ (40,370)       $ (4,158)
   State                                               7,588            (7,094)         (1,870)
   Foreign                                             3,133             2,924           2,354
------------------------------------------------------------         ---------        --------
      Total current                                   19,360           (44,540)         (3,674)
------------------------------------------------------------         ---------        --------
Deferred:
   U.S. federal                                      (16,715)           24,703           4,235
   State                                              (9,668)            4,645             768
   Foreign                                               (98)              293            (856)
------------------------------------------------------------         ---------        --------
      Total deferred                                 (26,481)           29,641           4,147
------------------------------------------------------------         ---------        --------
      Total provision (benefit)                   $   (7,121)        $ (14,899)       $    473
--------------------------------------------------==========         =========        ========

   A reconciliation between income taxes at the federal statutory rate (35%) and the consolidated provision (benefit) follows:

                                                        1996              1995            1994
------------------------------------------------------------         ---------        --------
Benefit at federal statutory rate                 $  (12,005)        $ (15,757)       $ (1,181)
State income taxes, net                               (1,352)           (1,592)           (716)
Nondeductible business expenses                        2,431             3,103           2,571
Foreign tax rate differential                            688             1,082             133
Repatriation of Canadian earnings, net                 3,169                 -               -
Other, net                                               (52)           (1,735)           (334)
------------------------------------------------------------         ---------        --------
   Total provision (benefit)                      $   (7,121)        $ (14,899)       $    473
--------------------------------------------------==========         =========        ========

   Effective tax rate                                  (20.8)%           (33.1)%          14.0%
--------------------------------------------------==========         =========        ========



                                       29
                        Yellow Corporation Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

COMMITMENTS AND CONTINGENCIES

     The company leases certain terminals and equipment. At December 31, 1996, the company was committed under noncancellable lease agreements requiring minimum annual rentals aggregating $66.8 million payable as follows: 1997 - $29.1 million, 1998 - $14.7 million, 1999 - $6.2 million, 2000 - $3.7 million,
2001 - $2.7 million and thereafter, $10.4 million.
     Projected 1997 net capital expenditures are $109 million, of which $3 million was committed at December 31, 1996.
     The company estimates it will incur between $17-20 million in costs over the next three years to modify its internal-use software for the year 2000. These costs will be charged to expense as incurred.
     Various claims and legal actions are pending against the company. It is the opinion of management that these matters will have no significant impact upon the financial condition or results of operations of the company.


EMPLOYEE BENEFITS

     Certain subsidiaries provide defined benefit pension plans for employees not covered by collective bargaining agreements (approximately 30% of total employees). The benefits are based on years of service and the employees' final average earnings. The company's funding policy is to contribute the minimum required tax-deductible contribution for the year. The plans' assets consist primarily of U.S. Government and corporate fixed income securities and U.S. equities.
     The pension benefit obligation increased by $12.9 million in 1996 as the result of 130 employees electing an early retirement program described in the Special Charges note. The following tables set forth the plans' funded status and components of net pension cost (in thousands):





FUNDED STATUS AT DECEMBER 31:                                                                       1996        1995
--------------------------------------------------------------------------------------------------------     --------
Actuarial present value of benefits at current salary levels and service rendered to date:
       Vested benefits                                                                       $   179,196     $148,691
       Non-vested benefits                                                                         1,178        1,042
--------------------------------------------------------------------------------------------------------     --------
               Accumulated benefit obligation                                                    180,374      149,733
Effect of anticipated future salary increases                                                     24,127       25,824
--------------------------------------------------------------------------------------------------------     --------
               Projected benefit obligation                                                      204,501      175,557
Plan assets at fair value                                                                        169,188      141,442
--------------------------------------------------------------------------------------------------------     --------
Plan assets less than projected benefit obligation                                               (35,313)     (34,115)
Unrecognized net (gain) loss                                                                      (4,240)       8,618
Unrecognized initial net asset being amortized over 17 years                                     (15,670)     (18,058)
--------------------------------------------------------------------------------------------------------     --------
               Pension cost accrued, not funded                                              $   (55,223)    $(43,555)
---------------------------------------------------------------------------------------------===========     ========


NET PENSION COST:                                         1996          1995            1994
--------------------------------------------------------------      --------        --------
Service cost - benefits earned during the period      $  9,469      $  7,412        $  8,313
Interest cost on projected benefit obligation           13,478        12,429          11,109
Actual return on plan assets                           (20,669)      (27,205)            393
Amortization of unrecognized net assets                 (1,965)       (2,420)         (2,197)
Net deferral                                             9,188        16,550         (10,818)
--------------------------------------------------------------      --------        --------
               Net pension cost                       $  9,501      $  6,766        $  6,800
------------------------------------------------------========      ========        ========


ASSUMPTIONS USED IN THE ACCOUNTING AT DECEMBER 31:        1996          1995            1994
--------------------------------------------------------------      --------        --------
Discount rate                                              7.5%          7.5%            8.5%
Rate of increase in compensation levels                    4.0%          5.0%            4.0%
Expected rate of return on assets                          9.0%          9.0%            9.0%

                       Yellow Corporation Annual Report

     The company contributes to multi-employer health, welfare and pension plans for employees covered by collective bargaining agreements (approximately 70% of total employees). The health and welfare plans provide health care and disability benefits to active employees and retirees. The pension plans provide defined benefits to retired participants. The company charged to expense and contributed the following amounts to these plans (in thousands):



                            1996        1995          1994
--------------------------------   ---------    ----------
Health and welfare     $ 166,124   $ 160,512    $  142,695
Pension                  152,440     142,906       129,321
--------------------------------   ---------    ----------
  Total                $ 318,564   $ 303,418    $  272,016
-----------------------=========   =========    ==========


     Under current legislation regarding multi-employer pension plans, a termination, withdrawal or partial withdrawal from any multi-employer plan that is in an under-funded status would render the company liable for a proportionate share of such multi-employer plans' unfunded vested liabilities. This potential unfunded pension liability applies to the company's unionized competitors who contribute to multi-employer plans. Based on the limited information available from plan administrators, which the company cannot independently validate, the company believes that its portion of the contingent liability would be material to its financial condition and results of operations. The company's unionized subsidiaries have no intention of taking any action that would subject the company to obligations under the legislation.

     The company had a Stock Sharing Plan for employees of participating domestic affiliates not covered by collective bargaining agreements. In 1995 this plan merged into another company defined contribution plan.

     Certain subsidiaries also sponsor defined contribution plans, primarily for employees not covered by collective bargaining agreements. The plans principally consist of noncontributory profit sharing plans and contributory 401(k) savings plans. Company contributions to the profit sharing plans are discretionary and are determined annually by the Board of Directors of each participating company. Contributions for each of the three years in the period ended December 31, 1996 were not material to the operations of the company.

                       Yellow Corporation Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

STOCK OPTIONS

     The company has reserved 2.2 million shares of its common stock for issuance to key management personnel of the company and its operating subsidiaries under two stock option plans. Collectively, the plans permit three types of awards: grants of nonqualified stock options, grants of stock options coupled with a grant of stock appreciation rights and grants of restricted stock awards.

     The company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for its plans, and accordingly has not recognized compensation costs in its financial statements for such plans. Had compensation costs been recognized in accordance with Financial Accounting Standards Board Statement No. 123, Accounting for Stock-Based Compensation, the company's operating results would have been reported at the unaudited pro forma amounts indicated below (in thousands except per share) for the year ended December 31:


                         1996
-----------------------------
Net loss:
-----------------------------
As reported      $    (27,180)
Pro Forma        $    (27,980)

Loss per share:
-----------------------------
As reported      $       (.97)
Pro Forma        $      (1.00)

     Under both plans, the exercise price of each option equals the market price of the company's common stock on the date of grant and the options expire ten years from the date of grant. The options vest ratably, generally over a period of four years. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for the 1996 grants:


                                     1996
-----------------------------------------
Dividend yield                         .5%
Expected volatility                  31.9%
Risk-free interest rate               6.3%
Expected option life (years)            5

     A summary of the company's stock option plans as of December 31, 1996 and changes during 1996 is presented below. There were no options granted in 1995 or 1994 and there were no options outstanding at December 31, 1995 or 1994.


                                                 1996
------------------------------------------------------------------
                                         Shares       Weighted Avg.
                                     (thousands)    Exercise Price
------------------------------------------------    --------------
     Outstanding at beginning of year      -        $        -
     Granted                           1,520             12.24
     Exercised                             -                 -
     Cancelled                           (10)            12.25
--------------------------------------------        ----------
     Outstanding at end of year        1,510        $    12.24
---------------------------------------=====        ==========

     Options exercisable at year-end                         -
     Weighted average fair value of
     options granted during the year                $     4.69
     Weighted average remaining
     contract life (years)                                 3.2

                       Yellow Corporation Annual Report

BUSINESS SEGMENTS

     The following table provides information about the company's operations by business segment for each of the three years ended December 31, 1996 (in thousands):

                                                                                      Corporate,
                                                                 NE             SE    Other and
                                              National     Regional       Regional Eliminations    Consolidated
------------------------------------------------------   ----------    ----------- ------------    ------------
1996:  Operating revenue                   $ 2,357,674   $  417,558    $   264,318   $   33,000     $ 3,072,550
       Income (loss) from operations           (10,017)      (5,766)        10,830       (8,562)        (13,515)
       Identifiable assets                     930,681      155,351        159,116      (17,341)      1,227,807
       Capital expenditures, net                15,859        3,193         21,953        5,353          46,358
       Depreciation                             94,468       11,349         14,180       10,101         130,098
------------------------------------------------------   ----------    ----------- ------------    ------------

1995:  Operating revenue                   $ 2,363,583   $  411,238    $   209,623   $   72,196     $ 3,056,640
       Income (loss) from operations            (1,729)      (5,952)         7,805      (21,712)        (21,588)
       Identifiable assets                   1,073,132      165,261        146,144       50,360       1,434,897
       Capital expenditures, net                74,938       19,646         28,185       17,485         140,254
       Depreciation                            103,020       11,629         11,858        8,758         135,265
------------------------------------------------------   ----------    ----------- ------------    ------------

1994:  Operating revenue                   $ 2,220,780   $  416,770    $   178,090   $   51,852     $ 2,867,492
       Income (loss) from operations            17,738       (5,467)        11,511      (12,771)         11,011
       Identifiable assets                     985,819      159,571        118,126       43,705       1,307,221
       Capital expenditures, net               110,849       10,084         19,057       10,950         150,940
       Depreciation                            108,046       10,043         10,224        5,657         133,970

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To The Shareholders of Yellow Corporation:

     We have audited the accompanying consolidated balance sheets of Yellow Corporation (a Delaware corporation) and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, cash flows and shareholders' equity for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Yellow Corporation and Subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.



ARTHUR ANDERSEN LLP

Kansas City, Missouri - January 31, 1997

                       Yellow Corporation Annual Report

SUPPLEMENTARY INFORMATION


QUARTERLY FINANCIAL INFORMATION (UNAUDITED)


                                   (Amounts in thousands except per share data)
                                      First     Second       Third      Fourth
                                    Quarter    Quarter     Quarter     Quarter
1996                                     (a)                                (b)
-------------------------------------------  ---------   ---------   ---------
Operating revenue                 $ 741,678  $ 759,285   $ 790,444   $ 781,143
Income (loss) from operations        (8,151)     8,414      24,095     (37,873)
Net income (loss)                   (14,251)     2,019       8,939     (23,887)
Earnings (loss) per share              (.51)       .07         .32        (.85)


1995                                                            (c)         (d)
-------------------------------------------  ---------   ---------   ---------
Operating revenue                 $ 764,998  $ 773,825   $ 771,965   $ 745,852
Income (loss) from operations         8,601      5,866     (12,366)    (23,689)
Net income (loss)                     3,198      1,039     (11,634)    (22,725)
Earnings (loss) per share               .11        .04        (.41)       (.81)


(a) Includes a nonrecurring charge to the income tax provision of $6.7 million related to a dividend from Canadian operations. Also includes the effect of unusually severe winter weather which caused business disruptions and higher operating expenses.

(b) Includes a special charge of $28.3 million after taxes resulting from the write down of certain nonoperating real estate and computer software assets, an early retirement program, the reduction of a company car program and other organizational design impacts, primarily severance. Also includes a $3.5 million foreign tax credit benefit.

(c) Includes the impact of price discounting and excess industry capacity which severely diminished operating margins.


(d) Includes the impact of price discounting and excess industry capacity which severely diminished operating margins. Also includes nonrecurring charges of $6.6 million after taxes pertaining to implementation of cost reduction programs and the realignment of Yellow Logistics.

COMMON STOCK

     Yellow Corporation's stock is held by approximately 3,200 shareholders of record. The company's only class of stock outstanding is common stock, traded in over-the-counter markets. Trading activity averaged about 195,000 shares per day during the year, up from 130,000 shares per day in 1995. Prices are quoted by the National Association of Securities Dealers Automatic Quotation System National Market (NASDAQ-NMS) under the symbol YELL.

     Dividends of $.235/share were paid in the first two quarters of 1995. The company's quarterly dividend was suspended on July 20, 1995 and has not been reinstated as of December 31, 1996.

     The high and low prices at which Yellow Corporation common stock traded for each calendar quarter in 1996 and 1995 are shown below.


       1996                 High    Low
--------------------------------    ---
       March 31            13 5/8  10 1/4
       June 30             13 3/4  10 3/4
       September 30        14 1/8  12 1/8
       December 31         16 3/8  11 5/8


       1995                 High    Low
--------------------------------    ---
       March 31            24 3/8  15 7/8
       June 30             20 1/8  15 7/8
       September 30        20      13 1/2
       December 31         13 7/8  11 7/8


                                       34
                        Yellow Corporation Annual Report

                               SENIOR OFFICERS


YELLOW CORPORATION                              PRESTON TRUCKING
                                                COMPANY, INC.
     A. Maurice Myers
     Chairman, President and                       David J. Letke
     Chief Executive Officer                       President

     William F. Martin, Jr.                     SAIA MOTOR FREIGHT
     Senior Vice President                      LINE, INC.
     Legal/Corporate Secretary
                                                   Jimmy D. Crisp
     H.A. Trucksess, III                           President
     Senior Vice President
     Finance/Chief Financial                    WESTEX, INC.
     Officer and Treasurer
                                                   Frank E. Myers
     Samuel A. Woodward                            President
     Senior Vice President
     Operations and Planning



YELLOW FREIGHT                                  YELLOW TECHNOLOGY
SYSTEM, INC.                                    SERVICES, INC.

     William D. Zollars                            Thomas L. Smith
     President                                     President



                                      35
                        Yellow Corporation Annual Report

                              BOARD OF DIRECTORS



A. MAURICE MYERS                          RONALD T. LEMAY

     Director since 1996                     Director since 1994
     Chairman of the Board,                  President and Chief Operating
     President and Chief Executive           Officer of Sprint Corporation
     Officer of the Company


KLAUS E. AGTHE                            JOHN C. MCKELVEY

     Director since 1984                     Director since 1977
     Director, VIAG North America            President and Chief Executive
                                             Officer of Midwest Research
                                             Institute

HOWARD M. DEAN*                           WILLIAM L. TRUBECK*

     Director since 1987                     Director since 1994
     Chairman and Chief Executive            Senior Vice President - Finance
     Officer of Dean Foods Company           and Chief Financial Officer
                                             International MultiFoods, Inc.
DAVID H. HUGHES*
                                          CARL W. VOGT*
     Director since 1973
     Retired Vice Chairman                   Director since 1996
     of Hallmark Cards, Inc.                 Senior Partner of Fulbright &
                                             Jaworski, L.L.P.

WILLIAM F. MARTIN, JR.

   Secretary to the Board


   *Member, Audit Committee










                                      36
                        Yellow Corporation Annual Report

                              YELLOW CORPORATION
                        P.O. Box 7563 o Overland Park,
                        Kansas 66207 o (913) 696-6100
                          http://www.yellowcorp.com

                       INDEPENDENT  PUBLIC ACCOUNTANTS
                 Arthur Andersen LLP o Kansas City, Missouri

                         TRANSFER AGENT AND REGISTRAR
                  Chase Mellon Shareholder Services, L.L.C.
               P.O. Box 590 o Ridgefield Park, New Jersey 07660
                  (800) 526-0801 o http://www.cmssonline.com

                                ANNUAL MEETING
                         April 24, 1997, at 9:30 a.m.
                Overland Park Marriott o 10800 Metcalf Avenue
                         Overland Park, Kansas 66210

                                 10-K REPORT
                         Please write to: Treasurer,
                    Yellow Corporation or see our web site

                               YELLCORP 1996 AR

     P.O. Box 7563 o Overland Park, KS 66207 o http://www.yellowcorp.com

                          Printed in the U.S.A. #505

                      NARRATIVE DESCRIPTION OF GRAPHICS IN
                     YELLOW CORPORATION 1996 ANNUAL REPORT

        Front Cover - Picture of globe in Yellow Corporation colors

        Unnumbered page, inside front cover - Pie chart displaying revenue contribution of the various Yellow Corporation subsidiaries and small circular inset pictures of tractor-trailers in the colors and logo of Yellow Freight System, Preston Trucking, Saia Motor Freight, and WestEx.

        Page 1 - Picture of a set of Yellow Freight System, Inc. twin trailers and tractor.

        Page 3 - Full page picture of Mario Estrada - International Customer Service rep of Yellow Freight System.

        Page 4 - Half page picture of Yellow Freight city driver Dave Bilke.

        Page 5 - Half page picture of Yellow Freight System account manager Jane Bonilla.

        Page 6 - Small inset box at top of page of two upward arrows with underline and center line small circular inset picture of Yellow Freight System tractor and twin trailers.

        Page 7 - Small inset picture at top of page of umbrella with raindrops in box and small circular inset picture in the middle of the page of Yellow Freight System linehaul management employees Jim Romick and Pete Peoples.

        Page 8 - Small inset picture at top of the page of wine glass in a box and small inset circular picture in the middle of the page of two stacked boxes.

        Page 9 - Picture in the upper right hand corner of Yellow Corporation Chairman Maury Myers standing next to two stacked boxes.

        Page 17 - In the left column of this page divided into three columns, pictures of the logos of Yellow Freight System, Preston Trucking, Saia Motor Freight, and WestEx.