Form 10-K, Exhibit 13
period 2000-12-31
YELLOW CORP
filed 2001-03-27
CIK 716006

                                                                    Exhibit (13)


                               Yellow Corporation


                               2000 Annual Report


                                 to Shareholders

                              THE WORLD OF YELLOW

                                   [PICTURE]

                         linking customers to solutions

                                      2000

                                     ANNUAL

                                     REPORT


                           [YELLOW CORPORATION LOGO]

2000
Annual
Report

TABLE OF CONTENTS

Family of Companies . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Page 2
Service Coverage . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .Page 4
Profiles:
  Yellow Freight Exact Express. . . . . . . . . . . . . . . . . . . . . . . . . Page 6
  Yellow Freight Definite Delivery. . . . . . . . . . . . . . . . . . . . . . . Page 8
  Saia. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Page 10
  Jevic. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .Page 12
  Yellow Technologies. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .Page 14
Letter to Shareholders. . . . . . . . . . . . . . . . . . . . . . . . . . . . . Page 16
Management's Discussion and Analysis. . . . . . . . . . . . . . . . . . . . . . Page 22
Financial Summary . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Page 30
Consolidated Financial Statements and Notes . . . . . . . . . . . . . . . . . . Page 32
Report of Independent Public Accountants . . . . . . . . . . . . . . . . . . . .Page 49
Supplementary Information. . . . . . . . . . . . . . . . . . . . . . . . . . . .Page 50
Officers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .Page 51
Directors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Page 52

The transformation of Yellow is ongoing and the pace is accelerating. Our reach is worldwide. Our service is world class. For businesses large and small, the Yellow Corporation companies design transportation solutions that solve problems. But our transformation will not change our core values -- our deeply held beliefs that have always guided our actions. They are to: EXCEED CUSTOMER EXPECTATIONS. We will earn the trust of our customers by fulfilling promises and solving their problems. VALUE OUR PEOPLE. We will treat each other as each of us want to be treated. WORK SAFELY. Safety and good health of our employees and the traveling public at large is critical. DEMONSTRATE GOOD CITIZENSHIP. It is both our moral duty and business obligation to give something back to our communities and our neighbors in their times of need. ACT WITH INTEGRITY. Nothing is more important than making and keeping promises.

               OUR INTEGRITY IS THE FOUNDATION OF ALL THAT WE DO.

                              FAMILY OF COMPANIES

[YELLOW LOGO]

SERVICES
Standard Ground(TM)
Definite Delivery(TM)
Exact Express(TM)
Regional Advantage(TM)
Yellow Global(TM)
Nafta Cross Border
Heavyload / Truckload
Specialized Delivery
Chemical
Exhibit

PROFILE

Employees:              25,000
Service Facilities:     377
Customers:              300,000
2000 Revenue:           $2.8 billion
2000 OR:                94.9
2000 Tonnage:           8.3 million
2000 Shipments:         14.1 million
Tractors:               8,400
Trailers:               36,300
Headquarters:           Overland Park, KS

DESCRIPTION

Yellow Freight provides national, regional and international transportation of industrial, commercial and retail goods and materials. A range of premium and specialty transportation services give Yellow Freight the most complete service portfolio in the industry.

[SAIA LOGO]

SERVICES
Regional LTL in 21 states
Overnight / 2nd Day
Saia Guaranteed Select(TM)
Truckload
Mexico
Puerto Rico
Canada

PROFILE

Employees:              4,300
Service Facilities:     76
Customers:              98,000
2000 Revenue:           $367 million
2000 OR:                95.5
2000 Tonnage:           2.3 million
2000 Shipments:         3.3 million
Tractors:               1,900
Trailers:               6,200
Headquarters:           Duluth, GA

Data excludes WestEx and Action Express, which are to be integrated with Saia in March 2001.

DESCRIPTION

Saia provides overnight and second-day coverage of 21 states, including all of the Sunbelt states, plus California, the Pacific Northwest and Rocky Mountain states.

[JEVIC TRANSPORTATION LOGO]

SERVICES
100% GUARANTEED Service(TM)
Breakbulk-Free LTL(R)
Satellite Tracing
Heat Fleet(R)
Partial Truckload
Chemical
Expedited

PROFILE

Employees:              2,600
Service Facilities:     9
Customers:              10,000
2000 Revenue:           $307 million
2000 OR:                95.3
2000 Tonnage:           2.4 million
2000 Shipments:         1.0 million
Tractors:               1,400
Trailers:               2,800
Headquarters:           Delanco, NJ

DESCRIPTION

Jevic provides integrated regional and inter-regional motor carrier services within one operating system throughout the U.S.

[YELLOW TECHNOLOGIES LOGO]

SERVICE GROUPS
Systems Development
Infrastructure
Technical Support
Network Support
Web Technology Development

COMPUTING ENVIRONMENTS

Yellow presently has two mainframes, over 100 Unix servers, 44 NT servers and 50 AS400 servers. Currently, Yellow is running Oracle and DB2 databases. The application development environment includes: CICS, Tuxedo, Powerbuilder, Cobol, C++, HTML and Java.

DESCRIPTION

Yellow Technologies is a 400-person wholly-owned subsidiary providing innovative business solutions and exploring new technologies to drive competitive advantage for Yellow Corporation.


[TRANSPORTATION.COM LOGO]

SERVICES
Consulting Services
Transportation Management
Load Matching
Global Services
Auctions
Classifieds
D&B Business Reports
Online Vehicle Acquisitions

PROFILE
Employees:               118
Registered Users:        6,000
2000 Revenue:            $6.6 million
Headquarters:            Irvine, CA
Technology Center:       Overland Park, KS

DESCRIPTION

Transportation.com is a global network logistics company providing a broad suite of online services for small- to medium-sized shippers and carriers.

                         YELLOW FREIGHT SERVICE COVERAGE

                                      [MAP]

                              SAIA SERVICE COVERAGE

                                      [MAP]

                        YELLOW FREIGHT SERVICE COVERAGE

                                     [MAP]


                             JEVIC SERVICE COVERAGE

                                     [MAP]

     Yellow made the deliveries to retail booksellers and specialty children's stores in 36 states without the help of "floo powder" or any of the other magical stuff that wizards use to travel. Instead, the shipments moved via Exact Express, the Yellow expedited, time- definite, air and ground delivery service with the industry's only 100 percent satisfaction guarantee.

     The first three Harry Potter books by British author J.K. Rowling had been runaway best-sellers. The fourth, Harry Potter and the Goblet of Fire, generated interest perhaps unprecedented in publishing history. Even the book title was a secret until just before its July 8 release date. Scholastic went to extraordinary lengths to ensure that information about the book was not given out in advance.

     Amid the fanfare, getting the books into dealers' hands posed a real logistics challenge. Yellow devised a distribution plan for Scholastic that was precise in scope, detail and execution. Books were shipped direct to destination cities, bypassing distribution centers that would normally reroute them. All shipments were shrink-wrapped and sealed with security tape in accordance with prescribed methods for safeguarding high-value shipments.

     In fact, security was a big issue throughout the distribution process. Trailers were locked during transit and hand signatures by managers were required at each transfer point. Drivers were required to call their home service facilities after completing each delivery.

     Larry Northway, senior account manager, worked closely with Scholastic management in development of the plan, along with Dale Philipp, a member of the Exact Express service team.

     Northway spent four days at the Scholastic distribution center in Jefferson City, Mo. supervising loading of the books onto Yellow trailers. He made sure orders were loaded in sequence and that each pallet was properly labeled and loaded to the correct destination.

     Deliveries were made on July 5 and 6 to hundreds of small booksellers and specialty retailers, who typically have limited receiving facilities or are located in hard-to-reach malls and other commercial districts.

     Yet, all deliveries were made 100 percent on time, with zero shortages and with all boxes in "factory fresh" condition, just as they had left the printing house.

     "This was one of the largest, most complex time- critical rollouts we have ever executed and it went flawlessly," Northway says. "Scholastic had a very unique product distribution challenge and we were very proud to come through for them."

                          [HARRY POTTER BOOK PICTURE]

     "This was one of the largest, most complex time-critical rollouts we have ever executed and it went flawlessly"



     (left to right) Scholastic Director of Distribution, Lance Robinson and Manager of Delivery Services, Roger Brauner with Exact Express Account Manager, Dale Philipp and Senior Account Manager, Larry Northway

     HARRY POTTER MANIA WAS IN FULL SWING DURING THE SUMMER OF 2000 WHEN YELLOW WORKED SOME TRANSPORATION WIZARDRY THAT HELPED SCHOLOASTIC INC. MEET PRECISE DELIVERY REQUIREMENTS FOR THE LONG-AWAITED FOURTH INSTALLMENT OF THE ACCLAIMED SERIES.

                                   [PICTURE]

                  A LOT OF SMALL THINGS WERE ADDING UP TO ONE


                                   [PICTURE]


     (left to right) Pfizer Receiving Coordinator, Calvin Fields, Yellow Driver Charles Renfroe, Yellow Corporate Accounts Manager Anne Griffin-Moore, and Pfizer Receiving Checker, Marvin Pilley

                   LARGE AND SEEMINGLY UNMANAGEABLE PROBLEM.

     Memphis, Tenn. -- based pharmaceuticals and consumer products giant Pfizer Inc., was experiencing an increasing number of invoice reductions for products purportedly delivered either early or late. One Pfizer customer -- a large national retailer -- was particularly aggressive in assessing the deductions from Pfizer invoices.

     Pfizer turned to Yellow for a solution. Yellow is Pfizer's largest ground transportation service provider and handled most of the problem shipments. As a frequent recipient of Pfizer's annual Carrier of the Year Award, Yellow was intent on finding that solution.

     Yellow Corporate Account Manager Ann Griffin- Moore began doing some detective work. She had a hunch most of the shipments had actually arrived on time, but were not recorded as such.

     An analysis of thousands of manifest records provided by Pfizer proved her theory correct. The records showed the vast majority of shipments were delivered on time but were either not checked in promptly by receiving personnel or the customer had imposed a new delivery appointment that was different from the original agreement. With the source of the problem identified, Pfizer needed a way to verify that it was indeed meeting its service commitment.

     Enter Definite Delivery, a Yellow premium service providing guaranteed on-time delivery with 24-by-7 monitoring and proactive notification for any shipment running late. Definite Delivery shipments move at normal Yellow transit times. But for a small additional charge, Yellow guarantees on-time delivery or the customer does not pay. With an on-time record of 99 percent plus, though, refunds seldom come up for discussion.

     Beginning in April 2000, Pfizer began using Definite Delivery for its shipments to customer warehouses throughout the U.S. Shipments flow through large Yellow distribution centers in Memphis, Tenn.; Pine Brook, N.J.; and Orange, Calif.

     The program was an immediate success. Pfizer began receiving a documented paper trail of precise delivery times for every shipment Yellow delivered to a Pfizer customer location. And not surprisingly, invoice deductions decreased sharply.

     Definite Delivery proved to be a true "win-win" solution for both Pfizer and Yellow. The incremental cost of the Definite Delivery service was more than offset by the reduced deductions. And Pfizer has awarded Yellow with even more business, handled until recently by a competitor.


                                    [PICTURE]

   Yellow driver, Charles Renfroe is proud to be part of the Pfizer team, who refers to him as their "on-site coordinator."

                                  [PFIZER LOGO]


           Definite Delivery proved to be a true "win-win" solution.

     Benjamin Moore & Co. had everything except a transportation partner that would provide the exceptional level of service demanded by its customers, while helping reduce its transportation costs.

     Enter Saia.

     Benjamin Moore sells exclusively to independent dealers, who tend to have relatively small stores with limited warehousing space. Consequently, most dealers need next-day service with precise delivery times. Moreover, those deliveries typically must be made early in the day, when painting contractors pick up their orders.

     Benjamin Moore was using several carriers, as well as its own internal fleet, when it decided to make a change.

     Saia analyzed the Benjamin Moore network and identified a number of lanes in Florida and Texas where the company would see better service by using Saia instead of its own internal fleet. The proposal also included a commitment that all deliveries would be made within a three-hour delivery window at times required by dealers.

     Energy, creativity, a thorough understanding of the paint business and a focus on providing excellent service carried the day for Saia.

     "A thorough commitment to customer service is what put Saia on top," said Michael Woods, corporate operations manager for Benjamin Moore. "We felt strongly that Saia had a commitment to provide the service required."

     Saia began handling shipments from Benjamin Moore distribution centers in Jacksonville, Fla., and Mesquite, Tex. Shortly thereafter, Saia picked up more business in Georgia and the Carolinas when it began handling shipments out of the Benjamin Moore facility in Pell City, Ala.

     Karen Fortson, national account executive for Saia, said a key part of the program was making sure the transition from company drivers to Saia drivers was seamless to Benjamin Moore dealers.

     "We went to all of Benjamin Moore's dealers and asked what type of delivery window they needed," Fortson said. "We learned the three- hour delivery window was critical. That's the performance they need and we are meeting it consistently."

     Saia reprogrammed its computer system so shipments could be tracked on an hourly basis, in accordance with Benjamin Moore standards.

     In addition, Saia issues a daily customer service e-mail that gives prior notification of potential outbound delivery problems. Dealers and Benjamin Moore transportation staff receive a call from a Saia representative any time a shipment is going to miss the window.

     Customized service reports also are transmitted to Benjamin Moore on all shipments telling where the shipment was delivered and the on-time service percentage.

     Today, one of the premium brands in paint is matched with one of the premium names in transportation services -- Saia.

                                   [PICTURE]

                      One of the premium brands in paint is
                    matched with one of the premium names in
                        transportation services -- Saia.


(left to right) Don Fritzler of Benjamin Moore, Saia Terminal Manager, Tom George and Saia Sales Representative, Steve Preston

                          THE MARKET NICHE WAS UNIQUE.
                     THE DISTRIBUTOR NETWORK WAS EXTENSIVE.
                           AND THE BRAND WAS PREMIUM.



                                   [PICTURE]

     With its Heat Fleet heated trailer program, Breakbulk-Free operating system, and e-Track loading system, plus its commitment to exceptional customer service, reliability, and problem solving, Jevic stands apart for customers large and small.

     Bullseye!

     The timing couldn't have been better in the winter of 1999 when Ed Burns, Jevic account manager, called on Straight Arrow Products, Inc.

     The company, a manufacturer of shampoos, conditioners and related products, was experiencing a supply-chain crisis. An unacceptable level of product was being destroyed after freezing during transit. And too many shipments were arriving with damages.

     Burns knew it was a perfect fit for Jevic's acclaimed Heat Fleet heated trailer program. While many carriers use insulated covers or restrict pick-up times to protect products from freezing, Jevic installs units in its trailers that generate 30-60 BTUs of heat.

     Rick Johnson, shipping and receiving supervisor for Straight Arrow, liked what he heard. He began using Jevic for freezable protection and the results were immediate. Deliveries arrived on-time, damage-free and the cold-sensitive products were unaffected by freezing outside temperatures.

     The relationship has continued to grow. Today, Jevic is the company's primary transportation provider, picking up multiple bills on a near-daily basis from the Straight Arrow manufacturing facility in Bethlehem, Pa., for delivery to major retail chains throughout the United States.

     Damage claims also have decreased, thanks to a Breakbulk-Free system that minimizes handling and claims. Johnson also frequently relies on Jevic's guaranteed service to meet urgent customer demands.

     Jevic installs units in its trailers that generate 30-60 BTUs of heat.

                              JEVIC TRANSPORTATION
                               IS RIGHT ON TARGET.


                                   [PICTURE]


                         Jevic Account Manager Ed Burns
                         Standing on dock with Jevic
                         trailer in the background.

                         WITH THE PEOPLE OF YELLOW TECH



     More and more large shippers demand seamless information linkages between themselves and their transportation service partners. It's a condition of earning their business.

     Yellow Technologies, a wholly-owned, 400-person subsidiary of Yellow Corporation, has provided the technology backbone that allows Yellow Freight to compete.

     Founded in 1992 as Yellow Technology Services, Inc., the mission of this internal company has changed dramatically. Established originally to provide systems support and administration along with various corporate and shared services, Yellow Technologies today focuses strictly on development, deployment and support of proprietary, state-of-the-art technology systems.

     "Yellow Technologies is our secret weapon," says Bill Zollars, Chairman, President and CEO of Yellow Corporation. "You have to have the ability to communicate with your customer base in real time about anything and everything related to their shipment. The winners and losers in our industry will quickly be sorted out based on their ability to do that."

     Under the leadership of Yellow Technologies President Lynn Caddell, the company works on dozens of proprietary information technology projects that can be roughly categorized as:

     1. Applications that improve operating efficiency, save costs and improve service, and;

     2. Applications that help Yellow connect with customers through the Internet.

     Supply chain management and lean inventory strategies are standard business practices for companies throughout the world. But the basic laws of commerce have not been repealed. There is no substitute for on-time, damage-free service. Quality of information just reveals which transportation service companies are performing and which are not.

     According to Traffic World magazine, information flow between shipper and carrier is rapidly moving to the Internet. By 2002, nearly 7 in 10 of those shipping transactions will occur online, rather than by phone, fax or mail.

     The My Yellow web site developed by Yellow Technologies reflects that trend. There are currently more than 20 million hits per month on the web site and at year-end, nearly 25,000 customers had created customized My Yellow web pages for use in conducting daily business transactions with Yellow. Those customers receive personalized, password-protected data on everything from rates to tracking reports to final invoices. They can schedule a shipment pickup and then fill out a bill of lading without ever leaving their computer screen.

     During 2000, Yellow Technologies employees were dedicated to an intensive effort to roll out 13 new interactive My Yellow applications.

     The strategic competitive advantages created by Yellow Technologies are becoming widely recognized. In 2000, Yellow Corporation was named to the CIO-100 list for the second consecutive year by CIO magazine, largely because of the work of Yellow Technologies.

     "Our industry has always been a relationship business and that will not change," says Yellow Technologies President Lynn Caddell. "The true value of technology is that it strengthens those relationships in ways that we have never been able to before. Our technology investment continues to pay big dividends."


                                   [PICTURE]
                         [-- Keeping the world of Yellow
                             connected with our customers]

                         NOLOGIES, CONNECTIVITY IS KING.


                                   [PICTURE]

(left) Lynn Caddell, President
(right) Cheryl Billington, Vice President, Systems Development

                                   [PICTURE]

Craig Bohon, Network Engineer;
Mary Perez, Communications Analyst

                                   [PICTURE]

(left to right) Bill Latteman, Disaster Recovery Analyst; Christy Moody, Sr. Operations Support Analyst; David Zinser, Manager, Workstation Support


                                   [PICTURE]

Carlene Wierman, Manager, Systems Development; Hitendra Jogi, Help Desk
Specialist

                               CHAIRMAN'S LETTER

                                   [PICTURE]

                                  BILL ZOLLARS

          Chairman of the Board, President and Chief Executive Officer
                               Yellow Corporation

Dear Shareholder,

     In the year 2000, we recorded the best financial performance in our 76-year history. These results were built on the very solid foundation that we began laying in 1996. What's more, our prospects for the future have never been better.

     It has always been our vision to transform Yellow from a one-dimensional less-than-truckload company into a multi-dimensional company that is able to meet any transportation service need. We are doing that by developing and deploying industry-leading technology and through rigorous quality process standards.

     Our transformation in 2000 allowed us to:

o    Achieve the best operating performance at Yellow Freight System since 1986;

o Move aggressively to integrate regional operating companies and position them for rapid growth and improved operating margins;

o Put our Internet-based global network logistics company, Transportation.com, on a fast track for growth and profitability.

     As I have said in the past, our business really isn't about moving "freight." It's about earning the trust of the "consumers" of our services. They are asking Yellow to help them meet their needs for improved supply-chain efficiency and excellent inventory management based on accurate, real-time data and a commitment to flawless execution.

     Our "consumer" reach is phenomenal. We do business with about 500,000 industrial, commercial and retail companies located primarily in North America. Yellow touches nearly every business that produces or distributes goods today.

     We have adopted a Core Purpose statement that reflects our response to this new and much more demanding reality. We believe our Core Purpose is to: Make global commerce work by connecting people, places and information. The foundation we have built is part of the foundation of global commerce.

FINANCIAL HIGHLIGHTS

     The top and bottom lines for Yellow Corporation in 2000 were the best in our history. We reported net income of $61.8 million, before unusual items, up 21 percent from 1999 net income. Including our unusual items -- an assortment of one-time gains and charges -- net income for 2000 was $68.0 million and earnings per share were $2.74, up 33 percent and 36 percent respectively.

     Our revenue increased from $3.2 billion to $3.6 billion in 2000, thanks to another outstanding year at Yellow Freight and a full year of contributions from Jevic. Our operating income for 2000 was $152.5 million, up 42 percent from $107.5 million in 1999.

     For most of the year, we considered our shares significantly undervalued and our response was to implement a $25 million stock buyback program in June 2000. By the time the program concluded in October, we had purchased 1.6 million shares at an average price of $15.34 per share. On December 31, 2000, our stock closed at $20.36, a 52-week high, and has since moved higher. At year-end, we had 23.8 million shares outstanding.

     Our capital structure remains solid with total debt, including off-balance sheet debt, of $382 million at year-end, down $29 million from $411 million at year-end 1999. It is significant that we were able to pay down debt by $29 million, buy back $25 million in stock and strengthen our capital structure.

     In November, we were pleased to welcome Donald Barger to our management team as our new Chief Financial Officer. Don brings tremendous experience, with over seven years in the CFO role, prior to joining Yellow.

NATIONAL OPERATIONS

     Yellow Freight finished 2000 with one of its best overall operating and financial performances in its history. Revenue hit an all-time high of $2.8 billion, up from $2.6 billion in 1999. Operating income was $141.8 million, up 66 percent from 1999 operating income of $85.4 million. "Unusual items," primarily consisting of a $14.2 million pretax net gain from the second quarter sale of a terminal in New York City, accounted for only 16 percent of the year-over-year increase. Excluding unusual items, the 2000 operating ratio was 95.4, compared with 96.7 in 1999.


                  EARNINGS PER SHARE -- CONTINUING OPERATIONS
                                  [BAR GRAPH]

                   1996     1997     1998     1999     2000
                  ------    -----    -----    -----    -----
                  $(.83)    $1.84    $1.49    $2.02    $2.79

     Yellow Freight has the total service package. With our global coverage including regional, national, and international markets, combined with a broad portfolio of transportation services, we can simply do it all. The Yellow Freight vision is to provide guaranteed, time-definite, defect-free, hassle-free transportation and related services to businesses worldwide. We are achieving that vision with the best technology and most responsive customer service organization to be found anywhere, not just in our industry.

     At mid-year, we named James Welch as President of Yellow Freight. In 1978, James began his career with Yellow Freight as a sales representative in Houston, Texas. Since then, he has done everything from managing operations to opening up new regions to leading a team that helped set the course for today's technology strategy. James is a key player in the ongoing transformation of Yellow Freight and now leads one of the most talented executive management teams in our industry.

     2000 was the Year of Quality at Yellow Freight and it paid off in a big way. A comprehensive quality process initiative called the "Consumer Centric Index," or CCI, helped us to become the first company in our industry sector to achieve company-wide ISO 9001 certification. This highly coveted designation gives us an important third- party endorsement of the progress we have made in creating a culture of quality at Yellow. It will help us open many more doors with businesses that demand ISO certification as a condition of earning their trust.

                                RETURN ON EQUITY
                                  [BAR GRAPH]

                    1996     1997     1998       1999        2000
                   ------    -----    ----       -----       -----
                   (5.7)%    12.5%    9.8%       13.0%       15.9%


     The quality effort, coupled with the continued aggressive rollout of industry-leading technology systems, has allowed us to introduce Standard Ground Regional Advantage, a best-in-class two- and three-day regional service offering to complement our core national service. Standard Ground Regional Advantage is one of the most significant things Yellow Freight has done since deregulation. Some markets have clearly shifted toward regionalized distribution favoring the transportation companies that provide direct, point-to-point coverage. The pace of this regional service rollout will accelerate in 2001 and when it is completed, we will have a commanding position in this high-growth, high- profit market.

     We also continued to strengthen our position in the market for premium services. Exact Express, our time-definite, expedited air and ground service, had revenue growth of more than 40 percent in 2000. Exact Express was introduced in 1998 and has been a success since day one. It continues to grow because it is positioned to do more than just meet the need for emergency shipments. Many large commercial and industrial companies now regularly schedule movements of high-value goods that must be delivered under extremely precise time windows. Exact Express is meeting these customer needs in one of the fastest growing, and most profitable transportation segments. With its industry-leading technology and a knowledgeable, hands-on employee team, the potential for Exact Express is enormous.

REGIONAL OPERATIONS

     2000 was a year of transition for our regional companies. Early in the year, we named Bert Trucksess as President of the Regional Carrier Group in order to provide more management focus. Bert had served as Chief Financial Officer for Yellow Corporation since 1994 and he actually performed both his old and new jobs for a significant portion of the year.

     Bert and his team have made aggressive moves during 2000 that have placed the regional group in a very solid competitive position to improve future profitability.

     Early this year, we announced the integration of our western operations -- WestEx and Action Express -- with Saia, our largest regional company based in Atlanta.

     With this move, our Regional Carrier Group is now comprised of two transportation services companies, Saia and Jevic, each focused on growth in distinct market segments. Saia is now a half-billion-dollar regional transportation services provider, specializing in overnight and second-day LTL service in 21 Southern and Western states. Unlike Saia's traditional LTL network model, Jevic focuses on heavier weighted LTL and truckload segments with an operating model that allows shipment co-loading while minimizing freight rehandling. Jevic operates nine facilities in the Northeast, upper Midwest and South, but delivers in all the lower 48 states. Its services include regional and national LTL, heated LTL, heavyweight LTL, truckload and time-definite delivery services.

     With the integration of our western operations, Saia is now positioned to pursue an aggressive growth strategy focused on overnight and second-day regional markets. The transition will be seamless to customers and completed in the second quarter of 2001.

     During 2000, Saia focused on the basics of providing excellent service and improving operating efficiencies. A significant part of that effort involved giving customers information on critical performance indicators such as on-time pickup, claims-free delivery, invoicing accuracy and proof of delivery turnaround -- all of which resulted in a 34 percent decrease in service defects during 2000. Named the "Customer Service Indicators," this effort has earned customer confidence and satisfaction and, in conjunction with the integration, positions Saia for stronger revenue growth. Saia also made great strides in 2000 in variable expense control efficiencies that offset increased wages and benefits, fuel and other operating expenses. For the full year, Saia had revenue of $367 million and operating income of $16.5 million, compared with 1999 revenue of $349 million and operating income of $16.8 million. The operating ratio for 2000 was 95.5, versus 95.2 in 1999.

     In the first full year of operations since we acquired Jevic, we have demonstrated that there continues to be a high level of customer demand for this company's unique and very high quality service offering. Jevic faced a challenging year with high fuel prices, intense competition and a weakening economy, but still pulled off a solid performance. Jevic reported 2000 revenue of $307 million, compared with $277 million for the full year in 1999. Operating income was $14.3 million, compared with $20.7 million in 1999. The 2000 operating ratio for Jevic was 95.3, compared with 92.5 the year before. Jevic was acquired in July 1999 and contributed revenue of $138 million and operating income of $10.1 million to 1999 Yellow Corporation results.

TECHNOLOGY AND E-COMMERCE

     For the second year in a row, Yellow was named by CIO magazine to its prestigious CIO-100 list. This annual award recognizes 100 leading companies -- including some of the most recognizable names in corporate America -- for their use of technology to gain operational and strategic advantage.

     The CIO-100 was awarded to the entire company but it rightfully belongs to Yellow Technologies (YT), our 440-person internal technology company. YT is a captive resource that does nothing but work on developing proprietary technology systems and applications that help Yellow manage operations more efficiently and provide new and better ways of connecting customers with the information they need. They are creating a sustainable competitive advantage for the corporation.

     In our increasingly competitive sector, customers are looking for more than good service. They are looking for transportation partners that can provide real-time information about every aspect of their transaction, from rate quotes to tracking reports to online invoicing and electronic delivery receipts. Information drives our industry like never before and fewer and fewer transportation companies are getting over the bar. That trend will undoubtedly accelerate as the Internet becomes an even more important tool for managing transportation.

     The potential of the Internet is nearly unlimited and Transportation.com, a jointly-owned company that we launched in the second quarter, is positioned to thrive in that new environment. Under the leadership of President and CEO Jim Ritchie, Transportation.com provides small- to medium-sized shippers and carriers an online marketplace for broad-based services that are critical to their operations. Transportation.com services include complete outsourced transportation management, spot shipment rating and load matching, equipment auctions and classifieds, and network consulting. These services are designed to fulfill the mission of Transportation.com, which is to:
(1) help shippers move anything, anywhere, and; (2) help carriers improve efficiency and profitability. Our other investment partners in Transportation.com are TL Ventures, an institutional venture capital firm, and Enertech Capital Partners, a private equity firm.

     The marketplace for online transportation service companies is quickly evolving with a number of players disappearing or combining with others. Most of these companies have failed to understand that success in the transportation industry always will be dictated by effective customer relationships. Transportation.com has developed into a non-asset-based company with great technology focused on supply chain management. Customer focus and a commitment to service are winning strategies, whether you are playing in the conventional asset-based world of transportation services or the new economy world of non-asset transportation services. Transportation.com has created a unique market position that will generate long-term success.

THE FUTURE

     Yellow Corporation has completed its 76th year in a stronger position than ever before.

     Our industry has often been held captive by the cycles of economic expansion and contraction. While we are not immune from economic down-turns, we have improved our ability to weather them with a two-part strategy. Part one is to keep our focus where it belongs -- on satisfying the customer.

     We are doing that by delivering more service choices and better service performance. The second part is to turn the majority of our cost into variable cost that can be flexed up or down quickly, depending on business conditions. More than ever, effective cost management is a business fundamental.

     Our company is unique. Our business model has made us the leading, one-stop transportation services provider, backed by the most innovative technology in our industry.

     Yellow Corporation makes global commerce work by connecting people, places and information. That's the reason we exist. There are no limits to where we can go and what we can do.

Sincerely,


/s/ William D. Zollars

WILLIAM  D. ZOLLARS
Chairman of the Board,
President and Chief Executive Officer
Yellow Corporation

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

2000 vs. 1999

     Operating revenue for Yellow Corporation (the company) totaled $3.6 billion in 2000, an 11.2 percent increase over 1999 revenue of $3.2 billion. Operating income for the year was $152.5 million, a 41.9 percent increase over 1999 operating income of $107.5 million. Operating income for 2000 benefited from unusual items totaling $12.2 million, which consisted of property gains partially offset by integration costs. Operating income for 1999 was burdened with net property losses classified as unusual items of $0.3 million. Income from continuing operations in 2000 was $69.3 million or $2.79 per share (all "per share" references are diluted) compared to income from continuing operations of $50.9 million in 1999 or $2.02 per share. The company recorded a $1.3 million after-tax charge in 2000 for discontinued operations or ($.05) per share to settle pending liabilities associated with the 1999 bankruptcy of Preston Trucking Company (Preston Trucking). Including this charge, net income for 2000 was $68.0 million or $2.74 per share.

     Yellow Freight System, Inc. (Yellow Freight) 2000 operating income was $141.8 million, a 66.1 percent increase over 1999 operating income of $85.4 million. Yellow Freight's 2000 operating income includes a $20.7 million pretax gain on the sale of real estate property in New York and a $6.5 million pretax loss on an obsolete computer aided dispatch/mobile data terminal technology application. Yellow Freight's 2000 operating revenue was $2.8 billion, up 6.4 percent from $2.6 billion in 1999. The 2000 operating ratio (operating expenses divided by net revenue) was 94.9, an improvement of 1.8 points over the 1999 operating ratio of 96.7.

     The increase in 2000 revenue was a result of yield improvement (increase in revenue per ton) and operational efficiencies. During 2000, Yellow Freight began a network re-engineering process that enabled the company to significantly increase its two and three-day regional service in the Upper Midwest, Northeastern U.S. and Eastern half of Canada. The new Standard Ground Regional Advantage service was created from a network re-engineering effort that began in 2000 in the Cleveland, OH and Buffalo, NY areas. Yellow Freight has improved shipment pickup and delivery handling processes and added hundreds more metro-to-metro schedules that cut delivery times by one to two days. Yellow Freight's revenue increased as a result of a general rate increase averaging 5.9 percent that went into effect August 1, 2000 on approximately half of the revenue base not covered by term contracts and as a result of its fuel surcharge program. Yellow Freight had no significant change in year over year less-than-truckload (LTL) tonnage. Year over year LTL shipments were down 1.5 percent, however, year over year LTL revenue per ton was up 6.7 percent. Yellow Freight's improved performance resulted in an annual return on capital of approximately 18 percent.

     Yellow Freight's cost per ton increased approximately 5.4 percent in 2000 due to cost increases primarily in salaries, wages and benefits and fuel costs. Yellow Freight's salaries, wages and benefits increased over the prior year due to higher levels of incentive compensation attributable to the company's improved operating performance. Yellow Freight also experienced increased levels of health and other employee benefit related expenses. Other operating expenses increased from the prior year primarily as a result of fuel costs. Fuel costs, which are about six percent of revenue, increased approximately 38 percent over the prior year.

     Saia Motor Freight Lines, Inc. (Saia) had operating income of $16.5 million in 2000 compared to $16.8 million in 1999. Saia's revenue grew 5.0 percent to $367 million, up from $349 million in 1999. Saia's 2000 operating ratio was 95.5 compared to 95.2 in 1999. Year over year LTL tonnage increased 2.5 percent and year over year LTL shipments increased 1.5 percent. Saia's revenue per ton increased 5.3 percent over the prior year. Saia initiated a 5.9 percent price increase on September 1, 2000 for its non-contract customers. Additionally, Saia's revenue increased as a result of their fuel surcharge program.

     Saia's cost per ton increased 5.6 percent. This increase was attributable to increased claims and insurance expense, significant increases in health care costs and rising fuel costs. Saia's claims and insurance expense in 2000 increased more than 40 percent over the prior year and fuel costs increased more than 30 percent over the prior year. In addition, due to competitive market conditions, wage rates increased in excess of five percent. However, Saia's strong variable expense controls and productivity gains in other areas offset increased fuel prices, casualty claims and higher wage and benefit rates.

     On January 15, 2001, Saia announced the integration of its sister companies WestEx and Action Express into Saia. The integration of WestEx, Inc. (WestEx) and

Action Express, Inc. (Action Express) is effective March 2001 with transition effects complete by the second quarter of 2001. Saia will offer seamless overnight and second-day service coverage in 21 states.

     Jevic Transportation, Inc. (Jevic), which was acquired on July 9, 1999, had operating income of $14.3 million in 2000 compared to $10.1 million for the partial year of 1999. Jevic's revenue was $307 million in 2000 and $138 million for the partial year of 1999. Jevic's 2000 operating ratio was 95.3 compared to
92.7 for the partial year of 1999.

     On a full year over year basis, Jevic's revenue increased 10.4 percent, tonnage increased 3.3 percent and shipments increased 8.5 percent. Jevic's full year operating ratio for 1999 was 92.5. Jevic's revenue per ton increased 6.8 percent over the prior year, however Jevic's cost per ton increased approximately 10 percent.

     Jevic experienced increased competition, higher fuel prices, unusually severe northeast winter weather and a late-year economic slowdown. Because Jevic is a hybrid LTL and truckload (TL) carrier, fuel is a more significant component of operating expense, more than ten percent in 2000. Jevic's average fuel cost increased more than 30 percent over 1999. The higher fuel costs were only partially offset by Jevic's fuel surcharge program.

     The western regional companies, (WestEx, and Action Express,) whose operations are being integrated with Saia, reported a combined operating loss of $4.7 million in 2000 compared to a combined income of $0.5 million in 1999. Combined revenue of the western companies was $115 million in 2000 compared to $107 million in 1999. The 2000 operating loss for these companies included pretax charges of approximately $2.5 million to increase reserves primarily for insurance and revenue related accounts.

     The company has a 65 percent interest in Transportation.com, a non-asset based global logistics company that delivers services through its Internet technology. Since its launch in June 2000, Transportation.com has continued its rollout of a broad suite of web-based services designed to serve small to medium-sized shippers and carriers. In the first half of 2000, the company recorded operating expense of approximately $3.5 million in business development expenses related to Transportation.com. Beginning in the second half of 2000, the company began accounting for their investment in Transportation.com as an unconsolidated joint venture under the equity method of accounting. The company's proportionate share of business development expenses of Transportation.com for the second half of the year was approximately $3.3 million and is reflected as nonoperating expense.

     Yellow Corporation's corporate and business development expenses were approximately $15.5 million compared to $5.3 million in 1999. The increase over the prior year includes $3.5 million in business development expenses related to Transportation.com, a $2.7 million charge for costs related to the Saia, WestEx and Action integration and an increase in the company's self-insurance retention reserves. Nonoperating expenses were $30.8 million in 2000 compared to $18.2 million in 1999. Interest expense and off balance sheet financing costs were $29.5 million in 2000 up from $21.4 million in 1999. The increased financing costs is a result of higher average debt levels associated with the July 1999 Jevic acquisition and increased interest rates and financing costs on the company's variable rate debt. There was no change in the company's effective tax rate, which was 43 percent in both 2000 and 1999. The notes to the consolidated financial statements provide an analysis of the income tax provision and the effective tax rate.

1999 vs. 1998

     Operating revenue for the company totaled $3.2 billion in 1999, an 11.2 percent increase over 1998 revenue of $2.9 billion. Operating income for the year was $107.5 million, an increase of 28.9 percent over 1998 operating income of $83.4 million. Income from continuing operations in 1999 was $50.9 million or $2.02 per share compared to income from continuing operations of $40.1 million or $1.49 per share in 1998.

     Yellow Freight's 1999 operating income was $85.4 million, a 27.7 percent increase over 1998 operating income of $66.9 million. Operating revenue was $2.6 billion for 1999, up 4.8 percent from $2.5 billion in 1998. The 1999 operating ratio was 96.7 compared to 97.3 in 1998.

     The increase in 1999 revenue was a net result of higher prices, mix changes and volume increases. Yellow Freight had year over year increases in LTL tonnage of 2.4 percent and LTL shipments of 2.1 percent, as well as a 3.2 percent increase in LTL revenue per ton. Yellow Freight benefited

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Continued

from a general rate increase averaging 5.5 percent that went into effect on September 1, 1999 on approximately half of the revenue base not covered by term contracts. A fuel surcharge was also reactivated at mid-year 1999 in order to offset rising diesel fuel prices. Performance in 1998 was adversely impacted by the loss of business due to customer concerns over the possibility of a work stoppage in connection with negotiations on a new National Master Freight Agreement with the International Brotherhood of Teamsters. A contract was ratified on April 7, 1998.

     Yellow Freight's cost per ton increased 3.2 percent in 1999 due to cost increases in salaries wages and benefits, fuel costs and purchased transportation that were partially offset by increased volume and decreased maintenance related costs and depreciation expense. Yellow Freight's salary, wages and employee benefits as a percentage of revenue increased due to scheduled wage and benefit increases and higher levels of incentive compensation for Yellow Freight employees. Yellow Freight's claims and insurance expense decreased slightly from the prior year, despite the increase in shipments and an increase in total miles of 1.4 percent. Yellow Freight maintained the use of rail transportation at 27.3 percent in 1999 unchanged from 1998. However, rail cost increases as well as other purchased transportation service contributed to an overall increase in purchased transportation expense. Diesel fuel prices rose in 1999, however Yellow Freight's fuel-hedging program substantially offset this cost increase.

     Saia had operating income of $16.8 million in 1999 compared to $24.7 million in 1998. Saia's revenue grew 2.7 percent in 1999 to $349 million compared to $340 million in 1998. Saia's 1999 performance was below 1998 levels due to softer revenue for the early part of 1999 in Texas and Gulf Coast regions with economies tied to the petroleum industry. Tonnage increased 1.7 percent and revenue per ton increased less than one percent. However, revenue and tonnage trends improved during the last quarter of 1999 due in part to company initiatives to significantly improve service levels. Saia also experienced increased wage and benefit expense resulting in an operating ratio of 95.2 in 1999 compared to 92.7 in 1998.

     Saia's cost per ton increased 3.5 percent due primarily to cost increases in salaries, wages and benefits. Depreciation increased due to the addition of revenue equipment in 1998 and 1999. Increased purchase transportation and rentals during 1999 allowed Saia to manage temporary surges in business levels. These increases were partially offset by favorable insurance claims expense compared to the prior year. A fuel surcharge was also reactivated at mid-year 1999 in order to offset rising diesel fuel prices. Saia initiated a 4.5 percent general rate increase on October 1, 1999 on its non-contract customers.

     Jevic was acquired on July 9, 1999 and is operated as a separate subsidiary of the company. Jevic reported operating income of $10.1 million and revenue of $138 million resulting in an operating ratio of 92.7 for the partial year 1999. Operating results for 1999 reflect only contributions since the July 9 acquisition date.

     On a full year-to-year basis, Jevic's revenue increased 22.6 percent in 1999 and Jevic's tonnage increased 18.7 percent. Jevic's revenue per ton increased 3.1 percent in 1999 and cost per ton increased 3.2 percent. Jevic initiated a price increase of 5.7 percent on November 15, 1999.

     WestEx reported improved operating income of $0.4 million in 1999 compared to an operating loss of $1.2 million in 1998. WestEx had 1999 revenue of $71 million, up 9.2 percent from 1998 revenue of $65 million. WestEx had an operating ratio of 99.4 in 1999 compared to an operating ratio of 101.8 in 1998.

     Action Express was acquired on December 1, 1998. Action Express reported 1999 operating income of $0.1 million and revenue of $36 million, which resulted in an operating ratio of 99.6.

     Corporate and other business development expenses were $5.3 million in 1999 compared to $7.0 million in 1998. Nonoperating expenses were $18.2 million in 1999 compared to $13.8 million in 1998. The increase in nonoperating expenses is primarily the result of increased financing costs associated with the Jevic acquisition. The effective tax rate was 43.0 percent in 1999 compared to 42.4 percent in 1998. The increase in effective rate is attributable to increased nondeductible expenses, including goodwill amortization associated with the Jevic acquisition.

1998 vs. 1997

     Operating revenue for the company totaled $2.9 billion in 1998, relatively unchanged from 1997.

Operating income for the year was $83.4 million, down from $98.7 million in 1997. Income from continuing operations was $40.1 million or $1.49 per share in 1998, compared to $52.7 million or $1.84 per share in 1997.

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

     The decrease in revenue resulted from tonnage declines of 3.6 percent partially offset by a 1.7 percent increase in revenue per ton. The tonnage decline resulted from the freight diversion associated with the IBT labor negotiations. Following the first quarter declines and adjusted for individual customer mix issues, tonnage generally improved in the second through fourth quarters. The increase in revenue per ton was the net result of higher prices, mix changes and partially offset by a decline in fuel surcharge revenue. On October 1, 1998 Yellow Freight implemented increases averaging 5.5 percent for those customers that did not have annual contracts. In addition, price increases were negotiated during the year with contractual customers. Fuel surcharge revenue was immaterial in 1998 as fuel prices decreased below the surcharge index levels.

     Yellow Freight's cost per ton increased 2.7 percent due to cost increases and unfavorable economies of scale resulting from the tonnage declines.

     Yellow Freight salary, wages and employee benefits as a percentage of revenue declined slightly in 1998 due to volume declines partially offset by wage and benefit increases. Increased use of rail transportation from 26.9 percent to 27.3 percent contributed to an increase in purchased transportation expense as well as decreases in depreciation and other expenses between years. Despite an improvement in overall accident frequency, 1998 insurance and claim expenses increased due to a higher number of severe losses in the third quarter. While fuel prices were lower for most of 1998 compared to the prior year, Yellow Freight's fuel-hedging program partially offset the product cost savings as fuel prices reached unprecedented lows.

     Saia continued its growth with 1998 operating income of $24.7 million, up from $19.6 million in 1997. This was accomplished with a combination of strong revenue growth and progress on cost control. Saia's 1998 operating ratio was
92.7 compared to 93.7 in 1997. Tonnage increased 5.7 percent and revenue per ton increased 3.3 percent, while cost per ton was up only 2.3 percent. Revenue for 1998 was $340 million up 9.3 percent from $311 million in 1997. Business levels were up as Saia was successful in building density in the 11-state coverage area provided to its customers.

     Throughout 1998, Saia focused on yield improvement and the continued shift to higher yielding LTL business. Saia initiated a 5.7 percent general rate increase in September 1998 and also raised prices on contractual customers in varying amounts during the year. Fuel surcharge revenue declined in 1998. Salary, wages and benefits were up over 1997 due to an increase of approximately 350 employees resulting from higher tonnage and approximately 3.5 percent increase in wage rates. Operating expense increases were consistent with tonnage increases in 1998. While fuel prices decreased in 1998, Saia's fuel-hedge program partially offset these favorable prices in 1998. Depreciation increased due to the addition of revenue equipment placed in service in late 1997 and approximately 340 tractors and 900 trailers placed in service in 1998. Increased purchased transportation and rentals during 1998 allowed Saia to manage temporary surges in business.

     WestEx continued its rapid growth in 1998, reporting revenue of $65 million, up 32.4 percent from $49 million in 1997. WestEx reported an operating loss of $1.2 million for 1998 compared to $0.8 million operating loss in 1997.

     The company's consolidated financial statements include Action Express' results after its December 1, 1998 acquisition date, which were not material.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Continued

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

DISCONTINUED OPERATIONS

     In the second quarter 1998, the company sold Preston Trucking, its northeast regional LTL segment to a management group of three senior officers of Preston Trucking. The sale resulted in a charge of $63.6 million net of anticipated tax benefits of approximately $28.0 million, which has been disclosed as discontinued operations in the consolidated statement of operations. In 1999, Preston Trucking filed for bankruptcy protection. In 2000, the company recorded a $1.3 million charge net of $0.7 million tax benefit to settle pending liabilities associated with the bankruptcy. The company anticipates final settlement in 2001. The divestiture of Preston Trucking did not have any significant impact on consolidated operating results or liquidity. No interest charges have been allocated to discontinued operations and the company does not anticipate any material change in the loss on disposal of the discontinued operations.

     After giving effect to discontinued operations, the company recorded net income of $68.0 million or $2.74 per share in 2000, and a net loss for 1998 of $28.7 million or $1.06 per share.

FINANCIAL CONDITION

     The company's liquidity needs arise primarily from capital investment in new equipment, land and structures and information technology, as well as funding working capital requirements.

     To ensure short-term and longer-term liquidity, the company maintains capacity under a bank credit agreement and an asset backed securitization (ABS) agreement involving Yellow Freight's accounts receivable. At December 31, 2000, the company had borrowings of $60 million and at December 31, 1999, the company had borrowings of $100 million against the $300 million bank credit agreement, which expires in September 2001. Accordingly, the company has classified its borrowings under this facility as current in the December 31, 2000 balance sheet. This facility is also used to provide letters of credit. Approximately $151.4 million remained available under this agreement at year-end 2000 versus $120.5 million available at year-end 1999. The company intends to refinance its bank credit - agreement in the first quarter of 2001.

     Capacity of $23 million remained under the ABS agreement at year-end 2000 versus $40 million available at year-end 1999. Access to the ABS facility, however, is dependent on the company having adequate eligible receivables, as defined under the agreement, available for sale subject to a maximum facility limit of $200 million. The agreement permits the sale of accounts receivable to a wholly owned special purpose corporation which in turn sells an undivided interest to a third party affiliate of a bank. Funds raised by this method are less expensive to the company than issuing commercial paper. The company also expects to continue to have access to the commercial paper market and to short-term unsecured bank credit lines.

     Working capital decreased from a negative $83 million at year-end 1999 to a negative $189 million at year-end 2000. Working capital is reduced through Yellow Freight's ABS agreement. Including the effects of the $42 million increase in the ABS facility and the $66 million increase in current classification of debt, working capital decreased $106 million year over year. The company can operate with negative working capital because of the quick turnover of its accounts receivable and its ready access to sources of short-term liquidity.

     Projected net capital expenditures for 2001 are $160 million, an increase over 2000 capital expenditures of $135 million. Net capital for both periods pertains primarily to replacement of revenue equipment at all subsidiaries, additional investments in information technology, land and structures. Net capital expenditures in 2000 totaled $135 million a decrease from $314 million in 1999. 1999 capital expenditures include $165 million for the acquisition of Jevic. Actual and projected net capital expenditures are summarized below (in millions):

                                                          Actual
                           Projected       -----------------------------------
                                2001          2000          1999          1998
                           ---------       -------       --------       ------
Land and structures:
Additions                    $    22       $    21       $   16         $   10
Sales                             (6)          (28)          (6)            (9)
Revenue equipment                109           110           97             60
Technology and other              35            32           42             35
Jevic acquisition                 --            --          165             --
                             -------       -------       ------         ------
Total                        $   160       $   135       $  314         $   96
                             -------       -------       ------         ------


     On July 9, 1999 the company completed a cash tender offer for all of the common stock of Jevic Transportation, Inc. at $14 share. The aggregate purchase price of the stock, including vested stock options and transaction costs, was approximately $160.8 million, net of anticipated tax benefits relating to the cost of the stock options. Including the assumption of debt, the total transaction cost was approximately $200 million. The acquisition was financed under the company's existing $300 million credit facility and the company's ABS agreement.

     At year-end 2000 total balance sheet debt was $205 million compared to $276 million at year-end 1999.

     These facilities provide adequate capacity to fund working capital and capital expenditures requirements.

     Management believes its current financial condition and access to capital is adequate for current operations including funding anticipated capital expenditures and future growth opportunities.

OTHER

     The company provides a "pay for performance" incentive compensation plan that rewards employees based on financial goals of operating income and return on capital as well as personal goals. Consolidated results include pay for performance accruals for nonunion employees of $41.5 million, $33.1 million and $8.8 million in 2000, 1999 and 1998 respectively.

     Another component of pay for performance is the company's stock option programs which are discussed on page 42 of the notes to the consolidated financial statements.

     Yellow Corporation Board of Directors have authorized four programs to repurchase shares of the Company's outstanding common stock since December 1997 with an aggregate purchase price of up to $25 million for each program resulting in total purchases of $95.3 million through December 31, 2000. The company purchased 1,629,300 treasury shares in 2000 and 855,500 treasury shares in 1999. Through December 31, 2000, approximately 5.4 million shares had been repurchased at an average price of $17.62 per share.


MARKET RISK

     The company is exposed to a variety of market risks, including the effects of interest rates, fuel prices and foreign currency exchange rates. To ensure adequate funding through seasonal business cycles and minimize overall borrowing costs, the company utilizes a variety of both fixed rate and variable rate financial instruments with varying maturities. At December 31, 2000, approximately 69 percent of the company's debt and off balance sheet financing is at variable rates with the balance at fixed rates. The company entered into a $50 million interest rate swap agreement in December 2000 to hedge a portion of its variable rate debt. The company also acquired interest rate swaps on a portion of debt assumed in the Jevic acquisition. The interest rate swaps

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Continued

hedge a portion of the company's exposure to variable interest rates. The company has hedged approximately 24 percent of its variable rate debt. The detail of the company's debt structure, including off balance sheet financial instruments is more fully described on page 39 of the notes to financial statements.

     The company had no fuel hedges at December 31, 2000. The company periodically uses swaps and options as hedges in order to manage a portion of its exposure to variable diesel prices. These agreements provide protection from rising fuel prices, but limit the ability to benefit from price decreases below the purchase price of the agreement. The swap transactions are generally based on the price of heating oil. Based on historical information, the company believes the correlation between the market prices of diesel fuel and heating oil is highly effective. The company's fuel hedges are discussed in more detail on page 37 of the notes to the financial statements.

     The company's revenues and operating expenses, and assets and liabilities of its Canadian and Mexican subsidiaries are denominated in foreign currencies, thereby creating exposures to changes in exchange rates. However, the risks related to foreign currency exchange rates are not material to the company's consolidated financial position or results of operations.

     The table below provides information about the company's financial instruments as of December 31, 2000 and 1999. The table presents principal cash flows (in millions) and related weighted average interest rates by contractual maturity dates. For interest rate swaps the table presents notional amounts and weighted average interest rates by contractual maturity. Weighted average variable rates are based on the LIBOR rate as of December 31, 2000.

                                                                                                         December 31
                                                                                             ---------------------------------------
                                                    Expected Maturity Date                     2000                     1999
                                      -------------------------------------------------------------------------   ------------------
                                        2001    2002    2003    2004     2005  Thereafter     Total  Fair Value    Total  Fair Value
                                      -------  ------ ------- -------  ------- ----------  --------  ----------   ------  ----------
Fixed Rate Debt                       $  7.5    $22.4  $ 19.5  $ 16.2   $ 13.4   $ 38.7      $117.7      $121.9   $147.4    $147.5
Average Interest Rate                  8.23%    7.35%   6.29%   6.62%    7.06%    6.94%
Variable Rate Debt                    $ 61.5    $ 5.8  $  5.1  $  0.2   $  4.6   $ 10.5      $ 87.7      $ 87.7   $129.0    $129.0
Average Interest Rate                  7.17%    7.04%   4.35%   8.45%    4.07%    7.07%
Off Balance Sheet --
Asset Backed Securitization           $177.0                                                 $177.0      $177.0   $135.0    $135.0
Effective Financing Rate                6.8%
Interest Rate Derivatives:
Variable To Fixed:
Notional Amount                       $  1.5    $ 5.8  $ 50.1  $  0.2   $  0.2   $  4.5      $ 62.3      $ 62.2   $ 13.7    $ 13.6
Average Pay Rate (Fixed)               5.81%    5.70%   6.06%   7.65%    7.65%    7.65%
Average Receive Rate (Variable)        7.13%    7.04%   6.40%   8.45%    8.45%    8.45%


     The following table provides information about the company's diesel fuel hedging instruments that are sensitive to changes in commodity prices. The table presents notional amounts in gallons and the weighted average contract price by contractual maturity date as of December 31, 1999. All contracts matured in 2000. The company had no heating oil swaps or fuel price contracts at December 31, 2000. The company maintained fuel inventories for use in normal operations at December 31, 2000 and 1999, which were not material to the company's financial position and represented no significant market exposure.

                                                        December 31, 1999
                                                 -------------------------
                                                     Total      Fair Value
                                                 ---------      ----------
Heating Oil Swaps:
Gallons (in thousands)                              38,600      $   6,286
Weighted Average Price per Gallon                $   .4578

Diesel Fuel Fixed Purchase Contracts:
Gallons (in thousands)                               2,126      $     448
Weighted Average Price per Gallon                $   .4820


OUTLOOK

     The company recorded record earnings per share in 2000, led by the improved operating performance of Yellow Freight. The improved earnings reflect the company's ability to meet the increasingly complex transportation needs of its customers through specialized service offerings such as Exact Express (its premium tier time-definite expedited service), Definite Delivery (its mid-tier time-definite ground service) and Regional Advantage as well as the ability to improve operational efficiency of its networks. The company believes investing in industry leading technology and improving quality process standards are paramount to gaining and sustaining a competitive advantage. Yellow Technologies will continue to be a key resource for Yellow Freight as they provide new and better ways to link customers with the information they need.

     The company strengthened the depth of management in 2000 with the appointments of seasoned executives to lead Yellow Freight and the Regional group of companies and a corporate chief financial officer. All the operating companies will continue to focus on top line revenue growth as well as achieving improved operational efficiencies. Yellow Freight, Saia and Jevic all made significant progress in 2000 on managing costs through periods of slower business activity.

     Early in 2001, the company announced the integration of its western regional operations (WestEx and Action Express) into Saia. This positions Saia with seamless overnight and second-day service in 21 states in the Sun Belt, California, Pacific Northwest and Rocky Mountain regions. Jevic will remain a separate business unit and operating model with its Breakbulk-Free operation that has less handling of freight, longer length of transit and heavier shipments than a traditional LTL carrier.

     The company will continue to invest in its non-asset-based segment, primarily its investment in Transportation.com. While the marketplace for online transportation services companies has undergone significant change in the last year, Transportation.com is becoming a service leader in this very specialized market segment. Additionally, the company will continue to look at other opportunities to increase shareholder value. Management believes the company's balance sheet and access to capital provide it the flexibility to reinvest in businesses as well as pursue new business opportunities with attractive prospects for growth and return on capital.

FORWARD LOOKING STATEMENTS

     Statements contained in, and preceding management's discussion and analysis that are not purely historical are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the company's expectations, hopes, beliefs and intentions on strategies regarding the future. It is important to note that the company's actual future results could differ materially from those projected in such forward-looking statements because of a number of factors, including but not limited to inflation, labor relations, inclement weather, price and availability of fuel, competitor pricing activity, expense volatility, changes in and customer acceptance of new technology and a downturn in general or regional economic activity.

                                                               FINANCIAL SUMMARY
                                             Yellow Corporation and Subsidiaries

Amounts in thousands except per share data

                                                                              2000
                                                                        -----------
FOR THE YEAR                                                                    (a)
Operating revenue                                                       $ 3,588,140
Income (loss) from operations                                               152,529
Depreciation and amortization                                               126,883
Interest expense                                                             19,491
Income (loss) from continuing operations                                     69,302
Net income (loss) including discontinued operations                          68,018
Net cash from operating activities                                          227,113
Capital expenditures,  net                                                  134,837

AT YEAR-END
Net property and equipment                                                  888,578
Total assets                                                              1,308,477
Total debt (excluding off balance sheet debt)                               205,437
Treasury stock                                                             (112,972)
Shareholders' equity                                                        459,776

MEASUREMENTS
Diluted per share data:
 Income (loss) from continuing operations                                      2.79
 Net income (loss) including discontinued operations                           2.74

Shareholders' equity per share                                                18.65
Debt to capital ratio (excluding off balance sheet debt)                         31%
Return on average shareholders' equity - continuing operations                 15.9%
Return on average assets -- continuing operations                               5.3%
Market price range:
High                                                                          22.13
Low                                                                           13.81

Average number of employees                                                  32,900

     1999              1998              1997              1996
       (b)               (c)                                (d)
-----------       -----------       ----------        ----------
$3,226,847       $ 2,900,577        $2,898,414        $2,654,991
   107,506            83,396            98,677            (7,749)
   110,310           103,856           108,225           118,749
    15,303            11,685            13,546            21,036
    50,915            40,077            52,740           (23,240)
    50,915           (28,669)           52,435           (27,180)
   250,036           154,575           119,984           190,652
   313,692            95,633            79,566            43,165

   866,772           702,802           692,159           715,769
 1,325,583         1,105,685         1,270,812         1,227,807
   276,407           157,065           165,705           196,153
   (87,975)          (73,151)          (27,006)          (17,620)
   409,380           371,252           445,851           395,700

      2.02              1.49              1.84              (.83)
      2.02             (1.06)             1.83              (.97)

     16.37             13.90             15.77             14.08
        40%               30%               27%               33%
      13.0%              9.8%             12.5%            (5.7)%
       4.2%              3.4%              4.2%            (1.7)%

     19.63             29.88             34.13             16.38
     14.38              9.69             14.13             10.25

    31,200            29,700            29,000            29,000


(a) Operating income includes a net pretax benefit of $12.2 million for unusual items.

(b) In July 1999, the company acquired Jevic Transportation, Inc. The results of operations include Jevic from the acquisition date.

(c) In 1998, the company sold Preston Trucking Company, Inc. All selected financial data have been restated to disclose Preston Trucking as discontinued operations.

(d) 1996 results include a special charge of $28.3 million after taxes resulting from the write down of certain nonoperating real estate and computer software assets, an early retirement program, the reduction of a company car program and other organizational design impacts, primarily severance.

                            CONSOLIDATED BALANCE SHEETS
    Yellow Corporation and Subsidiaries December 31, 2000 and 1999

 Amounts in thousands except per share data

                                                                   2000           1999
                                                                ----------     ----------
ASSETS
CURRENT ASSETS:
Cash                                                            $   25,799     $   22,581
Accounts receivable, less allowances of $15,835 and $15,661        222,926        265,302
Fuel and operating supplies                                         15,455         16,563
Prepaid expenses                                                    49,225         47,446
                                                                ----------     ----------
Total current assets                                               313,405        351,892
                                                                ----------     ----------

PROPERTY AND EQUIPMENT:
Land                                                               113,929        111,859
Structures                                                         585,960        574,755
Revenue equipment                                                1,130,868      1,078,517
Technology equipment and software                                  168,446        184,385
Other                                                              129,734        143,954
                                                                ----------     ----------
                                                                 2,128,937      2,093,470
Less -- Accumulated depreciation                                 1,240,359      1,226,698
                                                                ----------     ----------
Net property and equipment                                         888,578        866,772
                                                                ----------     ----------

Goodwill                                                            94,392         96,383
Other assets                                                        12,102         10,536
                                                                ----------     ----------
Total assets                                                    $1,308,477     $1,325,583
                                                                ----------     ----------


                                                                                   2000              1999
                                                                              -----------       -----------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Checks outstanding                                                            $    64,068       $    67,912
Accounts payable                                                                   76,814            67,265
Wages, vacations, and employees' benefits                                         173,332           172,471
Deferred income taxes                                                               3,013             2,703
Claims and insurance accruals                                                      69,663            69,651
Other current and accrued liabilities                                              46,518            52,415
Current maturities of long-term debt                                               68,792             2,392
                                                                              -----------       -----------
Total current liabilities                                                         502,200           434,809
                                                                              -----------       -----------

OTHER LIABILITIES:
Long-term debt                                                                    136,645           274,015
Deferred income taxes                                                              92,413            79,005
Claims, insurance and other                                                       117,443           128,374
                                                                              -----------       -----------
Total other liabilities                                                           346,501           481,394
                                                                              -----------       -----------

Commitments and contingencies

SHAREHOLDERS' EQUITY:
Series A $10 Preferred stock, $1 par value-authorized 750 shares                       --                --
Preferred stock, $1 par value-authorized 4,250 shares                                  --                --
Common stock, $1 par value-authorized 120,000 shares,
 issued 29,959 and 29,437 shares                                                   29,959            29,437
Capital surplus                                                                    23,304            16,063
Retained earnings                                                                 522,195           454,177
Accumulated other comprehensive income                                             (2,710)           (2,322)
Treasury stock, at cost (6,163 and 4,533 shares)                                 (112,972)          (87,975)
                                                                              -----------       -----------
Total shareholders' equity                                                        459,776           409,380
                                                                              -----------       -----------
Total liabilities and shareholders' equity                                    $ 1,308,477       $ 1,325,583
                                                                              -----------       -----------

The notes to consolidated financial statements are an integral part of these balance sheets.

                                           STATEMENTS OF CONSOLIDATED OPERATIONS
             Yellow Corporation and Subsidiaries for the years ended December 31

Amounts in thousands except per share data


                                                  2000             1999              1998
                                              -----------      -----------      -----------
OPERATING REVENUE                             $ 3,588,140      $ 3,226,847      $ 2,900,577
OPERATING EXPENSES:
Salaries, wages and employees' benefits         2,210,505        2,041,590        1,848,548
Operating expenses and supplies                   583,594          490,446          451,745
Operating taxes and licenses                      112,329          100,602           94,082
Claims and insurance                               80,619           70,227           71,964
Depreciation and amortization                     126,883          110,310          103,856
Purchased transportation                          333,846          305,840          251,859
Unusual items                                     (12,165)             326           (4,873)
                                              -----------      -----------      -----------
Total operating expenses                        3,435,611        3,119,341        2,817,181
                                              -----------      -----------      -----------

INCOME FROM OPERATIONS                            152,529          107,506           83,396
                                              -----------      -----------      -----------

NONOPERATING (INCOME) EXPENSES:
Interest expense                                   19,491           15,303           11,685
Interest income                                    (1,140)          (1,207)          (1,123)
Loss in Transportation.com                          3,329               --               --
Other, net                                          9,161            4,131            3,285
                                              -----------      -----------      -----------
Nonoperating expenses, net                         30,841           18,227           13,847
                                              -----------      -----------      -----------

INCOME FROM CONTINUING OPERATIONS
 BEFORE INCOME TAXES                              121,688           89,279           69,549
INCOME TAX PROVISION                               52,386           38,364           29,472
                                              -----------      -----------      -----------
INCOME FROM CONTINUING OPERATIONS                  69,302           50,915           40,077
                                              -----------      -----------      -----------

Loss from discontinued operations, net             (1,284)              --          (68,746)
                                              -----------      -----------      -----------
NET INCOME (LOSS)                             $    68,018      $    50,915      $   (28,669)
                                              -----------      -----------      -----------

AVERAGE COMMON SHARES OUTSTANDING--BASIC           24,649           25,003           26,709
                                              -----------      -----------      -----------
AVERAGE COMMON SHARES OUTSTANDING--DILUTED         24,787           25,168           26,920
                                              -----------      -----------      -----------

BASIC EARNINGS (LOSS) PER SHARE:
Income from continuing operations             $      2.81      $      2.04      $      1.50
Loss from discontinued operations                    (.05)              --            (2.57)
                                              -----------      -----------      -----------
Net income (loss)                             $      2.76      $      2.04      $     (1.07)
                                              -----------      -----------      -----------

DILUTED EARNINGS (LOSS) PER SHARE:
Income from continuing operations             $      2.79      $      2.02      $      1.49
Loss from discontinued operations                    (.05)              --            (2.55)
                                              -----------      -----------      -----------
Net income (loss)                             $      2.74      $      2.02      $     (1.06)
                                              -----------      -----------      -----------


The notes to consolidated financial statements are an integral part of these statements.

                                           STATEMENTS OF CONSOLIDATED CASH FLOWS
             Yellow Corporation and Subsidiaries for the years ended December 31

Amounts in thousands


                                                       2000           1999           1998
                                                     ---------      ---------      ---------
OPERATING ACTIVITIES:
Net income (loss)                                    $  68,018      $  50,915      $ (28,669)
Noncash items included in net income (loss):
 Depreciation and amortization                         126,883        110,310        103,856
 Loss on discontinued operations                         1,284             --         68,746
 Deferred income tax provision                          11,824         11,106          5,638
 (Gains) losses from property disposals, net           (14,876)           326         (4,873)
Changes in assets and liabilities, net:
 Accounts receivable                                    (5,864)       (54,915)        (1,669)
 Accounts receivable securitizations, net               42,000         92,000         25,000
 Accounts payable and checks outstanding                10,843        (18,366)        (1,803)
 Other working capital items                            (6,530)        54,510        (22,112)
 Claims, insurance and other                           (10,649)         3,419          4,014
 Other, net                                              4,180            731          6,447
                                                     ---------      ---------      ---------
Net cash from operating activities                     227,113        250,036        154,575
                                                     ---------      ---------      ---------

INVESTING ACTIVITIES:
Acquisition of property and equipment                 (164,804)      (159,275)      (111,466)
Proceeds from disposal of property and equipment        35,081         10,090         15,833
Purchase of Jevic Transportation, Inc.                      --       (164,507)            --
Other                                                   (5,114)            --          2,203
                                                     ---------      ---------      ---------
Net cash used in investing activities                 (134,837)      (313,692)       (93,430)
                                                     ---------      ---------      ---------

FINANCING ACTIVITIES:
Unsecured bank credit lines, net                       (40,000)       100,000             --
Repayment of long-term debt                            (31,045)       (25,564)        (7,575)
Proceeds from exercise of stock options                  6,984          1,103          1,085
Treasury stock purchases                               (24,997)       (14,824)       (46,836)
                                                     ---------      ---------      ---------
Net cash (used in) from financing activities           (89,058)        60,715        (53,326)
                                                     ---------      ---------      ---------

NET INCREASE (DECREASE) IN CASH                          3,218         (2,941)         7,819
CASH, BEGINNING OF YEAR                                 22,581         25,522         17,703
                                                     ---------      ---------      ---------
CASH, END OF YEAR                                    $  25,799      $  22,581      $  25,522
                                                     ---------      ---------      ---------

SUPPLEMENTAL CASH FLOW INFORMATION:
Income taxes paid (received), net                    $  47,813      $  16,447      $ (11,337)
                                                     ---------      ---------      ---------
Interest paid                                        $  19,761      $  14,569      $  11,410
                                                     ---------      ---------      ---------



The notes to consolidated financial statements are an integral part of these statements.

                                 STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY
                                             Yellow Corporation and Subsidiaries

Amounts in thousands


                                                                                                      Accumulated
                                                                                                            Other
                                                                   Common     Capital    Retained   Comprehensive   Treasury
                                                       Total       Stock      Surplus    Earnings          Income      Stock
                                                    ---------    ---------   ---------   ---------  ------------- ----------
BALANCE, DECEMBER 31, 1997                          $ 445,851    $  29,289   $  13,868   $ 431,931   $  (2,231)   $ (27,006)
Net loss                                              (28,669)          --          --     (28,669)         --           --
Foreign currency translation adjustments                 (932)          --          --          --        (932)          --
                                                    ---------
Total comprehensive loss                              (29,601)

Exercise of stock options, including tax benefits       1,005           60         945          --          --           --
Treasury stock purchases                              (46,145)          --          --          --          --      (46,145)
Other                                                     142            7         135          --          --           --
                                                    ---------    ---------   ---------   ---------   ---------    ---------
BALANCE, DECEMBER 31, 1998                            371,252       29,356      14,948     403,262      (3,163)     (73,151)

Net income                                             50,915           --          --      50,915          --           --
Foreign currency translation adjustments                  841           --          --          --         841           --
                                                    ---------
Total comprehensive income                             51,756

Exercise of stock options, including tax benefits       1,103           75       1,028          --          --           --
Treasury stock purchases                              (14,824)          --          --          --          --      (14,824)
Other                                                      93            6          87          --          --           --
                                                    ---------    ---------   ---------   ---------   ---------    ---------
BALANCE, DECEMBER 31, 1999                            409,380       29,437      16,063     454,177      (2,322)     (87,975)

Net income                                             68,018           --          --      68,018          --           --
Foreign currency translation adjustments                 (388)          --          --          --        (388)          --
                                                    ---------
Total comprehensive income                             67,630

Exercise of stock options, including tax benefits       7,646          516       7,130          --          --           --
Treasury stock purchases                              (24,997)          --          --          --          --      (24,997)
Other                                                     117            6         111          --          --           --
                                                    ---------    ---------   ---------   ---------   ---------    ---------
BALANCE, DECEMBER 31, 2000                          $ 459,776    $  29,959   $  23,304   $ 522,195   $  (2,710)   $(112,972)
                                                    ---------    ---------   ---------   ---------   ---------    ---------


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

     The company provides transportation services primarily to the less-than-truckload (LTL) market throughout North America. Principal operating subsidiaries are Yellow Freight System, Inc. (Yellow Freight), Saia Motor Freight Lines, Inc. (Saia), Jevic Transportation, Inc. (Jevic), WestEx, Inc. (WestEx), and Action Express, Inc. (Action Express). Subsequent to year end, the company announced the integration of WestEx and Action Express into Saia, effective March 2001.

     The company has approximately 65 percent ownership interest in Transportation.com and accounts for this investment under the equity method of accounting in accordance with EITF 96-16 due to substantive participating rights of the minority investors. The company's investment is recorded on the balance sheet in other assets and losses on the company's investment are recorded in other nonoperating expenses.

     Major accounting policies and practices used in the preparation of the accompanying financial statements not covered in other notes to consolidated financial statements are as follows:

o Cash includes demand deposits and highly liquid investments purchased with original maturities of three months or less. All other investments, with maturities less than one year, are classified as short-term investments and are stated at cost which approximates market.

o The Financial Accounting Standards Board (FASB) issued Statement No. 133, Accounting For Derivative Instruments and Hedging Activities subsequently amended by FASB Statement No. 137 that will be effective for the company's fiscal year ended December 31, 2001. This statement establishes accounting and reporting standards requiring all derivative instruments to be recorded in the balance sheet at their fair value. The statement requires changes in a derivatives fair value to be recognized currently in earnings, except for special qualifying hedges for which gains and losses may offset the hedged item in the income statement. The company does not believe the impact of adoption of Statement No. 133 will be material to results of operations or financial position.

o Fuel is carried at average cost. The company has used heating oil financial instruments to manage a portion of its exposure to fluctuating diesel prices. Under the agreements the company received or made payments based on the difference between a fixed and a variable price for heating oil. These agreements provided protection from rising fuel prices, but limited the ability to benefit from price decreases below the purchase price of the agreements. The company had no heating oil agreements at December 31, 2000. At December 31, 1999, the company had agreements for 40.7 million gallons at a cost averaging $.46 per gallon. Based on quoted market prices, the fair value of the swaps and fixed purchase contracts was $6.7 million above its purchase price at December 31, 1999. Gains and losses on the agreements were recognized as a component of fuel expense when the corresponding fuel was purchased. Hedge instruments are recorded at cost in fuel and operating supplies. This accounting is used for instruments designated as a hedge of anticipated fuel transactions. The effectiveness of the hedge is periodically evaluated. If the hedge is not highly effective or if the anticipated transaction is subsequently determined unlikely to occur, the unrealized gains and or losses accumulated are recognized immediately in earnings.

o The company utilizes interest rate contracts to hedge a portion of its variable rate debt. The company acquired certain interest rate contracts in connection with the 1999 Jevic acquisition, and in December 2000 entered into a 3 year interest rate swap agreement with a notional amount of $50 million under which the company pays a fixed rate of 6.06 percent and receives three month LIBOR rate. At December 31, 2000 approximately 69 percent of the company's debt and off balance sheet financing was variable rate and the company had interest rate contracts for fixed rates on approximately one fourth of this variable rate debt. These interest rate contracts had notional amounts totaling $62.3 million and $13.7 million at December 31, 2000 and December 31, 1999, respectively. The effectiveness of the hedge is periodically evaluated. If the hedge is not highly effective, the unrealized gains and or losses accumulated are recognized immediately in earnings. There was no gain or loss recognized in earnings in 2000, attributable to ineffectiveness of the hedge. At December 31, 2000, there was

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                             Yellow Corporation and Subsidiaries

Continued

no gain or loss deferred in other accumulated comprehensive income. The differentials to be received or paid under the contracts designated as hedges are recognized as adjustments to interest expense or financing costs as appropriate.

o Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method based on the following service lives:

                                          Years
                                       --------
Structures                             10 -- 40
Revenue equipment                       3 -- 14
Technology equipment and software       3 -- 5
Other                                   3 -- 15

o Maintenance and repairs are charged to operations currently; replacements and improvements are capitalized.

o Unusual items includes property gains or losses on disposition of property and restructuring charges and the associated trailing costs. Integration charges in 2000 were $2.7 million associated with the integration of Action Express and WestEx into Saia. Integration charges consisted primarily of severance and costs associated with disposition of duplicate facilities. Net gains (losses) from operating property dispositions totaled $14.6 million in 2000, ($0.3) million in 1999, and $4.9 million in 1998.

o Goodwill at December 31, 2000 and 1999, net of accumulated amortization of $10 million and $6.7 million is being amortized on a straight-line basis over 20-40 years. The company continually evaluates whether events and circumstances have occurred that indicated the remaining estimated useful life of goodwill might warrant revision or that the remaining balance of goodwill may not be recoverable. When factors indicate that goodwill should be evaluated for possible impairment, the company uses an estimate of the business unit's undiscounted cash flows over the remaining life of the goodwill in measuring whether goodwill is recoverable.

o The company's investment in technology equipment and software consists primarily of advanced customer service and freight management communications equipment and related software.

o The company capitalizes certain costs associated with developing or obtaining internal-use software. Capitalizable costs include external direct costs of materials and services utilized in developing or obtaining the software, payroll and payroll-related costs for employees directly associated with the project. For the years ended December 31, 2000, 1999 and 1998, the company capitalized $4.5 million, $6.7 million and $5.1 million, respectively, primarily payroll-related costs.

o Claims and insurance accruals, both current and long-term, reflect the estimated cost of claims for workers' compensation, cargo loss and damage, and bodily injury and property damage not covered by insurance. These costs are included in claims and insurance expense except for workers' compensation which is included in employees' benefits expense.

     Reserves for workers' compensation are primarily based upon actuarial analyses prepared by independent actuaries and are discounted to present value using a risk-free rate. The risk-free rate is the U.S. Treasury rate for maturities that match the expected pay-out of workers' compensation liabilities. The process of determining reserve requirements utilizes historical trends and involves an evaluation of claim frequency, severity and other factors but not certain future administrative costs. The effect of future inflation for costs is implicitly considered in the actuarial analyses. Adjustments to previously established reserves are included in operating results.

     At December 31, 2000 and 1999, estimated future payments for workers' compensation claims aggregated $110.5 million and $112.9 million. The present value of these estimated future payments was $91.4 million at December 31, 2000, and $96.1 million at December 31, 1999.

o Revenue is recognized on a percentage completion basis while expenses are recognized as incurred.

o The exercise of stock options under the company's various stock option plans gives rise to compensation included in the taxable income of the stock recipient and deducted by the company for federal and state income tax purposes. The compensation results from increases in the fair value of the company's common stock after the date of grant. The compensation is not recognized in expense in the accompanying financial statements. The related tax benefits increase capital surplus.

o Comprehensive income for the three years ended December 31, 2000 includes foreign currency translation adjustments which are net of tax (benefit) expense of ($0.2) million in 2000, $0.2 million in 1999, and ($0.3) million in 1998.

o Certain reclassifications have been made to the prior year consolidated financial statements to conform with current presentation.

DEBT AND FINANCING

At December 31, debt consisted of the following (in thousands):


                                                                                    2000             1999
                                                                              ----------       ----------
Unsecured credit agreement                                                    $   60,000       $  100,000
Medium term notes                                                                 84,250          113,000
Industrial development bonds                                                      20,550           20,550
Subordinated debentures, average interest rate of 6.9%, installment
 payments due from 2005 to 2011                                                   16,211           16,111
Fixed rate mortgage notes, monthly principal and interest payments, final payment of $9,707 due November 2009, interest rates ranging
 from 7.0% to 7.7%, collateralized by facilities                                  11,790           11,978
Variable rate term notes, monthly principal and interest payments,
 due through November 2002, collateralized by revenue equipment                    7,272            8,603
Variable rate mortgage note, monthly principal and interest payments,
 final payment of $4,497 due November 2005, collateralized by facilities           5,169            5,283
Capital leases and other                                                             195              882
                                                                              ----------       ----------
Total debt                                                                       205,437          276,407
Current maturities                                                                68,792            2,392
                                                                              ----------       ----------
Long-term debt                                                                $  136,645       $  274,015
                                                                              ----------       ----------

     The company has a $300 million unsecured credit agreement with a group of banks which expires September 24, 2001. The company intends to refinance its unsecured credit agreement in the first quarter of 2001. At December 31, 2000, $60 million in borrowings were outstanding, and letters of credit issued under the agreement were $89 million. At December 31, 1999, $100 million in borrowings were outstanding and letters of credit issued under the agreement were $79 million. The agreement may be used for additional short-term borrowings and for the issuance of standby letters of credit. Interest on borrowings is based, at the company's option, at a fixed increment over the London interbank offered rate or the agent bank's base rate. Under the terms of the agreement among other restrictions, the company must maintain a minimum consolidated net worth and total debt must be no greater than a specified ratio of earnings before interest, income taxes, depreciation and amortization, as defined. At December 31, 2000 and 1999, the company was in compliance with all terms of this credit agreement.

     The company has a $200 million, asset backed securitization (ABS) agreement with a bank with no stated maturity and an underlying letter of credit agreement with a 364 day maturity. The agreement involves the sale of accounts receivable to the company's wholly owned, special purpose corporation (SPC). The SPC in turn sells an undivided interest in a revolving pool of eligible receivables as funding is required. Under terms of the ABS agreement, the SPC's assets are available to satisfy its obligations prior to any distribution to its shareholders. The company maintains responsibility for processing and collecting all receivables. During 2000, the company had gross sales of accounts receivable of $193 million and redemptions of $151 million. Accounts receivable at December 31, 2000 and 1999, are net of $177 million and $135 million of receivables sold. The company incurs fees under this agreement which are tied to short-term commercial paper rates. Other, net nonoperating expense includes the loss on the sale of receivables which effectively represents costs in lieu of interest of $10.1 million, $6.1 million, and $2.9 million in 2000, 1999 and 1998.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      Yellow Corporation and Subsidiaries

Continued

     The company maintains financing flexibility under the credit agreement and the ABS agreement. Medium term notes have scheduled maturities through 2008 with fixed interest rates ranging from 5.7 percent to 8.8 percent.

     The company has loan guarantees, mortgages and lease contracts in connection with the issuance of industrial development bonds used to acquire, construct or expand terminal facilities. Interest rates on some issues are variable. Rates on these bonds and other debt currently range from 3.9 percent to 8.5 percent, with principal payments due through 2020.

     The principal maturities of long-term debt for the next five years (in thousands) are as follows: 2001 - $68,792, 2002 - $28,091, 2003 - $24,626, 2004
- $16,406, 2005 - $18,100, thereafter $49,422.

     Based on the borrowing rates currently available to the company for debt with similar terms and remaining maturities, the fair value of total debt at December 31, 2000 and 1999, was approximately $210 million and $277 million.

EMPLOYEE BENEFITS

     Certain subsidiaries provide defined benefit pension plans for employees not covered by collective bargaining agreements (approximately 13.5 percent of total employees). The benefits are based on years of service and the employees' final average earnings. The company's funding policy is to contribute the minimum required tax deductible contribution for the year while taking into consideration any variable Pension Benefit Guarantee Corporation premium. Approximately 40 percent of the plans' assets consist of fixed income securities, 50 percent are invested in U.S. equities, and 10 percent are invested in international equities.

     Effective January 1, 2000, the Board of Directors adopted an amendment to the pension plan that provides for the payment of unreduced benefits, at early retirement, for a participant whose combination of age and vested service equals 85 years or greater.

     The following tables set forth the plans' funded status and components of net pension cost (in thousands):

                                                            2000              1999
                                                      ----------        ----------

Change in benefit obligation:
Benefit obligation at beginning of year               $  258,867        $  253,443
Service cost                                              11,326             9,782
Interest cost                                             21,733            17,981
Plan amendment                                               543            13,480
Actuarial loss (gain)                                     25,352           (26,335)
Benefits paid                                             (8,792)           (9,484)
                                                      ----------        ----------
Benefit obligation at end of year                     $  309,029        $  258,867
                                                      ----------        ----------

Change in plan assets:
Fair value of plan assets at beginning of year        $  257,720        $  224,744
Actual return on plan assets                              (1,610)           39,418
Employer contributions                                    22,447             3,042
Benefits paid                                             (8,792)           (9,484)
                                                      ----------        ----------
Fair value of plan assets at end of year              $  269,765        $  257,720
                                                      ----------        ----------

Funded status                                         $  (39,264)       $   (1,147)
Unrecognized transition asset                             (6,120)           (8,507)
Unrecognized net actuarial loss (gain)                    13,629           (62,400)
Unrecognized prior service cost                          (14,594)           14,199
                                                      ----------        ----------
Accrued benefit cost                                  $  (46,349)       $  (57,855)
                                                      ----------        ----------

                                                     2000          1999         1998
                                                   --------     --------     --------
Net pension cost:
Service cost -- benefits earned during the period  $ 11,326     $  9,782     $  8,100
Interest cost on projected benefit obligation        21,733       17,981       16,357
Actual return on plan assets                          1,610      (39,418)     (29,396)
Amortization of unrecognized net assets              (1,275)      (1,799)      (2,367)
Net deferral                                        (22,352)      15,409       15,541
                                                   --------     --------     --------
Net pension cost                                   $ 11,042     $  1,955     $  8,235
                                                   --------     --------     --------
Weighted average assumptions at December 31:
 Discount rate                                          7.5%         7.8%         6.8%
 Rate of increase in compensation levels                4.5%         4.5%         3.5%
 Expected rate of return on assets                      9.0%         9.0%         9.0%


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



                            2000          1999             1998
                         --------       --------       --------
Health and welfare       $154,730       $141,884       $141,448
Pension                   167,772        151,964        142,733
                         --------       --------       --------
Total                    $322,502       $293,848       $284,181
                         --------       --------       --------

     Under current legislation regarding multi-employer pension plans, a termination, withdrawal or partial withdrawal from any multi-employer plan that is in an under-funded status would render the company liable for a proportionate share of such multi-employer plans' unfunded vested liabilities. This potential unfunded pension liability also applies to the company's unionized competitors who contribute to multi-employer plans. Based on the limited information available from plan administrators, which the company cannot independently validate, the company believes that its portion of the contingent liability would be material to its financial position and results of operations. The company's unionized subsidiary has no intention of taking any action that would subject the company to obligations under the legislation.

     The company's employees covered under collective bargaining agreements can also participate in a contributory 401(k) plan. There are no employer contributions to this plan.

     Certain subsidiaries also sponsor defined contribution plans, primarily for employees not covered by collective bargaining agreements. The plans principally consist of contributory 401(k) savings plans and noncontributory profit sharing plans. Company contributions to the 401(k) savings plans consist of both a fixed matching percentage and a discretionary amount. The nondiscretionary company match is equal to 25 percent of the first six percent of an eligible employees contributions. The company's discretionary contributions

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      Yellow Corporation and Subsidiaries

Continued

for both the 401(k) savings plan and profit sharing plans are determined annually by the Board of Directors of each participating company. Contributions for each of the three years in the period ended December 31, 2000, were not material to the operations of the company.

     The company and its operating subsidiaries each provide annual performance incentive awards to nonunion employees which are based primarily on actual operating results achieved compared to targeted operating results. Operating results in 2000, 1999 and 1998 include performance incentive accruals for nonunion employees of $41.5 million, $33.1 million and $8.8 million. Performance incentive awards for a year are primarily paid in the first quarter of the following year.

STOCK OPTIONS

     The company has reserved 4.7 million shares of its common stock for issuance to key management personnel of the company and its operating subsidiaries under four stock option plans. The plans generally permit grants of nonqualified stock options and grants of stock options coupled with a grant of stock appreciation rights. The 1992 plan also permits grants of restricted stock awards.

     Under the plans, the exercise price of each option equals the market price of the company's common stock on the date of grant and the options expire ten years from the date of grant. The options vest ratably, generally over a period of four years.

     In addition, the company has reserved 200,000 shares of its common stock for issuance to its Board of Directors.

     The company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for its plans. No significant compensation cost was recognized in any of the three years ended December 31, 2000. The table below presents unaudited pro forma net income (loss) and earnings (loss) per share, had compensation costs been recognized in accordance with Financial Accounting Standards Board Statement No. 123, Accounting for Stock-Based Compensation. The unaudited pro forma calculations, were estimated using the Black-Scholes option-pricing model with the following weighted average assumptions.

                                                       2000       1999         1998
                                                     ------      ------      -------
Dividend yield                                          --%         --%          --%
Expected volatility                                   36.2%       40.4%        34.8%
Risk-free interest rate                                5.9%        5.9%         5.5%
Expected option life (years)                           3           3            3
Fair value per option                                $ 4.85      $ 5.42      $  5.59
                                                     ------      ------      -------

(In millions except per share data)

Net income (loss)                                     $68.0      $ 50.9      $ (28.7)
Pro forma compensation expense, net of tax benefit      1.7         2.1          2.7
                                                     ------      ------      -------
Pro forma net income (loss)                          $ 66.3       $48.8      $ (31.4)
                                                     ------      ------      -------
Pro forma earnings (loss) per share - diluted        $ 2.67      $ 1.94      $ (1.17)
                                                     ------      ------      -------

     At December 31, 2000, 1999 and 1998, options on approximately 1,421,000 shares, 1,283,000 shares and 675,000 shares respectively were exercisable at weighted average exercise prices of $18.12, $17.18, and $17.12, respectively. The weighted average remaining contract life on outstanding options at December 31, 2000, 1999 and 1998 was 7.9 years, 7.8 years and 8.4 years. A summary of activity in the company's stock option plans is presented below.

                                                                Exercise Price
                                                         ----------------------------
                                            Shares         Weighted
                                       (thousands)          Average          Range
                                       -----------       ----------   ---------------
Outstanding at December 31, 1997             2,375       $    17.75   $11.63 -- 27.00
Granted                                        873            18.57    11.50 -- 21.06
Exercised                                      (60)           14.11    12.25 -- 17.00
Cancelled                                     (135)           16.84    12.25 -- 27.00
                                       -----------       ----------   ---------------
Outstanding at December 31, 1998             3,053            18.10    11.50 -- 27.00
Granted                                        751            15.97    15.00 -- 18.13
Exercised                                      (75)           13.28    12.25 -- 17.13
Cancelled                                     (595)           19.71    12.25 -- 27.00
                                       -----------       ----------   ---------------
Outstanding at December 31, 1999             3,134            17.44    11.50 -- 27.00
Granted                                      1,170            16.63    14.56 -- 18.75
Exercised                                     (517)           13.54    11.50 -- 18.13
Cancelled                                     (412)           19.13    11.50 -- 27.00
                                       -----------       ----------   ---------------
Outstanding at December 31, 2000             3,375       $    17.55   $11.50 -- 27.00
                                       -----------       ----------   ---------------

ACQUISITION

     On July 9, 1999 the company completed a cash tender offer for all of the common stock of Jevic Transportation, Inc. at $14 per share. The aggregate purchase price of the stock, including vested stock options and transaction costs was approximately $160.8 million, net of an anticipated $4.3 million tax benefit relating to the cost of the stock options. Transaction costs relate primarily to legal and professional fees (in millions).

Purchase Price:
Common Stock purchased                  $       149.9
Stock options, net of tax benefit                 7.0
Transaction fees                                  3.9
                                        -------------
Total                                   $       160.8
                                        -------------

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                             Yellow Corporation and Subsidiaries

Continued

Including assumption of debt of approximately $45 million, the total transaction cost was approximately $200 million. The transaction was accounted for under purchase accounting and the excess of purchase price over fair value of assets acquired was allocated to goodwill and is being amortized over 40 years. Accordingly, the results of Jevic's operations have been included in the company's financial statements from July 10, 1999 through December 31, 2000. The acquisition was financed under the company's existing credit facilities.

DISCONTINUED OPERATIONS

     On June 1, 1998 the company reached agreement in principal to sell Preston Trucking Company, Inc. (Preston Trucking) a regional LTL segment to a management group of three senior officers of Preston Trucking. Preston Trucking was a regional carrier serving the Northeast, Mid Atlantic, and Central States. Substantially all assets of Preston Trucking were sold and substantially all liabilities were assumed by the management group. Total assets and liabilities of Preston Trucking at July 15, 1998 (the closing date of the sale) were approximately $149.0 million and $62.1 million respectively. The equity consideration received by the company for Preston's net assets was $100 and Preston retained approximately $4 million of industrial revenue bond debt. The sale resulted in a noncash charge of $63.6 million net of anticipated tax benefits of approximately $28.0 million which has been reflected as discontinued operations in the consolidated statements of operation in 1998. No interest charges have been allocated to discontinued operations.

     In July 1999, Preston Trucking ceased operations and has commenced a liquidation of its assets under federal bankruptcy regulations. The company recorded a charge to discontinued operations of $1.3 million net of tax benefit of $0.7 million in 2000 to settle pending liabilities associated with the bankruptcy. The company does not anticipate any material change in the loss from disposition of the discontinued operations.

     The results of Preston Trucking have been classified as discontinued operations in the consolidated financial statements. Revenue of Preston Trucking for fiscal 1998 through the sale date was $211.5 million. Loss from operation of discontinued operations was $5.1 million for fiscal 1998 and is net of income tax benefit of $2.8 million. Basic and diluted loss per share from operation of discontinued operations was $.19 in 1998. Basic loss per share from disposal of discontinued operations was $2.38 in 1998 and diluted loss per share was $2.36.

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

                                  2000             1999
                            ----------       ----------
Depreciation                $  134,873       $  122,947
Prepaids                        12,828           13,864
Employee benefits               40,926           34,375
Revenue                         22,620           23,141
Other                            1,187              964
                            ----------       ----------
Gross tax liabilities          212,434          195,291
                            ----------       ----------
Claims and insurance           (65,153)         (67,311)
Bad debts                       (5,660)          (5,606)
Employee benefits              (21,101)         (18,912)
Revenue                        (16,241)         (14,730)
Other                           (8,853)          (7,024)
                            ----------       ----------
Gross tax assets              (117,008)        (113,583)
                            ----------       ----------
Net tax liability           $   95,426       $   81,708
                            ----------       ----------


     A reconciliation between income taxes at the federal statutory rate and the consolidated effective tax rate from continuing operations follows:

                                        2000        1999       1998
                                       -----       -----       -----
Federal statutory rate                 35.0%       35.0%       35.0%
State income taxes, net                 4.1%        3.4%        3.6%
Nondeductible goodwill                  0.9%        0.7%        0.4%
Nondeductible business expenses         3.1%        3.2%        3.1%
Foreign tax rate differential           0.5%        0.7%        0.5%
Other, net                             (0.6%)         --       (0.2%)
                                       -----       -----       -----
Effective tax rate                     43.0%       43.0%       42.4%
                                       -----       -----       -----

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                             Yellow Corporation and Subsidiaries

Continued

The income tax provision from continuing operations consists of the following (in thousands):

                                                2000            1999            1998
                                             ---------      ---------      ---------
Current:
U.S. federal                                 $  34,355      $  23,554      $  18,539
State                                            6,358          4,158          4,180
Foreign                                           (151)          (454)         1,115
                                             ---------      ---------      ---------
Current income tax provision                    40,562         27,258         23,834
                                             ---------      ---------      ---------
Deferred:
U.S. federal                                     9,703          9,182          5,990
State                                            1,445            822           (426)
Foreign                                            676          1,102             74
                                             ---------      ---------      ---------
Deferred income tax provision                   11,824         11,106          5,638
                                             ---------      ---------      ---------
Income tax provision                         $  52,386      $  38,364      $  29,472
                                             ---------      ---------      ---------
Based on the income before income taxes:
Domestic                                     $ 122,033      $  89,269      $  67,100
Foreign                                           (345)            10          2,449
                                             ---------      ---------      ---------
Income before income taxes                   $ 121,688      $  89,279      $  69,549
                                             ---------      ---------      ---------

EARNINGS PER COMMON SHARE


                                                                 Continuing Operations           Discontinued Operations
                                          Average              ----------------------------------------------------------
                                       Incremental                            Earnings                           Loss
                                           Shares               Earnings       Per Share            Loss      Per Share
                                       -----------             ---------      ----------       -----------    -----------
1998
Basic                                       26,709             $  40,077      $    1.50        $  (68,746)     $   (2.57)
Effect of dilutive options                     211                    --           (.01)               --            .02
                                       -----------             ---------      ----------       -----------    -----------
Diluted                                     26,920             $  40,077      $    1.49        $  (68,746)     $   (2.55)
                                       -----------             ---------      ----------       -----------    -----------

1999
Basic                                       25,003             $  50,915      $    2.04        $       --      $      --
Effect of dilutive options                     165                    --           (.02)               --             --
                                       -----------             ---------      ----------       -----------    -----------
Diluted                                     25,168             $  50,915      $    2.02        $       --      $      --
                                       -----------             ---------      ----------       -----------    -----------

2000
Basic                                       24,649             $  69,302      $    2.81        $   (1,284)     $    (.05)
Effect of dilutive options                     138                    --           (.02)               --             --
                                       -----------             ---------      ----------       -----------    -----------
Diluted                                     24,787             $  69,302      $    2.79        $   (1,284)     $    (.05)
                                       -----------             ---------      ----------       -----------    -----------

     The impacts of certain options were excluded from the calculation of diluted earnings per share because average exercise prices were greater than the average market price of common shares. Data regarding those options is summarized below:

                                                                        2000                1999                1998
                                                                     --------           ---------           ---------
Weighted average option shares outstanding (in thousands)               1,500               1,666               1,204
Weighted average exercise price                                      $  20.79           $   21.44           $   23.00


BUSINESS SEGMENTS

     The company reports financial and descriptive information about its reportable operating segments, on a basis consistent with that used internally for evaluating segment performance and allocating resources to segments.

     The company has three reportable segments that are strategic business units offering different products and services. Yellow Freight, a national carrier is a reportable segment that provides comprehensive national LTL service as well as international service to Mexico, Canada and, via alliances, Europe, the Asia/Pacific region, South America and Central America. Saia, a regional LTL carrier is a reportable segment that provides overnight and second-day service in twelve southeastern states and Puerto Rico. After the integration of WestEx and Action Express into Saia effective March 2001, Saia will provide service to twenty-one states. Jevic, a reportable segment operating primarily in the Northeast, is a hybrid LTL/TL carrier that provides overnight and second-day service.

     The segments are managed separately because each requires different operating, technology and marketing strategies. The company evaluates performance primarily on operating income and return on capital.

     The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The company also charges a tradename fee to Yellow Freight (one percent of revenue) for use of the company's trademark. Interest and intersegment transactions are recorded at current market rates. Management fees and other corporate services are charged to segments based on direct benefit received or allocated based on revenues. Income taxes are allocated in accordance with a tax sharing agreement in proportion to each segment's contribution to the parent's consolidated tax status.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                             Yellow Corporation and Subsidiaries

Continued

The following table summarizes the company's continuing operations by business segment (in thousands):

                                     Yellow                                  Corporate
                                    Freight          Saia         Jevic      and Other     Consolidated
                                -----------   -----------   -----------   ------------    -------------
2000
Operating revenue               $ 2,777,772   $   366,830   $   307,019   $   136,519       $ 3,588,140
Income (loss) from operations       141,829        16,544        14,309       (20,153)          152,529
Identifiable assets                 722,808       231,376       257,451        96,842         1,308,477
Capital expenditures, net            61,794        23,272        24,008        25,763           134,837
Depreciation and amortization        68,780        18,899        23,622        15,582           126,883
                                -----------   -----------   -----------   -----------       -----------

1999
Operating revenue               $ 2,611,580   $   349,259   $   137,875   $   128,133       $ 3,226,847
Income (loss) from operations        85,412        16,824        10,074        (4,804)          107,506
Identifiable assets                 743,681       228,653       257,099        96,150         1,325,583
Capital expenditures, net            76,882        31,062        14,032       191,716(*)        313,692
Depreciation and amortization        67,806        17,874        10,898        13,732           110,310
                                -----------   -----------   -----------   -----------       -----------

1998
Operating revenue               $ 2,492,617   $   340,078    $      N/A   $    67,882       $ 2,900,577
Income (loss) from operations        66,883        24,724           N/A        (8,211)           83,396
Identifiable assets                 817,239       210,612           N/A        77,834         1,105,685
Capital expenditures, net            36,431        42,089           N/A        17,113            95,633
Depreciation and amortization        74,659        17,259           N/A        11,938           103,856
                                -----------   -----------   -----------   -----------       -----------

(*) Includes capital expenditures of $164.5 million for the acquisition of Jevic.

     Total revenue from foreign sources totaled $24.5 million, $21.4 million and $20.3 million, in 2000, 1999 and 1998 respectively and are largely derived from Canada and Mexico.

COMMITMENTS, CONTINGENCIES AND UNCERTAINTIES

     The company leases certain terminals and equipment. At December 31, 2000, the company was committed under noncancelable lease agreements requiring minimum annual rentals payable as follows: 2001 - $30.0 million, 2002 - $21.2 million, 2003 - $11.7 million, 2004 - $7.0 million, 2005 - $4.1 million and thereafter, $7.4 million.

     Projected 2001 net capital expenditures are $160 million, of which $45 million was committed at December 31, 2000.

     Various claims and legal actions are pending against the company. It is the opinion of management that these matters will have no significant impact upon the financial position or results of operations of the company.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
TO THE SHAREHOLDERS OF YELLOW CORPORATION:

     We have audited the accompanying consolidated balance sheets of Yellow Corporation (a Delaware corporation) and Subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, cash flows and shareholders' equity for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Yellow Corporation and Subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP
Kansas City, Missouri o January  25, 2001

                                                       SUPPLEMENTARY INFORMATION
                                             Yellow Corporation and Subsidiaries

QUARTERLY FINANCIAL INFORMATION
(UNAUDITED)
(Amounts in thousands except per share data)

                                         First      Second       Third      Fourth
                                       Quarter     Quarter     Quarter     Quarter
                                     ---------   ---------   ---------   ---------
2000
Operating revenue                    $ 882,086   $ 904,166   $ 918,898   $ 882,990
Income from operations                  25,287      46,003      43,361      37,878
Income from continuing operations       10,477      23,511      19,553      15,761
Loss from discontinued operations           --          --          --      (1,284)
Net Income                              10,477      23,511      19,553      14,477
Diluted earnings (loss) per share:
 From continuing operations                .41         .92         .80         .66
 From discontinued operations               --          --          --        (.05)

1999                                                               (a)         (a)
Operating revenue                    $ 727,498   $ 756,056   $ 860,983   $ 882,310
Income from operations                  11,752      24,278      33,892      37,583
Net Income                               4,775      12,958      15,911      17,271
Diluted earnings per share                 .19         .52         .64         .69


(a) In July 1999, the company acquired Jevic Transportation, Inc. The results of operations include Jevic from the acquisition date.

COMMON STOCK

     Yellow Corporation's stock is held by approximately 2,400 shareholders of record. The company's only class of stock outstanding is common stock, traded in over- the-counter markets. Trading activity averaged 163,000 shares per day during the year, up from 114,000 shares per day in 1999. Prices are quoted by the National Association of Securities Dealers Automatic Quotation National Market System (NASDAQ-NMS) under the symbol YELL.

     The high and low prices at which Yellow Corporation common stock traded for each calendar quarter in 2000 and 1999 follow:

                   High         Low
                   -----       -----
2000
March 31           19.13       15.25
June 30            22.13       13.81
September 30       16.88       14.25
December 31        20.38       14.13

1999
March 31           19.63       16.50
June 30            18.18       15.00
September 30       18.69       14.38
December 31        18.13       14.44

OFFICERS

YELLOW CORPORATION

William D. Zollars
Chairman of the Board,
President and Chief Executive Officer

William F. Martin, Jr.
Senior Vice President
Legal/Corporate Secretary

Donald G. Barger, Jr.
Senior Vice President
Chief Financial Officer

Gregory A. Reid
Senior Vice President
Corporate Communications

Stephen L. Bruffett
Corporate Treasurer

NATIONAL TRANSPORTATION GROUP:

  YELLOW FREIGHT SYSTEM, INC.

  James Welch
  President

REGIONAL TRANSPORTATION GROUP:

H.A. Trucksess, III
President Regional Transportation Group

  SAIA MOTOR FREIGHT LINES, INC.

  Richard D. O'Dell
  President

  JEVIC TRANSPORTATION, INC.

  Paul J. Karvois
  President

YELLOW TECHNOLOGIES, INC.

Lynn M. Caddell
President

TRANSPORTATION.COM

James D. Ritchie
President

                                                              BOARD OF DIRECTORS

[PICTURE]

Left to right: 1. Howard M. Dean  2. Klaus E. Agthe
3. Dennis E. Foster  4. Cassandra C. Carr  5. William D. Zollars
6. Carl W. Vogt  7. John C. McKelvey  8. William L. Trubeck

William D. Zollars
Director since 1999
Chairman of the Board,
President and Chief Executive Officer of the Company

Klaus E. Agthe  3.
Director since 1984
Retired Director and
North American Liaison,
the VIAG Group

Cassandra C. Carr  2.(*)
Director since 1997
Senior Executive Vice President External Affairs,
SBC Communications, Inc.

Howard M. Dean  2., 3.
Director since 1987
Chairman and
Chief Executive Officer,
Dean Foods Company

Dennis E. Foster  1.
Director since 2000
Retired Vice Chairman,
Alltel Corporation

John C. McKelvey  1.(*)
Director since 1977
Retired President and
Chief Executive Officer,
Midwest Research Institute

William L. Trubeck  2.
Director since 1994
Senior Vice President and Chief Financial Officer,
Waste Management, Inc.

Carl W. Vogt 1., 3.(*)
Director since 1996
Senior Partner,
Fulbright & Jaworski

William F. Martin, Jr.
Secretary to the Board

1. Audit Committee

2. Compensation Committee

3. Governance Committee

(*)     Committee Chairman

                                                                     INFORMATION

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
                                                                    913-696-6100
                                                       http://www.yellowcorp.com

                                                  Independent Public Accountants
                                                             Arthur Andersen LLP
                                                                 Kansas City, MO

                                                    Transfer Agent and Registrar
                                                        Mellon Investor Services
                                                                   P.O. Box 3315
                                                       So. Hackensack, NJ  07606
                                                                    800-851-9677
                                                           http://www.mellon.com

                                                                  Annual Meeting
                                                         April 19th at 9:30 a.m.
                                                              Yellow Corporation
                                                                10990 Roe Avenue
                                                        Overland Park, KS  66211

                                                                     10-K Report
                                  Please write to: Treasurer, Yellow Corporation
                                                             or see our web site

                                    [ARTWORK]



                            [YELLOW CORPORATION LOGO]







                                  P.O. Box 7563
                            Overland Park, KS 66207
                               www.yellowcorp.com
                           Printed in the U.S.A. #505