Form 10-K405, Exhibit 13
period 2001-12-31
YELLOW CORP
filed 2002-03-14
CIK 716006

                                                                    Exhibit (13)
















                               Yellow Corporation


                               2001 Annual Report


                                 to Shareholders

                                             2 0 0 1  A N N U A L   R E P O R T





                                             M A K I N G

                                             G L O B A L

                                             C O M M E R C E

                                             W O R K







                                                       [YELLOW CORPORATION LOGO]

2001

ANNUAL

REPORT


2: Yellow Companies

   4: Chairman's Letter

      10: Connecting People

          14: Connecting Places

              18: Connecting Information

                  22: Management's Discussion and Analysis

                      30: Financial Summary

                          32: Consolidated Financial Statements and Notes

                              49: Report of Independent Public Accountants

                                  50: Supplementary Information

                                      51: Officers

                                          52: Directors

                            [YELLOW CORPORATION LOGO]



                           MAKING GLOBAL COMMERCE WORK

                - BY CONNECTING PEOPLE, PLACES, AND INFORMATION -


                                       The

                     Yellow family of companies encompasses

           thousands of transportation professionals, with diverse job functions, but a common purpose. - That purpose is to make global commerce work by connecting people, places, and information.

      Our core purpose highlights our evolution from a less-than-truckload trucking company to a best-in-class global transportation services provider.

- Our business isn't just about people and places. It also is about information.

  That's what allows us to manage our sophisticated transportation network, and provide our customers unprecedented service, value and reliability. - Our core purpose defines who we are and what we do. It inspires our people to be passionate about our business, and helps them

              understand how they contribute to our global economy.

                    It defines our past, present and future.

--------------------------------------------------------------------------------
                                YELLOW COMPANIES
--------------------------------------------------------------------------------

[YELLOW TRANSPORTATION LOGO]

SERVICES
Exact Express(TM)
Definite Delivery(TM)
Standard Ground(TM)
Regional Advantage(TM)
Volume Advantage(TM)
Yellow Global(TM)
NAFTA Cross Border
Specialized Delivery
Chemical
Exhibit
Return Goods

Employees:   19,200
Headquarters:  Overland Park, KS


YELLOW TRANSPORTATION provides international, national, and regional transportation services for industrial, commercial and retail goods and materials. With a fleet of 8,000 tractors and 35,000 trailers, Yellow Transportation delivered 12.2 million shipments in 2001 through a network consisting of 360 service facilities.


[MERIDIAN IQ LOGO]

SERVICES
Transportation and Technology Management
Consulting
International Forwarding
Domestic Forwarding
Truckload Brokerage

Employees:   115
Headquarters:  Overland Park, KS


MERIDIAN IQ is a non-asset based company using web-native solutions to offer customers a single source for their global shipment management and execution needs. Meridian IQ was formed by combining existing non-asset businesses at Yellow Transportation and Transportation.com.

[YELLOW TECHNOLOGIES LOGO]

SERVICES
Systems Development
Infrastructure
Technical Support
Network Support

Employees:    325
Headquarters:   Overland Park, KS


YELLOW TECHNOLOGIES provides innovative information solutions and technology services that create a competitive advantage for Yellow businesses.


[SCS TRANSPORTATION, INC LOGO]

SCS Transportation is a holding company for the corporation, consisting of Saia and Jevic.


[SAIA LOGO]

SERVICES
Guaranteed Select(TM)
Truckload
Mexico
Puerto Rico
Canada

Employees:   5,100
Headquarters: Duluth, GA


SAIA specializes in overnight and second-day less-than-truckload service in 21 states extending from southern Virginia west to California and northwest into Oregon and Washington. Using a network of 110 terminals, 2,300 tractors and 7,700 trailers, Saia handled 4.2 million shipments in 2001.


[JEVIC LOGO]

SERVICES
100% GUARANTEED Service(TM)
Heat Fleet(TM)
Partial Truckload
Chemical
Expedited

Employees:   2,400
Headquarters: Delanco, NJ


JEVIC provides local, regional, inter-regional and national services. Jevic serves the continental United States and Canada with regional facilities in the Midwest, South, Southeast and Northeast. Jevic operated 1,300 tractors and 2,700 trailers and delivered 1 million shipments in 2001.

--------------------------------------------------------------------------------

                         "BECAUSE WE ARE A SERVICE     [ZOLLARS PHOTO]
                       COMPANY, OUR PEOPLE ARE THE
                        BUSINESS. THEY PROVIDE OUR
                            CUSTOMERS THE POSITIVE
                        EXPERIENCES THAT KEEP THEM
                           COMING BACK TO YELLOW."

                                William D. Zollars
                            Chairman of the Board,
             President and Chief Executive Officer
                                Yellow Corporation

--------------------------------------------------------------------------------

                         C H A I R M A N ' S   L E T T E R


Dear Shareholder,

After 2000, the most successful year in our history, 2001 proved to be an extremely challenging year for Yellow and our industry. We met that challenge successfully with solid financial performance, our highest service quality ever, and a 23 percent increase in shareholder value.

Of course, the real story of 2001 was the economy. We began to see signs of an economic downturn late in 2000, and we expected business levels to soften in 2001. But the economic downturn moved into recession, and continued to deteriorate in each successive quarter. In spite of that, we remained profitable, and generated positive cash flow through aggressive cost management, improved yield, mix management, and growth in our high-margin, value-added services. This performance was a direct result of the professionalism and dedication of our people.

The experience and insight gained will serve us very well in 2002 and beyond.

Despite the economic challenges we faced, investment in technology remained a top priority. For the third consecutive year, Yellow was named to the prestigious CIO-100. The award, by CIO Magazine, recognizes companies that use technology to gain operational and strategic advantage. We also were named to the InformationWeek 500, based on our technology-related accomplishments. MyYellow.com(TM), our world-class web site, continued to add powerful applications that enable customers to conduct their transportation business online. We passed a milestone in 2001 when the number of registered MyYellow users surpassed 60,000. Unlike many companies, our commitment to technology remains strong even in a weak economy. This commitment has given us an edge in the marketplace, and the opportunity to capture even greater rewards from our technology investment. We also made significant progress in managing our portfolio to improve shareholder value:

- We changed the name of Yellow Freight System, our largest subsidiary, to Yellow Transportation.

- We created SCS Transportation, Inc. to serve as a holding company for Saia and Jevic.

-    We launched Meridian IQ, a new transportation management solutions company.

Let's look at each operating subsidiary in more detail.

"Yellow Transportation continues to be a leader in service quality, reliability and safety - which represent the most important indicators of future success."


YELLOW TRANSPORTATION

Our brand identity saw a subtle but important evolution this past year. Early in our history, we were named Yellow Transit, a regional provider. We evolved into Yellow Freight System in 1963, reflecting our status as a transportation services provider with national coverage.

In each case, we changed the part of the name that helps describe what we do, while retaining the part of the name that has become our brand. Our new name - Yellow Transportation - is consistent with that approach, because it better defines the comprehensive nature of our service portfolio, while leveraging the brand equity established since the company was formed in 1924. Yellow Transportation continues to be a leader in service quality, reliability and safety - which represent the most important indicators of future success. The promise of that brand still is delivered by our people, who focus on exceeding customer expectations through our "Yes We Can" attitude.

We also made significant progress on a major network re-engineering effort that improved our competitive position versus regional providers in the two- and three-day service markets. The network enhancements enabled us to reduce transit times and improve service quality for our industry-leading Standard Ground(TM) national service, and led to the introduction of Standard Ground Regional Advantage(TM) service. Thanks to this re-engineering, the average time a shipment is in our system continued to decline while, at the same time, service reliability improved.

Exact Express(TM), our guaranteed, expedited, time-definite service, has grown every year since its introduction in 1998. Exact Express revenue grew 6 percent in 2001, while most competitors in the expedited services market reported declines in volume. We made significant system upgrades, resulting in a faster and more convenient process to arrange expedited shipments. These enhancements are in keeping with our commitment to continuously improve and grow value-added segments of our business.

We also continue to reap the benefits of our ISO certification. We were the first transportation services provider to receive ISO 9001 certification of our operating system company wide. Certification is granted by the International Organization for Standardization, an independent accrediting body that is considered the world's foremost authority on quality. More and more, customers are requiring ISO certification of their transportation services providers as a condition of doing business.


SCS TRANSPORTATION

In March of 2001, we completed the integration of our western subsidiaries into Saia, our largest regional company. These transitions have proven


"Saia did a great job and had the strongest financial performance for the year of all our operating companies."


difficult for many companies. However, this integration was virtually seamless to customers, due primarily to effective planning in the areas of technology, operations and customer communication. As a result, Saia improved service in terms of on-time performance and reduced transit times.

Saia did a great job and had the strongest financial performance for the year of all our operating companies. Operating income was up about 50 percent in a dismal economy.

Jevic faced a difficult year in 2001, with the economy and stronger competition having an impact on earnings. However, despite these factors, Jevic improved service performance, while also aggressively managing variable costs. Because of these efforts, Jevic is well positioned to improve performance as the economy rebounds.

Also, as part of our strategy to separate the regional companies, we formed a new holding company for Jevic and Saia. The new company is SCS Transportation, Inc. SCS stands for supply chain solutions, recognizing the roles these companies play in helping customers meet their distribution challenges. Both Jevic and Saia will continue to do business under their well-established brand names.

Assuming favorable market conditions, we expect to spin off SCS Transportation to shareholders in 2002.


MERIDIAN IQ

Over the last few years, we have continued to expand our non-asset transportation services, including unique technology and capabilities at Transportation.com and Yellow Transportation. As part of our effort to better meet our customers' needs, we have taken the next logical step by combining this technology and these capabilities into a single business - Meridian IQ. This alignment allows us to offer our customers one source for their global shipment management and execution needs.

The services offered by Meridian IQ include domestic and international forwarding, and multi-modal brokerage - growing businesses within the Yellow family of companies. In addition, Meridian IQ will offer a unique new service called Transportation Solutions Management. This service consists of three core capabilities - web-native technology, transportation consulting, and network management - providing our customers a portfolio of capabilities that are flexible, fast, and easy to implement.

One of the most important elements of our non-asset strategy is its complementary relationship with Yellow Transportation. Meridian IQ provides services to existing Yellow Transportation customers, while using the Yellow Transportation network to deliver many of those services. In turn, Meridian IQ will bring new business opportunities to Yellow Transportation. We expect Meridian IQ to become a substantial part of the Yellow portfolio in the next few years, with our national longhaul network providing a unique competitive advantage.

THE FUTURE

The theme of this annual report is our core purpose - Making global commerce work by connecting people, places, and information. On these pages, you will see examples of how our people bring those words to life. Because we are a service company, our people are the business. They provide our customers the positive experiences that keep them coming back to the family of Yellow Companies for solutions to their transportation needs.

Our forecast for 2002 calls for a return to a more normal growth rate in the second half of the year. We are well positioned, and even a modest improvement in the economy will make us a stronger and much more profitable company.

Finally, it is important that we continue to differentiate our company in the marketplace by demonstrating to our customers that we provide superior value. Going forward, our job will be to concentrate on the fundamentals of providing service that is on-time and defect-free. We believe that the best thing we can do to ensure our success is to not just meet customer expectations but exceed them each and every day - one customer at a time.


/s/ WILLIAM D. ZOLLARS
William D. Zollars

Chairman of the Board,
President and Chief Executive Officer
Yellow Corporation

--------------------------------------------------------------------------------
                                CONNECTING PEOPLE
--------------------------------------------------------------------------------

We are in a service business. So, when customers take the time to let us know they were impressed with our service, it is music to our ears. - It's great to know we made a positive connection. Successful service providers have a knack for connecting with customers. And, through our high-quality service, we also connect our customers with their customers. Making those connections, and building strong relationships, is a cornerstone of our success. - Every day, our customer service representatives connect with customers by answering questions, providing information, and helping them arrange for pick-ups and deliveries. Our account executives connect with customers by providing a portfolio of transportation solutions. Our professional drivers, many of whom are on a first-name basis with their customers, connect by being flexible, dependable, and responsive to their needs. - These are just a few examples of the thousands of people in the Yellow family of companies who contribute to our reputation as a world-class company.


--------------------------------------------------------------------------------
Did you know...
--------------------------------------------------------------------------------

[PHOTO OF THE 2001 CIO 100 AWARD]

Our people helped Yellow continue to receive recognition from independent, unbiased sources for our technological expertise. In August, we were named to the CIO-100 for the third consecutive year, along with best-in-class organizations like Intel(R) and IBM(R). We also were named the top transportation services provider in the InformationWeek 500. In addition, the number of registered customers using our web site to transact business grew to more than 60,000.

`               [PHOTO OF DRIVER, DISPATCHER & ACCOUNT EXECUTIVE]
--------------------------------------------------------------------------------
From left, FRANK SPELL, driver, SHARON RYAN, dispatcher, and TOM KERCE, account executive, Charleston, SC
--------------------------------------------------------------------------------

"I want to express our appreciation for the service we get from your people here in Charleston, South Carolina. All of our experiences have been nothing but positive. Sharon Ryan is on top of every situation, and seems to have a solution for any problem. Frank Spell is courteous and always on time. In two years, he has never been late and has really become a part of our company's team. Tom Kerce is by far the most professional person I have met in 14 years in transportation. Here and nationwide you are doing an excellent job. Thank you." Jason Pagliaro, Paint Paddle Products, Charleston, SC

--------------------------------------------------------------------------------
                                CONNECTING PEOPLE
--------------------------------------------------------------------------------

[PHOTO OF SAIA TRUCK]

"I have dealt with a lot of sales representatives...but I can honestly say the person I can count on, when I need help...is Vivian. If I have any question, Vivian comes through every time. She tells me about new services, and offers me ways to save my company time and money. Because of her, I believe Saia stands for Service, Attitude, Ingenuity and Achievement. Thank you for having a wonderful member of your team in the New Orleans area." BRIAN STOCK, ICI PAINTS, METAIRIE, LA

--------------------------------------------------------------------------------
      VIVIAN TWILBECK, Saia business development executive, New Orleans, LA
--------------------------------------------------------------------------------
                                [TWILBECK PHOTO]

[SIMON PHOTO]

RAY SIMON, St. Cloud, MN, was the Grand Champion in the 2001 National Truck Driving Championships. He's the only three-time winner in the history of the competition, and he entered only three times.

[CUDMORE PHOTO]

GERALD CUDMORE, Watertown, SD, was the three-axle national champion in 2001.

--------------------------------------------------------------------------------
Yellow has two national truck driving champions in RAY SIMON and GERALD CUDMORE (inset).
--------------------------------------------------------------------------------

"We're exceedingly proud of our professional drivers, represented by Ray and Gerald, who have proven they are among the very best drivers in the transportation-services industry. Their performance provides an example of excellence and leadership to their colleagues, our customers, and the general public." William D. Zollars, Chairman, President and CEO, Yellow Corporation

* Photos this page courtesy of Transport Topics, 2001

--------------------------------------------------------------------------------
                                CONNECTING PLACES
--------------------------------------------------------------------------------

There's no getting around it. If you produce a product, you need a reliable, efficient, and dependable way to move it from place to place - from where it is manufactured or stored to locations where it can be sold. - And more often than not, savvy shippers rely on Yellow to handle that crucial piece of their supply-chain puzzle - Every day, our people, our equipment, and our transportation partners, connect places in nearly every corner of the world. We make it happen through the use of state-of-the-art technology combined with professional people, and a strong commitment to customer service. Because of those efforts, our customers have peace of mind their shipments will arrive safely, on-time, and damage-free. - Whether we are providing an expedited shipment across an international border, tracking a shipment as it proceeds to its destination cross country, or providing a charitable shipment for a humanitarian organization, we take our responsibility seriously. Coast-to-coast, city-to-city, country-to-country, or somewhere in between, these are the connections between places on which customers have come to rely.

--------------------------------------------------------------------------------
Did you know...
--------------------------------------------------------------------------------

                              [EXACT EXPRESS LOGO]

One of the ways we connect places is with Exact Express(TM), our expedited, time-definite, guaranteed service. We made a number of system improvements to make it faster and easier for customers to arrange for Exact Express shipments-and it showed. Exact Express revenue grew by 6 percent in 2001, a year in which many expeditors saw their business decline.

                                 [NIELSEN PHOTO]
--------------------------------------------------------------------------------
        MIKE NIELSEN, center manager, Des Moines Customer Service Center
--------------------------------------------------------------------------------

                                 [MORSCH PHOTO]
--------------------------------------------------------------------------------
DR. GARY MORSCH, president, Heart to Heart International, visiting the Isabella Geriatric Center in New York.
--------------------------------------------------------------------------------

"Only an e-mail away! That's how easy it has been for Heart to Heart International to receive transportation support from Yellow Corporation. Every time we have a transportation need in the United States, we just send an e-mail to Mike Nielsen. He promptly and professionally has arranged every request. Our products, such as over-the-counter medicines and personal hygiene products, are desperately needed by social service agencies across the country. Yellow and Heart to Heart together are helping these agencies do what they do best, and that is helping people in need. Yellow is doing its part as a corporate citizen and we send our sincere thanks." Dr. Gary Morsch, President, Heart to Heart International

--------------------------------------------------------------------------------
                                CONNECTING PLACES
--------------------------------------------------------------------------------


[PHOTO OF JEVIC TRUCK]

"We had a situation recently that showed us what a remarkable company Jevic really is. One of our customers absolutely had to have a shipment the next day. Jevic made sure delivery was on time...and the shipment tracked across country. Jevic is superb. I want to thank everyone involved. Jevic more than justified my trust in their care, speed, and incredible service."

PATRICIA GEIGER, CEO, ARTEMIS INDUSTRIES, AKRON, OH

"I wanted to take a minute to congratulate one of your Yellow Transportation employees for her excellent customer service. I recently had a problem getting a very time-sensitive shipment out of Guadalajara, Mexico. Kathy Brumer Was instrumental in getting the shipment delivered...in record time." Ginger Baker, President, Tuesday Welders Metalworks, Dale, TX



--------------------------------------------------------------------------------
KATHY BRUMER, customer service representative,
Des Moines Customer Service Center
--------------------------------------------------------------------------------
                                 [BRUMER PHOTO]

--------------------------------------------------------------------------------
                             CONNECTING INFORMATION
--------------------------------------------------------------------------------


                                [THOMPSON PHOTO]
--------------------------------------------------------------------------------
                                REBECCA THOMPSON
                                help desk analyst
--------------------------------------------------------------------------------

When people think of Yellow, the images that most often come to mind are tractors and trailers - tools of the trade for providing world-class transportation services. - True, goods could not be delivered without trucks, and people to load and drive them. A less visible, but critical component of our success, is our ability to collect and manage information. - Simply put, global commerce cannot function without a modern, efficient transportation system that connects information in a way that benefits the enterprises that ship and receive goods. Companies adept at connecting information on behalf of their customers have a decided edge in the marketplace. That is how we help our customers schedule shipments, manage inventories, and optimize their supply chains. - Our status as a world-class transportation services provider hinges on our ability to satisfy our customers, operate our network at optimum efficiency, and connect information to drive internal processes. - Through the blend of our technologies, our equipment, and our employees, we provide our customers unprecedented accuracy, convenience and timeliness. We provide a world-class web site that is attracting more users every day, many of whom use our site to manage every phase of their transportation experience. - Yellow has made a strong commitment to technology as a key strategy in enhancing profitability and shareholder value. Our technological expertise, and ability to connect information in a meaningful way, makes us stronger today and prepares us for the future.

"I wanted to express my appreciation for the YellowLive(TM) feature on your web site. I had a couple of simple questions to resolve and tried your application with much success. It is taking me longer to type this e-mail than it did to conduct my entire inquiry. Thanks for doing a great job." Beth Davis, Charlotte, NC


--------------------------------------------------------------------------------
JENNY WEIR, customer service representative, communicates with a customer via YellowLive Chat
--------------------------------------------------------------------------------
                                  [WEIR PHOTO]

--------------------------------------------------------------------------------
                             CONNECTING INFORMATION
--------------------------------------------------------------------------------


                        [PHOTO OF MYYELLOW WEBSITE PAGE]

"I discovered MyYellow while browsing through the Yellow web site. I have watched it develop into a web site that absolutely helps my day go more smoothly, and consequently, makes my job a little easier. If it were up to me, all our business would move through Yellow and MyYellow." Laura J. Levine, Mitsubishi Chemical America, Chesapeake, VA

"I recently read that the Yellow web site was chosen as the best in the transportation industry. I wanted to let you know that the only reason I use Yellow as often as i do is because of the features/services I get with MyYellow. No other company comes close. keep up the good work." Kelly Tennant, Central Products, Indianapolis, IN

Pictured below: back, from left, John Randle, Amber Deer, Roy Moore, Ernest Anthony, Todd Williams; front, Jayshri Saha and Luevina Huskey

--------------------------------------------------------------------------------
YELLOW TECHNOLOGIES people help develop high-tech solutions that set us apart in the marketplace
--------------------------------------------------------------------------------
                    [PHOTO OF YELLOW TECHNOLOGIES EMPLOYEES]

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

RESULTS OF OPERATIONS
--------------------------------------------------------------------------------
SIGNIFICANT ACCOUNTING POLICIES
  In the opinion of management, the accounting policies that generally have the most significant impact on the financial position or the results of operations include: claims and insurance accruals, depreciation and capitalization of assets, and goodwill. These accounting policies, and others, are described in further detail in the Notes to Consolidated Financial Statements.

2001 VS. 2000
  Operating revenue for Yellow Corporation (the company) totaled $3.3 billion in 2001, down 8.7 percent from 2000 revenue of $3.6 billion. Operating income for the year was $57.4 million (including unusual item charges of $12.1 million), down from $152.5 million in 2000 (including unusual item benefits of $12.2 million). The unusual item charges in 2001 consisted of integration and reorganization costs and property gains and losses. The unusual item benefits in 2000 consisted of property gains partially offset by integration costs. Net income and income from continuing operations in 2001 was $15.3 million, or $.62 per share (all iper sharei references are diluted), compared to income from continuing operations of $69.3 million in 2000, or $2.79 per share. The company recorded a $1.3 million after-tax charge in 2000 for discontinued operations or ($.05) per share to settle pending liabilities associated with the 1999 bankruptcy of Preston Trucking Company (Preston Trucking). Including this charge, net income for 2000 was $68.0 million, or $2.74 per share.
  Yellow Freight System, Inc. was renamed Yellow Transportation, Inc. (Yellow Transportation) in January 2002. Yellow Transportation revenue for 2001 was $2.5 billion, down 10.3 percent from $2.8 billion in 2000. Operating income for 2001 was $55.9 million (including reorganization costs of $2.8 million) down from $141.8 million in 2000 (including unusual item benefits of $13.5 million). The unusual item benefits in 2000 primarily related to a $20.7 million pretax gain on the sale of real estate property in New York and a $6.5 million pretax loss on an obsolete computer aided dispatch/mobile data terminal technology application. The 2001 operating ratio (operating expenses divided by net revenue) was 97.8 compared to 94.9 in 2000.
  The revenue decline at Yellow Transportation was primarily a result of 13.5 percent lower shipment volume due to the weak economy, partially offset by a 2.9 percent improvement in revenue per hundred weight. A general rate increase averaging 4.9 percent went into effect August 1, 2001 on approximately half of the revenue base not covered by contracts. This increase, partially offset by discounting and a decreasing fuel surcharge, was the primary factor for the improved revenue per hundred weight.
  Yellow Transportation completed implementation of a new high-speed network started in 2000. Standard Ground Regional Advantage service makes Yellow competitive with regional carriers in two- and three-day service lanes. The new network has created operational efficiencies and the service has generated positive feedback from customers. This portion of the business is performing better than other segments of the business and attention will be focused on leveraging these networks in 2002.
  Effective cost management and lower business volumes allowed Yellow Transportation to reduce operating expenses by approximately 75 percent of the decrease in revenue for 2001. Lower business volumes and an aggressive, proactive program of staff reductions in both the labor and management ranks resulted in 7.0 percent lower salaries, wages and benefits expense, more than off-setting contractual pay rate and benefit cost increases. Further savings were achieved by curtailing discretionary spending and modifying operating procedures to improve load average and increase direct loading.
  The financial and operational statistics of Saia Motor Freight Line, Inc.
(Saia) have been restated to reflect the merger of WestEx and Action Express into Saia, which was effective March 2, 2001. Saia revenue for 2001 was $485 million, up .7 percent from $482 million in 2000. Saia had operating income of $11.4 million in 2001 (including integration costs of $6.7 million), compared to $11.9 million in 2000 (including western regional companies' operating loss of $4.7 million). The operating ratio at Saia was 96.3 in 2001 (excluding integration costs) compared to 97.5 in 2000.
  Saia increased revenue primarily due to improved pricing (revenue per hundred weight was up 7.5 percent over last year), mostly offset by decreased tonnage (total tonnage was down 6.4 percent over last year) as a result of weak economic conditions. Yield benefited from a 5.9 percent general rate increase on August 1, 2001 for non-contract customers and a continued shift to higher yielding less-than-truckload (LTL) business.
  Operating  expenses  at  Saia  before  integration  costs

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
decreased slightly from last year as a result of effective cost management, improved productivity and lower business volume. Salaries, wages and benefits expense decreased 1.4 percent from last year primarily due to workforce reductions as a result of the integration and lower business volumes in 2001. Improvements in productivity offset higher workers' compensation and health care costs as well as pay increases. Reductions in fuel cost and vehicle maintenance costs were mostly offset by higher purchased transportation costs to reduce empty miles.
  Jevic Transportation, Inc. (Jevic), had revenue of $286 million, down 6.8 percent from $307 million in 2000. Operating income was $6.0 million in 2001, down from $14.3 million in 2000. The operating ratio at Jevic was 97.9 in 2001 compared to 95.3 in 2000.
  The revenue decrease at Jevic was primarily due to 7.7 percent lower tonnage as a result of a manufacturing recession, weakness in the truckload (TL) market and increased competition. The tonnage decline was partially offset by improved yield as a result of favorable LTL mix changes. Cost reduction efforts and lower business volume allowed Jevic to reduce total operating expenses by 4.3 percent from last year. Salaries, wages and benefits expense was down 2.1 percent from last year as a result of lower employee levels and productivity improvements, partially offset by higher group health insurance and other fringe cost increases. The remaining operating expenses were reduced a similar percent as revenue due to effective variable and discretionary cost controls as well as lower fuel prices.
  The company had a 65 percent interest in Meridian IQ, (formerly Transportation.com), a provider of domestic and international forwarding, multi-modal brokerage and transportation management services. In the third quarter of 2001, the company completed its acquisition of the 35 percent ownership in Transportation.com that it did not previously own from its venture capital partners. From the date of acquisition through December 31, 2001, the company incurred operating losses of $5.7 million related to Transportation.com. Prior to the date of acquisition, the company accounted for their investment in Transportation.com as an unconsolidated joint venture under the equity method of accounting. Accordingly, nonoperating expenses include losses from Transportation.com of $5.7 million in 2001, compared to $3.3 million in 2000.
  Corporate and business development expenses for the company were approximately $10.2 million in 2001 compared to $11.0 million in 2000. Nonoperating expenses were $28.8 million in 2001 compared to $30.8 million in 2000. Interest expense and off balance sheet financing costs were $24.5 million in 2001 compared to $29.5 million in 2000 due to lower average debt levels and lower interest rates and financing costs on the company's variable rate debt.
  The consolidated effective tax rate was 46.3 percent in 2001 compared to 43.0 percent in 2000. The increase in effective rate is due to the impact of nondeductible business expenses and goodwill on lower income before income taxes. The notes to the consolidated financial statements provide an analysis of the income tax provision and the effective tax rate.

2000 VS. 1999
  Operating revenue for the company totaled $3.6 billion in 2000, an 11.2 percent increase over 1999 revenue of $3.2 billion. Operating income for the year was $152.5 million (including unusual item benefits of $12.2 million), up from $107.5 million in 1999 (including net property losses of $0.3 million). The unusual item benefits in 2000 consisted of property gains partially offset by integration costs. Income from continuing operations in 2000 was $69.3 million, or $2.79 per share, compared to $50.9 million in 1999, or $2.02 per share. The company recorded a $1.3 million after-tax charge in 2000 for discontinued operations, or ($.05) per share, to settle pending liabilities associated with the 1999 bankruptcy of Preston Trucking. Including this charge, net income for 2000 was $68.0 million, or $2.74 per share.
  Yellow Transportation operating income for 2000 was $141.8 million (including unusual item benefits of $13.5 million), up from $85.4 million in 1999. The unusual item benefits in 2000 primarily related to a $20.7 million pretax gain on the sale of real estate property in New York and a $6.5 million pretax loss on an obsolete computer aided dispatch/mobile data terminal technology application. Yellow Transportation revenue was $2.8 billion in 2000, up 6.4 percent from $2.6 billion in 1999. The 2000 operating ratio was 94.9, an improvement of 1.8 points over the 1999 operating ratio of 96.7.
  The increase in 2000 revenue was a result of yield improvement (increase in revenue per ton) and operational efficiencies. During 2000, Yellow Transportation began a network re-engineering process that enabled the company to significantly increase its two and three-day

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

CONTINUED
--------------------------------------------------------------------------------
regional service in the Upper Midwest, Northeastern U.S. and Eastern half of Canada. The new Standard Ground Regional Advantage service was created from a network re-engineering effort that began in 2000 in the Cleveland, OH and Buffalo, NY areas. Yellow Transportation has improved shipment pickup and delivery handling processes and added hundreds more metro-to-metro schedules that cut delivery times by one to two days. Yellow Transportation revenue increased as a result of a general rate increase averaging 5.9 percent that went into effect August 1, 2000 on approximately half of the revenue base not covered by contracts and as a result of its fuel surcharge program. Yellow Transportation had no significant change in year over year LTL tonnage. Year over year LTL shipments were down 1.5 percent, however, year over year LTL revenue per ton was up 6.7 percent.
  Yellow Transportation cost per ton increased approximately 5.4 percent in 2000 due to cost increases primarily in salaries, wages and benefits and fuel costs. The salaries, wages and benefits increase over the prior year was due primarily to higher levels of incentive compensation attributable to the company's improved operating performance. Yellow Transportation also experienced increased levels of health and other employee benefit related expenses. Other operating expenses increased from the prior year primarily as a result of fuel costs. Fuel costs, which are about six percent of revenue, increased approximately 38 percent over the prior year.
  Saia had operating income of $11.9 million in 2000 compared to $17.4 million in 1999. The year over year decline in operating income was due substantially to the western regional companies' operating loss of $4.7 million, which were integrated with Saia. Saia revenue grew 5.6 percent to $482 million, up from $457 million in 1999. The operating ratio in 2000 was 97.5 compared to 96.2 in 1999. Year over year LTL tonnage increased 3.5 percent and year over year LTL shipments increased 1.4 percent. Revenue per ton increased 3.8 percent over the prior year. Saia initiated a 5.9 percent price increase on September 1, 2000 for its non-contract customers. Additionally, Saia revenue increased as a result of a fuel surcharge program.
  Saia cost per ton increased 5.2 percent, primarily due to increased claims and insurance costs (40 percent higher than 1999), fuel costs (30 percent higher than 1999) and health care costs. In addition, due to competitive market conditions, wage rates increased in excess of five percent. However, strong variable expense controls and productivity gains in other areas offset increased fuel prices, casualty claims and higher wage and benefit rates.
  Jevic, which was acquired on July 9, 1999, had operating income of $14.3 million in 2000 compared to $10.1 million for the partial year of 1999. Jevic revenue was $307 million in 2000 and $138 million for the partial year of 1999. The operating ratio was 95.3 in 2000 compared to 92.7 for the partial year of 1999.
  On a full year over year basis, Jevic revenue increased 10.4 percent, tonnage increased 3.3 percent and shipments increased 8.5 percent. The full year operating ratio for 1999 was 92.5. Revenue per ton increased 6.8 percent over the prior year, however cost per ton increased approximately 10 percent.
  Jevic experienced increased competition, higher fuel prices, unusually severe northeast winter weather and a late-year economic slowdown. Because Jevic is a hybrid LTL and TL carrier, fuel is a more significant component of operating expense, more than ten percent in 2000. Average fuel cost increased more than 30 percent over 1999. The higher fuel costs were only partially offset by the Jevic fuel surcharge program.
  The company had a 65 percent interest in Meridian IQ, (formerly Transportation.com), a provider of domestic and international forwarding, multi-modal brokerage and transportation management services. In the first half of 2000, the company recorded operating expense of approximately $3.5 million in business development expenses related to Meridian IQ. Beginning in the second half of 2000, the company began accounting for their investment in Meridian IQ as an unconsolidated joint venture under the equity method of accounting. The company's proportionate share of business development expenses of Meridian IQ for the second half of the year was approximately $3.3 million and is reflected as nonoperating expense.
  Corporate and business development expenses for the company were approximately $11.0 million compared to $2.3 million in 1999. The increase over the prior year includes $3.5 million in business development expenses related to Meridian IQ, a $2.7 million charge for costs related to the Saia, WestEx and Action integration and an increase in self-insurance retention reserves. Nonoperating expenses were $30.8 million in 2000 compared to $18.2 million in 1999. Interest expense and off balance sheet financing costs were $29.5 million in 2000, up from

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
$21.4 million in 1999 due to higher average debt levels associated with the July 1999 Jevic acquisition and increased interest rates and financing costs on the company's variable rate debt. There was no change in the company's effective tax rate, which was 43.0 percent in both 2000 and 1999. The notes to the consolidated financial statements provide an analysis of the income tax provision and the effective tax rate.

1999 VS. 1998
  Operating revenue for the company totaled $3.2 billion in 1999, an 11.2 percent increase over 1998 revenue of $2.9 billion. Operating income for the year was $107.5 million, an increase of 28.9 percent over 1998 operating income of $83.4 million. Income from continuing operations in 1999 was $50.9 million or $2.02 per share compared to income from continuing operations of $40.1 million or $1.49 per share in 1998.
  Yellow Transportation 1999 operating income was $85.4 million, a 27.7 percent increase over 1998 operating income of $66.9 million. Operating revenue was $2.6 billion for 1999, up 4.8 percent from $2.5 billion in 1998. The 1999 operating ratio was 96.7 compared to 97.3 in 1998.
  The increase in 1999 revenue was a net result of higher prices, mix changes and volume increases. Yellow Transportation had year over year increases in LTL tonnage of 2.4 percent and LTL shipments of 2.1 percent, as well as a 3.2 percent increase in LTL revenue per ton. Yellow Transportation benefited from a general rate increase averaging 5.5 percent that went into effect on September 1, 1999 on approximately half of the revenue base not covered by contracts. A fuel surcharge was also reactivated at mid-year 1999 in order to offset rising diesel fuel prices. Performance in 1998 was adversely impacted by the loss of business due to customer concerns over the possibility of a work stoppage in connection with negotiations on a new National Master Freight Agreement with the International Brotherhood of Teamsters. A contract was ratified on April 7, 1998.
  Yellow Transportation cost per ton increased 3.2 percent in 1999 due to cost increases in salaries wages and benefits, fuel costs and purchased transportation that were partially offset by increased volume and decreased maintenance related costs and depreciation expense. Salaries, wages and employee benefits as a percentage of revenue increased due to scheduled wage and benefit increases and higher levels of incentive compensation for Yellow Transportation employees. Claims and insurance expense decreased slightly from the prior year, despite the increase in shipments and an increase in total miles of 1.4 percent. Yellow Transportation maintained the use of rail transportation at 27.3 percent in 1999 unchanged from 1998. However, rail cost increases as well as other purchased transportation service contributed to an overall increase in purchased transportation expense. Diesel fuel prices rose in 1999, however a fuel-hedging program substantially offset this cost increase.
  Saia had operating income of $17.4 million in 1999 compared to $23.6 million in 1998. Saia revenue grew 11.9 percent in 1999 to $457 million compared to $408 million in 1998. 1999 operating performance was below 1998 levels due to softer revenue for the early part of 1999 in Texas and Gulf Coast regions with economies tied to the petroleum industry. LTL tonnage increased 11.6 percent and LTL revenue per ton increased 1.0 percent. However, revenue and tonnage trends improved during the last quarter of 1999 due in part to company initiatives to significantly improve service levels. Saia also experienced increased wage and benefit expense resulting in an operating ratio of 96.2 in 1999 compared to 94.2 in 1998.
  Saia cost per ton increased 3.6 percent due primarily to cost increases in salaries, wages and benefits. Depreciation increased due to the addition of revenue equipment in 1998 and 1999. Increased purchase transportation and rentals during 1999 allowed Saia to manage temporary surges in business levels. These increases were partially offset by favorable insurance claims expense compared to the prior year. A fuel surcharge was also reactivated at mid-year 1999 in order to offset rising diesel fuel prices. Saia initiated a 4.5 percent general rate increase on October 1, 1999 on its non-contract customers.
  Jevic was acquired on July 9, 1999 and is operated as a separate subsidiary of the company. Jevic reported operating income of $10.1 million and revenue of $138 million resulting in an operating ratio of 92.7 for the partial year 1999. Operating results for 1999 reflect only contributions since the July 9 acquisition date.
  On a full year-to-year basis, Jevic revenue increased 22.6 percent in 1999 and tonnage increased 18.7 percent. Jevic revenue per ton increased 3.1 percent in 1999 and cost per ton increased 3.2 percent. Jevic initiated a price increase of
5.7 percent on November 15, 1999.
  Corporate and other business development expenses

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

FINANCIAL CONDITION
--------------------------------------------------------------------------------
were $2.3 million in 1999 compared to $7.0 million in 1998. Nonoperating expenses were $18.2 million in 1999 compared to $13.8 million in 1998. The increase in nonoperating expenses is primarily the result of increased financing costs associated with the Jevic acquisition. The effective tax rate was 43.0 percent in 1999 compared to 42.4 percent in 1998. The increase in effective rate is attributable to increased nondeductible expenses, including goodwill amortization associated with the Jevic acquisition.

DISCONTINUED OPERATIONS
  In the second quarter 1998, the company sold Preston Trucking, its northeast regional LTL segment to a management group of three senior officers of Preston Trucking. In 1999, Preston Trucking filed for bankruptcy protection. In 2000, the company recorded a $1.3 million charge net of $0.7 million tax benefit to settle pending liabilities associated with the bankruptcy.

FINANCIAL CONDITION
  The company's liquidity needs arise primarily from capital investment in new equipment, land and structures and information technology, as well as funding working capital requirements.
  To ensure short-term and longer-term liquidity, the company maintains capacity under a bank credit agreement and an asset backed securitization (ABS) agreement involving Yellow Transportation accounts receivable. At December 31, 2001, the company had borrowings of $85 million and at December 31, 2000, the company had borrowings of $60 million against the $300 million bank credit agreement, which expires in April 2004. This facility is also used to provide letters of credit that reduce available borrowings under the credit agreement. At December 31, 2001, the company had approximately $85 million outstanding in surety bonds. These bonds, issued by insurance companies, serve as collateral support primarily for workers' compensation programs in states where the company is self-insured. The price and availability of surety bonds fluctuates over time with general conditions in the insurance market. A lack of availability of surety bonds could result in the need for the company to issue additional letters of credit. Approximately $125 million remained available under the bank credit agreement at year-end 2001 versus $151 million available at year-end 2000.
  Capacity of $18 million remained under the ABS agreement at year-end 2001 versus $23 million available at year-end 2000. Access to the ABS facility is dependent on the company having adequate eligible receivables, as defined under the agreement, available for sale subject to a maximum facility limit of $200 million. The agreement permits the sale of accounts receivable to a wholly owned special purpose corporation which in turn sells an undivided interest to a third party affiliate of a bank. The receivables are removed from the company's balance sheet when sold and the related ABS debt is not reflected in the company's balance sheet as the third party affiliate of the bank that holds the debt is not consolidated in the accompanying consolidated balance sheet. Funds raised by this method are less expensive to the company than issuing commercial paper.
  The company has investment grade credit ratings, with stable outlooks, from both Moody's and Standard & Poor's. Management expects the company to maintain investment grade status for the foreseeable future. However, in the unlikely event the company was to be rated below investment grade, no ratings-driven triggers exist that would have an immediate or material adverse impact on the liquidity of the company.
  Working capital increased from a negative $189 million at year-end 2000 to a negative $57 million at year-end 2001. Working capital is reduced through the Yellow Transportation ABS agreement. Including the effects of the $35 million decrease in the ABS facility and the $63 million decrease in current classification of debt, working capital increased $132 million year over year. The company can operate with negative working capital because of the quick turnover of its accounts receivable and its ready access to sources of short-term liquidity.
  Projected net capital expenditures for 2002 are $115 million, a decrease from 2001 net capital expenditures of $121 million. Net capital for both periods pertains primarily to replacement of revenue equipment at all subsidiaries and additional investments in information technology, land and structures. Net capital expenditures in 2001 totaled $121 million, a decrease from $135 million in 2000. 1999 capital expenditures include $165 million for the acquisition of Jevic. Actual and projected net capital expenditures are summarized in the following table (in millions):

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

                                                       Actual
                                             ---------------------------
                              Projected
                                   2002       2001       2000       1999
                              ---------      ---------------------------
Land and structures:
  Additions                       $  18      $  18      $  21      $  16
  Sales                              (2)        (4)       (28)        (6)
Revenue equipment                    76         67        110         97
Technology and other                 23         20         27         42
Transportation.com investment         -         20          5          -
Jevic acquisition                     -          -          -        165
------------------------------------------------------------------------
Total                             $ 115      $ 121      $ 135      $ 314
------------------------------------------------------------------------

  In the third quarter of 2001, the company completed its acquisition of the 35 percent ownership in Transportation.com that it did not own from its venture partners. The purchase price was approximately $14.3 million.
  On July 9, 1999 the company completed a cash tender offer for all of the common stock of Jevic Transportation, Inc. at $14 share. The aggregate purchase price of the stock, including vested stock options and transaction costs, was approximately $160.8 million, net of anticipated tax benefits relating to the cost of the stock options. Including the assumption of debt, the total transaction cost was approximately $200 million.
  Both acquisitions were financed under the existing $300 million credit facility and ABS agreement.
  At year-end 2001 total balance sheet debt was $220 million compared to $205 million at year-end 2000.
  These facilities provide adequate capacity to fund working capital and capital expenditures requirements.
  Management believes its current financial condition and access to capital is adequate for current operations including funding anticipated capital expenditures and future growth opportunities.

MARKET RISK
  The company is exposed to a variety of market risks, including the effects of interest rates, fuel prices and foreign currency exchange rates. To ensure adequate funding through seasonal business cycles and minimize overall borrowing costs, the company utilizes a variety of both fixed rate and variable rate financial instruments with varying maturities. At December 31, 2001, approximately 70 percent of the debt and off balance sheet financing was at variable rates with the balance at fixed rates. The company entered into a $50 million interest rate swap agreement in December 2000 to hedge a portion of its variable rate debt. The company also acquired interest rate swaps on a portion of variable rate debt assumed in the Jevic acquisition. The interest rate swaps hedge a portion of the exposure the company has to variable interest rates. The company has hedged approximately 24 percent of its variable rate debt. The detail of the company's debt structure, including off balance sheet financial instruments is more fully described on page 39 of the notes to financial statements.
  Yellow Transportation, Saia and Jevic each have implemented effective fuel surcharge programs. These programs are well established within the industry and customer acceptance of fuel surcharges remains high. Since the amount of fuel surcharge is based on average national diesel fuel prices and is reset weekly, company exposure to fuel price volatility is significantly reduced.
  The revenue, operating expenses, assets and liabilities of the Canadian and Mexican subsidiaries are denominated in foreign currencies, thereby creating exposures to changes in exchange rates. However, the risks related to foreign currency exchange rates are not material to the company's consolidated financial position or results of operations and the company does not enter into any financial instruments associated with these risks.

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

CONTINUED
--------------------------------------------------------------------------------
  The following table provides information about the company's financial instruments as of December 31, 2001 and 2000. The table presents principal cash flows (in millions) and related weighted average interest rates by contractual maturity dates. Medium term notes included in fixed rate debt maturing within one year, and intended to be refinanced are classified as long-term in the consolidated balance sheet. For interest rate swaps the table presents notional amounts and weighted average interest rates by contractual maturity. Weighted average variable rates are based on the LIBOR rate as of December 31, 2001.

                                                                                                    December 31
                                                                                     ----------------------------------------
                                              Expected Maturity Date                        2001                 2000
                               --------------------------------------------------    ------------------    ------------------
                                 2002    2003    2004    2005    2006  Thereafter     Total  Fair Value     Total  Fair Value
                               --------------------------------------------------    ------------------    ------------------
Fixed Rate Debt                $ 22.4   $19.5   $16.3   $13.5   $ 8.7    $28.4       $108.8      $114.2    $117.7      $121.9
Average Interest Rate            7.34%   6.29%   6.78%   7.06%   6.79%    7.02%

Variable Rate Debt             $  6.0   $ 5.1   $85.2   $ 8.9   $   -    $ 6.0       $111.2      $111.2    $ 87.7      $ 87.7
Average Interest Rate            2.36%   4.22%   3.69%   3.97%      -%    6.05%

Off Balance Sheet n
 Asset Backed
 Securitization                $141.5                                                $141.5      $141.5    $177.0      $177.0
 Effective Financing Rate        2.13%

Interest Rate Derivatives
(Variable To Fixed):
 Notional Amount               $  5.8   $50.1   $ 0.2   $ 0.2   $ 0.2    $ 4.3       $ 60.8      $ 63.8    $ 62.3      $ 62.2
 Average Pay Rate (Fixed)        5.70%   6.06%   7.65%   7.65%   7.65%    7.65%
 Average Receive Rate
 (Variable)                      3.15%   1.90%   4.03%   4.03%   4.03%    4.03%

OTHER
  The company provides a "pay for performance" incentive compensation plan that rewards employees based on financial goals of operating income and return on capital as well as personal goals. Consolidated results include pay for performance accruals for nonunion employees of $7.1 million, $41.5 million and $33.1 million in 2001, 2000 and 1999 respectively.
  Another component of pay for performance is the company's stock option programs which are discussed on page 42 of notes to the consolidated financial statements.
  Yellow Corporation Board of Directors authorized share repurchase programs of the company's outstanding common stock, with aggregate purchases of up to $10 million in 2001 and $25 million in 2000. The company purchased 1,629,300 treasury shares in 2000 and 855,500 treasury shares in 1999. No shares were repurchased during 2001, although authorization remains to repurchase up to $10 million.
  In 2001, the Financial Accounting Standards Board (FASB) issued Statement No. 142, Goodwill and Other Intangible Assets, that will be adopted by the company on January 1, 2002. Statement No. 142 requires that at least annually, the company assess goodwill impairment by applying a fair value based test and that goodwill no longer be subject to amortization, resulting in an increase in annualized operating income and net income of $3.3 million. The company estimates the impact of this new standard could result in an impairment charge of

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
approximately $75 million and would be recorded as a cumulative effect of change in accounting principle. The notes to consolidated financial statements contain additional information regarding adoption of this statement.
  Also in 2001, the FASB issued Statement No. 143, Accounting for Asset Retirement Obligations and Statement No. 144, Accounting for the Impairment or Disposal of Long-lived Assets. Statement No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred. Statement No. 144 addresses financial accounting and reporting for impairment or disposal of long-lived assets, superceding FASB Statement 121 and APB Opinion No. 30. Statements No. 143 and 144 are effective for the company as of January 1, 2003 and 2002, respectively. The company is currently assessing, but has not yet determined, the complete impact the adoption of these statements will have on its financial position or results of operations.

OUTLOOK
  Consistent with the views of most economists, the company expects it will be the second half of 2002 before meaningful economic improvement materializes. The pricing environment is expected to be competitive, yet stable, over the course of 2002. Given the experience with successful yield and cost management initiatives, all Yellow operating companies are well positioned for strong improvement as the economy rebounds.
  At Yellow Transportation, approximately 80 percent of the employees are represented by the International Brotherhood of Teamsters under a 5-year contract that expires in March 2003. Contract discussions are underway and negotiations toward a new National Master Freight Agreement will accelerate as 2002 progresses.
  The pricing and availability of most forms of insurance have been recently impacted by the events of September 11 and by several well-publicized bankruptcies of large companies. The company expects continued access to appropriate insurance coverage; however, the premiums paid for this coverage are projected to increase significantly. In 2001, insurance premiums represented less than one-half percent of consolidated revenue. Given the size and financial strength of the company, the additional premium expenses are not expected to have a material adverse impact on financial position or results of operations.
  SCS Transportation was formed in early 2002 as a holding company for Saia and Jevic. The formation of this holding company represents progress toward the strategic objective of separating the regional companies from Yellow. Assuming favorable market conditions, the company expects to spin-off SCS Transportation to shareholders during 2002.

FORWARD LOOKING STATEMENTS
  Statements contained in, and preceding management's discussion and analysis that are not purely historical are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the company's expectations, hopes, beliefs and intentions on strategies regarding the future. It is important to note that the company's actual future results could differ materially from those projected in such forward-looking statements because of a number of factors, including but not limited to inflation, labor relations, inclement weather, price and availability of fuel, competitor pricing activity, expense volatility, changes in and customer acceptance of new technology, changes in equity and debt markets and a downturn in general or regional economic activity.

--------------------------------------------------------------------------------
FINANCIAL SUMMARY

Yellow Corporation and Subsidiaries
--------------------------------------------------------------------------------

AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA
--------------------------------------------------------------------------------

                                                                           2001
                                                                     ----------
FOR THE YEAR                                                           (a), (b)

Operating revenue                                                    $3,276,651
Income from operations                                                   57,353
Depreciation and amortization                                           126,143
Interest expense                                                         16,431
Income from continuing operations                                        15,301
Net income (loss) including discontinued operations                      15,301
Net cash from operating activities                                       84,853
Capital expenditures, net                                               121,184

AT YEAR-END
Net property and equipment                                              865,572
Total assets                                                          1,285,777
Total debt (excluding off balance sheet debt)                           220,026
Total debt (including off balance sheet debt)                           361,526
Shareholders' equity                                                    490,989

MEASUREMENTS
 Diluted per share data:
 Income from continuing operations                                          .62
 Net income (loss)                                                          .62

Shareholders' equity per share                                            20.14
Debt to capital ratio (excluding off balance sheet debt)                     31%
Debt to capital ratio (including off balance sheet debt)                     42%
Return on average shareholders' equity - continuing operations              3.2%
Return on average assets - continuing operations                            1.2%
Common stock price range:
High                                                                      27.57
Low                                                                       15.50

Average number of employees                                              30,000




(a) In the third quarter of 2001, the company completed its acquisition of Transportation.com. The results of operations include Transportation.com from the acquisition date.
(b) Income from operations includes a net pretax charge of $12.1 million for unusual items.

--------------------------------------------------------------------------------



--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

       2000             1999             1998              1997
---------------------------------------------------------------
        (c)              (d)              (e)
$ 3,588,140      $ 3,226,847      $ 2,900,577       $ 2,898,414
    152,529          107,506           83,396            98,677
    126,883          110,310          103,856           108,225
     19,491           15,303           11,685            13,546
     69,302           50,915           40,077            52,740
     68,018           50,915          (28,669)           52,435
    227,113          250,036          154,575           119,984
    134,837          313,692           95,633            79,566

    888,578          866,772          702,802           692,159
  1,308,477        1,325,583        1,105,685         1,270,812
    205,437          276,407          157,065           165,705
    382,437          411,407          200,065           183,705
    459,776          409,380          371,252           445,851

       2.79             2.02             1.49              1.84
       2.74             2.02            (1.06)             1.83

      18.65            16.37            13.90             15.77
         31%              40%              30%               27%
         45%              50%              35%               29%
       15.9%            13.0%             9.8%             12.5%
        5.3%             4.2%             3.4%              4.2%

      22.13            19.63            29.88             34.13
      13.81            14.38             9.69             14.13

     32,900           31,200           29,700            29,000


(c) Income from operations includes a net pretax benefit of $12.2 million for unusual items.
(d) In July 1999, the company acquired Jevic Transportation, Inc. The results of operations include Jevic from the acquisition date.
(e) In 1998, the company sold Preston Trucking Company, Inc. All selected financial data has been restated to disclose Preston Trucking as a discontinued operation.

--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS

Yellow Corporation and Subsidiaries December 31, 2001 and 2000
--------------------------------------------------------------------------------

AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA
--------------------------------------------------------------------------------

                                                                      2001           2000
                                                                -------------------------
ASSETS
CURRENT ASSETS:
Cash                                                            $   20,694     $   25,799
Accounts receivable, less allowances of $14,504 and $15,835        208,267        222,926
Fuel and operating supplies                                         14,274         15,455
Prepaid expenses                                                    69,175         49,225
-----------------------------------------------------------------------------------------
Total current assets                                               312,410        313,405
-----------------------------------------------------------------------------------------



PROPERTY AND EQUIPMENT:
Land                                                               115,446        113,929
Structures                                                         597,612        585,960
Revenue equipment                                                1,115,173      1,130,868
Technology equipment and software                                  172,614        168,446
Other                                                              132,561        129,734
-----------------------------------------------------------------------------------------
                                                                 2,133,406      2,128,937
Less - Accumulated depreciation                                  1,267,834      1,240,359
-----------------------------------------------------------------------------------------
Net property and equipment                                         865,572        888,578
-----------------------------------------------------------------------------------------



Goodwill, net of amortization                                      101,722         94,392
Other assets                                                         6,073         12,102
-----------------------------------------------------------------------------------------
Total assets                                                    $1,285,777     $1,308,477
-----------------------------------------------------------------------------------------

--------------------------------------------------------------------------------



--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

                                                                            2001             2000
                                                                     ----------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Checks outstanding in excess of bank balances                        $    70,660      $    64,068
Accounts payable                                                          57,683           76,814
Wages, vacations, and employees' benefits                                130,806          173,332
Deferred income taxes, net                                                 6,511            3,013
Claims and insurance accruals                                             57,471           69,663
Other current and accrued liabilities                                     39,796           46,518
Current maturities of long-term debt                                       6,281           68,792
-------------------------------------------------------------------------------------------------
Total current liabilities                                                369,208          502,200
-------------------------------------------------------------------------------------------------

OTHER LIABILITIES:
Long-term debt                                                           213,745          136,645
Deferred income taxes, net                                                92,817           92,413
Claims, insurance and other                                              119,018          117,443
-------------------------------------------------------------------------------------------------
Total other liabilities                                                  425,580          346,501
-------------------------------------------------------------------------------------------------

Commitments and contingencies

SHAREHOLDERS' EQUITY:
Series A $10 Preferred stock, $1 par value-authorized 750 shares               -                -
Preferred stock, $1 par value-authorized 4,250 shares                          -                -
Common stock, $1 par value-authorized 120,000 shares,
 issued 31,028 and 29,959 shares                                          31,028           29,959
Capital surplus                                                           41,689           23,304
Retained earnings                                                        537,496          522,195
Accumulated other comprehensive income                                    (6,252)          (2,710)
Treasury stock, at cost (6,163 shares)                                  (112,972)        (112,972)
-------------------------------------------------------------------------------------------------
Total shareholders' equity                                               490,989          459,776
-------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                           $ 1,285,777      $ 1,308,477
-------------------------------------------------------------------------------------------------

The notes to consolidated financial statements are an integral part of these balance sheets.

--------------------------------------------------------------------------------
STATEMENTS OF CONSOLIDATED OPERATIONS

Yellow Corporation and Subsidiaries for the years ended December 31
--------------------------------------------------------------------------------

AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA
--------------------------------------------------------------------------------

                                                     2001             2000             1999
                                              ---------------------------------------------
OPERATING REVENUE                             $ 3,276,651      $ 3,588,140      $ 3,226,847
-------------------------------------------------------------------------------------------
OPERATING EXPENSES:
Salaries, wages and employees' benefits         2,074,458        2,210,505        2,041,590
Operating expenses and supplies                   535,762          583,594          490,446
Operating taxes and licenses                      107,156          112,329          100,602
Claims and insurance                               77,250           80,619           70,227
Depreciation and amortization                     126,143          126,883          110,310
Purchased transportation                          286,436          333,846          305,840
Unusual items                                      12,093          (12,165)             326
-------------------------------------------------------------------------------------------
Total operating expenses                        3,219,298        3,435,611        3,119,341
-------------------------------------------------------------------------------------------

INCOME FROM OPERATIONS                             57,353          152,529          107,506
-------------------------------------------------------------------------------------------

NONOPERATING (INCOME) EXPENSES:
Interest expense                                   16,431           19,491           15,303
Interest income                                    (1,210)          (1,140)          (1,207)
Loss on equity method investment                    5,741            3,329                -
Other, net                                          7,866            9,161            4,131
-------------------------------------------------------------------------------------------
Nonoperating expenses, net                         28,828           30,841           18,227
-------------------------------------------------------------------------------------------

INCOME FROM CONTINUING OPERATIONS
 BEFORE INCOME TAXES                               28,525          121,688           89,279
INCOME TAX PROVISION                               13,224           52,386           38,364
-------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                  15,301           69,302           50,915
-------------------------------------------------------------------------------------------

Loss from discontinued operations, net                  -           (1,284)               -
-------------------------------------------------------------------------------------------
NET INCOME                                    $    15,301      $    68,018      $    50,915
-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
AVERAGE COMMON SHARES OUTSTANDING-BASIC            24,376           24,649           25,003
-------------------------------------------------------------------------------------------
AVERAGE COMMON SHARES OUTSTANDING-DILUTED          24,679           24,787           25,168
-------------------------------------------------------------------------------------------

BASIC EARNINGS (LOSS) PER SHARE:
Income from continuing operations             $       .63      $      2.81      $      2.04
Loss from discontinued operations                       -             (.05)               -
-------------------------------------------------------------------------------------------
Net income                                    $       .63      $      2.76      $      2.04
-------------------------------------------------------------------------------------------

DILUTED EARNINGS (LOSS) PER SHARE:
Income from continuing operations             $       .62      $      2.79      $      2.02
Loss from discontinued operations                       -             (.05)               -
-------------------------------------------------------------------------------------------
Net income                                    $       .62      $      2.74      $      2.02
-------------------------------------------------------------------------------------------

The notes to consolidated financial statements are an integral part of these statements.

--------------------------------------------------------------------------------
STATEMENTS OF CONSOLIDATED CASH FLOWS

Yellow Corporation and Subsidiaries for the years ended December 31
--------------------------------------------------------------------------------

AMOUNTS IN THOUSANDS
--------------------------------------------------------------------------------

                                                          2001           2000           1999
                                                     ---------------------------------------
OPERATING ACTIVITIES:
Net income                                           $  15,301      $  68,018      $  50,915
Noncash items included in net income:
 Depreciation and amortization                         126,143        126,883        110,310
 Loss from discontinued operations                           -          1,284              -
 Loss on equity method investment                        5,741          3,329              -
 Deferred income tax provision                          15,864         11,824         11,106
 (Gains) losses from property disposals, net              (133)       (14,876)           326
Changes in assets and liabilities, net:
 Accounts receivable                                    54,264         (5,864)       (54,915)
 Accounts receivable securitizations, net              (35,500)        42,000         92,000
 Accounts payable and checks outstanding               (14,214)        10,843        (18,366)
 Other working capital items                           (92,055)        (6,530)        54,510
 Claims, insurance and other                            (1,419)       (10,649)         3,419
 Other, net                                             10,861            851            731
--------------------------------------------------------------------------------------------
Net cash from operating activities                      84,853        227,113        250,036
--------------------------------------------------------------------------------------------

INVESTING ACTIVITIES:
Acquisition of property and equipment                 (113,186)      (164,804)      (159,275)
Proceeds from disposal of property and equipment        12,132         35,081         10,090
Acquisition of subsidiaries                            (14,300)             -       (164,507)
Other                                                   (5,830)        (5,114)             -
--------------------------------------------------------------------------------------------
Net cash used in investing activities                 (121,184)      (134,837)      (313,692)
--------------------------------------------------------------------------------------------

FINANCING ACTIVITIES:
Unsecured bank credit lines, net                        25,000        (40,000)       100,000
Repayment of long-term debt                            (10,412)       (31,045)       (25,564)
Proceeds from exercise of stock options                 16,638          6,984          1,103
Treasury stock purchases                                     -        (24,997)       (14,824)
--------------------------------------------------------------------------------------------
Net cash from (used in) financing activities            31,226        (89,058)        60,715
--------------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN CASH                         (5,105)         3,218         (2,941)
CASH, BEGINNING OF YEAR                                 25,799         22,581         25,522
--------------------------------------------------------------------------------------------
CASH, END OF YEAR                                    $  20,694      $  25,799      $  22,581
--------------------------------------------------------------------------------------------

SUPPLEMENTAL CASH FLOW INFORMATION:
Income taxes paid, net                               $   5,268      $  47,813      $  16,447
--------------------------------------------------------------------------------------------
Interest paid                                        $  16,628      $  19,761      $  14,569
--------------------------------------------------------------------------------------------

The notes to consolidated financial statements are an integral part of these statements.

--------------------------------------------------------------------------------
STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY

Yellow Corporation and Subsidiaries
--------------------------------------------------------------------------------

AMOUNTS IN THOUSANDS
--------------------------------------------------------------------------------

                                                                                                       Accumulated
                                                                                                             Other
                                                                    Common     Capital    Retained   Comprehensive     Treasury
                                                        Total        Stock     Surplus    Earnings          Income        Stock
                                                    ---------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998                          $ 371,252    $  29,356   $  14,948   $ 403,262       $  (3,163)   $ (73,151)

Net income                                             50,915            -           -      50,915               -            -
Foreign currency translation adjustments                  841            -           -           -             841            -
                                                    ---------
Total comprehensive income                             51,756

Exercise of stock options, including tax benefits       1,103           75       1,028           -               -            -
Treasury stock purchases                              (14,824)           -           -           -               -      (14,824)
Other                                                      93            6          87           -               -            -
-------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999                            409,380       29,437      16,063     454,177          (2,322)     (87,975)

Net income                                             68,018            -           -      68,018               -            -
Foreign currency translation adjustments                 (388)           -           -           -            (388)           -
                                                    ---------
Total comprehensive income                             67,630

Exercise of stock options, including tax benefits       7,646          516       7,130           -               -            -
Treasury stock purchases                              (24,997)           -           -           -               -      (24,997)
Other                                                     117            6         111           -               -            -
-------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2000                            459,776       29,959      23,304     522,195          (2,710)    (112,972)

Net income                                             15,301            -           -      15,301               -            -
Foreign currency translation adjustments                 (616)           -           -           -            (616)           -
Changes in the fair value of interest rate swaps       (2,926)           -           -           -          (2,926)           -
                                                    ---------
Total comprehensive income                             11,759

Exercise of stock options, including tax benefits      19,349        1,063      18,286           -               -            -
Other                                                     105            6          99           -               -            -
-------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2001                          $ 490,989    $  31,028   $  41,689   $ 537,496       $  (6,252)   $(112,972)
-------------------------------------------------------------------------------------------------------------------------------

The notes to consolidated financial statements are an integral part of these statements.

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Yellow Corporation and Subsidiaries
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
PRINCIPLES OF CONSOLIDATION AND
SUMMARY OF ACCOUNTING POLICIES
  The accompanying consolidated financial statements include the accounts of Yellow Corporation and its wholly-owned subsidiaries (the company). All significant intercompany accounts and transactions have been eliminated in consolidation. Management makes estimates and assumptions which affect the amounts reported in the financial statements and footnotes. Actual results could differ from those estimates.
  The company provides transportation services primarily to the less-than-truckload (LTL) market throughout North America. Principal operating subsidiaries are Yellow Transportation, Inc., formerly Yellow Freight System, Inc. (Yellow Transportation), Saia Motor Freight Line, Inc. (Saia), Jevic Transportation, Inc. (Jevic) and Meridian IQ, LLC (Meridian IQ), formerly Transportation.com. The company integrated WestEx, Inc. and Action Express, Inc. into Saia, effective March 2001.
  In the third quarter of 2001, Yellow Corporation acquired the 35 percent ownership in Transportation.com that it did not own from its venture capital partners. The company began consolidating Transportation.com subsequent to the acquisition. Prior to the acquisition date, the company accounted for its 65 percent ownership interest under the equity method of accounting in accordance with EITF 96-16 due to substantive participating rights of the minority investors. Losses on the company's investment were recorded in nonoperating expenses, until the acquisition date.
  Major accounting policies and practices used in the preparation of the accompanying financial statements not covered in other notes to consolidated financial statements are as follows:

- Cash includes demand deposits and highly liquid investments purchased with original maturities of three months or less.

- Fuel is carried at average cost. The company has used heating oil financial instruments to manage a portion of its exposure to fluctuating diesel prices. Under the agreements, the company received or made payments based on the difference between a fixed and a variable price for heating oil. These agreements provided protection from rising fuel prices, but limited the ability to benefit from price decreases below the purchase price of the agreements. Such agreements were in place during 1999 and until August, 2000 when all agreements were completed and no new agreements have been entered into subsequently. At December 31, 1999, the company had agreements for 40.7 million gallons at a cost averaging $.46 per gallon. Gains and losses on the agreements were recognized as a component of fuel expense when the corresponding fuel was purchased.

- The company utilizes interest rate swap contracts to hedge a portion of its variable rate debt. The company acquired certain interest rate contracts in connection with the 1999 Jevic acquisition, which hedge principally LIBOR based floating rate debt. In December 2000, the company entered into a 3 year interest rate swap agreement with a notional amount of $50 million under which the company pays a fixed rate of 6.06 percent and receives a variable three month LIBOR rate. This interest rate contract has been designated as a hedge of the company's exposure to a portion of its off balance sheet variable rate ABS financing. At December 31, 2001 approximately 70 percent of the company's debt and off balance sheet financing was variable rate and the company had interest rate contracts for fixed rates on approximately one fourth of this variable rate debt. These interest rate contracts had notional amounts totaling $60.8 million and $62.3 million at December 31, 2001 and December 31, 2000, respectively. The company recorded a $34 thousand loss in 2001 and no loss in 2000 in other net nonoperating expense representing the ineffectiveness of the correlation between the hedge and the off balance sheet financing. At December 31, 2001, the company recorded $2.9 million unrealized loss on the interest rate contracts as a decrease to accumulated other comprehensive income. The differentials paid under the contracts designated as hedges are recognized as adjustments to interest expense or financing costs as appropriate, and approximated $800,000 in 2001.

- Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method based on the following service lives:

                                            Years
                                          -------
Structures                                10 - 40
Revenue equipment                          3 - 14
Technology equipment and software           3 - 5
Other                                      3 - 15

- Maintenance and repairs are charged to operations currently; replacements and improvements are capitalized.

- The company's investment in technology equipment and software consists primarily of advanced customer service and freight management communications equipment and related software.

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Yellow Corporation and Subsidiaries
--------------------------------------------------------------------------------

CONTINUED
--------------------------------------------------------------------------------
- The company capitalizes certain costs associated with developing or obtaining internal-use software. Capitalizable costs include external direct costs of materials and services utilized in developing or obtaining the software, payroll and payroll-related costs for employees directly associated with the project. For the years ended December 31, 2001, 2000 and 1999, the company capitalized $3.6 million, $4.5 million and $6.7 million, respectively, primarily payroll-related costs.

- Unusual items includes property gains or losses on disposition of property, integration and reorganization costs. Integration charges were $6.7 million in 2001 and $2.7 million in 2000 associated with the integration of Action Express and WestEx into Saia. Integration charges consisted of severance, costs associated with disposition of duplicate facilities, costs of relogoing the WestEx and Action fleet and losses on the liquidation of receivables of the merged entities. Reorganization costs were $4.8 million in 2001 and primarily associated with the reorganization of Yellow Transportation and Transportation.com. These charges included employee separation costs, lease termination and rent costs and loss on disposition of assets. Net gains (losses) from operating property dispositions totaled $0.1 million in 2001, $14.6 million in 2000, and ($0.3) million in 1999.

- Claims and insurance accruals, both current and long- term, reflect the estimated cost of claims for workers' compensation, cargo loss and damage, and bodily injury and property damage not covered by insurance. These costs are included in claims and insurance expense except for workers' compensation which is included in employees' benefits expense.
  Reserves for workers' compensation are primarily based upon actuarial analyses prepared by independent actuaries and are discounted to present value using a risk-free rate at the date of occurrence. The risk-free rate is the U.S. Treasury rate for maturities that match the expected pay-out of workers' compensation liabilities. The process of determining reserve requirements utilizes historical trends and involves an evaluation of claim frequency, severity and other factors but not certain future administrative costs. The effect of future inflation for costs is implicitly considered in the actuarial analyses. Adjustments to previously established reserves are included in operating results.
  At December 31, 2001 and 2000, estimated future payments for workers' compensation claims aggregated $107.0 million and $110.5 million, respectively. The present value of these estimated future payments was $87.4 million at December 31, 2001, and $91.4 million at December 31, 2000.

- Revenue is recognized on a percentage completion basis while expenses are recognized as incurred.

- The exercise of stock options under the company's various stock option plans gives rise to compensation included in the taxable income of the stock recipient and deducted by the company for federal and state income tax purposes. The compensation results from increases in the fair value of the company's common stock after the date of grant. The compensation is not recognized in expense in the accompanying financial statements. The related tax benefits increase capital surplus directly.

- Comprehensive income for the three years ended December 31, 2001 includes foreign currency translation adjustments and changes in the fair value of interest rate swaps which are net of tax (benefit) expense of ($2.2) million in 2001, ($0.2) million in 2000, and $0.2 million in 1999.

- Goodwill at December 31, 2001 and 2000, net of accumulated amortization of $13 million and $10 million respectively, is being amortized on a straight-line basis over 20-40 years. In 2001, the company used an estimate of business unit's undiscounted cash flows over the remaining life of the goodwill in measuring whether goodwill was recoverable. On June 30, 2001, the Financial Accounting Standards Board (FASB) issued Statement No. 142, Goodwill and Other Intangible Assets, that will be adopted by the company on January 1, 2002. Statement No. 142 requires that upon adoption and at least annually thereafter, the company assess goodwill impairment by applying a fair value based test. With the adoption of Statement No. 142, goodwill will no longer be subject to amortization, resulting in an increase in annualized operating income and net income of $3.3 million. The company estimates the impact of this new statement could result in an impairment charge of approximately $75 million and would be recorded as a cumulative effect of change in accounting principle. The impairment charge relates to Jevic which has been adversely impacted by the downturn in the economy and increased and intense competition, subsequent to its 1999 acquisition by the company.

- Certain reclassifications have been made to the prior year consolidated financial statements to conform with current presentation.

--------------------------------------------------------------------------------



--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

DEBT AND FINANCING
At December 31, debt consisted of the following (in thousands):

                                                                                                      2001         2000
                                                                                                  ---------------------
Unsecured credit agreement                                                                        $ 85,000     $ 60,000
Unsecured medium term notes                                                                         77,250       84,250
Industrial development bonds                                                                        18,900       20,550
Subordinated debentures, average interest rate of 6.9%, installment
 payments due from 2005 to 2011                                                                     16,310       16,211
Fixed rate mortgage notes, monthly principal and interest payments, final payment of $9,707 due January 2009, interest rates ranging from 7.0% to 7.7%, collateralized by Jevic
 facilities (net book value of $12,398 and $13,134)                                                 11,590       11,790
Variable rate term notes, monthly principal and interest payments, due through November 2002,
 collateralized by Jevic revenue equipment (net book value of $4,962 and $6,478)                     5,889        7,272
Variable rate mortgage note, monthly principal and interest payments, final payment of $4,497
 due November 2005, collateralized by Jevic facilities (net book value of $8,790 and $9,108)         5,045        5,169
Capital leases and other                                                                                42          195
-----------------------------------------------------------------------------------------------------------------------
Total debt                                                                                         220,026      205,437
Current maturities                                                                                   6,281       68,792
-----------------------------------------------------------------------------------------------------------------------
Long-term debt                                                                                    $213,745     $136,645
-----------------------------------------------------------------------------------------------------------------------

  The company has a $300 million unsecured credit agreement with a group of banks which expires April 2004. At December 31, 2001 and 2000, $85 million and $60 million in borrowings were outstanding, and letters of credit issued under the agreement were $90 million and $89 million. Available borrowings under the credit agreement were $125 million and $151 million at December 31, 2001 and 2000, respectively. The agreement may be used for additional short-term borrowings and for the issuance of standby letters of credit. Interest on borrowings is based, at the company's option, at a fixed increment over the London interbank offered rate or the agent bank's base rate, which was 2.44 percent and 6.00 percent at December 31, 2001 and 2000, respectively. Under the terms of the agreement, among other restrictions, the company must maintain a minimum consolidated net worth and total debt must be no greater than a specified ratio of earnings before interest, income taxes, depreciation and amortization and rents, as defined. At December 31, 2001 and 2000, the company was in compliance with all terms of this credit agreement.
  The company also has an Asset Backed Securitization (ABS) agreement that allows it to periodically transfer undivided percentage ownership interests in a revolving pool of Yellow Transportation trade receivables to a multi-seller conduit (conduit) administered by an independent financial institution. The agreement has no stated maturity but has an underlying letter of credit with the financial institution with a 364 day maturity. The company considers the ABS facility as debt for calculations of debt capacity and credit rating purposes.
  Under the terms of the agreement, the company may transfer trade receivables to a bankruptcy-remote special purpose entity (SPE) and the conduit must purchase from the SPE an undivided ownership interest of up to $200 million, in those receivables. The SPE has been structured to be legally separate from the company, but is wholly owned and consolidated by the company. The percentage ownership interest in receivables purchased by the conduit may increase or decrease over time, depending on the characteristics of the SPE's receivables, including delinquency rates and debtor concentrations. The company services the receivables transferred to the SPE and receives a servicing fee, which company management has determined approximates market compensation for these services.

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Yellow Corporation and Subsidiaries
--------------------------------------------------------------------------------

CONTINUED
--------------------------------------------------------------------------------
  Under the terms of the agreement, the conduit pays the SPE the face amount of the undivided interest at the time of purchase. On a periodic basis, this sales price is adjusted, resulting in payments by the SPE to the conduit of an amount that varies based on the interest rate on certain of the conduit's liabilities and the length of time the sold receivables remain outstanding. During 2001 and 2000, the company had gross sales of accounts receivable of $152 million and $193 million and redemptions of $188 million and $151 million, respectively.
  The company's loss on these sale of receivables to the conduit was $8.0 million in 2001, $10.1 million in 2000 and $6.1 million in 1999 and is included in other nonoperating expense in the statement of consolidated operations. From an economic perspective, the loss on sale of receivables represents a financing charge.
  At December 31, 2001 and 2000, the outstanding balance of SPE receivables was $98 million and $109 million, which is net of $142 million and $177 million of receivables sold by the SPE with undivided interests to the conduit. The company's retained interest in the SPE's receivables is subordinate to, and provides credit enhancement for the conduit's ownership interest in the SPE's receivable, and is available to the conduit to pay any fees or expenses due to the conduit, and to absorb all credit losses incurred on any of the SPE's receivables.
  The company maintains financing flexibility under the credit agreement and the ABS agreement. Medium term notes maturing within one year of $22 million, and intended to be refinanced, are classified as long-term. Medium term notes have scheduled maturities through 2008 with fixed interest rates ranging from 6.0 percent to 7.9 percent.
  The company has loan guarantees, mortgages and lease contracts in connection with the issuance of industrial development bonds used to acquire, construct or expand terminal facilities. Interest rates on some issues are variable. Rates on these bonds and other debt currently range from 2.4 percent to 7.5 percent, with principal payments due through 2020.
  The principal maturities of long-term debt for the next five years (in thousands) are as follows: 2002 - $6,281, 2003 - $24,627, 2004 - $123,482, 2005
- $22,468, 2006 - $8,729, thereafter $34,439.
  Based on the borrowing rates currently available to the company for debt with similar terms and remaining maturities, the fair value of total balance sheet debt at December 31, 2001 and 2000, was approximately $225 million and $210 million.

EMPLOYEE BENEFITS
  Certain subsidiaries provide defined benefit pension plans for employees not covered by collective bargaining agreements (approximately 15 percent of total employees). The benefits are based on years of service and the employees' final average earnings. The company's funding policy is to contribute the minimum required tax deductible contribution for the year while taking into consideration any variable Pension Benefit Guarantee Corporation premium. Approximately 40 percent of the plans' assets consist of fixed income securities, 50 percent are invested in U.S. equities, and 10 percent are invested in international equities.
  Effective January 1, 2000, the Board of Directors adopted an amendment to the pension plan that provides for the payment of unreduced benefits, at early retirement, for a participant whose combination of age and vested service equals 85 years or greater.
  The following tables set forth the plans' funded status and components of net pension cost (in thousands):

--------------------------------------------------------------------------------



--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

                                                                             2001             2000
                                                                        --------------------------
Change in benefit obligation:
Benefit obligation at beginning of year                                 $ 309,029        $ 258,867
Service cost                                                               14,191           11,326
Interest cost                                                              23,427           21,733
Plan amendment                                                              1,660              543
Actuarial loss                                                             19,472           25,352
Benefits paid                                                             (11,744)          (8,792)
--------------------------------------------------------------------------------------------------
Benefit obligation at end of year                                       $ 356,035        $ 309,029
--------------------------------------------------------------------------------------------------

Change in plan assets:
Fair value of plan assets at beginning of year                          $ 269,765        $ 257,720
Actual return on plan assets                                              (12,864)          (1,610)
Employer contributions                                                     29,445           22,447
Benefits paid                                                             (11,744)          (8,792)
--------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                                $ 274,602        $ 269,765
--------------------------------------------------------------------------------------------------

Funded status                                                           $ (81,433)       $ (39,264)
Unrecognized transition asset                                              (2,235)          (6,120)
Unrecognized prior service cost                                            13,985           13,629
Unrecognized net actuarial loss                                            27,382          (14,594)
--------------------------------------------------------------------------------------------------
Accrued benefit cost                                                    $ (42,301)       $ (46,349)
--------------------------------------------------------------------------------------------------

                                                            2001             2000             1999
                                                       -------------------------------------------
Net pension cost:
Service cost - benefits earned during the period       $  14,191        $  11,326        $   9,782
Interest cost on projected benefit obligation             23,427           21,733           17,981
Actual return on plan assets                              12,864            1,610          (39,418)
Amortization of unrecognized net assets                   (1,080)          (1,275)          (1,799)
Net deferral                                             (33,569)         (22,352)          15,409
--------------------------------------------------------------------------------------------------
Net pension cost                                       $  15,833        $  11,042        $   1,955
--------------------------------------------------------------------------------------------------

Weighted average assumptions at December 31:
 Discount rate                                              7.25%            7.50%            7.75%
 Rate of increase in compensation levels                    4.50%            4.50%            4.50%
 Expected rate of return on assets                          9.00%            9.00%            9.00%

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Yellow Corporation and Subsidiaries
--------------------------------------------------------------------------------

CONTINUED
--------------------------------------------------------------------------------
  The company contributes to multi-employer health, welfare and pension plans for employees covered by collective bargaining agreements (approximately 60 percent of total employees). The health and welfare plans provide health care and disability benefits to active employees and retirees. The pension plans provide defined benefits to retired participants. The company charged to expense and contributed the following amounts to these plans (in thousands):

                              2001            2000            1999
                         -----------------------------------------
Health and welfare       $ 150,012       $ 154,730       $ 141,884
Pension                    157,148         167,772         151,964
------------------------------------------------------------------
Total                    $ 307,160       $ 322,502       $ 293,848
------------------------------------------------------------------

  Under current legislation regarding multi-employer pension plans, a termination, withdrawal or partial withdrawal from any multi-employer plan that is in an under-funded status would render the company liable for a proportionate share of such multi-employer plans' unfunded vested liabilities. This potential unfunded pension liability also applies to the company's unionized competitors who contribute to multi-employer plans. Based on the limited information available from plan administrators, which the company cannot independently validate, the company believes that its portion of the contingent liability would be material to its financial position and results of operations. The company's unionized subsidiary has no intention of taking any action that would subject the company to obligations under the legislation.
  The company's employees covered under collective bargaining agreements can also participate in a contributory 401(k) plan. There are no employer contributions to this plan.
  Certain subsidiaries also sponsor defined contribution plans, primarily for employees not covered by collective bargaining agreements. The plans principally consist of contributory 401(k) savings plans and noncontributory profit sharing plans. Company contributions to the 401(k) savings plans consist of both a fixed matching percentage and a discretionary amount. The nondiscretionary company match is equal to 25 percent of the first six percent of an eligible employees contributions. The company's discretionary contributions for both the 401(k) savings plan and profit sharing plans are determined annually by the Board of Directors of each participating company. Contributions for each of the three years in the period ended December 31, 2001, were not material to the operations of the company.
  The company and its operating subsidiaries each provide annual performance incentive awards to nonunion employees which are based primarily on actual operating results achieved compared to targeted operating results. Operating results in 2001, 2000 and 1999 include performance incentive accruals for nonunion employees of $7.1 million, $41.5 million and $33.1 million, respectively. Performance incentive awards for a year are primarily paid in the first quarter of the following year.

STOCK OPTIONS
  The company has reserved 4.7 million shares of its common stock for issuance to key management personnel of the company and its operating subsidiaries under four stock option plans. The plans generally permit grants of nonqualified stock options and grants of stock options coupled with a grant of stock appreciation rights. The 1992 plan also permits grants of restricted stock awards.
  Under the plans, the exercise price of each option equals the market price of the company's common stock on the date of grant and the options expire ten years from the date of grant. The options vest ratably, generally over a period of four years.
  In addition, the company has reserved 200,000 shares of its common stock for issuance to its Board of Directors.
  The company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for its plans. No significant compensation cost was recognized in any of the three years ended December 31, 2001. The following table presents pro forma net income and diluted earnings per

--------------------------------------------------------------------------------



--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
share, had compensation costs been recognized in accordance with Financial Accounting Standards Board Statement No. 123, Accounting for Stock-Based Compensation. The pro forma calculations, were estimated using the Black-Scholes option-pricing model with the following weighted average assumptions.

                                                           2001          2000          1999
                                                         -----------------------------------
Dividend yield                                                -%            -%            -%
Expected volatility                                        36.8%         36.2%         40.4%
Risk-free interest rate                                     4.2%          5.9%          5.9%
Expected option life (years)                                  3             3             3
Fair value per option                                    $ 6.04        $ 4.85        $ 5.42

-------------------------------------------------------------------------------------------

(In millions except per share data)
Net income                                               $ 15.3        $ 68.0        $ 50.9
Pro forma compensation expense, net of tax benefit          2.1           1.7           2.1
-------------------------------------------------------------------------------------------
Pro forma net income                                     $ 13.2        $ 66.3        $ 48.8
-------------------------------------------------------------------------------------------
Pro forma earnings per share - diluted                   $  .53        $ 2.67        $ 1.94
-------------------------------------------------------------------------------------------

  At December 31, 2001, 2000 and 1999, options on approximately 1,054,000 shares, 1,421,000 shares, and 1,283,000 shares respectively were exercisable at weighted average exercise prices of $20.62, $18.12 and $17.18, respectively. The weighted average remaining contract life on outstanding options at December 31, 2001, 2000 and 1999 was 7.3 years, 7.9 years and 7.8 years. A summary of activity in the company's stock option plans is presented in the following table.

                                                              Exercise Price
                                                     --------------------------
                                        Shares       Weighted
                                   (thousands)        Average             Range
                                   --------------------------------------------
Outstanding at December 31, 1998         3,053        $ 18.10   $ 11.50 - 27.00
Granted                                    751          15.97     15.00 - 18.13
Exercised                                  (75)         13.28     12.25 - 17.13
Cancelled                                 (595)         19.71     12.25 - 27.00
-------------------------------------------------------------------------------
Outstanding at December 31, 1999         3,134          17.44     11.50 - 27.00
Granted                                  1,170          16.63     14.56 - 18.75
Exercised                                 (517)         13.54     11.50 - 18.13
Cancelled                                 (412)         19.13     11.50 - 27.00
-------------------------------------------------------------------------------
Outstanding at December 31, 2000         3,375          17.55     11.50 - 27.00
Granted                                     42          20.30     18.25 - 21.87
Exercised                               (1,063)         15.64     11.50 - 24.05
Cancelled                                  (83)         18.57     12.25 - 24.05
-------------------------------------------------------------------------------
Outstanding at December 31, 2001         2,271        $ 18.46   $ 11.50 - 27.00
-------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Yellow Corporation and Subsidiaries
--------------------------------------------------------------------------------

CONTINUED
--------------------------------------------------------------------------------
ACQUISITIONS
  In the third quarter of 2001, the company completed its acquisition of the 35 percent ownership in Meridian IQ (formerly Transportation.com) that it did not previously own, from its venture partners. The cash purchase price of approximately $14.3 million was allocated primarily to goodwill ($10.3 million) and tax benefit receivable ($4.0 million). The purchase agreements provide for material contingent payments to be paid to the sellers in the event of a public offering of Meridian IQ on or before August 2006. The company has no plans for a public offering of Meridian IQ. In accordance with FASB Statement 142, no amortization of goodwill was recorded in 2001. The results of Meridian IQ have been consolidated in the company's financial statements from September 2001 through December 31, 2001.
   The following unaudited pro forma financial information for the company gives effect to the Meridian IQ acquisition as if it had occurred on January 1, 2000. These pro forma results of operations have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisition occurred on the date indicated, or which may result in the future. (Pro forma financial information is in millions, except per share data.)

                                                For The Year Ended
                                                  December 31,
                                                 2001          2000
                                            -----------------------

Revenue                                     $ 3,296.5     $ 3,594.8
Net income from continuing operations       $    11.9     $    65.6
Net income                                  $    11.9     $    64.3
-------------------------------------------------------------------

Per Share Data:
Net income from continuing operations       $     .48     $    2.64
Net income                                  $     .48     $    2.59
-------------------------------------------------------------------

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

Purchase Price:
Common stock purchased                                    $   149.9
Stock options, net of tax benefit                               7.0
Transaction fees                                                3.9
-------------------------------------------------------------------
Total                                                     $   160.8
-------------------------------------------------------------------

  Including assumption of debt of approximately $45 million, the total transaction cost was approximately $200 million. The transaction was accounted for under purchase accounting and the excess of purchase price over fair value of assets acquired was allocated to goodwill and was amortized over 40 years through December 31, 2001. Accordingly, the results of operations for Jevic have been included in the company's financial statements from July 10, 1999 through December 31, 2001.
  Both acquisitions were financed under the company's existing credit facilities.

--------------------------------------------------------------------------------



--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

DISCONTINUED OPERATIONS
  In July 1999, Preston Trucking Company (a former segment of the company sold in 1998) ceased operations and commenced a liquidation of its assets under federal bankruptcy regulations. The company recorded a charge to discontinued operations of $1.3 million net of tax benefit of $0.7 million in 2000 to settle pending liabilities associated with the bankruptcy. The company does not anticipate any material change in the loss from disposition of the discontinued operations.

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

                                                      2001                 2000
                                                 ------------------------------
Depreciation                                     $ 140,967            $ 134,873
Prepaids                                            11,191               12,828
Employee benefits                                   33,277               40,926
Revenue                                             21,082               22,620
Other                                                1,937                1,187
-------------------------------------------------------------------------------
Gross tax liabilities                              208,454              212,434
-------------------------------------------------------------------------------
Claims and insurance                               (48,174)             (65,153)
Bad debts                                           (5,287)              (5,660)
Employee benefits                                  (22,783)             (21,101)
Revenue                                            (18,346)             (16,241)
Other                                              (14,536)              (8,853)
-------------------------------------------------------------------------------
Gross tax assets                                  (109,126)            (117,008)
-------------------------------------------------------------------------------
Net tax liability                                $  99,328            $  95,426
-------------------------------------------------------------------------------

  A reconciliation between income taxes at the federal statutory rate and the consolidated effective tax rate from continuing operations follows:

                                               2001          2000          1999
                                               --------------------------------
Federal statutory rate                         35.0%         35.0%         35.0%
State income taxes, net                         0.2           4.1           3.4
Nondeductible goodwill                          3.7           0.9           0.7
Nondeductible business expenses                 9.9           3.1           3.2
Foreign tax rate differential                  (1.5)          0.5           0.7
Other, net                                     (1.0)         (0.6)            -
-------------------------------------------------------------------------------
Effective tax rate                             46.3%         43.0%         43.0%
-------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Yellow Corporation and Subsidiaries
--------------------------------------------------------------------------------

CONTINUED
--------------------------------------------------------------------------------

The income tax provision from continuing operations consists of the following (in thousands):

                                                  2001           2000           1999
                                             ---------------------------------------
Current:
U.S. federal                                 $    (340)     $  34,355      $  23,554
State                                           (2,805)         6,358          4,158
Foreign                                            505           (151)          (454)
------------------------------------------------------------------------------------
Current income tax provision                    (2,640)        40,562         27,258
------------------------------------------------------------------------------------
Deferred:
U.S. federal                                    13,465          9,703          9,182
State                                            2,810          1,445            822
Foreign                                           (411)           676          1,102
------------------------------------------------------------------------------------
Deferred income tax provision                   15,864         11,824         11,106
------------------------------------------------------------------------------------
Income tax provision                         $  13,224      $  52,386      $  38,364
------------------------------------------------------------------------------------
Based on the income before income taxes:
Domestic                                     $  27,285      $ 122,033      $  89,269
Foreign                                          1,240           (345)            10
------------------------------------------------------------------------------------
Income before income taxes                   $  28,525      $ 121,688      $  89,279
------------------------------------------------------------------------------------


EARNINGS PER COMMON SHARE

                                           Continuing Operations    Discontinued Operations
                                           ------------------------------------------------
                                Average
                            Incremental                Earnings                       Loss
                                 Shares    Earnings   Per Share          Loss    Per Share
                            ---------------------------------------------------------------
1999
Basic                            25,003    $ 50,915    $   2.04      $      -     $      -
Effect of dilutive options          165           -        (.02)            -            -
-------------------------------------------------------------------------------------------
Diluted                          25,168    $ 50,915    $   2.02      $      -     $      -
-------------------------------------------------------------------------------------------

2000
Basic                            24,649    $ 69,302    $   2.81      $ (1,284)    $   (.05)
Effect of dilutive options          138           -        (.02)            -            -
-------------------------------------------------------------------------------------------
Diluted                          24,787    $ 69,302    $   2.79      $ (1,284)    $   (.05)
-------------------------------------------------------------------------------------------

2001
Basic                            24,376    $ 15,301    $    .63      $      -     $      -
Effect of dilutive options          303           -        (.01)            -            -
-------------------------------------------------------------------------------------------
Diluted                          24,679    $ 15,301    $    .62      $      -     $      -
-------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------



--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

  The impacts of certain options were excluded from the calculation of diluted earnings per share because average exercise prices were greater than the average market price of common shares. Data regarding those options is summarized below:

                                                                 2001      2000       1999
                                                              ----------------------------
Weighted average option shares outstanding (in thousands)         611     1,500      1,666
Weighted average exercise price                               $ 24.18   $ 20.79    $ 21.44

COMMITMENTS, CONTINGENCIES AND UNCERTAINTIES
  The company leases certain terminals and equipment. At December 31, 2001, the company was committed under noncancelable lease agreements requiring minimum annual rentals payable as follows: 2002 - $35.1 million, 2003 - $22.3 million, 2004 - $12.0 million, 2005 - $6.7 million, 2006 - $3.8 million and thereafter, $6.6 million.
  Projected 2002 net capital expenditures are $115 million, of which $24 million was committed at December 31, 2001.
  The pricing and availability of most forms of insurance, including surety bonds, have been recently impacted by the events of September 11 and by several well-publicized bankruptcies of large companies. The company expects continued access to appropriate insurance coverage; however, the premiums paid for this coverage are projected to increase significantly. In 2001, insurance premiums represented less than one- half percent of consolidated revenue. Given the size and financial strength of the company, the additional premium expenses are not expected to have a material adverse impact on financial position or results of operations.
  Various claims and legal actions are pending against the company. It is the opinion of management that these matters will have no significant impact upon the financial position or results of operations of the company.

BUSINESS SEGMENTS
  The company reports financial and descriptive information about its reportable operating segments, on a basis consistent with that used internally for evaluating segment performance and allocating resources to segments.
  The company has four reportable segments that are strategic business units offering different products and services. Yellow Transportation is a reportable segment that provides comprehensive national, regional and international transportation services. Saia, a regional LTL carrier is a reportable segment that provides overnight and second-day service in twenty-one states and Puerto Rico. Jevic, a reportable segment operating primarily in the Northeast, is a hybrid LTL/TL carrier that provides overnight and second-day service. Meridian IQ is a reportable segment that provides domestic and international forwarding, multi-modal brokerage and transportation management services.
  The segments are managed separately because each requires different operating, technology and marketing strategies. The company evaluates performance primarily on operating income and return on capital.
  The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Management fees and other corporate services are charged to segments based on direct benefit received or allocated based on revenues.

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Yellow Corporation and Subsidiaries
--------------------------------------------------------------------------------

CONTINUED
--------------------------------------------------------------------------------

  The following table summarizes the company's continuing operations by business segment (in thousands):

                                            Yellow                                            Corporate
                                    Transportation         Saia        Jevic  Meridian IQ     and Other    Consolidated
                                    -----------------------------------------------------------------------------------
2001
Operating revenue                       $2,492,332   $  485,379   $  286,203   $   11,292    $    1,445      $3,276,651
Income (loss) from operations               55,884       11,426        6,012       (5,738)      (10,231)         57,353
Identifiable assets                        757,484      275,852      231,520       17,641         3,280       1,285,777
Capital expenditures, net                   80,463       13,579        6,036          822        20,284*        121,184
Depreciation and amortization               76,227       25,269       23,897          698            52         126,143
-----------------------------------------------------------------------------------------------------------------------

2000
Operating revenue                       $2,777,772   $  481,990   $  307,019   $   16,788    $    4,571      $3,588,140
Income (loss) from operations              141,829       11,855       14,309       (4,507)      (10,957)        152,529
Identifiable assets                        722,808      296,818      257,451            -        31,400       1,308,477
Capital expenditures, net                   61,791       35,025       24,008          256        13,757         134,837
Depreciation and amortization               68,780       24,674       23,622          120         9,687         126,883
-----------------------------------------------------------------------------------------------------------------------

1999
Operating revenue                       $2,611,580   $  456,635   $  137,875   $   16,124    $    4,633      $3,226,847
Income (loss) from operations               85,412       17,355       10,073       (3,006)       (2,328)        107,506
Identifiable assets                        743,681      284,013      257,099        6,456        34,334       1,325,583
Capital expenditures, net                   76,882       38,984       14,032          133       183,661**       313,692
Depreciation and amortization               67,806       22,508       10,898          123         8,975         110,310
-----------------------------------------------------------------------------------------------------------------------

* Includes capital expenditures of $14.3 million for the acquisition of Transportation.com.
** Includes capital expenditures of $164.5 million for the acquisition of Jevic.

  Meridian IQ includes the operations of Transportation.com as well as other non-asset based services. The segment data for Meridian IQ includes the partial year results of operations of Transportation.com and other non-asset based services for the periods they were part of the company's consolidated financial results. As previously discussed in the notes to consolidated financial statements, from June 2000 through August 2001, Transportation.com was accounted for under the equity method of accounting. Accordingly, nonoperating expenses include losses from Transportation.com of $5.7 million in 2001 and $3.3 million in 2000. Full year revenue for Meridian IQ was $31.1 million, $23.4 million and $16.1 million in 2001, 2000 and 1999, respectively. Full year operating losses for Meridian IQ were ($16.8) million, ($13.7) million and ($3.0) million in 2001, 2000 and 1999, respectively.
  Total revenue from foreign sources totaled $26.0 million, $24.5 million and $21.4 million, in 2001, 2000 and 1999 respectively and are largely derived from Canada and Mexico.

--------------------------------------------------------------------------------
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

TO THE SHAREHOLDERS OF YELLOW CORPORATION:
  We have audited the accompanying consolidated balance sheets of Yellow Corporation (a Delaware corporation) and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, cash flows and shareholders' equity for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Yellow Corporation and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP
Kansas City, Missouri - January  25, 2002

--------------------------------------------------------------------------------
SUPPLEMENTARY INFORMATION

Yellow Corporation and Subsidiaries
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

QUARTERLY FINANCIAL INFORMATION
(UNAUDITED)
(Amounts in thousands except per share data)

                                                 First          Second           Third          Fourth
                                               Quarter         Quarter         Quarter         Quarter
                                             ---------------------------------------------------------
2001
Operating revenue                            $ 831,978       $ 824,770       $ 834,613       $ 785,290
Income from operations                          12,443          17,635          19,237           8,038
Net income                                       1,746           5,656           6,478           1,421
Diluted earnings per share                         .07             .23             .26             .06

2000
Operating revenue                            $ 882,086       $ 904,166       $ 918,898       $ 882,990
Income from operations                          25,287          46,003          43,361          37,878
Income from continuing operations               10,477          23,511          19,553          15,761
Loss from discontinued operations                    -               -               -          (1,284)
Net income                                      10,477          23,511          19,553          14,477
Diluted earnings (loss) per share:
 From continuing operations                        .41             .92             .80             .66
 From discontinued operations                        -               -               -            (.05)

COMMON STOCK
   Yellow Corporation stock is held by approximately 2,350 shareholders of record. The company's only class of stock outstanding is common stock, traded in over-the-counter markets. Trading activity averaged 262,000 shares per day during the year, up from 163,000 shares per day in 2000. Prices are quoted by the National Association of Securities Dealers Automatic Quotation National Market System (NASDAQ-NMS) under the symbol YELL.
   The high and low prices at which Yellow Corporation common stock traded for each calendar quarter in 2001 and 2000 follow:

                     High         Low
                     -----------------
2001
--------------------------------------
First Quarter        24.69       15.63
Second Quarter       20.15       15.50
Third Quarter        27.57       16.82
Fourth Quarter       26.45       18.00

2000
--------------------------------------
First Quarter        19.13       15.25
Second Quarter       22.13       13.81
Third Quarter        16.88       14.25
Fourth Quarter       20.38       14.13

--------------------------------------------------------------------------------
OFFICERS


--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

YELLOW CORPORATION

William D. Zollars
Chairman of the Board,
President and Chief Executive Officer

William F. Martin, Jr.
Senior Vice President
Legal/Corporate Secretary

Donald G. Barger, Jr.
Senior Vice President
Chief Financial Officer

Gregory A. Reid
Senior Vice President and
Chief Marketing Officer

Stephen L. Bruffett
Vice President and Treasurer


YELLOW TRANSPORTATION, INC.

James L. Welch
President and Chief Operating Officer


YELLOW TECHNOLOGIES, INC.
Lynn M. Caddell
President


SCS TRANSPORTATION, INC.
H.A. Trucksess, III
President


  SAIA MOTOR FREIGHT LINE, INC.
  Richard D. O'Dell
  President


  JEVIC TRANSPORTATION, INC.
  Paul J. Karvois
  President


MERIDIAN IQ, LLC
James D. Ritchie
President

--------------------------------------------------------------------------------

                         [PHOTO OF BOARD OF DIRECTORS]

--------------------------------------------------------------------------------
LEFT TO RIGHT: Howard M. Dean, William D. Zollars, William L. Trubeck, John C. McKelvey, Carl W. Vogt, Richard C. Green, Jr., Cassandra C. Carr, Dennis E. Foster

BOARD OF DIRECTORS

WILLIAM D. ZOLLARS
Director since 1999
Chairman of the Board
President and Chief Executive
Officer of the Company

CASSANDRA C. CARR 3.
Director since 1997
Senior Executive Vice
President External Affairs,
SBC Communications, Inc.

HOWARD M. DEAN 2.
Director since 1987
Chairman, Dean Foods
Company

DENNIS E. FOSTER 1., 3.*
Director since 2000
Retired Vice Chairman,
Alltel Corporation

RICHARD C. GREEN, JR. 2.
Director since 2001
Chairman, UtiliCorp United, Inc.

JOHN C. MCKELVEY 1.*
Director since 1977
President and Chief Executive
Officer, Menninger Foundation
and Menninger Psychiatric Clinic

WILLIAM L. TRUBECK 2.*
Director since 1994
Senior Vice President
and Chief Financial Officer,
Waste Management, Inc.

CARL W. VOGT 1., 3.
Director since 1996
Of Counsel, formerly
Senior Partner
Fulbright & Jaworski LLP

WILLIAM F. MARTIN, JR.
Secretary to the Board

1. Audit Committee
2. Compensation Committee
3. Governance Committee
*  Committee Chairman


YELLOW CORPORATION
P.O. Box 7563
Overland Park, KS
66207
913-696-6100
http://www.yellowcorp.com


INDEPENDENT PUBLIC ACCOUNTANTS
Arthur Andersen, LLP
Kansas City, MO


TRANSFER AGENT AND REGISTRAR
Mellon Investor Services
P.O. Box 3315
So. Hackensack, NJ
01606
800-851-9677
http://www.melloninvestor.com


ANNUAL MEETING
April 18 at 9:30 a.m.
Yellow Corporation
10990 Roe Avenue
Overland Park, KS
66211


10-K REPORT
Please write to:
Treasurer
Yellow Corporation
or see our web site

--------------------------------------------------------------------------------

                          [PHOTO OF STATUE OF LIBERTY]

Following the events of September 11, this advertisement appeared nationally. We present it here as a tribute to America's heroic response.
--------------------------------------------------------------------------------


                 OUR PRIDE IN AMERICA SHINES BRIGHTER THAN EVER.



    Yellow extends our heartfelt condolences to all the victims and families affected by the attacks on America. Yellow is proud to play a small part in helping to move America forward by continuing our mission of making global commerce work in a safe and secure manner.


                            [YELLOW CORPORATION LOGO]
                                 YES WE CAN.(SM)


                               (C) 2002 Yellow Corporation. All Rights Reserved.

                            [YELLOW CORPORATION LOGO]


                                  P.O. Box 7563
                             Overland Park, KS 66207
                               www.yellowcorp.com

                           Printed in the U.S.A. #505