Form 10-K, Exhibit 13
period 2002-12-31
YELLOW CORP
filed 2003-03-06
CIK 716006

                                                                    EXHIBIT 13.1

                               Yellow Corporation

                               2002 Annual Report

                                 to Shareholders

                     [BACKGROUND PHOTO OF MALE EMPLOYEE]



                              I AM THE NEW YELLOW.






                      Yellow Corporation 2002 Annual Report

[YELLOW LOGO]

                     I am one of more than 23,000 employees
                        who make global commerce work by
                   connecting people, places, and information.
                  I transport goods for some 400,000 customers.
                   And I deliver on the promise of a new kind
                      of transportation services provider.

                       I automate transportation systems.
                      I connect a customer's materials and
                        finished products with critical,
                    time-sensitive data to streamline every
                            link in the supply chain.

                  [BACKGROUND PHOTO OF FEMALE OFFICE EMPLOYEE]






                        I AM A DRIVER OF NEW ECONOMIES.

                      I know how to combine a best-in-class
                  transportation network with state-of-the-art
                 technology to deliver not just transportation,
                          but transportation solutions.
                     I create peace of mind for my customers
                       and make transportation management
                       a source of competitive advantage.

                 [BACKGROUND PHOTO OF MALE EMPLOYEE ON FORKLIFT]






                         I AM A PRODUCTIVITY SPARKPLUG.

                      I run one of the most sophisticated
                       networks of trucks, trains, planes,
                        and ships anywhere on the planet.
                             I manage logistics for
                         thousands of deliveries a day-
                      seven days a week, 365 days a year.

                [BACKGROUND PHOTO OF FEMALE EMPLOYEE DISPATCHER]







                             I AM COMMAND CENTRAL.

                    I serve my customers and do what it takes
                         to exceed their expectations.
                    I anticipate the challenges, from weather
                         to customs to delivery times.
                  I ensure that each shipment arrives, intact,
                where it needs to be, when it needs to be there.
                         I work with a sense of urgency.

         [BACKGROUND PHOTO OF FEMALE EMPLOYEE IN FRONT OF CITY SKYLINE]






                                I AM RELENTLESS.

                     I manage a transportation network using
                          state-of-the-art technology.
                          I know the location of every
                        shipment with pinpoint accuracy.
                  Technology enables me to deliver shipments,
                         manage information, and improve
                            my customer's experience.

            [BACKGROUND PHOTO OF MALE EMPLOYEE IN FRONT OF WORLD MAP]






                                I AM A NETWORK.

                       I do what it takes to enable global
                          commerce by handling all the
                              complex challenges of
                        getting goods from where they are
                     to where they need to be--across town,
                             around the country, and
                              throughout the world.

         [BACKGROUND PHOTO OF MALE EMPLOYEE IN FRONT OF TRUCKING FLEET]






                              I AM A GLOBAL FORCE.

                             WE ARE THE NEW YELLOW.





                       Together, we are the new Yellow(R)-
               a comprehensive transportation services provider.
               We operate across the full transportation spectrum
                    from the database to the delivery point.

                         THREE COMPONENTS. ONE COMPANY.





                  We are a new kind of transportation partner.
                           And when people say to us,
                       "I didn't know you could do that,"
                     we have a simple answer: Yes We Can(R).

                    [CORE PURPOSE OVERLAPPING GRAPHIC BOXES]


                                                     Meridian IQ

              Yellow
              Transportation

                                     Core
                                    Purpose




                                                 Yellow
                                           Technologies


                         ONE COMPANY. ONE CORE PURPOSE.

             The Yellow organization is united by our core purpose:
                    making global commerce work by connecting
                        people, places, and information.

YELLOW TRANSPORTATION

The mission of Yellow Transportation, our largest subsidiary, is to be the leading provider of guaranteed, time-definite, defect-free, hassle-free transportation services for business customers worldwide. We provide regional, national, and international transportation and related services to some 400,000 customers by applying a wealth of resources: a transportation network backed by state-of-the-art tracking and system management technology, the best people in the industry, and superior customer service. We offer a comprehensive set of transportation solutions, delivered by a team of technology-enabled customer service professionals and through our web site, MyYellow.com. We've compiled a superb track record of quality, reliability, and safety. We can get the job done--and we do.

MERIDIAN IQ

By combining people, processes, and technology, Meridian IQ plans and coordinates the movement of goods throughout the world. We deliver discipline and efficiency to our customers' transportation processes through a complete range of global transportation management services. Our web-native technology allows companies to automate and enhance shipment planning, optimization, and administration, while improving connectivity with their suppliers and customers. Meridian IQ can manage inbound and outbound transportation on a global scale on behalf of our customers. Our services range from complete transportation solution design, implementation, and execution to brokerage and international forwarding services that facilitate the movement of goods by any mode, anytime, anywhere in the world. Ultimately, we improve our customers' supply chain performance in pursuit of our vision: to be the recognized leader in global transportation management services.

YELLOW TECHNOLOGIES

The 300-plus professionals of Yellow Technologies focus on a vital mission: to provide innovative information solutions and exceptional technology services that create a competitive advantage for Yellow businesses. We apply technology to manage our transportation network more efficiently and to serve customers more effectively. Yellow Technologies reflects our conviction that information lies at the heart of any transportation challenge.

A BROAD PORTFOLIO OF SERVICE OFFERINGS



COMPREHENSIVE DOMESTIC COVERAGE

Standard Ground (TM) features extensive reach with direct delivery points throughout North America. Standard Ground (TM) Regional Advantage offers fast regional service in major metro-to-metro markets. Our growing NAFTA service provides dedicated capabilities for shipments to and from Mexico and Canada.

GUARANTEED TIME-DEFINITE SOLUTIONS

Our Exact Express(R) service provides expedited, time-definite shipping using a seamless combination of air and ground transportation resources and a commitment to nothing less than 100 percent customer satisfaction-guaranteed. We also provide guaranteed on-time service at standard transit times with continuous shipment monitoring and proactive notification through our Definite Delivery(R) service.

SPECIALIZED SERVICES

Yellow offers an array of focused services to meet specialized transportation needs including Exhibit Services, Chemical Services, Return Goods Management, Temperature-Controlled Shipping, and Multi-Modal and Specialized Equipment Capabilities.



[EXACT EXPRESS LOGO]        [DEFINITE DELIVERY LOGO]      [STANDARD GROUND LOGO]

ONE-STOP SHOPPING FOR YELLOW CUSTOMERS



GLOBAL TRANSPORTATION SERVICES

Yellow offers a complete range of global transportation management services for companies worldwide. From design and implementation to planning and execution of orders and shipments, Meridian IQ (TM) and Yellow Global (R) improve connectivity with suppliers and trade partners. Our experienced transportation management professionals coordinate the movement of shipments anywhere in the world, via any mode, at any time.

TRANSPORTATION MANAGEMENT TOOLS

Yellow also provides a wealth of services designed to make the management of transportation more efficient and more effective. Our 24/7 Customer Service Centers use the latest technology to provide up-to-the-minute support. The Yellow web site, MyYellow(R).com, is used by more than 100,000 customers to log in, order, and track shipments. PowerTMS, our web-native transportation management system delivered by Meridian IQ, handles everything from order management to compliance monitoring and provides enhanced visibility for the entire process.



[YELLOW GLOBAL LOGO]          [MYYELLOW.COM LOGO]             [MERIDIAN IQ LOGO]

DEAR SHAREHOLDER,

Yellow Corporation had an excellent year in 2002, and we are optimistic about our future. As a result of our operating excellence and strategic progress, we outperformed a struggling economy and a falling stock market. In fact, when I reflect on the years since our turnaround began in 1997, I can say with confidence that the "New Yellow" is continuing to move from vision to reality. We enter 2003 with a focused strategy, a strong balance sheet, an outstanding operating platform, and a dedicated and talented team. Our competitive position has improved, and we are poised for growth.

WHAT THE NEW YELLOW ACCOMPLISHED

Our results for 2002 will have been thoroughly digested by the time this report reaches shareholders, and highlights are interspersed throughout this letter and detailed throughout the report. But a few metrics are worth noting here:
Earnings per share from continuing operations, excluding unusual items, nearly doubled from $0.56 to $1.03. Operating income, excluding unusual items, increased from $43.6 million to $55.3 million. And operating revenue increased
4.8 percent to $2.62 billion.

Our impressive performance has been driven by the Yellow strategy implemented over the last several years, from a company operating in the less-than-truckload market segment to a global transportation services and solutions provider backed by a dedicated technology team. Our set of services and solutions broadened during the year, and the company as a whole became more focused after the spin-off of SCS Transportation (a Yellow subsidiary consisting of regional companies, Saia Motor Freight Line and Jevic Transportation).

The spin-off was important for three reasons. First, it enabled us to accelerate growth as we pursue a more focused strategy. Second, it generated substantial capital, complemented by the capital we raised in a very successful equity offering in the second quarter. We used most of that capital to repay $237 million in debt- a reduction of 66 percent. We will use the additional capacity we created to accelerate our future growth. Third, the spin-off has benefited our shareholders, creating additional market value for

[3D BAR CHART]

                    1999             2000              2001               2002

                     411              382               361                124



                     Yellow Total Debt (dollars in millions)

[3D BAR CHART]

                    1999             2000              2001               2002

YELL Market Cap      427              527               673                802

SCST Market Cap                                                            145



               Yellow Market Capitalization (dollars in millions) the combined companies. Our balance sheet is strong, and we ended the year with a clear focus, a solid strategy, and growing momentum.

Part of that momentum can be attributed to the demise of one of our competitors, Consolidated Freightways, which closed in September. This closure created a market opportunity of $1.5 billion and, through focused planning and excellent execution, Yellow captured an immediate increase in profitable business. We're aggressively but prudently building market share in this industry.

Just as important as the opportunity to grow, of course, is the necessity of profitability. Here we made great progress in 2002-one reason that our income growth outpaced revenue growth so significantly. Today, approximately 80 percent of our cost structure is variable, which means we are much more flexible in our ability to respond to market changes. We will continue to work hard on improving the bottom line by controlling costs, managing our customer mix, and increasing our emphasis on higher-growth, higher-margin premium services such as Exact Express. Not coincidentally, Exact Express grew by 36 percent in a flat economy, a testament to our penetration strategy.

Yellow continued to earn public recognition for its quality, technology, and performance. In 2002, Yellow Transportation was recertified under ISO 9001:
2000, an important assessment of quality; significantly, this new certification is a comprehensive measure of our overall operations. Our customers take comfort from the quality they experience when dealing with Yellow, but this recognition also provides an objective assessment of the quality we've built into our business and that our people apply to their jobs every day.

In a tribute to our growing international capabilities, Yellow Global received the President's "E" Award from the U.S. Department of Commerce for excellence in export service--the nation's highest honor for exporting firms and service organizations. Yellow continued to earn recognition for its technology prowess; in InfoWeek magazine, we were ranked No. 8 on its list of the 500 top companies for innovation in technology. And for the third year in a row, Yellow was honored to be on Fortune magazine's list of "America's Most Admired Companies," where we were rated No. 1 in our industry for innovation and quality.

Finally, we salute four drivers whose excellence has been recognized on a national scale. Veteran Yellow driver James March, from Lancaster, Pennsylvania, was the Grand Champion in the 2002 ATA Driving Championships. That marks the second year in a row a Yellow driver has won the Grand Champion title--an incredible achievement. Three other Yellow drivers also excelled in the events:
Dave Murphy (Boise, Idaho) and Neil Nogues (Manchester, New Hampshire) placed first and second, respectively, in their classes. And Charlie Brown (Kansas City, Missouri) won the competition's Professional Excellence Award for the driver who exemplifies the highest level of professionalism and a strong commitment to safety. While we believe every Yellow driver represents our commitment to safety and professionalism, these four drivers' achievements are especially noteworthy.

WHAT THE NEW YELLOW IS TODAY: ONE-STOP SHOPPING

As previously noted, the spin-off of SCS Transportation resulted in a more focused Yellow Corporation, and the New Yellow today consists of two operating companies, Yellow Transportation and Meridian IQ, supported by Yellow Technologies. Together, these companies enable us to focus on our core purpose: making global commerce work by connecting people, places, and information.

At the heart of our company is asset-based Yellow Transportation: the people, infrastructure, and systems that help our customers get their shipments to destinations around the world on time. For the last several years, we have broadened the capabilities of Yellow Transportation, and now have a full range of transportation services used by some 400,000 customers: one-stop shopping. Every Yellow Transportation service is backed by an experienced team of technology-enabled professionals--an incredibly important ingredient in customer satisfaction and peace of mind. Today, more than 100,000 customers are using MyYellow.com to place orders, track shipments, and manage billing.

Those familiar with transportation services know our business has grown in complexity, particularly with respect to the challenge of

[LINE GRAPH]





                      Yellow Stock Performance (in dollars)
supply-chain management. Meridian IQ, launched in the first quarter of 2002, provides complete transportation management solutions and state-of-the-art technology to customers looking for supply-chain improvements and faster ROI. Meridian IQ offers choices to business customers through flexible, scalable web-native technology that helps them manage transportation services or allows them to outsource the function entirely. Customers can get a Meridian IQ solution up and running in as little as two months, considerably faster than most competitive offerings. This growing component of the Yellow family adds value through a seamless blending of people, expertise, and systems. As a non-asset-based company, Meridian IQ responds to customer needs and challenges with great speed and flexibility and will provide Yellow Corporation access to better margins, accelerated growth, and improved return on capital.

We have consistently talked about the increased importance of the technology component in transportation services. Our third Yellow subsidiary, Yellow Technologies, consists of the people and the technologies that enable all our employees to do their jobs better, to serve our customers more effectively, and to make the business of transportation more efficient.

Three distinct components; one powerful company. That's the New Yellow. And here's how we are going to take advantage of the opportunities we see before us.

WHAT THE NEW YELLOW WILL ACCOMPLISH

There are multiple growth opportunities ahead for Yellow. An economic turnaround, when it occurs, will serve as a catalyst for growth. We can't control the economy, but we can respond to economic and industry opportunities and focus on building revenue, enhancing the bottom line, and expanding shareholder value.

Today's Yellow Corporation has fully embraced the concept of one- stop shopping for customers. Our much broader portfolio of services is providing more value for our customers and, as a result, creating better returns for Yellow. Value-added services--such as Exact Express--have generated higher growth, and offer higher margins than our more traditional services. Meridian IQ enables us to offer customers a comprehensive transportation management solution. We'll continue to add premium services as we identify opportunities for growth, and we'll continue to improve our efficiency so we can deliver better service that will exceed customer expectations.

Everyone at Yellow Corporation is excited and optimistic about the future of our company. We are excited because we see an industry that is continuing to evolve and is still absolutely essential to the global economy. Yellow is also continuing to transform itself to provide leadership in this critical industry.

We are optimistic because of our many strengths. Those strengths include a comprehensive portfolio of service offerings, a global network that offers reliability, speed, and best-in-class technology, and one of the strongest financial positions in our history. We are also optimistic because of our team of 23,000 people, dedicated to exceeding customer expectations. They truly bring our "Yes We Can" attitude to life.

Thanks to Yellow employees for a job well done in 2002, thanks to our customers for their loyalty, and thanks to our shareholders for their confidence and support.




/s/ William D. Zollars

William D. Zollars                                 [PHOTO OF WILLIAM D. ZOLLARS]
Chairman of the Board,
President and Chief Executive Officer
Yellow Corporation

Management's Discussion and Analysis of Financial
Condition and Results of Operations



Overview

Yellow Corporation (also referred to as "Yellow," "we" or "our") is a holding company that through wholly owned operating subsidiaries offers its customers a wide range of asset and non-asset-based transportation services integrated by technology. Yellow Transportation, Inc. (Yellow Transportation) offers a full range of regional, national and international services for the movement of industrial, commercial and retail goods. Meridian IQ, LLC (Meridian IQ) is a non-asset global transportation management company that plans and coordinates the movement of goods worldwide to provide customers a single source for transportation management solutions. Yellow Technologies, Inc. provides innovative technology solutions and services exclusively for Yellow companies.

The following management's discussion and analysis explains the main factors impacting our results of operations, liquidity and capital expenditures and the critical accounting policies of Yellow. This information should be read in conjunction with the accompanying financial statements and notes to the financial statements.

Forward-Looking Statements

This entire annual report encompassing management's discussion and analysis and certain statements in the Notes to Consolidated Financial Statements includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21 of the Securities Exchange Act of 1934, as amended (each a "forward-looking statement"). Forward-looking statements include those preceded by, followed by or include the words "should," "expects," "believes," "anticipates," "estimates" or similar expressions. Our actual results could differ materially from those projected by these forward-looking statements due to a number of factors, including without limitation, inflation, labor relations, inclement weather, price and availability of fuel, competitor pricing activity, expense volatility, changes in and customer acceptance of new technology, changes in equity and debt markets and a downturn in general or regional economic activity.


2002 Highlights

We initiated several strategic events that resulted in positive and significant changes in 2002. The following either supported our strategic initiatives to enhance our financial position, focused on our growth strategies or impacted the business environment in which we operate.

Equity Offering

In April, we completed an equity offering of 3.9 million shares at a price of $25.50 per share. We received $93.8 million of net proceeds from the offering. The net proceeds were used to repay debt in order to provide capacity for investments in our growth strategies.

Meridian IQ Acquisitions

In July, Meridian IQ announced that it had acquired selected assets, consisting primarily of customer contracts, of Clicklogistics, Inc. (Clicklogistics) for nominal cash consideration. Clicklogistics provides non-asset transportation and logistics management services.

In August, Meridian IQ completed the acquisition of MegaSys, Inc. (MegaSys), a Greenwood, Indiana based provider of non-asset transportation and logistics management services, for approximately $17 million. The acquisition price primarily related to $9.3 million of goodwill and $7.1 million of identifiable intangible assets. As part of the acquisition, Meridian IQ negotiated an earnout arrangement, which provides for contingent consideration to be paid by Meridian IQ upon MegaSys generating cash flow levels in excess of an established rate of return through December 31, 2005. If reached, the earnout amount could increase the purchase price up to an additional $18 million. We believe the acquisition supports our plans to grow our non-asset-based business and be a single-source transportation provider.

Continued Consolidation Within the Industry

On September 3, the trend of consolidation within the less-than-truckload (LTL) industry continued when Consolidated Freightways, Inc. (CF) announced it was filing for Chapter 11 bankruptcy. CF was the third largest national LTL carrier with 2001 annual revenue of approximately $2 billion. Yellow Transportation followed a disciplined and proactive approach regarding the acquisition of the former CF business by evaluating each consumer relationship based on return on investment and available capacity. As a result of this strategic approach, Yellow Transportation had revenue growth on an annualized basis of approximately $300 million, with incremental margin increases on that revenue base of at least 20 percent, while maintaining its quality of service. Future revenue and margin results could vary depending on the economy and the retention of former CF customers.

Spin-Off of SCS Transportation, Inc.

On September 30, we successfully completed the 100 percent distribution (the spin-off ) of all of the shares of SCS Transportation, Inc. (SCST) to our shareholders. Shares were distributed on the basis of one share of SCST common stock for every two shares of Yellow common stock. As part of the spin-off agreement, SCST paid Yellow approximately $114 million in cash and assumed debt of $16 million for a total dividend of $130 million. We used the proceeds to reduce debt and pay fees associated with the spin-off.

We do not anticipate future obligations or liabilities in addition to those already recorded in our financial statements related to the spin-off. As a result of the spin-off, our financial statements have

Management's Discussion and Analysis of
Financial Condition and Results of Operations



been reclassified to reflect SCST as discontinued operations for all periods presented. Results of operations discussed below will focus on results from continuing operations unless otherwise stated.

Stronger Financial Position

We believe that each of the events above improved our financial strength and position in the market place. We reduced our total debt, including ABS borrowings, since December 31, 2001 by $237 million, resulting in a balance of $124 million at December 31, 2002. A leading financial indicator in our industry, debt to capitalization net of available cash, was a solid 21.0 percent as of December 31, 2002, an improvement over last year's 41.1 percent. We believe our strong financial position allows us to compete more effectively during economic downturns and invest in our strategic initiatives. Refer to the Financial Condition section for further details of our liquidity and capital expenditures.


Results of Operations

Consolidated Results

The following table summarizes the Statement of Consolidated Operations for the three years ended December 31:

                                                                                                    Percent Change
                                                                                                    --------------
(in millions)                          2002               2001              2000            2002 vs. 2001     2001 vs. 2000
                                       ----               ----              ----            -------------     -------------

Operating Revenue                    $2,624.1           $2,505.1          $2,799.1               4.8%           (10.5)%
Operating Income                         46.9               38.2             126.7              22.8%           (69.9)%
Nonoperating
  Expenses, net                           9.3               20.8              21.6             (55.3)%           (3.7)%
Income from
  Continuing Operations                  24.0               10.6              61.6             126.4%           (82.8)%
Income (Loss) from
  Discontinued Operations              (117.9)               4.7               6.4               n/m(1)         (26.6)%
Net Income (Loss)                    $  (93.9)          $   15.3          $   68.0            (713.7)%          (77.5)%

(1) Not meaningful.

2002 compared to 2001

Our 2002 operating revenue improved over 2001, primarily as a result of increased volumes at Yellow Transportation from growth in premium services and increased market share from the

CF closure. We also recognized additional revenue with a full year of Meridian IQ activity, including the acquisitions of Clicklogistics and MegaSys.

Operating income in 2002 included $8.4 million of unusual charges mostly related to the spin-off of SCST. Spin-off charges represented bank fees and external legal and accounting services. Operating income also included higher corporate expenses in 2002 mostly related to increased incentive compensation accruals of $2.7 million and professional services of $1.6 million. These costs along with the spin-off charges of $6.9 million are included under "Corporate" in the Business Segments footnote.

Nonoperating expenses improved by $11.5 million in 2002 as a result of lower interest charges on variable-rate debt and financing costs for our asset backed securitization (ABS) obligations, due to both lower interest rates and lower average borrowings. In addition, nonoperating costs in 2001 included a loss of $5.7 million for our equity investment in Transportation.com. Since September 2001, when we acquired the remaining ownership in Transportation.com, results for this entity have been consolidated under Meridian IQ and reported as operating income or losses.

Our effective tax rate on continuing operations for 2002 was 36.2 percent compared to 39.0 percent in 2001. The lower tax rate resulted from a variety of factors, including decreased nondeductible business expenses and the implementation of prudent tax planning strategies. Our notes to the financial statements provide an analysis of the income tax provision and the effective tax rate.

Our net loss of $93.9 million for 2002 occurred due to the impairment of goodwill associated with Jevic Transportation, Inc. ( Jevic) and the spin-off of SCST. We recorded a non-cash charge of $75.2 million in the first quarter of 2002 for the impairment of goodwill related to the acquisition of Jevic. In the third quarter of 2002, we recorded a non-cash charge of $52.6 million for the difference between the carrying value of SCST and the fair value, as determined by the market capitalization of SCST at the spin-off date. Due to the non-cash nature of the charges, neither charge resulted in tax benefits. As a result of the spin-off, both non-cash charges and income from operations of $9.9 million for SCST are reflected in discontinued operations on our Statement of Consolidated Operations for 2002.

2001 compared to 2000

Our 11 percent decline in operating revenue from 2000 to 2001 resulted from a significant decrease in volumes at Yellow Transportation. The variances between 2001 and 2000 were compounded even further due to the strength of the 2000 economic environment and our record profitability in that year. The 2001 economic slowdown was characterized by a large drop-off in business volumes in a short period of time. The significant drop in volumes, resulting in our lowest tonnage since 1987, created excess capacity in the industry and increased pressure on pricing.

Management's Discussion and Analysis of Financial Condition and Results of Operations



Operating income in 2001 included $5.4 million of unusual charges mostly related to reorganization costs along with property gains and losses. The fluctuation in unusual charges between years reduced operating income by $19.8 million, since 2000 included unusual benefits of $14.4 million as a result of significant net property gains. The net property gains in 2000 primarily consisted of a $20.7 million pretax gain on the sale of real estate property in New York and a $6.5 million pretax loss on obsolete computer aided dispatch technology, both at Yellow Transportation.

Yellow Transportation Results

The table below provides summary information for Yellow Transportation for the three years ended December 31:

                                                                     Percent Change
                                                                     --------------
(in millions)            2002          2001         2000     2002 vs. 2001    2001 vs. 2000
                         ----          ----         ----     -------------    -------------

Operating Revenue     $ 2,547.1     $ 2,492.3    $ 2,777.8        2.2%          (10.3)%
Operating Income           70.6          55.9        141.8       26.3%          (60.6)%
Operating Ratio            97.2%         97.8%        94.9%       0.6pp          (2.9)pp

2002 compared to 2001

As discussed under our consolidated results, Yellow Transportation realized increased volumes in 2002 over 2001 as a result of its premium services and market share growth from the CF closure in September. Our LTL shipment volumes increased by 2.3 percent in 2002 from 2001. Prior to the CF closure, volumes were flat in 2002 compared to 2001. A primary indicator of pricing, LTL revenue per hundred weight excluding fuel surcharge, was up 1.9 percent in 2002 compared to 2001. The increase in volume and price resulted from a disciplined approach to reviewing customer mix and specific yield management efforts.

Premium services, an integral part of our strategy to offer a broad portfolio of services and meet the increasingly complex transportation needs of our customers, continued to produce favorable operating results. Premium services at Yellow Transportation include, among others, Exact Express(R), expedited and time-definite ground service with a 100 percent satisfaction guarantee; and Definite Delivery(R), a guaranteed on-time service with constant shipment monitoring and notification. Consolidated Exact Express(R) revenue increased by 36 percent and Definite Delivery(R) revenue increased by 26 percent in 2002 from 2001. Yellow Transportation also offers Standard Ground(TM) Regional Advantage, a high-speed service for shipments moving between 500 and 1,500 miles. Standard Ground(TM) Regional Advantage revenue represented more than 23 percent of total Yellow Transportation revenue in 2002. This service provides higher utilization of assets by more direct loading and bypassing intermediate handling at distribution centers.

Yellow Transportation realized improved operating income of $14.7 million from 2001 to 2002, despite increased costs for wages and benefits, workers' compensation and bad debt expense in 2002. Contractual wage and benefit increases combined with higher volumes impacted expense by over $37 million. Improved productivity and a variance in the labor mix partially offset the increased wages. In addition, effective cost management over operating supplies and administrative costs reduced expense by approximately $18 million from 2001.

As a result of increased costs per claim and longer duration of cases over the past several years, the projected ultimate costs of workers' compensation claims was higher than originally anticipated. This occurred despite the continued improvement of safety statistics at Yellow Transportation in 2002 compared to 2001. Workers' compensation expense increased by $16.0 million in 2002 from 2001. Yellow Transportation added additional resources to manage these claims.

Bad debt expense also had a negative impact on Yellow Transportation results, increasing by $11.5 million in 2002 from 2001. The increase resulted from a trend of additional write-offs partially due to the negative impact of the economy on certain customers and their ability to pay. Yellow Transportation added additional collection personnel and enhanced its credit policies regarding new and continuing customers.

2001 compared to 2000

Yellow Transportation operating revenue in 2001 declined significantly from 2000 due to the weak economy. The impact of a 13.5 percent decrease in shipment volumes from 2000 to 2001 was only partially offset by a 2.9 percent improvement in revenue per hundred weight. A general rate increase averaging 4.9 percent went into effect August 1, 2001 on approximately half of the revenue base not covered by contracts. The increase, partially offset by discounting and a decreasing fuel surcharge, was the primary factor for the improved revenue per hundred weight.

In 2001, Yellow Transportation completed implementation of a new high-speed network started in 2000. Standard Ground(TM) Regional Advantage service made Yellow competitive with regional carriers in two- and three-day service lanes. The new network created operational efficiencies and the service generated positive feedback from customers.

Effective cost management and lower business volumes allowed Yellow Transportation to reduce operating expenses by approximately 75 percent of the decrease in revenue for 2001. As LTL networks traditionally have high fixed costs, this reduction was a significant improvement from prior years. Lower business volumes and an aggressive, proactive program of staff reductions in both the labor and management ranks resulted in 7.0 percent lower salaries, wages and benefits expense, more than offsetting wage and benefit cost increases. Curtailing discretionary spending and modifying operating procedures to improve load average and increase direct loading achieved further savings.

Management's Discussion and Analysis of Financial
Condition and Results of Operations



Meridian IQ Results

Meridian IQ was formed in January of 2002, and formally launched in March, as the Yellow platform for non-asset-based transportation services. Meridian IQ provides a wide range of transportation solutions and offers the following services: International Forwarding and Customs Brokerage by arranging for the administration, transportation and delivery of goods to over 88 countries; Multi-modal Brokerage Services by providing companies with access to volume capacity and specialized equipment; Domestic Forwarding and Expedited Services through arranging guaranteed, time definite transportation for companies within North America; and Transportation Solutions and Technology Management using web-native systems enabling customers to manage their transportation needs.

Due to the recent formation of Meridian IQ, we evaluated 2002 results based on sequential growth month over month. Net operating revenue for 2002 was $81.8 million and operating losses were $2.7 million. Meridian IQ had consistent revenue and operating income improvement, with modestly profitable results in the second half of 2002. Meridian IQ results were consistent with our expectations for this newly formed entity.

In September 2001, we completed the acquisition of the remaining ownership in Transportation.com from our venture capital partners. Prior to the acquisition, we accounted for our investment in Transportation.com as an unconsolidated joint venture under the equity method of accounting. Accordingly, nonoperating expenses included losses of $5.7 million and $3.3 million in 2001 and 2000, respectively. As of the acquisition date, we consolidated Transportation.com, as well as our other non-asset-based services, under Meridian IQ.



Financial Condition

Liquidity

Our liquidity needs arise primarily from capital investment in new equipment, land and structures, and information technology, as well as funding working capital requirements. To provide short-term and longer-term liquidity, we maintain capacity under a bank credit agreement and an ABS agreement involving Yellow Transportation accounts receivable. We believe these facilities provide adequate capacity to fund current working capital and capital expenditure requirements. It is not unusual for us to have a deficit working capital position, as we can operate in this position due to rapid turnover of accounts receivable, effective cash management and ready access to funding.

Bank Credit Agreement

We maintain a $300 million bank credit agreement scheduled to expire in April 2004. In addition to funding short-term liquidity needs, we also use the facility to provide letters of credit that reduce available borrowings under the credit agreement. Letters of credit serve as collateral for our self-insurance programs, primarily in the areas of workers' compensation and bodily injury and property damage. Collateral requirements for letters of credit increased significantly in 2002 as insurance providers responded to the events of September 11, 2001 and the bankruptcies of several large companies. In addition, the availability of surety bonds, an alternative form of self-insurance collateral, decreased due to the same factors. The price and availability of surety bonds fluctuates over time with general conditions in the insurance market. In 2002, the lack of availability of surety bonds resulted in the need for us to issue additional letters of credit. The following table summarizes the availability under the bank credit agreement as of December 31 for each period presented:

(in millions)                                          2002               2001
                                                     -------            -------

Total capacity                                       $ 300.0            $ 300.0
Outstanding borrowings                                    --              (85.0)
Letters of credit                                     (146.2)             (89.9)
                                                     -------            -------
Available unused capacity                            $ 153.8            $ 125.1
                                                     =======            =======

Our outstanding letters of credit at December 31, 2002 included $10.6 million for property damage and workers' compensation claims against SCST. Yellow agreed to maintain the letters of credit outstanding at the spin-off date until SCST obtained replacement letters of credit or third party guarantees. SCST agreed to use its reasonable best efforts to obtain these letters of credit or guarantees, which in many cases would allow Yellow to obtain a release of its letters of credit. SCST also agreed to indemnify Yellow for any claims against the letters of credit provided by Yellow. SCST reimburses Yellow for all fees incurred related to the remaining outstanding letters of credit. We also provide a guarantee of $6.6 million regarding certain lease obligations of SCST.

Asset Backed Securitization Facility

Our ABS facility provides us with additional liquidity and lower borrowing costs through access to the asset backed commercial paper market (ABCP). By using the ABS facility, we obtain a variable rate based on the A1 commercial paper rate plus a fixed increment for utilization and administration fees. A1 rated commercial paper comprises more than 90 percent of the commercial paper market, significantly increasing our liquidity. We averaged a rate of 2.3 percent on the ABS facility in 2002.

Management's Discussion and Analysis of Financial
Condition and Results of Operations



Process for the ABS

Borrowing under our ABS facility involves two primary steps. In the first step, Yellow Transportation sells an ongoing pool of receivables to a special purpose entity, Yellow Receivables Corporation (YRC). YRC is a wholly owned consolidated subsidiary of Yellow Transportation designed to isolate the receivables for bankruptcy purposes.

As the second step, YRC transfers the receivables to a conduit administered by a large financial institution. The conduit bundles the receivables from Yellow and numerous unrelated companies and then sells them to investors as ABCP. The conduit receives the proceeds from investors and forwards them to YRC who then forwards the proceeds to Yellow Transportation. Repayments of these obligations, along with related charges, occur in the reverse sequence of the steps just described.

The table below provides the borrowing and repayment activity, as well as the resulting balances, for the years ending December 31 of each period presented:

(in millions)                                               2002          2001
                                                          -------       -------


ABS obligations outstanding at January 1                  $ 141.5       $ 177.0
Transfer of receivables to conduit (borrowings)             421.5         152.0
Redemptions from conduit (repayments)                      (513.0)       (187.5)
                                                          -------       -------
ABS obligations outstanding at December 31                $  50.0       $ 141.5
                                                          =======       =======

Our ABS facility involves receivables of Yellow Transportation only and has a limit of $200 million. Under the terms of the agreement, Yellow Transportation provides servicing of the receivables and retains the associated collection risks. Although the facility has no stated maturity, there is an underlying letter of credit with the administering financial institution that has a 364-day maturity.


Accounting for the ABS

Prior to December 31, 2002, activity under the ABS facility was treated as a sale of assets for financial reporting purposes. As a result, we did not reflect the receivables sold by YRC to the conduit and the related ABS obligations on our Consolidated Balance Sheets. However, we provided this information in the notes to the financial statements and management's discussion and analysis when discussing our financial position.

On December 31, 2002, we amended the ABS agreement to provide YRC the right to repurchase, at any time, 100 percent of the receivable interests held by the conduit. Prior to the amendment, the right to repurchase receivable interests was limited to instances when ABS borrowings were below $10 million, or 5 percent of the $200 million limit. The amendment does not alter the costs associated with operating the ABS facility. Due to the amendment, we will reflect the ABS activity as a financing activity rather than a sale of assets. This will result in changes to our financial reporting as summarized in the following table:

                            At December 31, 2002 and       Prior to the December 31,
Financial Statement         for the periods thereafter     2002 amendment
-------------------         --------------------------     -------------------------

Consolidated                Receivables transferred        Receivables sold by YRC
Balance Sheets              will be reflected under        to the conduit were not
                            "Accounts receivable"          reflected

Consolidated                Amounts borrowed will be       Amounts borrowed were
Balance Sheets              reflected as current           not reflected
                            liabilities
                            under "ABS borrowings"

Statements of               ABS facility charges will      Reflected as "ABS facility
Consolidated Operations     be reflected as "Interest      charges" in nonoperating
                            expense"                       expenses

Statements of               Financing activities will      Operating activities were
Consolidated Cash Flows     increase by the amount of      increased by the amount of
                            ABS borrowings and             receivables sold and
                            decrease by the amount         decreased by the amount
                            of repayments                  of repayments

We believe that reflecting the assets and liabilities associated with the ABS facility on our financial statements makes it easier for investors to understand our financial position. If the ABS had been reflected on our December 31, 2001 balance sheet, accounts receivable would have been $266.4 million compared to the December 31, 2002 balance of $327.9 million. Total debt including the ABS obligations would have been $361.5 million at December 31, 2001 compared to $124.3 million at December 31, 2002.

Management's Discussion and Analysis of Financial
Condition and Results of Operations



Free Cash Flow

We use free cash flow as a measurement to manage working capital and capital expenditures. Free cash flow indicates excess cash available to fund additional capital expenditures, to reduce outstanding debt, or to invest in our growth strategies. This measurement is used for internal management purposes and should not be construed as a better measurement than net cash from operating activities as defined by generally accepted accounting principles. The following table illustrates our calculation for determining free cash flow for the years ended December 31:

(in millions)                                               2002         2001
                                                           -------      -------


Net cash from operating activities                         $  43.1      $  88.3
Net change in operating activities of discontinued           (17.3)       (76.1)
operations
Accounts receivable securitizations, net                      91.5         35.5
Net property and equipment acquisitions                      (82.8)       (81.4)
Proceeds from stock options                                   13.7         16.6
                                                           -------      -------
Free cash flow                                             $  48.2      $ (17.1)
                                                           =======      =======



The improvement of $65.3 million in free cash flow from 2001 to 2002 resulted primarily from increases in income from continuing operations of $13.4 million, claims and insurance of $18.1 million, accounts payable of $19.6 million and other working capital fluctuations of $136.0 million. Increased accounts receivable, resulting from higher revenue levels in 2002 compared to 2001, of $93.7 million mostly offset the improvements. Deferred income taxes also reduced free cash flow by $15.3 million from 2001 to 2002. The remaining variance of $12.8 million largely consisted of changes in stock option proceeds and equity investments.

Other working capital fluctuations resulted primarily from performance incentive accruals, income tax refunds and prefunded benefit contributions. Incentive accruals accounted for $44.0 million of the fluctuation between 2001 and 2002. Due to favorable operating results in 2000, cash incentives of $30.0 million were paid in 2001, causing a decrease in our free cash flow. In 2002, we did not pay cash incentives related to 2001 operating results but did accrue $14.0 million, payable in early 2003, for 2002 performance. We increased the funding of our prefunded benefit contribution by $15.0 million in 2001 from 2000. We also accrued a receivable for income tax refunds of $10.5 million in 2001 that we received in 2002, resulting in a $21.0 million variance.

The items discussed above impact net cash from operating activities in addition to free cash flow. Other variances included in net cash from operating activities were changes in accounts receivable securitizations related to our ABS facility and net operating activities of discontinued operations. In 2001, we reduced ABS obligations by $35.5 million. In 2002, we reduced ABS obligations by $91.5 million, thereby repaying $56.0 million more in 2002 than 2001. Changes in operating activities of discontinued operations relate to SCST activity until the spin-off. The variance primarily results from nine months of activity compared to twelve months and changes in accounts receivable and accounts payable of approximately $33 million.

Nonunion Pension Obligations

We provide defined benefit pension plans for employees not covered by collective bargaining agreements, or approximately 4,000 employees. Increases in our pension benefit obligations combined with market losses in 2002 and 2001 have negatively impacted the funded status of our plans, resulting in additional funding and expense over the next several years. Due to these same factors, we recorded an adjustment in 2002 to shareholders' equity of $30.8 million, net of tax of $17.2 million, to reflect the minimum liability associated with the plans. As we record the additional pension expense, we expect the minimum liability reflected in shareholders' equity to decrease, as reflected in the table below. Using our current plan assumptions of a 9.0 percent return on assets and discount rate of 6.75 percent, we either recorded or expect to record the following:

                                                           Shareholders'
                                   Cash         Pension   Equity Increase/
(in millions)                     Funding       Expense    (Decrease)
                                  -------       -------   ----------------

2002 Actual                       $11.5          $14.4      $(30.8)
2003 Expected                      35.0           24.0         2.5
2004 Expected                      25.0           28.8         5.9



Credit Ratings

We have investment grade credit ratings, with stable outlooks, of Baa3 from Moody's and BBB from Standard & Poor's. We expect to maintain investment grade status for the foreseeable future. However, in the unlikely event we were to be rated below investment grade, no ratings-driven triggers exist that would have an immediate or material adverse impact on our liquidity.

Capital Expenditures

Our capital expenditures focus primarily on the replacement of revenue equipment, land and structures, and additional investments in information technology and acquisitions. As reflected on our Consolidated Balance Sheets, our business remains capital intensive with significant investments in terminal facilities and a fleet of tractors and trailers. We determine the amount and timing of capital expenditures based on numerous factors, including anticipated growth, economic conditions, new or expanded services, regulatory actions and availability of financing.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

The table below summarizes our actual net capital expenditures by type:

(in millions)                           2002        2001        2000
-------------                           ----        ----        ----
Revenue equipment                      $ 72        $ 58        $  72
Land, structures and technology          11          23           (1)
Acquisitions                             18          20            5
                                       ----        ----        -----
  Total excluding discontinued         $101        $101        $  76
Discontinued operations                  24          20           59
                                       ----        ----        -----
Total                                  $125        $121        $ 135
                                       ====        ====        =====

Capital expenditures for 2002 included the Meridian IQ acquisitions of MegaSys and Clicklogistics for a total of $18 million. We expect 2003 capital spending to approximate $100 to $110 million, including about $65 million for replacement of revenue equipment. Our philosophy is to consistently fund capital expenditures even during economic downturns while still generating free cash flow. We believe our strong financial condition and access to capital, as they exist today, are adequate to fund our anticipated capital expenditures and future growth opportunities.

Our expectation regarding our ability to fund our capital expenditures out of existing financing facilities and cash flow is only our forecast regarding this matter. This forecast may be substantially different from actual results. In addition to the factors previously described in "Forward-Looking Statements", the following factors could affect levels of capital expenditures: the accuracy of our estimates regarding our spending requirements; the occurrence of any unanticipated acquisition opportunities; changes in our strategic direction; and the need to replace any unanticipated losses in capital assets.

Contractual Obligations and Other Commercial Commitments

The following tables provide aggregated information regarding our contractual obligations and commercial commitments as of December 31, 2002. Most of these obligations and commitments have been discussed in detail either in the preceding paragraphs or the notes to the financial statements.

Contractual Cash Obligations

                                                  Payments Due by Period
                                    -------------------------------------------------
                                    Less than         2-3         4-5          After
(in millions)                        1 year          years       years        5 years      Total
-------------                        ------          -----       -----        -------      -----
Balance sheet obligations:
ABS borrowings                        $ 50.0        $   --       $   --       $   --      $  50.0
Long-term debt                          24.3          32.5          7.0         10.5         74.3

Off-balance sheet obligations:
 Operating leases                       26.2          31.6          7.1          5.6         70.5(1)
                                      ------        ------       ------       ------       ------
Total contractual
 obligations                          $100.5        $ 64.1       $ 14.1       $ 16.1       $194.8
                                      ======        ======       ======       ======       ======

(1) The net present value of operating leases, using a discount rate of 10 percent, was $56.3 million at December 31, 2002.

Other Commercial Commitments

The following table reflects other commercial commitments or potential cash outflows that may result from a contingent event.

                                     Amount of Commitment Expiration Per Period
                                     ------------------------------------------
                                  Less
                                  than                                     After
(in millions)                    1 year       2-3 years     4-5 years     5 years     Total
-------------                    ------       ---------     ---------     -------     -----
Available line of credit         $   --        $153.8(1)      $   --      $   --      $153.8
Letters of credit                 146.2            --             --          --       146.2
Lease guarantees for SCST           3.1           2.5            1.0          --         6.6
Surety bonds                       54.7           0.3            1.2          --        56.2
                                 ------        ------         ------      ------      ------
Total commercial
 commitments                     $204.0        $156.6         $  2.2      $   --      $362.8
                                 ======        ======         ======      ======      ======

(1) The line of credit renews in April 2004. Although we have no assurance we will be able to renew the facility, we expect to begin the renewal process well in advance of the expiration and we believe other sources of funding are readily available.

Management's Discussion and Analysis of
Financial Condition and Results of Operations



Market Risk Position

We have exposure to a variety of market risks, including the effects of interest rates, foreign currency exchange rates and fuel prices.

Interest Rate Risk

To provide adequate funding through seasonal business cycles and minimize overall borrowing costs, we utilize both fixed rate and variable rate financial instruments with varying maturities. At December 31, 2002, we had approximately 40 percent of our debt at variable rates with the balance at fixed rates. We use an interest rate swap to hedge our exposure to variable interest rates. We hedged 100 percent of our variable debt under the swap agreement at December 31, 2002.

The table below provides information regarding our interest rate risk as of December 31, 2002. For fixed-rate debt, principal cash flows are stated in millions and weighted average interest rates are by contractual maturity. The fair value of fixed-rate debt has been estimated by discounting the principal and interest payments at current rates available for debt of similar terms and maturity. The fair value of variable-rate debt is estimated to approximate the carrying amounts due to the fact that the interest rates are generally set for periods of three months or less, and is excluded from the following table. For the interest rate swap, the table presents the notional amount and contractual interest rate.

                                                                                         There-                    Fair
(in millions)               2003           2004         2005          2006        2007    after         Total      Value
-------------               ----           ----         ----          ----        ----    -----         -----      -----
Fixed-rate debt            $ 24.3         $ 16.1       $ 16.4       $  7.0      $  0.0    $ 10.5       $ 74.3     $ 81.5
 Average interest rate       6.00%          6.77%        6.58%        6.71%         --      6.06%
Interest rate swap:
 Notional amount           $ 50.0(1)          --           --           --          --        --       $ 50.0     $ 52.3
  Avg. pay rate (fixed)      6.06%            --           --           --          --        --
  Avg. receive rate
  (variable)                 1.38%            --           --                       --        --

(1) Interest rate swap on the ABS facility. The variable rate is based on the 3-month LIBOR as of December 31, 2002.

Foreign Currency Exchange Rates

Revenue, operating expenses, assets and liabilities of our Canadian and Mexican subsidiaries are denominated in local currencies, thereby creating exposure to fluctuations in exchange rates. The risks related to foreign currency exchange rates are not material to our consolidated financial position or results of operations.

Fuel Price Volatility

Yellow Transportation has an effective fuel surcharge program in place. These programs are well established within the industry and customer acceptance of fuel surcharges remains high. Since the amount of fuel surcharge is based on average, national diesel fuel prices and is reset weekly, our exposure to fuel price volatility is significantly reduced.

Critical Accounting Policies

Preparation of our financial statements requires accounting policies that involve significant estimates and judgments regarding the amounts included in the financial statements and disclosed in the accompanying notes to the financial statements. We continually review the appropriateness of our accounting policies and the accuracy of our estimates. Even with a thorough process, estimates must be adjusted based on changing circumstances and new information. Management has identified the policies described below as requiring significant judgment and having a potential material impact to our financial statements.

Revenue Reserves

We consider revenue-related reserves critical policies based on their significance in evaluating our financial performance by management and investors. We have an extensive system that allows us to accurately capture, record and control all relevant information necessary to effectively manage our revenue reserves. For shipments in transit, Yellow Transportation records revenue based on the percentage of service completed as of the period end and accrues delivery costs as incurred. Meridian IQ recognizes revenue upon the completion of services. In certain logistics transactions where Meridian IQ acts as an agent, revenue is recorded on a net basis. Net revenue represents revenue charged to customers less third party transportation costs. Where Meridian IQ acts as principal, it records revenue from these transactions on a gross basis, without deducting transportation costs. Management believes these policies most accurately reflect revenue as earned.

Our revenue-related reserves involve three primary estimates, shipments in transit, rerate reserves, and uncollectible accounts.

Shipments In Transit

We assign pricing to bills of lading at the time of shipment based on the weight, general classification of the product, the shipping destination and individual customer discounts. At the end of each period, we estimate the amount of revenue earned on shipments in transit based on actual shipments picked up and scheduled delivery dates. We calculate a percentage of completion using this data and

Management's Discussion and Analysis of
Financial Condition and Results of Operations



the day of the week on which the period ends. Management believes this provides a reasonable estimation of the revenues actually earned. Revenue deferred for shipments in transit amounted to $22.2 million and $18.8 million at December 31, 2002 and 2001, respectively.

Rerate Reserves

At various points throughout our process, incorrect ratings could be identified based on many factors, including weight verifications or updated customer discounts. Although the majority of rerating occurs in the same month as the original rating, a portion occurs during the following periods. We accrue a liability for rerating based on historical trends. At December 31, 2002 and 2001, our financial statements included a rerate reserve of $12.0 million and $14.1 million, respectively.

Uncollectible Accounts

We record an allowance for doubtful accounts primarily based on historical uncollectible amounts. We also take into account known factors surrounding specific customers and overall collection trends. Our process involves performing ongoing credit evaluations of customers, including the market in which they operate and the overall economic conditions. Historical trends are continually reviewed with adjustments made to the allowance for doubtful accounts as appropriate. Our allowance for doubtful accounts totaled $15.7 million and $7.7 million as of December 31, 2002 and 2001, respectively.

Claims and Insurance

We are self-insured up to certain limits for workers' compensation, cargo loss and damage, property damage and liability claims. We measure the liabilities associated with these claims primarily through actuarial methods performed by an independent third party. Actuarial methods include estimates for the undiscounted liability for claims reported and for claims incurred but not reported. These estimates are based on historical loss experience and judgments about the present and expected levels of costs per claim and the time required to settle claims. Actual claims may vary from these estimates due to a number of factors, including but not limited to, accident frequency and severity, claims management, changes in healthcare costs and overall economic conditions. For workers' compensation claims, we discount the actuarial calculations to present value based on the U.S. Treasury rate, at the date of occurrence, for maturities that match the expected payout of the liabilities. As of December 31, 2002 and 2001, we had $115.2 million and $110.3 million accrued for claims and insurance, including a present value for workers' compensation claims of $80.5 million and $75.4 million, respectively.

Pension Cost

Yellow and Yellow Transportation sponsor defined benefit pension plans for employees not covered by collective bargaining agreements. Meridian IQ does not offer a defined benefit pension plan and instead offers retirement benefits through a contributory 401(k) savings plan. We account for pension benefits using actuarial methods based on numerous estimates, including employee turnover, mortality and retirement ages, expected return on plan assets, discount rates, and future salary increases. The most critical of these factors, due to their potential impact on pension cost, are discussed in more detail below.

Return on Plan Assets

The return on plan assets represents a long-term assumption of our portfolio performance that can impact our pension expense and cash funding requirements. With $249 million of plan assets, a 50-basis-point decrease in the return rate would increase annual pension expense by approximately $1.4 million and increase cash funding requirements by $31.0 million over a five year period.

We believe our 2002 expected rate of return of 9.0% accurately represents our investment portfolio that has performed to this level over time. Although plan investments are subject to short-term market volatility, we believe they are well diversified and closely managed. Our asset allocation as of December 31, 2002 consisted of 65 percent in equities, including 50 percent domestic and 15 percent international, and 35 percent in fixed-income securities. This allocation is consistent with the long-term asset allocation for the plan. We will continue to review our expected long-term rate of return on an annual basis and revise appropriately. Refer to our discussion of "Nonunion Pension Obligations" under the Financial Condition section for details of actual and anticipated pension charges.

Discount Rate

The discount rate refers to the interest rate used to discount the estimated future benefit payments earned to their present value, also referred to as the benefit obligation. The discount rate allows us to calculate what it would cost to settle the pension obligations as of the measurement date, December 31, and impacts the following year's pension cost. We determine the discount rate based on high-grade corporate bonds with principal payments and maturities that approximate our expected benefit payments.

Although the discount rate used requires little judgment, changes in the rate can significantly impact our pension cost. For example, a 50-basis-point decrease in our discount rate would increase annual pension expense by approximately $6.4 million, assuming all other factors remain constant. Changes in the discount rate do not have a direct impact on cash funding requirements. The discount rate can fluctuate considerably over periods depending on overall economic conditions that impact long-term corporate bond yields. As of December 31, 2002 and 2001, we used a discount rate of 6.75 percent and 7.25 percent, respectively.

Management's Discussion and Analysis of
Financial Condition and Results of Operations



Future Salary Increases

We make assumptions of future salary increases for plan participants based on general inflation and cost of living expectations. As pension benefits are based on participants earned wages, estimated levels of our future performance also factor into the calculation. We believe these increases require less judgment than other pension estimates but can have a significant impact on our future pension cost. Our 2002 assumed rate of future annual increases of 4.5 percent reflects our recent experience and remains consistent with prior years.

Property and Equipment

We capitalize property and equipment in accordance with current accounting standards, including replacements and improvements when such costs extend the useful life of the asset. Maintenance and repairs are charged to expense as incurred. Depreciation on capital assets is computed using the straight-line method and ranges from 3 to 40 years. Management makes assumptions regarding future conditions in determining estimated useful lives and potential salvage values. These assumptions impact the amount of depreciation expense recognized in the period and any gain or loss once the asset is disposed.

New Accounting Pronouncements

Statement of Financial Accounting Standards (SFAS) No. 143

On January 1, 2003, we will adopt SFAS No. 143, Accounting for Asset Retirement Obligations (Statement No. 143). Statement No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred. We do not expect adoption of Statement No. 143 to have a material impact on our financial position or results of operations.

SFAS No. 146

On January 1, 2003, we will adopt SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (Statement No. 146). Statement No. 146 requires the recognition of a liability for costs associated with an exit or disposal activity at the time the liability is incurred. Previous accounting standards required liability recognition at the date of an entity's commitment to an exit plan. Based on current strategic plans, we do not expect adoption of Statement No. 146 to have a material impact on our financial position or results of operations.

SFAS No. 148

On December 15, 2002, we adopted the disclosure provisions of SFAS No. 148, Accounting for Stock Based Compensation - Transition and Disclosure (Statement No. 148). Statement No. 148 amends SFAS No. 123, Accounting for Stock Based Compensation (Statement No. 123), to provide alternative methods of transition for entities that voluntarily change to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of Statement No. 123 to require prominent and interim disclosures regarding the pro forma effects on reported net income in regards to stock-based compensation.

Outlook

Economic Forecast

Economists estimate that the economy is moving toward firmer ground but expect it to remain flat for most of 2003. Management expects our pricing environment to remain competitive, yet stable, during 2003. We will continue to focus on cost control, productivity improvements and value-added services. By leveraging the additional business volumes resulting from the CF closure, premium services and Meridian IQ, we are well positioned to take advantage of improved economic conditions when they occur.

Labor Negotiations

The National Master Freight Agreement covering Yellow Transportation collective-bargaining employees expires on March 31, 2003. Yellow Transportation began formal labor negotiations with the International Brotherhood of Teamsters in October 2002, with a goal to renegotiate the agreement prior to its expiration. Failure to reach an agreement prior to the expiration of the contract could have a significant impact on our financial condition and results of operations. The agreement covers approximately 80 percent of Yellow Transportation employees.

Regulatory Changes

In October 2002, the Environmental Protection Agency issued new engine emission standards that apply to heavy-duty vehicles. Yellow Transportation is testing several units for fuel economy, reliability and performance standards. As Yellow Transportation uses tractors an average of seven years over the road and then converts them to city use for another seven to eight years, the emission standards are not expected to have a material impact on our capital expenditures or operating expenses in 2003.

Financial Summary
Yellow Corporation and Subsidiaries


(in thousands except per share data)                                             2002
------------------------------------                                             ----
For the Year                                                                         (a)
Operating revenue                                                            $ 2,624,148
Operating income                                                                  46,864
Interest expense                                                                   7,211
ABS facility charges                                                               2,576
Income from continuing operations (after tax)                                     23,973
Net income (loss)                                                                (93,902)
Unusual items expense (income)                                                     8,435
Depreciation and amortization expense                                             79,334
Net capital expenditures, excluding discontinued operations                       82,830
Net cash from operating activities, excluding discontinued operations             25,808
Free cash flow                                                                    48,182
                                                                             -----------
At Year-End
Net property and equipment                                                       564,976
Total assets                                                                   1,042,985
Long-term debt, less current portion                                              50,024
Total debt, including ABS facility                                               124,285
Total shareholders' equity                                                       359,958
                                                                             -----------
Measurements
Diluted per share data:
  Income from continuing operations                                                 0.84
  Net income (loss)                                                                (3.31)
  Average common shares outstanding - diluted                                     28,371
Return on committed capital, excluding discontinued operations                       7.1%
Debt to capitalization                                                              21.0%
Shareholders' equity per share                                               $     12.17
Common stock price range:
  High                                                                             32.21
  Low                                                                              18.31
                                                                             -----------
Other Data
Average number of employees                                                       23,000
Yellow Transportation operating ratio                                               97.2%
                                                                             ===========

    2001                 2000                1999                1998
    ----                 ----                ----                ----
        (b)                                                          (c)
$ 2,505,070          $ 2,799,131          $2,632,337         $ 2,492,617
     38,195              126,747              76,026              60,188
      8,437               10,131               6,086               2,656
      7,996               10,052               8,252               4,355
     10,589               61,605              38,746              32,017
     15,301               68,018              50,915             (28,669)
      5,415              (14,372)                341              (4,287)
     76,977               78,587              76,904              83,980
     81,435               70,689              96,169              49,469
     12,189              151,592             206,705             134,636
    (17,108)              45,887              19,639              61,252
-----------          -----------          ----------         -----------

    559,532              554,150             547,139             535,589
  1,285,777            1,308,477           1,325,583           1,105,685
    213,745              136,645             274,015             156,988
    361,526              382,437             411,407             200,065
    490,989              459,776             409,380             371,252
-----------          -----------          ----------         -----------


       0.43                 2.49                1.54                1.19
       0.62                 2.74                2.02               (1.06)
     24,679               24,787              25,168              26,920
        5.8%                15.3%               11.4%                7.4%
       41.1%                44.0%               48.9%               32.5%
$     19.75          $     19.32          $    16.44         $     14.46

      27.57                22.13               19.63               29.88
      15.50                13.81               14.38                9.69
-----------          -----------          ----------         -----------

     30,000               32,900              31,200              29,700
       97.8%                94.9%               96.7%               97.3%
===========          ===========          ==========         ===========

----------
Notes

(a)   In 2002, the company completed the spin-off of SCS Transportation, Inc.
      (SCST). Financial Summary data has been reclassified for all periods presented to disclose SCST as a discontinued operation.

(b) In September 2001, the company completed its acquisition of Transportation.com. The results of operations include Transportation.com from the acquisition date.

(c) In 1998, the company sold Preston Trucking Company, Inc. All selected financial data has been restated to disclose Preston Trucking as a discontinued operation.

Consolidated Balance Sheets
Yellow Corporation and Subsidiaries December 31, 2002 and 2001

(in thousands except per share data)                                        2002                2001
------------------------------------                                        ----                ----
Assets
Current Assets:

Cash and cash equivalents                                              $    28,714         $    19,214
Accounts receivable, less allowances of $15,731 and $7,695                 327,913             124,880
Prepaid expenses and other                                                  68,726              75,858
Current assets of discontinued operations                                       --              92,458
                                                                       -----------         -----------
Total current assets                                                       425,353             312,410
                                                                       -----------         -----------
Property and equipment, net of accumulated
  depreciation of $1,114,120 and $1,096,766                                564,976             559,532
Goodwill and other assets                                                   52,656              15,345
Noncurrent assets of discontinued operations                                    --             398,490
                                                                       -----------         -----------
Total assets                                                           $ 1,042,985         $ 1,285,777
                                                                       ===========         ===========
Liabilities and Shareholders' Equity
Current Liabilities:
Accounts payable                                                       $   114,989         $    97,528
Wages, vacations, and employees' benefits                                  159,998             103,990
Other current and accrued liabilities                                      101,111              96,740
ABS borrowings                                                              50,000                  --
Current maturities of long-term debt                                        24,261               6,281
Current liabilities of discontinued operations                                  --              64,669
                                                                       -----------         -----------
Total current liabilities                                                  450,359             369,208
                                                                       -----------         -----------
Long-term debt, less current portion                                        50,024             213,745
Claims and other liabilities                                               182,644             144,194
Noncurrent liabilities of discontinued operations                               --              67,641
Commitments and contingencies
Shareholders' Equity:
Common stock, $1 par value per share-authorized 120,000 shares,
issued 31,825 and 31,028 shares                                             31,825              31,028
Capital surplus                                                             80,610              41,689
Retained earnings                                                          325,474             537,496
Accumulated other comprehensive loss                                       (35,596)             (6,252)
Unamortized restricted stock awards                                         (1,053)                 --
Treasury stock, at cost (2,244 and 6,163 shares)                           (41,302)           (112,972)
                                                                       -----------         -----------
Total shareholders' equity                                                 359,958             490,989
                                                                       -----------         -----------
Total liabilities and shareholders' equity                             $ 1,042,985         $ 1,285,777
                                                                       ===========         ===========

The notes to consolidated financial statements are an integral part of these statements.

Statements of Consolidated Operations
Yellow Corporation and Subsidiaries for the years ended December 31

(in thousands except per share data)                       2002                2001                2000
------------------------------------                       ----                ----                ----
Operating Revenue                                      $ 2,624,148         $ 2,505,070         $ 2,799,131
                                                       -----------         -----------         -----------
Operating Expenses:
Salaries, wages and employees' benefits                  1,717,382           1,638,662           1,767,926
Operating expenses and supplies                            385,522             398,054             431,336
Operating taxes and licenses                                75,737              75,637              81,259
Claims and insurance                                        57,197              56,999              61,535
Depreciation and amortization                               79,334              76,977              78,587
Purchased transportation                                   253,677             215,131             266,113
Unusual items expense (income)                               8,435               5,415             (14,372)
                                                       -----------         -----------         -----------
Total operating expenses                                 2,577,284           2,466,875           2,672,384
                                                       -----------         -----------         -----------
Operating Income                                            46,864              38,195             126,747
                                                       -----------         -----------         -----------
Nonoperating (Income) Expenses:
Interest expense                                             7,211               8,437              10,131
ABS facility charges                                         2,576               7,996              10,052
Interest income                                               (843)             (1,198)             (1,003)
Loss on equity method investment                                --               5,741               3,329
Other, net                                                     334                (140)               (889)
                                                       -----------         -----------         -----------
Nonoperating expenses, net                                   9,278              20,836              21,620
                                                       -----------         -----------         -----------
Income From Continuing Operations
  Before Income Taxes                                       37,586              17,359             105,127
Income Tax Provision                                        13,613               6,770              43,522
                                                       -----------         -----------         -----------
Income From Continuing Operations                           23,973              10,589              61,605
                                                       -----------         -----------         -----------
Income (loss) from discontinued operations, net           (117,875)              4,712               6,413
                                                       -----------         -----------         -----------
Net Income (Loss)                                      $   (93,902)        $    15,301         $    68,018
                                                       -----------         -----------         -----------
Average Common Shares Outstanding - Basic                   28,004              24,376              24,649
                                                       -----------         -----------         -----------
Average Common Shares Outstanding - Diluted                 28,371              24,679              24,787
                                                       -----------         -----------         -----------
Basic Earnings (Loss) Per Share:
Income from continuing operations                      $      0.86         $      0.44         $      2.50
Income (loss) from discontinued operations                   (4.21)               0.19                0.26
                                                       -----------         -----------         -----------
Net income (loss)                                      $     (3.35)        $      0.63         $      2.76
                                                       -----------         -----------         -----------
Diluted Earnings (Loss) Per Share:
Income from continuing operations                      $      0.84         $      0.43         $      2.49
Income (loss) from discontinued operations                   (4.15)               0.19                0.25
                                                       -----------         -----------         -----------
Net income (loss)                                      $     (3.31)        $      0.62         $      2.74
                                                       ===========         ===========         ===========

The notes to consolidated financial statements are an integral part of these statements.

Statements of Consolidated Cash Flows
Yellow Corporation and Subsidiaries for the years ended December 31

(in thousands)                                              2002             2001            2000
                                                          ---------       ---------       ---------
Operating Activities:
Net income (loss)                                         $ (93,902)      $  15,301       $  68,018
Noncash items included in net income (loss):
   Depreciation and amortization                             79,334          76,977          78,587
   Loss (income) from discontinued operations               117,875          (4,712)         (6,413)
   Loss on equity method investment                              --           5,741           3,329
   Deferred income tax provision                              1,449          16,746           9,606
   (Gains) losses from property disposals, net                  425            (186)        (14,372)
Changes in assets and liabilities, net:

   Accounts receivable                                      (49,633)         44,041          (7,885)
   Accounts receivable securitizations                      (91,500)        (35,500)         42,000
   Accounts payable                                           5,928         (13,704)          7,116
   Other working capital items                               38,468         (97,532)        (14,257)
   Claims and other                                          14,386          (3,742)        (11,107)
   Other                                                      2,978           8,759          (3,030)
Net change in operating activities of
   discontinued operations                                   17,250          76,106          74,157
                                                          ---------       ---------       ---------
Net cash from operating activities                           43,058          88,295         225,749
                                                          ---------       ---------       ---------
Investing Activities:
Acquisition of property and equipment                       (86,337)        (88,022)       (100,577)
Proceeds from disposal of property and equipment              3,507           6,587          29,888
Acquisition of companies                                    (18,042)        (14,300)             --
Other                                                            --          (5,830)         (5,114)
Net capital expenditures of discontinued operations         (24,372)        (19,619)        (59,034)
                                                          ---------       ---------       ---------
Net cash used in investing activities                      (125,244)       (121,184)       (134,837)
                                                          ---------       ---------       ---------
Financing Activities:
Unsecured bank credit lines, net                            (85,000)         25,000         (40,000)
Repayment of long-term debt                                 (44,600)        (10,412)        (31,045)
Dividend from subsidiary upon spin-off                      113,790              --              --
Proceeds from exercise of stock options                      13,704          16,638           6,984
Treasury stock purchases                                         --              --         (24,997)
Proceeds from issuance of common stock                       93,792              --              --
                                                          ---------       ---------       ---------
Net cash provided by (used in) financing activities          91,686          31,226         (89,058)
                                                          ---------       ---------       ---------
Net Increase (Decrease) In Cash and Cash Equivalents          9,500          (1,663)          1,854
Cash and Cash Equivalents, Beginning Of Year                 19,214          20,877          19,023
                                                          ---------       ---------       ---------
Cash and Cash Equivalents, End Of Year                    $  28,714       $  19,214       $  20,877
                                                          =========       =========       =========

The notes to consolidated financial statements are an integral part of these statements.

Statements of Consolidated Shareholders' Equity
Yellow Corporation and Subsidiaries for the years ended December 31

(in thousands)                                              2002            2001           2000
                                                         ---------       ---------       ---------
Common Stock
Beginning balance                                        $  31,028       $  29,959       $  29,437
Exercise of stock options                                      737           1,063             516
Other                                                           60               6               6
                                                         ---------       ---------       ---------
Ending Balance                                              31,825          31,028          29,959
                                                         ---------       ---------       ---------
Capital Surplus
Beginning balance                                           41,689          23,304          16,063
Exercise of stock options, including tax benefits           15,296          18,286           7,130
Equity offering and other                                   23,625              99             111
                                                         ---------       ---------       ---------
Ending balance                                              80,610          41,689          23,304
                                                         ---------       ---------       ---------

Retained Earnings

Beginning balance                                          537,496         522,195         454,177
Stock dividend to SCST shareholders                       (118,120)             --              --
Net income (loss)                                          (93,902)         15,301          68,018
                                                         ---------       ---------       ---------
Ending balance                                             325,474         537,496         522,195
                                                         ---------       ---------       ---------

Accumulated Other Comprehensive Loss
Beginning balance                                           (6,252)         (2,710)         (2,322)
Change in minimum pension liability adjustment             (30,848)             --              --
Changes in foreign currency translation adjustments             73            (616)           (388)
Changes in the fair value of interest rate swaps             1,431          (2,926)             --
                                                         ---------       ---------       ---------
Ending balance                                             (35,596)         (6,252)         (2,710)
                                                         ---------       ---------       ---------

Unamortized Restricted Stock Awards
Beginning balance                                               --              --              --
Issuance of restricted stock awards                         (1,458)             --              --
Amortization of restricted stock awards                        405              --              --
                                                         ---------       ---------       ---------
Ending balance                                              (1,053)             --              --
                                                         ---------       ---------       ---------

Treasury Stock, At Cost
Beginning balance                                         (112,972)       (112,972)        (87,975)
Treasury stock purchases                                        --              --         (24,997)
Equity offering - reissuance of treasury stock              71,670              --              --
                                                         ---------       ---------       ---------
Ending balance                                             (41,302)       (112,972)       (112,972)
                                                         ---------       ---------       ---------
Total Shareholders' Equity                               $ 359,958       $ 490,989       $ 459,776
                                                         =========       =========       =========

The notes to consolidated financial statements are an integral part of these statements.

Statements of Comprehensive Income
Yellow Corporation and Subsidiaries for the years ended December 31

(in thousands)                                             2002             2001           2000
                                                         ---------       ---------       ---------
Net income (loss)                                        $ (93,902)      $  15,301       $  68,018
Other comprehensive income (loss), net of tax:
Change in minimum pension liability adjustment             (30,848)             --              --
Changes in foreign currency translation adjustments             73            (616)           (388)
Changes in the fair value of interest rate swaps             1,431          (2,926)             --
                                                         ---------       ---------       ---------
Comprehensive income (loss)                              $(123,246)      $  11,759       $  67,630
                                                         =========       =========       =========

The notes to consolidated financial statements are an integral part of these statements.

Notes to Consolidated Financial Statements
Yellow Corporation and Subsidiaries

Description of Business

Yellow Corporation (also referred to as "Yellow" or "the company") is a holding company that through wholly owned operating subsidiaries offers its customers a wide range of asset and non-asset-based transportation services integrated by technology. Yellow Transportation, Inc. (Yellow Transportation) offers a full range of regional, national, and international services for the movement of industrial, commercial and retail goods. Meridian IQ, LLC (Meridian IQ) is a non-asset global transportation management company that plans and coordinates the movement of goods worldwide to provide customers a single source for transportation management solutions. Yellow Technologies, Inc. provides innovative technology solutions and services exclusively for Yellow Corporation companies.

On September 30, 2002, the company completed the 100 percent distribution (the spin-off) of all of its shares of SCS Transportation, Inc. (SCST) to Yellow shareholders of record on September 3, 2002. SCST provides regional overnight and second-day less-than-truckload (LTL) and selected truckload (TL) transportation services through two subsidiaries, Saia Motor Freight Line, Inc.
(Saia) and Jevic Transportation, Inc. (Jevic). Shares were distributed on the basis of one share of SCST common stock for every two shares of Yellow common stock. As a result of the spin-off, the company's financial statements have been reclassified to reflect SCST as discontinued operations for all periods presented.

Principles of Consolidation and Summary of Accounting Policies

The accompanying consolidated financial statements include the accounts of Yellow Corporation and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Management makes estimates and assumptions that affect the amounts reported in the financial statements and footnotes. Actual results could differ from those estimates.

Accounting policies refer to specific accounting principles and the methods of applying those principles to fairly present the company's financial position and results of operations in accordance with generally accepted accounting principles. The policies discussed below include those that management has determined to be the most appropriate in preparing the company's financial statements and are not discussed in a separate footnote.

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits and highly liquid investments purchased with maturities of three months or less.

Concentration of Credit Risks

The company sells services and extends credit based on an evaluation of the customer's financial condition, without requiring collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition. The company monitors its exposure for credit losses and maintains allowances for anticipated losses.

Revenue Recognition

For shipments in transit, Yellow Transportation records revenue based on the percentage of service completed as of the period end and accrues delivery costs as incurred. Meridian IQ recognizes revenue upon the completion of services. In certain logistics transactions where Meridian IQ acts as an agent, revenue is recorded on a net basis. Net revenue represents revenue charged to customers less third party transportation costs. Where Meridian IQ acts as principal, it records revenue from these transactions on a gross basis, without deducting transportation costs. Management believes these policies most accurately reflect revenue as earned.

Financial Instruments

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and short-term borrowings approximates their fair value due to the short-term nature of these instruments.

Effective January 1, 2001, the company adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended (Statement No. 133). As a result of the adoption of Statement No. 133, the company recognizes all derivative financial instruments as either assets or liabilities at their fair value.

Notes to Consolidated Financial Statements
Yellow Corporation and Subsidiaries

In December 2000, the company entered into a three-year interest rate swap agreement (the swap) to hedge a portion of its variable rate debt. Pursuant to the agreement, the company pays a fixed rate of 6.06 percent and receives a variable three-month London interbank offer rate (LIBOR) on a notional amount of $50 million. The company has designated this interest rate contract as a hedge of the company's exposure to a portion of its variable-rate, asset backed securitization (ABS) financing. At December 31, 2002, approximately 40 percent of the company's debt was variable rate with the swap hedged against the entire variable amount. The company recorded a $22 thousand gain in 2002 and a $34 thousand loss in 2001 in other net nonoperating expense representing the ineffectiveness of the correlation between the hedge and the ABS financing rate. At December 31, 2002 and 2001, accumulated other comprehensive loss included a $1.5 million and $2.9 million, respectively, unrealized loss on the interest rate contract. The company recognizes the differential paid under the contract designated as a hedge as adjustments to interest expense. These adjustments approximated $2.1 million in 2002 and $0.8 million in 2001 in additional interest expense.

Unusual Items

Unusual items included in income from continuing operations for the years ended December 31 are detailed in the following table:

(in thousands)                               2002          2001          2000
                                          --------      --------       --------
Property (gains)/losses                   $    425      $   (186)      $(14,372)
Spin-off charges                             6,940            --             --
Reorganization costs                         1,026         4,901             --
Other                                           44           700             --
                                          --------      --------       --------
Total unusual items expense (income)      $  8,435      $  5,415       $(14,372)
                                          ========      ========       ========

Spin-off charges included bank fees and external legal and accounting services. Reorganization costs were primarily associated with the reorganization of Yellow Transportation and Transportation.com. These charges included employee separation costs and lease termination and rent costs. The net property gains in 2000 primarily consisted of a $20.7 million pretax gain on the sale of real estate property in New York and a $6.5 million pretax loss on obsolete computer aided dispatch technology, both at Yellow Transportation.

Claims and Insurance Accruals

Claims and insurance accruals, both current and long-term, reflect the estimated cost of claims for workers' compensation, cargo loss and damage, and bodily injury and property damage that insurance does not cover. The company includes these costs in claims and insurance expense except for workers' compensation, which the company includes in salaries, wages, and employees' benefits.

The company bases reserves for workers' compensation primarily upon actuarial analyses prepared by independent actuaries. These reserves are discounted to present value using a risk-free rate at the date of occurrence. The risk-free rate is the U.S. Treasury rate for maturities that match the expected payout of workers' compensation liabilities. The process of determining reserve requirements utilizes historical trends and involves an evaluation of accident frequency and severity, claims management, and changes in health care costs, but not certain future administrative costs. The effect of future inflation for costs is implicitly considered in the actuarial analyses. Adjustments to previously established reserves are included in operating results. At December 31, 2002 and 2001, estimated future payments for workers' compensation claims aggregated $98.6 million and $93.9 million, respectively. The present value of these estimated future payments was $80.5 million at December 31, 2002 and $75.4 million at December 31, 2001.

Stock-Based Compensation

The company has various stock-based employee compensation plans, which are described more fully in the Stock Compensation Plans note. The company accounts for those plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB
25). The company does not reflect compensation cost in net income, as all options that the company granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

Option Value Information

The pro forma calculations in the table below were estimated using the Black-Scholes option pricing model with the following weighted average assumptions.

Dividend yield                       - %          - %          - %
Expected volatility                 39.0%        36.8%        36.2%
Risk-free interest rate              2.6%         4.2%         5.9%
Expected option life (years)           3            3            3
Fair value per option             $ 7.81       $ 6.04       $ 4.85

Notes to Consolidated Financial Statements
Yellow Corporation and Subsidiaries

Pro Forma Information

The following table illustrates the effect on income from continuing operations, net income and earnings per share if the company had applied the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (Statement No. 123).

(in thousands except per share data)                       2002             2001             2000
                                                        ----------       ----------       ----------
Net income (loss) - as reported                         $  (93,902)      $   15,301       $   68,018
Less: Total stock-based employee compensation
  expense determined under fair value based method
  for all awards, net of related tax effects                (1,364)          (2,141)          (1,741)
                                                        ----------       ----------       ----------
Pro forma net income (loss)                             $  (95,266)      $   13,160       $   66,277
                                                        ----------       ----------       ----------

Basic earnings (loss) per share:

 Income from continuing operations - as reported        $     0.86       $     0.44       $     2.50
 Income from continuing operations - pro forma                0.81             0.35             2.43
 Net income (loss) - as reported                             (3.35)            0.63             2.76
 Net income (loss) - pro forma                               (3.40)            0.54             2.69

Diluted earnings (loss) per share:

 Income from continuing operations - as reported        $     0.84       $     0.43       $     2.49
 Income from continuing operations - pro forma                0.79             0.34             2.42
 Net income (loss) - as reported                             (3.31)            0.62             2.74
 Net income (loss) - pro forma                               (3.36)            0.53             2.67
                                                        ==========       ==========       ==========

Impairment of Long-Lived Assets

If facts and circumstances indicate that the carrying value of identifiable intangibles and long-lived assets may be impaired, the company would perform an evaluation of recoverability. If an evaluation were required, the company would compare the estimated future undiscounted cash flows associated with the asset to the asset's carrying amount to determine if a write-down is required.


Reclassifications

The company has made certain reclassifications to the prior year consolidated financial statements to conform to the current presentation.

Preferred Stock

The Certificate of Incorporation authorizes the Board of Directors, at its discretion, to issue up to 750,000 shares of Series A $10 preferred stock with a $1 par value per share, and 4,250,000 shares of preferred stock with a $1 par value per share. As of December 31, 2002, none of these shares have been issued.

Supplemental Cash Flow Information

The company provides the following supplemental cash flow information for the years ended December 31:

(in thousands)               2002         2001          2000
                            -------      -------      -------
Income taxes paid, net      $ 8,272      $ 5,268      $47,813
Interest paid               $11,518      $16,628      $19,761

Supplemental cash flow information includes cash paid on behalf of SCST until the spin-off date.

Discontinued Operations

As required under Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the company evaluated the carrying value of SCST against the fair value, as determined by the market capitalization of SCST at the spin-off date. The following table presents the net assets (carrying value) of SCST at the spin-off date compared to the fair value as determined by the market capitalization:

(in thousands)                                        September 30, 2002
                                                      ------------------

Cash                                                    $   2,383
Accounts receivable                                        99,233
Other current assets                                       18,158
Net property, plant and equipment and other assets        314,610
Accounts payable and accrued expenses                     (64,275)
Long-term debt                                           (130,000)
Other liabilities                                         (69,342)
                                                      ------------------
Total net assets (carrying value)                       $ 170,767
Fair value at spin-off                                   (118,120)
                                                      ------------------
Non-cash loss on disposal of SCST                       $ (52,647)
                                                      ==================

Notes to Consolidated Financial Statements
Yellow Corporation and Subsidiaries

Summarized results of operations related to SCST (as reported in discontinued operations) are as follows for the nine months ended September 30, 2002 and the years ended December 31, 2001 and 2000:

(in thousands except per share data)              2002             2001            2000
                                                ---------       ---------      ---------
Operating revenue                               $ 581,181       $ 771,581      $ 789,009
Operating expenses                                559,751         752,423        763,227
                                                ---------       ---------      ---------
Operating income                                   21,430          19,158         25,782
Nonoperating expenses, net                          4,735           7,992          9,221
                                                ---------       ---------      ---------
Income before income taxes                         16,695          11,166         16,561
Provision for income taxes                          6,748           6,454          8,864
                                                ---------       ---------      ---------
Income from continuing operations                   9,947           4,712          7,697
Loss on disposal of SCST                          (52,647)             --             --
Cumulative effect of change in
  accounting for goodwill                         (75,175)             --             --
                                                ---------       ---------      ---------
Income (loss) from discontinued operations      $(117,875)      $   4,712      $   7,697
                                                =========       =========      =========

Discontinued operations basic earnings
 (loss) per share:

Income from continuing operations               $    0.35       $    0.19      $    0.31
Loss on disposal of SCST                            (1.88)             --             --
Cumulative effect of change in
  accounting for goodwill                           (2.68)             --             --
                                                ---------       ---------      ---------
Income (loss) from discontinued operations      $   (4.21)      $    0.19      $    0.31
                                                ---------       ---------      ---------

Discontinued operations diluted earnings
 (loss) per share:

Income from continuing operations               $    0.35       $    0.19      $    0.31
Loss on disposal of SCST                            (1.85)             --             --
Cumulative effect of change in
 accounting for goodwill                            (2.65)             --             --
                                                ---------       ---------      ---------
Income (loss) from discontinued operations      $   (4.15)      $    0.19      $    0.31
                                                =========       =========      =========

The company did not charge to discontinued operations the management fees and other corporate services that it previously allocated to SCST, as the company continues to incur a majority of the expense. The company allocated interest expense to discontinued operations based on the overall effective borrowing rate of Yellow applied to the debt reduction realized by Yellow from the spin-off. Interest expense included in discontinued operations was $4.6 million for the nine months ended September 30, 2002, and $8.0 million and $9.4 million for the years ended December 31, 2001 and 2000, respectively. Goodwill amortization expense included in discontinued operations was zero for 2002, and $3.0 million and $2.6 million for 2001 and 2000, respectively.

In July 1999, Preston Trucking Company (a former segment of the company sold in 1998) ceased operations and commenced a liquidation of its assets under federal bankruptcy regulations. The company recorded a charge to discontinued operations of $1.3 million net of tax benefit of $0.7 million in 2000 to settle pending liabilities associated with the bankruptcy. Income from discontinued operations, as shown on the Statements of Consolidated Operations, in 2000 consists of $7.7 million in income related to SCST and $1.3 million in losses related to Preston Trucking Company. Yellow does not anticipate any material change in the loss from disposition of the discontinued operations.

Prepaid Expenses and Other

Items classified as prepaid expenses and other consisted of the following at December 31:

(in thousands)                       2002         2001
                                    -------      -------
Fuel and Operating Supplies         $11,039      $12,341
Prefunded benefit contribution       40,005       40,015
Other prepaid expenses               17,682       23,502
                                    -------      -------
Prepaid expenses and other          $68,726      $75,858
                                    =======      =======

Goodwill and Other Assets

Items classified as goodwill and other assets consisted of the following at December 31:

(in thousands)                  2002         2001
                               -------      -------
Goodwill                       $20,491      $10,600
Intangibles                      7,696          495
Other assets                    24,469        4,250
                               -------      -------
Goodwill and other assets      $52,656      $15,345
                               =======      =======

Additional information on goodwill can be found in the Goodwill and Intangibles footnote.

Notes to Consolidated Financial Statements
Yellow Corporation and Subsidiaries

Property and Equipment

Property and equipment consisted of the following at December 31:

(in thousands)                             2002               2001
                                       -----------       -----------
Land                                   $    93,783       $    92,878
Structures                                 516,006           516,070
Revenue equipment                          825,606           801,652
Technology equipment and software          141,723           138,765
Other                                      101,978           106,933
                                       -----------       -----------
                                       $ 1,679,096       $ 1,656,298
Less - Accumulated depreciation         (1,114,120)       (1,096,766)
                                       -----------       -----------
Net property and equipment             $   564,976       $   559,532
                                       ===========       ===========

For the years ended December 31, 2002, 2001, and 2000, depreciation expense was $78.9 million, $76.9 million, and $78.6 million, respectively.

Yellow carries property and equipment at cost less accumulated depreciation. Yellow computes depreciation using the straight-line method based on the following service lives:

                                                                   Years
                                                                   -----
Structures                                                         10-40
Revenue equipment                                                   3-14
Technology equipment and software                                   3-5
Other                                                               3-15

The company charges maintenance and repairs to expense as incurred. The company capitalizes replacements and improvements when these costs extend the useful life of the asset.

The company's investment in technology equipment and software consists primarily of advanced customer service and freight management equipment and related software. Yellow capitalizes certain costs associated with developing or obtaining internal-use software. Capitalizable costs include external direct costs of materials and services utilized in developing or obtaining the software, payroll, and payroll-related costs for employees directly associated with the project. For the years ended December 31, 2002, 2001, and 2000, the company capitalized $1.3 million, $2.2 million, and $3.2 million, respectively, which were primarily payroll and payroll-related costs.

Accounts Payable

Items classified as accounts payable consisted of the following at December 31:

(in thousands)                                       2002          2001
                                                   --------      --------
Checks outstanding in excess of bank balances      $ 63,685      $ 51,104
Accounts payable                                     51,304        46,424
                                                   --------      --------
Accounts payable                                   $114,989      $ 97,528
                                                   ========      ========

Other Current and Accrued Liabilities

Items classified as other current and accrued liabilities consisted of the following at December 31:

(in thousands)                               2002           2001
                                           --------      --------
Accrued income taxes                       $  8,179      $     --
Deferred income taxes, net                   16,751        23,346
Claims and insurance accruals                44,045        46,347
Other current and accrued liabilities        32,136        27,047
                                           --------      --------
Other current and accrued liabilities      $101,111      $ 96,740
                                           ========      ========

Claims and Other Liabilities

Items classified as claims and other liabilities consisted of the following at December 31:

(in thousands)                       2002          2001
                                  --------      --------
Deferred income taxes, net        $ 25,657      $ 33,868
Pension liability                   71,151        34,237
Claims and other liabilities        85,836        76,089
                                  --------      --------
Claims and other liabilities      $182,644      $144,194
                                  ========      ========

Notes to Consolidated Financial Statements
Yellow Corporation and Subsidiaries

Debt and Financing

At December 31, debt consisted of the following:

(in thousands)                       2002           2001
                                  --------      --------
Unsecured credit agreement        $     --      $ 85,000
ABS borrowings                      50,000         --(1)
Unsecured medium-term notes         55,250        77,250
Industrial development bonds        18,900        18,900
SCST debt                               --        38,834
Capital leases and other               135            42
                                  --------      --------
Total debt                        $124,285      $220,026
ABS borrowings                      50,000         --(1)
Current maturities                  24,261         6,281
                                  --------      --------
Long-term debt                    $ 50,024      $213,745
                                  ========      ========

(1) Prior to the December 31, 2002 amendment of the ABS agreement, ABS borrowings were not reflected on the balance sheets of the company. At December 31, 2001, $141.5 million was outstanding under the ABS facility.

Variable-Rate Debt

The company has a $300 million unsecured credit agreement with a group of banks, which expires April 2004. Yellow may use the agreement for additional short-term borrowings and for the issuance of standby letters of credit. Interest on borrowings is based on LIBOR, which was 1.38 percent and 2.44 percent at December 31, 2002 and 2001, respectively. The company pays a fixed increment over these rates. Under the terms of the agreement, among other restrictions, the company must maintain a minimum consolidated net worth and total debt must be no greater than a specified ratio of earnings before interest, income taxes, depreciation and amortization, and rents, as defined. At December 31, 2002 and 2001, the company was in compliance with all terms of this credit agreement. The following table provides the components of the available unused capacity under the bank credit agreement at December 31:

(in thousands)                   2002             2001
                               ---------       ---------
Total capacity                 $ 300,000       $ 300,000
Outstanding borrowings                --         (85,000)
Letters of credit               (146,200)        (89,900)
                               ---------       ---------
Available unused capacity      $ 153,800       $ 125,100
                               =========       =========

The company also maintains an ABS agreement that allows it to transfer an ongoing pool of receivables to a conduit administered by an independent financial institution (the conduit). Under the terms of the agreement, the company may transfer Yellow Transportation trade receivables to a special purpose entity, Yellow Receivables Corporation (YRC). YRC is a wholly owned consolidated subsidiary of Yellow Transportation designed to isolate the receivables for bankruptcy purposes. The conduit must purchase from YRC an undivided ownership interest in those receivables. The percentage ownership interest in receivables purchased by the conduit may increase or decrease over time, depending on the characteristics of the receivables, including delinquency rates and debtor concentrations.

The company services the receivables transferred to YRC and receives a servicing fee, which company management has determined approximates market compensation for these services. The conduit pays YRC the face amount of the undivided interest at the time of purchase. On a periodic basis, this sales price is adjusted, resulting in payments by YRC to the conduit of an amount that varies based on the interest rate on certain of the conduit's liabilities and the length of time the sold receivables remain outstanding.

Prior to December 31, 2002, financing obtained under the ABS facility was treated as a sale of assets and the sold receivables and related obligations were not reflected on the Consolidated Balance Sheets. The right to repurchase receivable interests was limited to instances when ABS obligations were below $10 million. As of December 31, 2002, the ABS agreement was amended to provide YRC the right to repurchase, at any time, 100 percent of the receivable interests held by the conduit. Due to the amendment, the receivables transferred and the related borrowings are reflected on the Consolidated Balance Sheet as of December 31, 2002. The amendment does not alter the costs associated with operating the ABS facility.

The ABS facility provides additional liquidity and lower borrowing costs through access to the asset backed commercial paper market. By using the ABS facility, the company obtains a variable rate based on the A1 commercial paper rate plus a fixed increment for utilization and administration fees. A1 rated commercial paper comprises more than 90 percent of the commercial paper market, significantly increasing the liquidity. Yellow averaged a rate of 2.3 percent on the ABS facility in 2002.

The ABS facility involves receivables of Yellow Transportation only and has a limit of $200 million. Under the terms of the agreement, Yellow Transportation retains the associated collection risks. Although the facility has no stated maturity, the company has an underlying letter of credit with the administering financial institution that has a 364-day maturity.

Notes to Consolidated Financial Statements
Yellow Corporation and Subsidiaries

The table below provides the borrowing and repayment activity, as well as the resulting balances, for the years ending December 31 of each period presented:

(in thousands)                                          2002            2001
                                                      ---------       ---------
ABS obligations outstanding at January 1              $ 141,500       $ 177,000
Transfer of receivables to conduit (borrowings)         421,500         152,000
Redemptions from conduit (repayments)                  (513,000)       (187,500)
                                                      ---------       ---------
ABS obligations outstanding at December 31            $  50,000       $ 141,500
                                                      =========       =========

The company's loss on the sale of receivables under the ABS facility to the conduit was $2.6 million in 2002, $8.0 million in 2001, and $10.1 million in 2000. These charges are reflected as ABS facility charges on the Statements of Consolidated Operations.

Fixed-Rate Debt

Medium-term notes have scheduled maturities through 2008 with fixed interest rates ranging from 6.0 percent to 7.8 percent.

The company has loan guarantees, mortgages, and lease contracts in connection with the issuance of industrial development bonds (IDBs) used to acquire, construct or expand terminal facilities. Rates on these bonds range from 5.0 percent to 6.1 percent, with principal payments due through 2010.

The principal maturities of long-term debt, including current maturities, for the next five years and thereafter are as follows:

(in thousands)            Medium-Term Notes      IDBs       Other         Total
--------------            -----------------   ---------    -------     ---------
2003                         $  19,250        $  5,000     $    11     $  24,261
2004                            16,000              --         124        16,124
2005                            12,000           4,400          --        16,400
2006                             7,000              --          --         7,000
2007                                --              --          --            --
Thereafter                       1,000           9,500          --        10,500
                             ---------        --------     -------     ---------
Total                        $  55,250        $ 18,900     $   135     $  74,285
                             =========        ========     =======     =========

Based on the borrowing rates currently available to the company for debt with similar terms and remaining maturities, the fair value of fixed-rate debt at December 31, 2002 and 2001, was approximately $81.5 million and $114.2 million, respectively. The carrying amount of such fixed-rate debt at December 31, 2002 and 2001 was $74.3 million and $108.8 million, respectively.

Other Debt

SCST debt at December 31, 2001 consisted of subordinated debentures of $16.3 million, fixed and variable-rate mortgages of $11.6 million and $5.0 million, respectively, and variable-rate term notes of $5.9 million. SCST assumed the subordinated debentures of $16.3 million and the remaining debt was paid off as part of the spin-off.

Employee Benefits

Retirement Plans

Yellow Corporation and Yellow Transportation provide defined benefit pension plans for employees not covered by collective bargaining agreements (approximately 4,000 employees). Meridian IQ does not offer a defined benefit pension plan and instead offers retirement benefits through a contributory 401(k) savings plan, as discussed later in this section. Pension plan benefits are based on years of service and the employees' final average earnings. The company's funding policy is to contribute the minimum required tax-deductible contribution for the year while taking into consideration any variable Pension Benefit Guarantee Corporation premium. In 2000, the pension plan was amended to provide for the payment of unreduced benefits, at early retirement, for a participant whose combination of age and vested service equals 85 years or greater. Approximately 35 percent of the plans' assets are invested in fixed income securities, 50 percent in U.S. equities, and 15 percent in international equities. Neither the company nor its subsidiaries sponsor a postretirement health care benefit plan.

Notes to Consolidated Financial Statements
Yellow Corporation and Subsidiaries

The following table sets forth the plans' funded status:

(in thousands)                                            2002           2001
                                                       ---------      ---------
Change in benefit obligation:
Benefit obligation at beginning of year                $ 356,035      $ 309,029
Service cost                                              15,772         14,496
Interest cost                                             25,595         23,427
Plan amendment                                               907          1,660
Actuarial loss                                            30,906         19,167
Benefits paid                                            (11,512)       (11,744)
                                                       ---------      ---------
Benefit obligation at end of year                      $ 417,703      $ 356,035
                                                       ---------      ---------

Change in plan assets:
Fair value of plan assets at beginning of year         $ 274,602      $ 269,765
Actual return on plan assets                             (26,381)       (12,864)
Employer contributions                                    12,012         29,445
Benefits paid                                            (11,512)       (11,744)
                                                       ---------      ---------
Fair value of plan assets at end of year               $ 248,721      $ 274,602
                                                       ---------      ---------

Funded status                                          $(168,982)     $ (81,433)
Unrecognized transition asset                             (1,344)        (2,235)
Unrecognized prior service cost                           13,579         13,985
Unrecognized net actuarial loss                          121,850         38,444
                                                       ---------      ---------
Accrued benefit cost                                   $ (34,897)     $ (31,239)
                                                       =========      =========

Amounts recognized in the Consolidated Balance Sheets at December 31 are as follows:

(in thousands)                                            2002           2001
                                                        --------       --------
Accrued pension liability, net                          $(34,897)      $(31,239)
Minimum pension liability                                (61,629)            --
Intangible asset                                          13,579             --
Accumulated other comprehensive loss (pretax)             48,050             --
                                                        --------       --------
Accrued benefit cost                                    $(34,897)      $(31,239)
                                                        ========       ========

The following table provides the components of net pension cost:

(in thousands)                                           2002           2001           2000
                                                       --------       --------       --------
Net pension cost:
Service cost                                           $ 15,772       $ 14,496       $ 11,326
Interest cost                                            25,595         23,427         21,733
Expected return on plan assets                          (25,139)       (21,010)       (20,742)
Amortization of unrecognized net transition assets       (2,380)        (2,384)        (2,388)
Amortization of prior service costs                       1,438          1,304          1,113
                                                       --------       --------       --------
Net pension cost                                       $ 15,286       $ 15,833       $ 11,042
                                                       ========       ========       ========

Weighted average assumptions at December 31:

Discount rate                                              6.75%          7.25%          7.50%
Rate of increase in compensation levels                    4.50%          4.50%          4.50%
Expected rate of return on assets                          9.00%          9.00%          9.00%
                                                       ========       ========       ========

Increases in the company's pension benefit obligations combined with market losses in 2002 and 2001 have negatively impacted the funded status of the pension plans, resulting in additional funding and expense over the next several years. Due to these same factors, the company recorded an adjustment in 2002 to shareholders' equity of $30.8 million, net of tax of $17.2 million, to reflect the minimum liability associated with the plans.

Multi-Employer Plans

Yellow Transportation contributes to multi-employer health, welfare and pension plans for employees covered by collective bargaining agreements (approximately 80 percent of total employees). The amounts of these contributions are determined by contract and established in the agreements. The health and welfare plans provide health care and disability benefits to active employees and retirees. The pension plans provide defined benefits to retired participants. The company contributed and charged to expense the following amounts to these plans:

(in thousands)                            2002            2001            2000
                                        --------        --------        --------
Health and welfare                      $156,081        $150,012        $154,730
Pension                                  159,018         157,148         167,772
                                        --------        --------        --------
Total                                   $315,099        $307,160        $322,502
                                        ========        ========        ========

Notes to Consolidated Financial Statements
Yellow Corporation and Subsidiaries

Under current legislation regarding multi-employer pension plans, a termination, withdrawal or partial withdrawal from any multi-employer plan that is in an under-funded status would render the company liable for a proportionate share of such multi-employer plans' unfunded vested liabilities. This potential unfunded pension liability also applies to the company's unionized competitors who contribute to multi-employer plans. Based on the limited information available from plan administrators, which the company cannot independently validate, the company believes that its portion of the contingent liability in the case of a full withdrawal or termination would be material to its financial position and results of operations. Yellow Transportation has no current intention of taking any action that would subject the company to obligations under the legislation.

Yellow Transportation has collective bargaining agreements with its unions that stipulate the amount of contributions Yellow Transportation makes to multi-employer pension plans. The Internal Revenue Code and Internal Revenue Service regulations also establish minimum funding requirements for multi-employer pension plans and a process to address the plans' funding if it fails to meet those requirements.

401(k) Savings Plans

The company and its operating subsidiaries each sponsor defined contribution plans, primarily for employees not covered by collective bargaining agreements. The plans principally consist of contributory 401(k) savings plans and noncontributory profit sharing plans. Plans provided by Yellow Corporation and Yellow Transportation consist of both a fixed matching percentage and a discretionary amount. The nondiscretionary company match for these plans equals 25 percent of the first six percent of an eligible employee's contributions. Discretionary contributions for both the 401(k) savings plan and profit sharing plans are determined annually by the Board of Directors. The 401(k) savings plan offered by Meridian IQ provides a fixed matching percentage of 75 percent of the first six percent of an eligible employee's contributions with no option for discretionary contributions. Contributions for each of the three years in the period ended December 31, 2002, were not material to the operations of the company.

The company's employees covered under collective bargaining agreements can also participate in a contributory 401(k) plan. There are no employer contributions to the plan.

Performance Incentive Awards

The company and its operating subsidiaries each provide annual performance incentive awards to nonunion employees, which are based primarily on actual operating results achieved compared to targeted operating results. Income from continuing operations in 2002, 2001, and 2000 includes performance incentive expense for nonunion employees of $15.6 million, $2.9 million, and $38.7 million, respectively. Yellow pays performance incentive awards for a year primarily in the first quarter of the following year.

Executive Performance Plan

The company implemented a long-term incentive plan in 2002. This plan replaced the use of stock options as the exclusive vehicle for delivering long-term incentive compensation potential to the company's executive officers. Awards under the plan can be made in cash and performance share units at the discretion of the Board of Directors and are expected to vest over three years from the date of grant. The plan utilizes a phased implementation schedule that allows for one-third of the typical award in the first year of implementation, two-thirds in the second year, and the full award in the third year. In 2002, award amounts were based primarily on the company's return on committed capital compared to the Standard and Poor's Small Cap 600. Income from continuing operations in 2002 includes performance incentive accruals for executives of $2.0 million.

Stock Compensation Plans

The company has reserved 4.8 million shares of its common stock for issuance to key management personnel of the company and its operating subsidiaries under five stock option plans. The plans generally permit grants of nonqualified stock options and grants of stock options coupled with a grant of stock appreciation rights (SARs). In addition, the company has reserved 200,000 shares of its common stock for issuance to its Board of Directors. Under the plans, the exercise price of each option equals the closing market price of the company's common stock on the date of grant. The options vest ratably, generally over a period of four years, and expire ten years from the date of the grant. The 1992 plan also permits the issuance of restricted stock. In 2002, Yellow issued 56,300 shares of restricted stock from the 1992 plan at $25.90 per share that clif vest over three years.

The company implemented a new stock option plan in 2002 which reserves 1.0 million of the 4.8 million shares discussed above. This plan permits the issuance of restricted stock and restricted stock units, as well as options, SARs, and performance stock and performance stock unit awards. The maximum cumulative number of shares that can be awarded in any form other than options or SARs is 200,000 shares. Yellow did not issue any restricted stock or SARs from this plan during 2002.

The outstanding stock options of Yellow were adjusted to reflect the impact of the spin-off. For employees who continued employment with Yellow, the option remained an option for Yellow common stock with the number of shares covered by the option and related exercise price adjusted to preserve the intrinsic value. For employees who worked for SCST after the spin-off, the Yellow options were cancelled and SCST issued options to purchase SCST common stock with the number of shares of SCST common stock and exercise price set to preserve the intrinsic value.

As of December 31, 2002, 2001, and 2000, options on approximately 736,000 shares, 1,054,000 shares, and 1,421,000 shares, respectively, were exercisable at weighted average exercise prices of $17.77 per share, $20.62 per share, and $18.12 per share, respectively. The weighted average

Notes to Consolidated Financial Statements
Yellow Corporation and Subsidiaries

remaining contract life on outstanding options at December 31, 2002, 2001, and 2000 was 7.4 years, 7.3 years, and 7.9 years, respectively. A summary of activity in the company's stock option plans is presented in the following table.

                                                          Exercise Price
                                                    ----------------------------
                                        Shares       Weighted
                                    (in thousands)    Average         Range
                                    --------------  ----------   ---------------
Outstanding at December 31, 1999         3,134      $    17.44   $ 11.50 - 27.00
Granted                                  1,170           16.63     14.56 - 18.75
Exercised                                 (517)          13.54     11.50 - 18.13
Forfeited / expired                       (412)          19.13     11.50 - 27.00
                                          ----      ----------   ---------------
Outstanding at December 31, 2000         3,375      $    17.55   $ 11.50 - 27.00
Granted                                     42           20.30     18.25 - 21.87
Exercised                               (1,063)          15.64     11.50 - 24.05
Forfeited / expired                        (83)          18.57     12.25 - 24.05
                                           ---      ----------   ---------------
Outstanding at December 31, 2001         2,271      $    18.46   $ 11.50 - 27.00
Granted                                    900           26.81     22.42 - 29.67
Exercised                                 (737)          17.76     10.56 - 24.79
SCST spin-off adjustment                  (352)             --                --
Forfeited / expired                        (86)          17.83     10.56 - 24.05
                                      --------      ----------   ---------------
Outstanding at December 31, 2002         1,996      $    21.27   $ 10.56 - 29.67
                                      ========      ==========   ===============

The following table summarizes information about stock options outstanding as of December 31, 2002:

                                           Options Outstanding                       Options Exercisable
                           ---------------------------------------------------  --------------------------------
                                           Weighted-Average
                               Shares          Remaining      Weighted-Average      Shares      Weighted-Average
Range of exercise prices   (in thousands)  Contractual Years   Exercise Price   (in thousands)   Exercise Price
------------------------   --------------  -----------------  ----------------  --------------  ----------------
$10.56 - 15.61                   558              7.1             $  14.36           246             $ 14.30
$15.62 - 22.80                   785              5.7             $  19.26           480             $ 19.41
$22.81 - 29.67                   653              9.7             $  29.58            10             $ 23.93

As discussed in the Summary of Accounting Policies note, the company applies APB 25 in accounting for stock options. Please refer to that note for pro forma effects had the company applied Statement No. 123.

Goodwill and Intangibles

Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of businesses acquired. Prior to the adoption on January 1, 2002 of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (Statement No. 142), the company amortized goodwill over the estimated period of benefit on a straight-line basis over periods generally ranging from 20 to 40 years, and the company reviewed goodwill for impairment under the policy for other long-lived assets. Since the adoption of Statement No. 142, the company discontinued amortization of goodwill, and reviews goodwill at least annually for impairment based on a fair value approach.

As a result of the spin-off, the company reports results of operations for SCST, including prior year goodwill amortization, under discontinued operations. Meridian IQ has not amortized goodwill in accordance with provisions of Statement No. 142. Therefore, income from continuing operations does not include goodwill amortization for any period presented.

The net carrying amount of goodwill attributable to each subsidiary with goodwill balances and changes therein follows:

                       December 31,   Impairment     (Spin-off ) /  December 31,
(in thousands)            2001        Adjustment     Acquisitions        2002
                       ------------   ----------     -------------  ------------
SCST                    $ 89,971       $(75,175)       $(14,796)       $    --
Meridian IQ               10,600             --           9,891         20,491
                        --------       --------        --------        -------
Goodwill                $100,571       $(75,175)       $ (4,905)       $20,491
                        ========       ========        ========        =======

At December 31, 2001, the company had $100.6 million of goodwill, consisting primarily of $75.2 million remaining from the acquisition of Jevic included in the non-current assets of discontinued operations. Based on an estimate of Jevic's discounted cash flows, the company determined that 100 percent of the Jevic goodwill was impaired due to lower business volumes, compounded by a weak economy and an increasingly competitive business environment. As a result, the company recorded a non-cash charge of $75.2 million in the first quarter 2002, which was reflected as a cumulative effect of a change in accounting principle. Due to the spin-off, the company reclassified the non-cash charge to discontinued operations on the Statement of Consolidated Operations.

In connection with adopting Statement No. 142, the company also reassessed the useful lives and the classification of its identifiable intangible assets and determined that they continue to be appropriate.

Notes to Consolidated Financial Statements
Yellow Corporation and Subsidiaries

The components of amortized intangible assets follow:

                                 December 31, 2002          December 31, 2001
                             -------------------------  ------------------------
                   Average    Gross                      Gross
                    Life     Carrying    Accumulated    Carrying    Accumulated
(in thousands)     (years)    Amount     Amortization    Amount     Amortization
                   -------   --------    ------------   --------    ------------
Customer related     11      $5,622         $  355       $  317       $   34
Marketing related     6       1,550             42        1,963          812
Technology based      5       1,061            140          231           19
                             ------         ------       ------       ------
Intangible assets            $8,233         $  537       $2,511       $  865
                             ======         ======       ======       ======

The gross carrying amount of intangibles at December 31, 2001 included approximately $2 million of SCST assets and the related accumulated amortization of $.8 million. SCST intangibles and accumulated amortization are not reflected in the December 31, 2002 balances. Identifiable intangibles of approximately $7.7 million are reflected in the December 31, 2002 balances as a result of Meridian IQ acquisitions during 2002.

Amortization expense for intangible assets, as reflected in income from continuing operations, was $482 thousand for the year ending December 31, 2002. Estimated amortization expense for the next five years is as follows:

(in thousands)                              2003    2004    2005    2006    2007
                                            ----    ----    ----    ----    ----
Estimated amortization expense              $972    $942    $859    $750    $606

Acquisitions

In July 2002, Meridian IQ acquired selected assets, consisting primarily of customer contracts, of Clicklogistics, Inc. (Clicklogistics) for nominal cash consideration. Clicklogistics provides non-asset transportation and logistics management services.

In August 2002, Meridian IQ completed the acquisition of MegaSys, Inc. (MegaSys), a Greenwood, Indiana based provider of non-asset transportation and logistics management services, for approximately $17 million. The acquisition price primarily related to $9.3 million of goodwill and $7.1 million of identifiable intangible assets. As part of the acquisition, Meridian IQ negotiated an earnout arrangement, which provides for Meridian IQ to pay contingent consideration upon MegaSys generating cash flow levels in excess of an established rate of return through December 31, 2005. If reached, the earnout amount could increase the purchase price up to an additional $18 million. The company believes the acquisition supports its plans to grow its non-asset-based business and be a single-source transportation provider.

In September 2001, the company completed its acquisition of the remaining ownership in Transportation.com from its venture capital partners. The cash purchase price of approximately $14.3 million was allocated to goodwill of $10.6 million, tax benefit receivable of $4.0 million and miscellaneous assets and liabilities of $(0.3) million. As of the acquisition date, Transportation.com, as well as the company's other non-asset-based services, have been consolidated under Meridian IQ. The purchase agreements provide for material contingent payments to be paid to the sellers in the event of a public offering of Meridian IQ on or before August 2006. The company has no current plans for a public offering of Meridian IQ. Prior to the acquisition date, the company accounted for its ownership interest under the equity method of accounting due to substantive participating rights of the minority investors. Losses on the company's investment of $5.7 million in 2001 and $3.3 million in 2000 were recorded in nonoperating expenses.

Income Taxes

Deferred income taxes are determined based upon the difference between the book and the tax basis of the company's assets and liabilities. Deferred taxes are recorded at the enacted tax rates expected to be in effect when these differences reverse. Deferred tax liabilities (assets) are comprised of the following at December 31:

(in thousands)                                             2002           2001
                                                         ---------      ---------
Depreciation                                             $  90,004      $  81,521
Prepaids                                                     8,193          9,427
Employee benefits                                           52,330         48,519
Revenue                                                     22,925         20,241
Other                                                        6,354          9,467
                                                         ---------      ---------
Gross tax liabilities before discontinued operations     $ 179,806      $ 169,175
Gross tax liabilities of discontinued operations                --         62,530
                                                         ---------      ---------
Gross tax liabilities                                    $ 179,806      $ 231,705
                                                         ---------      ---------
Claims and insurance                                     $ (54,684)     $ (53,341)
Bad debts                                                   (5,514)        (2,812)
Employee benefits                                          (45,076)       (18,712)
Revenue                                                    (10,882)       (15,398)
Other                                                      (21,242)       (21,698)
                                                         ---------      ---------
Gross tax assets before discontinued operations          $(137,398)     $(111,961)
Gross tax assets of discontinued operations                     --        (20,416)
                                                         ---------      ---------
Gross tax assets                                         $(137,398)     $(132,377)
                                                         ---------      ---------
Net tax liability                                        $  42,408      $  99,328
                                                         =========      =========

A valuation allowance for deferred tax assets was not required at December 31, 2002 or 2001.

Notes to Consolidated Financial Statements
Yellow Corporation and Subsidiaries

A reconciliation between income taxes at the federal statutory rate and the consolidated effective tax rate from continuing operations follows:

(in thousands)                                              2002           2001            2000
                                                          --------       --------       ---------
Federal statutory rate                                        35.0%          35.0%           35.0%
State income taxes, net                                       (0.8)          (2.0)            4.0
Nondeductible business expenses                                4.5           11.3             2.7
Foreign tax credit and rate differential                      (2.2)          (2.5)            0.6
Other, net                                                    (0.3)          (2.8)           (0.9)
                                                          --------       --------       ---------
Effective tax rate                                            36.2%          39.0%           41.4%
                                                          ========       ========       =========

The income tax provision from continuing operations consisted of the following:

(in thousands)                                              2002           2001            2000
                                                          --------       --------       ---------
Current:
U.S. federal                                              $ 12,697       $ (6,853)      $  28,511
State                                                         (353)        (3,628)          5,556
Foreign                                                       (180)           505            (151)
                                                          --------       --------       ---------
Current income tax provision                              $ 12,164       $ (9,976)      $  33,916
                                                          --------       --------       ---------
Deferred:
U.S. federal                                              $    584       $ 14,220       $   7,739
State                                                          748          2,937           1,191
Foreign                                                        117           (411)            676
                                                          --------       --------       ---------
Deferred income tax provision                             $  1,449       $ 16,746       $   9,606
                                                          --------       --------       ---------
Income tax provision                                      $ 13,613       $  6,770       $  43,522
                                                          ========       ========       =========

Based on the income from continuing operations before income taxes:

Domestic                                                  $ 37,892       $ 16,119       $ 105,472
Foreign                                                       (306)         1,240            (345)
                                                          --------       --------       ---------
Income from continuing operations before income taxes     $ 37,586       $ 17,359       $ 105,127
                                                          ========       ========       =========

Commitments, Contingencies, and Uncertainties

The company incurs rental expenses under noncancelable lease agreements for certain buildings and operating equipment. Rental expense is charged to operating expense and supplies on the Statements of Consolidated Operations. Actual rental expense, as reflected in income from continuing operations, was $34.8 million, $37.0 million, and $35.7 million for the years ended December 31, 2002, 2001, and 2000, respectively.

The company utilizes certain terminals and equipment under operating leases. At December 31, 2002, the company was committed under noncancelable lease agreements requiring minimum annual rentals payable as follows:

(in thousands)            2003      2004      2005       2006      2007   Thereafter
                        --------  --------  --------   -------   -------  ----------
Minimum annual rentals  $ 26,203  $ 18,182  $ 13,373   $ 4,076   $ 3,039   $ 5,624

The company expects in the ordinary course of business that leases will be renewed or replaced as they expire. Projected 2003 net capital expenditures are expected to be $100 to $110 million, of which $32 million was committed at December 31, 2002.

The company's outstanding letters of credit at December 31, 2002 included $10.6 million for property damage and workers' compensation claims against SCST. Yellow agreed to maintain the letters of credit outstanding at the spin-off date until SCST obtained replacement letters of credit or third party guarantees. SCST agreed to use its reasonable best efforts to obtain these letters of credit or guarantees, which in many cases would allow Yellow to obtain a release of its letters of credit. SCST agreed to indemnify Yellow for any claims against the letters of credit provided by Yellow. SCST reimburses Yellow for all fees incurred related to the remaining outstanding letters of credit. The company also provides a guarantee of $6.6 million regarding certain lease obligations of SCST.

The company is involved in litigation or proceedings that have arisen in the company's ordinary business activities. The company insures against these risks to the extent deemed prudent by its management, but no assurance can be given that the nature and amount of such insurance will be sufficient to fully indemnify the company against liabilities arising out of pending and future legal proceedings. Many of these insurance policies contain self-insured retentions in amounts the company deems prudent. Based on its current assessment of information available to the company as of the date of these financial statements, the company believes that its financial statements include adequate provision for estimated costs and losses that may ultimately be incurred with regard to the litigation and proceedings to which the company is a party.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YELLOW CORPORATION AND SUBSIDIARIES

LABOR NEGOTIATIONS

The National Master Freight Agreement covering Yellow Transportation collective-bargaining employees expires on March 31, 2003. Yellow Transportation began formal labor negotiations with the International Brotherhood of Teamsters in October 2002, with a goal to renegotiate the agreement prior to its expiration. Failure to reach an agreement prior to the expiration of the contract could have a significant impact on our financial condition and results of operations. The agreement covers approximately 80 percent of Yellow Transportation employees.

BUSINESS SEGMENTS

The company reports financial and descriptive information about its reportable operating segments on a basis consistent with that used internally for evaluating segment performance and allocating resources to segments. The segments are managed separately because each requires different operating and technology strategies. The company evaluates performance primarily on operating income and return on capital.

Yellow has two reportable segments, which are strategic business units that offer complementary transportation services to its customers. Yellow Transportation is a unionized carrier that provides comprehensive regional, national and international transportation services. Meridian IQ provides domestic and international freight forwarding, multi-modal brokerage and transportation management services.

The accounting policies of the segments are the same as those described in the Summary of Accounting Policies note. Management fees and other corporate services are charged to segments based on direct benefit received or allocated based on revenue. Corporate revenue in 2001 and 2000 represented certain non-asset-based services prior to the formation of Meridian IQ. Corporate operating losses represent operating expenses of the holding company, including salaries, wages and benefits, along with incentive compensation and professional services for all periods presented. In 2002, Corporate operating losses also included approximately $6.9 million of spin-off charges. Corporate identifiable assets primarily referred to cash and cash equivalents, in addition to pension intangible assets. In 2002, intersegment revenue related to transportation services provided by Yellow Transportation to Meridian IQ and charges to Yellow Transportation for use of various Meridian IQ service names.

Meridian IQ includes the former operations of Transportation.com as well as other non-asset-based services. The 2001 and 2000 segment data for Meridian IQ included the partial year results of operations of Transportation.com and other non-asset-based services for the periods they were part of the company's consolidated financial results. Full year revenue for Meridian IQ was $31.1 million and $23.4 million in 2001 and 2000, respectively. Full year operating losses for Meridian IQ were $(16.8) million and $(13.7) million in 2001 and 2000, respectively.

Revenue from foreign sources totaled $24.8 million, $26.0 million, and $24.5 million, in 2002, 2001, and 2000 respectively, and is largely derived from Canada and Mexico.

The following table summarizes the company's operations by business segment:

                                         Yellow                           Corporate/
(in thousands)                   Transportation       Meridian IQ       Eliminations          Consolidated
-------------------------------------------------------------------------------------------------------------
2002

External revenue                     $2,544,573        $   79,575         $        -            $2,624,148
Intersegment revenue                      2,479             2,196             (4,675)                    -
Operating income (loss)                  70,594            (2,697)           (21,033)(2)            46,864
Identifiable assets                     940,252            64,617             38,116             1,042,985
Capital expenditures, net                81,232             1,537                 61                82,830
Depreciation and amortization            76,972             2,321                 41                79,334
-------------------------------------------------------------------------------------------------------------

2001

External revenue                     $2,485,972        $   11,292         $    7,806            $2,505,070
Intersegment revenue                      6,360                 -             (6,360)                    -
Operating income (loss)                  55,884            (5,738)           (11,951)               38,195
Identifiable assets                     757,484            17,641             19,704               794,829(1)
Capital expenditures, net                80,463               822                150                81,435
Depreciation and amortization            76,227               698                 52                76,977
-------------------------------------------------------------------------------------------------------------

2000

External revenue                     $2,763,426        $   16,788         $   18,917            $2,799,131
Intersegment revenue                     14,346                 -            (14,346)                    -
Operating income (loss)                 141,829            (4,507)           (10,575)              126,747
Identifiable assets                     722,808                 -             45,793               768,601(1)
Capital expenditures, net                61,791               256              8,642                70,689
Depreciation and amortization            68,780               120              9,687                78,587
-------------------------------------------------------------------------------------------------------------

(1) The December 31, 2001 and 2000, total assets per the Consolidated Balance Sheets includes $490,948 and $539,876, respectively, of assets related to discontinued operations not included above.

(2) Includes $6.9 million of spin-off charges as discussed on the previous page.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YELLOW CORPORATION AND SUBSIDIARIES

EARNINGS PER COMMON SHARE

(in thousands except per share data)                          2002             2001           2000
----------------------------------------------------------------------------------------------------
Income from continuing operations                     $     23,973     $     10,589    $     61,605
Income (loss) from discontinued operations                (117,875)           4,712           6,413
----------------------------------------------------------------------------------------------------
Net income (loss)                                     $    (93,902)    $     15,301    $     68,018
----------------------------------------------------------------------------------------------------

Average common shares outstanding - basic                   28,004           24,376          24,649
Effect of dilutive options and restricted stock                367              303             138
----------------------------------------------------------------------------------------------------
Average common shares outstanding - diluted                 28,371           24,679          24,787

Basic earnings per share:
Income from continuing operations                     $       0.86     $       0.44    $       2.50
Income (loss) from discontinued operations                   (4.21)            0.19            0.26
----------------------------------------------------------------------------------------------------
Net income (loss)                                     $      (3.35)    $       0.63    $       2.76
----------------------------------------------------------------------------------------------------

Effect of dilutive options on earnings per share:
Income from continuing operations                     $      (0.02)    $      (0.01)   $      (0.01)
Income (loss) from discontinued operations                    0.06             -              (0.01)
----------------------------------------------------------------------------------------------------
Net income (loss)                                     $       0.04     $      (0.01)   $      (0.02)
----------------------------------------------------------------------------------------------------

Diluted earnings per share:
Income from continuing operations                     $       0.84     $       0.43    $       2.49
Income (loss) from discontinued operations                   (4.15)            0.19            0.25
----------------------------------------------------------------------------------------------------
Net income (loss)                                     $      (3.31)    $       0.62    $       2.74
====================================================================================================

The impacts of certain options were excluded from the calculation of diluted earnings per share because average exercise prices were greater than the average market price of common shares. Data regarding those options is summarized below:

(in thousands except per share data)                        2002             2001             2000
----------------------------------------------------------------------------------------------------
Weighted average option shares outstanding                   129              611            1,500
Weighted average exercise price                        $   29.67       $    24.18        $   20.79
----------------------------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT


TO THE SHAREHOLDERS OF YELLOW CORPORATION:

We have audited the accompanying consolidated balance sheets of Yellow Corporation (a Delaware corporation) and Subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, cash flows, shareholders' equity, and comprehensive income for each of the years in the three year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Yellow Corporation and Subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in the Goodwill and Intangibles note to the financial statements, effective January 1, 2002, the Company ceased amortization of goodwill and changed its method of determining impairment of goodwill as required by Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

KPMG LLP
Kansas City, Missouri
January 23, 2003

SUPPLEMENTARY INFORMATION

YELLOW CORPORATION AND SUBSIDIARIES

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                   First         Second        Third          Fourth
(in thousands except per share data)             Quarter        Quarter       Quarter        Quarter
------------------------------------------------------------------------------------------------------
2002
Operating revenue                              $ 578,802      $ 646,061     $ 682,473      $ 716,812
Unusual items expense                                704            999         5,718          1,014
Operating income                                   2,657          6,210        13,482         24,515
Income (loss) from continuing operations            (147)         2,628         7,297         14,195
Income (loss) from discontinued operations       (72,889)         3,592       (48,578)             -
Net income (loss)                                (73,036)         6,220       (41,281)        14,195
Diluted earnings (loss) per share:
  From continuing operations                       (0.01)          0.09          0.25           0.48
  From discontinued operations                     (2.88)          0.13         (1.65)             -
Common stock
  High                                             23.12          27.98         27.07          32.21
  Low                                              18.31          21.20         18.72          25.19
2001
Operating revenue                              $ 636,002      $ 629,135     $ 639,462      $ 600,471
Unusual items expense (income)                       626          1,117          (734)         4,406
Operating income                                  11,818         11,691        12,816          1,870
Income (loss) from continuing operations           2,780          3,589         5,148           (928)
Income (loss) from discontinued operations        (1,034)         2,067         1,330          2,349
Net income                                         1,746          5,656         6,478          1,421
Diluted earnings (loss) per share:
  From continuing operations                        0.11           0.15          0.21          (0.03)
  From discontinued operations                     (0.04)          0.08          0.05           0.09
Common stock
  High                                             24.69          20.15         27.57          26.45
  Low                                              15.63          15.50         16.82          18.00
------------------------------------------------------------------------------------------------------

COMMON STOCK

Approximately 2,200 shareholders of record hold Yellow Corporation common stock. The company's only class of stock outstanding is common stock, traded in over-the-counter markets. Trading activity averaged 384,000 shares per day during the year, up from 262,000 per day in 2001. The NASDAQ stock market quotes prices for the company's common stock under the symbol "YELL". The high and low prices at which Yellow Corporation common stock traded for each calendar quarter in 2002 and 2001 are shown above.

GLOSSARY

FINANCIAL TERMS

ASSET BACKED
SECURITIZATIONS (ABS)

Commercial paper backed by accounts receivable of the company and other unrelated companies originated by a third-party financial institution.

DEBT TO CAPITALIZATION

The percentage of a company financed by debt versus shareholders' investments. Debt to capitalization is calculated as debt, including ABS borrowings (total debt), less cash and cash equivalents, divided by total debt less cash and cash equivalents plus shareholders' equity.

FREE CASH FLOW

Cash provided by operations and stock option proceeds less cash reinvested in the business through capital expenditures. ABS activity and net cash from operating activities of discontinued operations are excluded from this calculation.

OPERATING RATIO

A key financial indicator in the transportation industry calculated by dividing operating expenses by operating revenue.

RETURN ON COMMITTED
CAPITAL (ROCC)

One of the company's key metrics. ROCC is calculated by tax-effecting earnings before interest and taxes, excluding unusual items, and then dividing the result by committed capital.

Committed capital is calculated as the sum of total debt, including ABS borrowings, plus shareholders' equity.

SHAREHOLDERS' EQUITY
PER SHARE

Total shareholders' equity at the end of the year divided by the common shares outstanding at the end of the year.

UNUSUAL ITEMS EXPENSE/ (INCOME)

Items that management does not consider representative of the company's ongoing operations, including gains and losses on property dispositions. These transactions can distort the underlying results of operations and affect comparability between years.

INDUSTRY TERMS

BROKERAGE

Companies licensed by the Interstate Commerce Commission to engage in the business of arranging for transportation of property in interstate commerce.

LESS-THAN-TRUCKLOAD (LTL)

A term that refers to shipments (typically less than 10,000 pounds) from several customers that are consolidated onto one trailer.

LINEHAUL

Movement of shipments between cities, excluding pick-up and delivery service.

PICK-UP

Service of a carrier in calling for and collecting shipments to be transported through its system.

SERVICE CENTER

The location at which shipments are ordinarily loaded and dispatched.

TRUCKLOAD (TL)

Large-volume shipments from a single customer that weigh more than 10,000 pounds.

WEB-NATIVE

Technology built for and designed to be employed only via the Internet.

YELLOW TERMS

CUSTOMER SERVICE CENTERS

Centralized call centers in Des Moines, Iowa, and Sioux Falls, South Dakota, that handle pick-up and delivery for Yellow service centers throughout the nation and provide a host of value-added services.

DEFINITE DELIVERY

A guaranteed on-time service at standard transit times with continuous shipment monitoring and proactive notification.

EXACT EXPRESS

A guaranteed, time-definite, expedited service offering using a variety of air and ground solutions.

ISO 9001: 2000

A comprehensive set of standards that measure quality within business organizations. Yellow recently was recertified under the ISO 9001: 2000 classification. The certification applies to "all activities related to freight transportation," extending to 2007. Certification programs are administered by the International Accreditation Registry, considered the leading authority on quality in the world.

MERIDIAN IQ

A non-asset-based Yellow Corporation subsidiary and global transportation management company that plans and coordinates the movement of goods worldwide to provide customers a single source for transportation management solutions.

MYYELLOW.COM

The web site that allows Yellow customers to conduct their transportation business and manage their supply chains online.

POWERTMS

A powerful transportation management system available to Meridian IQ customers.

SCS TRANSPORTATION, INC.
(SCST)

A former Yellow Corporation subsidiary consisting of regional carriers Saia Motor Freight Line, Inc. and Jevic Transportation, Inc. The spin-off of SCST was effective September 30, 2002.

STANDARD GROUND

Yellow service offering with direct delivery points throughout North America.

STANDARD GROUND
REGIONAL ADVANTAGE

Two- and three-day service in 500- to 1,500-mile length-of- haul lanes. Yellow provides this service in 38,000 lanes in metro-to-metro markets throughout the central and eastern United States.

YELLOW CORPORATION

A holding company that through wholly-owned operating subsidiaries offers its customers a wide range of asset and non-asset-based transportation services integrated by technology.

YELLOW GLOBAL

A unit of Meridian IQ handling global transportation services with service to 88 countries worldwide.

YELLOW TECHNOLOGIES

A Yellow Corporation subsidiary providing innovative technology solutions and services exclusively for Yellow operating companies.

YELLOW TRANSPORTATION

A Yellow Corporation subsidiary offering a full range of regional, national and international services for the movement of industrial, commercial and retail goods.

YES WE CAN

Yellow brand promise articulating our commitment to 100 percent customer satisfaction.

OFFICERS

Yellow Corporation

William D. Zollars
Chairman of the Board,
President and Chief Executive Officer

Donald G. Barger, Jr.
Senior Vice President and
Chief Financial Officer

Daniel J. Churay
Senior Vice President,
General Counsel and Secretary

Gregory A. Reid
Senior Vice President and Chief Marketing Officer

Stephen L. Bruffett
Vice President and Treasurer

Yellow Transportation, Inc.

James L. Welch
President and Chief Executive Officer

Meridian IQ, LLC

James D. Ritchie
President and Chief Executive Officer

Yellow Technologies, Inc.

Lynn M. Caddell
President

Yellow Corporation

P.O. Box 7563
Overland Park, KS 66207
913-696-6100
www.yellowcorp.com

Independent Auditors

KPMG LLP
Kansas City, MO

Transfer Agent and Registrar

Mellon Investor Services
P.O. Box 3315
So. Hackensack, NJ 01606
800-851-9677
www.melloninvestor.com

Annual Meeting

April 17 at 9:30 a.m.
Yellow Corporation
10990 Roe Avenue
Overland Park, KS 66211

10-K Report

Please write to:
Manager, Investor Relations
Yellow Corporation
or see our web site.
www.yellowcorp.com

BOARD OF DIRECTORS

[PHOTO OF BOARD OF DIRECTORS]

Pictured, standing, from left to right:
Dennis E. Foster,
William L. Trubeck,
Carl W. Vogt,
Richard C. Green, Jr.,
and John C. McKelvey.

Pictured, sitting, from left to right:

William D. Zollars,
Cassandra C. Carr,
and Howard M. Dean.


William D. Zollars
Director since 1999
Chairman of the Board,
President and Chief Executive Officer
of the Company

Cassandra C. Carr (3)
Director since 1997
Senior Advisor,
Public Strategies

Howard M. Dean (2)
Director since 1987
Retired Chairman,
Dean Foods Company

Dennis E. Foster (1), (3)*
Director since 2000
Retired Vice Chairman,
Alltel Corporation

Richard C. Green, Jr. (2)
Director since 2001
Chairman of the Board,
President and Chief Executive
Officer,
Aquila, Inc.

John C. McKelvey (1)*
Director since 1977
President and
Chief Executive Officer,
Menninger Foundation
and Menninger Psychiatric Clinic

William L. Trubeck (2)*
Director since 1994
Executive Vice President,
Operations Support and
Chief Administrative Officer,
Waste Management, Inc.

Carl W. Vogt (1), (3)
Director since 1996
Of Counsel,
formerly Senior Partner,
Fulbright & Jaworski LLP

Daniel J. Churay
Secretary to the Board




(1) Audit Committee
(2) Compensation Committee
(3) Governance Committee
*   Committee Chairman

Design: Cahan & Associates, San Francisco; Photography: cover & pgs. 3-13: Todd Hido; pgs. 27 & 86: Ron Coppock-King

                                [YELLOW LOGO]




                               Yellow Corporation
           P.O. Box 7563, Overland Park, KS 66207, www.yellowcorp.com


                             Printed in Canada #505